Form 10-K405, Exhibit 13
period 1995-12-31
PRIMARK CORP
filed 1996-03-29
CIK 356064

                                                                                                              Exhibit 13-1

                        CONSOLIDATED STATEMENTS OF INCOME

===========================================================================================================================
In Thousands Except Per Share Amounts For Year Ended December 31                       1995            1994            1993
---------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES                                                                $ 617,310       $ 477,026       $ 444,015
---------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of services                                                                    403,435         309,158         292,942
Selling, general and administrative                                                 120,609         102,295          87,606
Depreciation                                                                         15,068          12,091          10,910
Amortization of goodwill                                                              9,561           6,932           6,650
Amortization of other intangible assets                                              11,726           8,514           8,637
---------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                            560,399         438,990         406,745
---------------------------------------------------------------------------------------------------------------------------
Operating income                                                                     56,911          38,036          37,270
---------------------------------------------------------------------------------------------------------------------------
OTHER INCOME AND (DEDUCTIONS)
Investment income                                                                     1,079             722             842
Interest expense                                                                    (20,382)        (14,246)        (14,641)
Foreign currency loss - net                                                          (2,620)         (1,329)         (1,477)
Other (Note 3)                                                                       (1,026)            334            (720)
---------------------------------------------------------------------------------------------------------------------------
Total other deductions                                                              (22,949)        (14,519)        (15,996)
---------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                                33,962          23,517          21,274
INCOME TAX EXPENSE                                                                   15,112           9,767           9,545
---------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                    18,850          13,750          11,729
---------------------------------------------------------------------------------------------------------------------------
DISCONTINUED OPERATIONS
Loss from discontinued operations, net of income tax benefit
of $306,000                                                                            --              --              (764)
Loss from disposal of discontinued operations, net of income
tax benefit of $2,668,000                                                              --              --            (2,802)
---------------------------------------------------------------------------------------------------------------------------
Total discontinued operations                                                          --              --            (3,566)
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS                                                     18,850          13,750           8,163
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT,
net of income tax benefit of $288,000 and $1,528,000, respectively (Note 6c)           (534)            --           (2,650)
---------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                           18,316          13,750           5,513
DIVIDENDS ON PREFERRED STOCK                                                         (1,434)         (1,434)         (1,426)
---------------------------------------------------------------------------------------------------------------------------
NET INCOME APPLICABLE TO COMMON STOCK                                             $  16,882       $  12,316       $   4,087
===========================================================================================================================
EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE
Income from continuing operations                                                 $    0.85       $    0.62       $    0.52
---------------------------------------------------------------------------------------------------------------------------
Discontinued operations:
Loss from discontinued operations                                                      --              --             (0.04)
Loss from disposal of discontinued operations                                          --              --             (0.14)
---------------------------------------------------------------------------------------------------------------------------
Total discontinued operations                                                          --              --             (0.18)
---------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                                       0.85            0.62            0.34
Extraordinary loss (Note 6c)                                                          (0.03)           --             (0.13)
---------------------------------------------------------------------------------------------------------------------------
Total earnings per share                                                          $    0.82       $    0.62       $    0.21
===========================================================================================================================
WEIGHTED AVERAGE COMMON AND
COMMON EQUIVALENT SHARES OUTSTANDING                                                 20,602          19,909          19,805
===========================================================================================================================


The accompanying notes to the consolidated financial statements are an integral part of these statements.



                      Primark Corporation and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
===============================================================================================================================
In Thousands For Year Ended December 31                                                    1995            1994            1993
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                            $  18,316       $  13,750       $   5,513
Adjustments to reconcile net income to net cash flows from operating activities:
Loss from discontinued operations                                                          --              --             3,566
Extraordinary loss on early extinguishment of debt                                          534            --             2,650
Depreciation and amortization                                                            36,355          27,537          26,197
Foreign currency loss - net                                                               2,620           1,329           1,477
Other                                                                                    (5,768)            185           1,803
Changes in assets and liabilities which provided (used) cash,
exclusive of changes shown separately                                                    (3,488)         (2,533)          7,180
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided from operating activities                                              48,569          40,268          48,386
-------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Issuance of short-term notes payable                                                    318,601         157,898         266,204
Repayment of short-term notes payable                                                  (318,601)       (174,898)       (259,578)
Issuance of long-term debt                                                              125,000            --           110,852
Repayment of long-term debt                                                              (3,768)         (3,812)       (153,162)
Proceeds from common stock offering                                                     107,784            --              --
Debt issue costs                                                                         (4,737)           --            (5,085)
Other                                                                                    (3,924)          1,520            (894)
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided from (used for) financing activities                                  220,355         (19,292)        (41,663)
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                                    (22,662)        (22,616)        (12,667)
Capitalized software                                                                     (6,232)         (4,372)         (4,021)
Principal payments received under financing leases                                        3,106           3,106           3,105
Purchase of subsidiaries - net of acquired cash                                        (199,734)         (6,106)           --
Proceeds from sale of a subsidiary                                                         --             6,500            --
Proceeds returned from discontinued operations - net                                       --               910           7,181
Restriction of cash to secure long-term obligations                                        --             9,529          (4,307)
Other - net                                                                              (1,186)          2,769          (4,764)
-------------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                                 (226,708)        (10,280)        (15,473)
-------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                      57             477            (290)
-------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     42,273          11,173          (9,040)
CASH AND CASH EQUIVALENTS, JANUARY 1                                                     20,059           8,886          17,926
-------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, DECEMBER 31                                                $  62,332       $  20,059       $   8,886
===============================================================================================================================
CHANGES IN ASSETS AND LIABILITIES WHICH PROVIDED (USED)
CASH, EXCLUSIVE OF CHANGES SHOWN SEPARATELY
Billed, unbilled and other receivables - net                                          $ (11,250)      $  (8,351)      $   5,170
Accounts payable                                                                         (3,101)         (4,559)         (3,928)
Federal income, property and other taxes payable - net                                    1,522             390           1,397
Other current assets and liabilities                                                      6,989           6,262           6,208
Other noncurrent assets and liabilities                                                   2,352           3,725          (1,667)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                      $  (3,488)      $  (2,533)      $   7,180
===============================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - CASH PAID FOR:
Income taxes, including amounts paid for discontinued operations                      $  10,616       $   8,086       $  11,184
Interest                                                                              $  20,351       $  14,503       $  13,679
===============================================================================================================================



The accompanying notes to the consolidated financial statements are an integral part of these statements.

                      Primark Corporation and Subsidiaries

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

==============================================================================================================================
In Thousands At December 31                                                                                 1995          1994
------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents, at cost(which approximates market value)                                     $ 62,332      $ 20,059
Receivables:
Billed receivables less allowance for doubtful accounts of $4,371,000 and $2,226,000, respectively       107,636        78,940
Unbilled and other receivables                                                                            33,255        23,416
Other current assets                                                                                      17,146        12,583
------------------------------------------------------------------------------------------------------------------------------
                                                                                                         220,369       134,998
------------------------------------------------------------------------------------------------------------------------------
DEFERRED CHARGES AND OTHER ASSETS
Goodwill, less accumulated amortization of $27,330,000 and $18,072,000, respectively                     436,203       256,345
Other intangible assets, less accumulated amortization of $9,308,000 and
$15,981,000, respectively                                                                                 29,074        29,280
Capitalized software, less accumulated amortization of $5,015,000 and $1,810,000, respectively            20,676        10,472
Net long-term investment in financing leases (Note 5a)                                                    11,871        14,960
Other (Note 6c)                                                                                           12,396         8,384
------------------------------------------------------------------------------------------------------------------------------
                                                                                                         510,220       319,441
------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST
Computer equipment                                                                                        56,765        42,446
Leasehold improvements                                                                                    23,928        15,268
Property leased to others                                                                                 16,020        16,020
Other                                                                                                     16,806         9,370
------------------------------------------------------------------------------------------------------------------------------
                                                                                                         113,519        83,104
Less - Accumulated depreciation                                                                           41,709        29,627
------------------------------------------------------------------------------------------------------------------------------
                                                                                                          71,810        53,477
------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $802,399      $507,916
==============================================================================================================================
LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                                                        $ 21,184      $ 13,375
Accrued employee payroll and benefits                                                                     30,233        18,618
Federal income, property and other taxes payable                                                           9,582        12,383
Deferred income                                                                                           41,940        20,983
Current portion of long-term debt, including capital lease obligations (Note 6b)                           5,105         4,907
Other                                                                                                     30,675        26,842
------------------------------------------------------------------------------------------------------------------------------
                                                                                                         138,719        97,108
------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT AND OTHER LIABILITIES
Long-term debt, including capital lease obligations (Note 6b)                                            265,863       145,926
Deferred income taxes                                                                                     13,189        13,220
Other                                                                                                     13,625        10,007
------------------------------------------------------------------------------------------------------------------------------
                                                                                                         292,677       169,153
------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                        431,396       266,261
------------------------------------------------------------------------------------------------------------------------------
CONTINGENCIES (Note 8)
REDEEMABLE PREFERRED STOCK
$1 par value-authorized, 4,000,000 shares; issued and outstanding, 674,943 shares                         16,874        16,874
------------------------------------------------------------------------------------------------------------------------------
COMMON SHAREHOLDERS' EQUITY (SEE ACCOMPANYING STATEMENT)                                                 354,129       224,781
------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $802,399      $507,916
==============================================================================================================================


The accompanying notes to the consolidated financial statements are an integral part of these statements.


                      Primark Corporation and Subsidiaries

             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

==============================================================================================================================
In Thousands For Year Ended December 31                                                1995            1994             1993
------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, without par value-authorized 65,000,000 shares, issued 24,435,968,
19,912,668, and 19,912,738 shares, respectively, at $0.02 stated value
Balance - beginning of period                                                        $     398       $     398       $     398
Issued in public offering                                                                   91            --              --
------------------------------------------------------------------------------------------------------------------------------
Balance - end of period                                                                    489             398             398
------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance - beginning of period                                                          113,696         113,545         113,668
Issued in public offering                                                              104,617            --              --
Tax benefit relating to stock option plans                                               4,177            --              --
Option exercises                                                                         3,076            --              --
Gain (loss) on treasury shares                                                             439             151            (123)
------------------------------------------------------------------------------------------------------------------------------
Balance - end of period                                                                226,005         113,696         113,545
------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance - beginning of period                                                          124,964         112,648         108,561
Net income                                                                              18,316          13,750           5,513
Dividends on preferred stock                                                            (1,434)         (1,434)         (1,426)
------------------------------------------------------------------------------------------------------------------------------
Balance - end of period                                                                141,846         124,964         112,648
------------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK, at average cost, 1,119,287, 1,392,789 and
1,534,463 shares, respectively, held in treasury
Balance - beginning of period                                                          (13,145)        (14,264)        (15,918)
Repurchased                                                                             (6,944)           (764)           (140)
Reissued for employee stock purchase plan                                                1,933           1,828           1,794
Reissued for stock option plans                                                          3,342              55            --
------------------------------------------------------------------------------------------------------------------------------
Balance - end of period                                                                (14,814)        (13,145)        (14,264)
------------------------------------------------------------------------------------------------------------------------------
UNEARNED COMPENSATION
Balance - beginning of period                                                           (1,674)         (2,678)         (3,804)
Amortization of unearned compensation                                                      965           1,004           1,126
------------------------------------------------------------------------------------------------------------------------------
Balance - end of period                                                                   (709)         (1,674)         (2,678)
------------------------------------------------------------------------------------------------------------------------------
CUMULATIVE FOREIGN CURRENCY TRANSLATION ADJUSTMENT
Balance - beginning of period                                                              542          (1,515)         (1,350)
Translation adjustment                                                                   1,224           3,070            (235)
Income tax benefit (expense) on adjustment                                                (454)         (1,013)             70
------------------------------------------------------------------------------------------------------------------------------
Balance - end of period                                                                  1,312             542          (1,515)
------------------------------------------------------------------------------------------------------------------------------
Total Common Shareholders' Equity                                                    $ 354,129       $ 224,781       $ 208,134
==============================================================================================================================



The accompanying notes to the consolidated financial statements are an integral part of these statements.

                      Primark Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Primark Corporation and all majority-owned subsidiaries (the "Company"). Investments in companies of fifty percent or less are carried at equity unless the Company has a controlling influence. Significant intercompany transactions and balances have been eliminated. To facilitate the timely preparation of the Company's calendar year financial statements, the foreign and domestic accounts of Datastream International Limited and affiliates ("Datastream") are included in the Company's consolidated accounts on a one-month lag based on a fiscal year ending November 30.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to prior years' statements to conform to the current year presentation.

b. Foreign Currency Translation

The functional currency for most of the Company's foreign operations is the applicable local currency. Foreign currency accounts are translated into U.S. dollars using current exchange rates in effect at the balance sheet date for assets and liabilities, and weighted average monthly exchange rates during the period for revenues and expenses. Adjustments resulting from translation are reported as a separate component of Common Shareholders' Equity. Gains and losses resulting from transactions and certain balance sheet accounts that are denominated in currencies other than the applicable functional currency are included in income.

c. Derivative Financial Instruments

The Company enters into currency exchange and interest rate swap agreements, consisting principally of forward exchange contracts and purchased currency options, to minimize interest rate and foreign exchange risks. Gains and losses related to qualifying accounting hedges of firm commitments are deferred and recognized in income when the hedged transaction occurs. Gains and losses from financial instruments which do not qualify for hedge accounting are marked to market currently and recognized as a gain or loss in the current period. The Company does not hold or issue derivative financial instruments for trading purposes.

d. Contract Revenue Recognition

Revenues are derived from services provided to the U.S. Government and commercial customers under various types of contracts. Revenues under cost reimbursement type contracts are recorded as work is performed. Revenues derived from fixed-price contracts are recorded using the percentage-of-completion method measured by costs incurred to date to estimated total costs for each contract. Revenues derived from time and materials contracts are recorded at contractual rates as work is performed and costs are incurred. Revisions in estimates of costs and profits related to contracts are reflected in income currently. Provisions for estimated losses on contracts are recorded to income when identified.

e. Subscription Revenue Recognition

Revenue derived from subscription contracts are generally billed in advance of services provided. Amounts billed in advance are recorded to deferred income and recognized ratably over the period in which services are performed.

f. Lease Classification and Revenue Recognition

The Company is the lessor of depreciable and non-depreciable property. Depreciable property included in capital leases is classified and accounted for as direct financing leases. Accordingly, the unearned interest is amortized to income over the lease term using a method which approximates the interest method. Nondepreciable property is classified and accounted for as operating leases. Revenues on operating leases are recognized when earned. Revenues from the Company's financing and operating leases also include reimbursements of certain executory costs.


                      Primark Corporation and Subsidiaries

                                 NOTES CONTINUED


================================================================================

g. Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less.

h. Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of net tangible assets acquired and is being amortized over estimated useful lives ranging from 20 to 40 years. The Company annually evaluates the net balance of goodwill for recoverability based on the undiscounted projected cash flows of the respective businesses. Based upon the anticipated future income and cash from operations, in the opinion of Company management, there has been no impairment. Other intangible assets and liabilities consist of non-compete covenants, proprietary data, trademarks and unfavorable lease commitments. These costs are amortized on a straight-line basis over periods ranging from 3 to 20 years.

i. Property, Equipment and Capitalized Software

Computer equipment and other property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, ranging from 3 to 10 years. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the estimated useful life of the improvement. Capitalized software is amortized on a straight-line basis over periods ranging from 3 to 5 years.

j. Income Taxes

The Company provides deferred income taxes for the expected future tax consequences of all temporary differences, and adjusts deferred tax balances to reflect changes in tax rates expected to be in effect during the periods in which the temporary differences reverse. As temporary differences reverse, the related deferrals are recorded to income.

k. Earnings Per Share

Earnings per share from continuing operations are computed by reducing the related income by preferred stock dividends to derive per share amounts applicable to common stock.

Per share amounts are computed based on the weighted average common shares outstanding plus common equivalent shares. Common equivalent shares result from the assumed exercise of outstanding stock options, reduced by the number of shares that could be purchased from the proceeds of such exercise at the average market price of the Company's common stock. Common equivalent shares of 1,452,000, 1,399,000, and 1,479,000 shares were included in the computation of earnings per share amounts for the years ended December 31, 1995, 1994, and 1993, respectively. Earnings per share assuming full dilution have not been disclosed for any year presented as they do not differ materially from earnings per common and common equivalent share.

l. Newly Issued Accounting Standards

In March, 1995, Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), was issued. This statement, which will be required in 1996, establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long lived-assets and certain identifiable intangibles to be disposed of.

In October, 1995, Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued. This statement, which will be required in 1996, establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company is continuing to evaluate whether it will elect to change to the recognition provisions of SFAS 123.

The Company has not determined the effects of implementing SFAS 121 and SFAS 123 on its financial position and results of operations for any future periods.


                      Primark Corporation and Subsidiaries

                                 NOTES CONTINUED

================================================================================

2. Acquisitions

The Company's consolidated financial statements include the operations of Disclosure from its June 29, 1995 acquisition date and the operations of Vestek from its June 30, 1994 acquisition date for the years ended 1995 and 1994, respectively.

a. Acquisition of Disclosure Incorporated and Affiliates

On June 29, 1995, the Company acquired the entire equity interest of Disclosure Incorporated and certain of its affiliates ("Disclosure"), including I/B/E/S International Inc. ("I/B/E/S") and a 50% ownership of Worldscope for a total purchase price of $200,000,000 in cash. The Company obtained $215,000,000 of external financing, of which $185,000,000 was used to finance the cash consideration paid in the acquisition. Bank financing was obtained through a $125,000,000 term loan and a $45,000,000 draw on a $75,000,000 revolving line of credit, pursuant to a Term Loan Agreement and a Revolving Credit Facility (Note
6). The remaining $15,000,000 of bank financing was obtained pursuant to a loan agreement with one of the Company's wholly-owned subsidiaries (Note 6a). The Company incurred fees of approximately $6,076,000 associated with the acquisition.

Founded in 1968, Disclosure is a provider of "as reported" and abstracted financial information, primarily derived from Securities and Exchange Commission filings and supplemented with information from companies, stock exchanges and other sources, both in the United States and worldwide. I/B/E/S is a source of earnings estimates for investors, financial institutions and portfolio managers on a global basis.

The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to Disclosure's tangible and intangible net assets acquired, based upon their estimated fair values as of the acquisition date. The excess of the purchase price over the estimated fair value of total net assets acquired of approximately $188,065,000 was recorded to goodwill and will be amortized over lives ranging between 25 and 40 years. Future adjustments to the total purchase price allocation, if any, are not expected to materially affect the Company's financial statements.


The following unaudited pro forma financial information reflects the consolidated results of operations of the Company for the years ended December
31, 1995 and 1994 as though the acquisition of Disclosure had occurred on January 1, 1994. This information has been prepared for comparative purposes only and does not necessarily represent actual operating results that may be achieved in the future or that would have occurred had the acquisition of Disclosure been consummated on January 1, 1994.


================================================================================
(000s except Earnings Per Share)                           1995             1994
--------------------------------------------------------------------------------
Operating revenues                                     $668,586         $562,600
Income from continuing operations                        16,838            7,056
Net income applicable to common stock                    15,404            5,622
Earnings per share from continuing
operations                                             $   0.75         $   0.28
================================================================================


A summary of the cash components of the Disclosure acquisition is shown below.

================================================================================
(000s)
--------------------------------------------------------------------------------
Fair value of assets acquired (including goodwill)                      $247,475
Liabilities assumed                                                       47,475
--------------------------------------------------------------------------------
Total purchase price                                                     200,000
Acquisition fees paid to date                                              6,076
--------------------------------------------------------------------------------
Total cash paid                                                          206,076
Acquired cash                                                             (1,605)
--------------------------------------------------------------------------------
Cash paid - net of acquired cash                                        $204,471
================================================================================

b. Acquisition of Vestek Systems, Inc.

On June 30, 1994, the Company acquired all of the assets and assumed substantially all of the liabilities of Vestek Systems, Inc. ("Vestek") for a total purchase price of approximately $6,900,000 in cash. Vestek is a provider of information services and applications software to customers in the U.S. and Canada. The acquisition was accounted for as a purchase and, accordingly, the purchase price (and related transaction fees) were allocated to the estimated fair value of Vestek's assets and assumed liabilities. The remainder of the purchase price of approximately $6,000,000 was recorded to goodwill and is being amortized over 20 years.

                      Primark Corporation and Subsidiaries

                                 NOTES CONTINUED


================================================================================

3. Dispositions and Other Charges

On May 20, 1994, the Company sold all of the issued and outstanding common stock of Wellmark Incorporated for $6,500,000 in cash. The sale resulted in a pre-tax gain of $1,781,000 which has been included in other income for 1994. The sale represented a disposal of a portion of the Company's information services business segment. Accordingly, Wellmark's operating results through the date of disposal, along with the gain resulting therefrom, have been included as part of income from continuing operations.

On August 27, 1993, the Company sold all of the issued and outstanding common stock of Westmark for approximately $6,000,000 consisting of $3,500,000 in cash and two promissory notes. For the year ended December 31, 1993, the Company recognized a loss from discontinued operations of $764,000, and an after-tax loss from disposal of $1,594,000 for Westmark. During 1993, Westmark recorded $5,166,000 of revenues.

In July 1994, the Company restructured the Westmark promissory notes. The Company agreed to cancel the notes with a remaining value of $2,195,000 in exchange for a $500,000 cash payment received in October 1994, 400,000 shares of Network Financial Services, Inc. common stock and a full release from all indemnity obligations given in connection with the Westmark sale. On June 30, 1994, the Company recorded a pre-tax charge of $1,251,000 reflecting the write-off of these notes. The loss was recorded to continuing operations in other deductions, as the revaluation of these notes occurred subsequent to the disposal date.

On December 31, 1993, the Company liquidated its life insurance business (previously a subsidiary of Westmark) which, after payment of certain liquidation costs, resulted in net cash proceeds to the Company of approximately $1,100,000. Additionally, an after tax charge of $1,208,000 was recorded during the fourth quarter of 1993 for anticipated settlements of tax and legal matters related to previously discontinued operations.

4. Unbilled Receivables


Unbilled receivables under U. S. Government and commercial contracts consisted of the following.

================================================================================
December 31 (000s)                                          1995            1994
--------------------------------------------------------------------------------
U.S. Government                                            $19,536       $15,866
Commercial                                                  11,347         5,827
--------------------------------------------------------------------------------
Total unbilled receivables                                 $30,883       $21,693
================================================================================

Unbilled receivables represent recoverable costs and accrued profit not billed to customers that will be billed on the basis of contractual terms and delivery schedules. At December 31, 1995 and 1994, U.S. Government unbilled receivables included a retainage of $4,418,000 and $4,487,000 respectively. Of the retainage amount at December 31, 1995, $2,627,000 is expected to be collected after one year, subject to government audit and approval. All other unbilled receivables are due within one year.

================================================================================

5. Leases

a. Lessor

Primark Storage Leasing Corporation ("PSLC") leases to ANR Pipeline Company underground natural gas storage fields under noncancellable agreements expiring in 2003. Such agreements provide for renewal options which could extend the lease term to 2013. Future minimum lease receipts, as shown below, are reflected through the year 2003.


The cost of nondepreciable property leased under related operating leases was $16,020,000 for the periods ending December 31, 1995 and 1994. The components of PSLC's net investment in financing leases are shown below.

================================================================================
December 31 (000s)                                           1995           1994
--------------------------------------------------------------------------------
Total minimum lease receipts                               $ 37,927      $49,395
Less-executory costs                                         15,732       21,185
--------------------------------------------------------------------------------
Minimum lease receipts                                       22,195       28,210
Less-unearned interest                                        7,218       10,144
--------------------------------------------------------------------------------
Net investment in financing leases                           14,977       18,066
Current portion                                               3,106        3,106
--------------------------------------------------------------------------------
Net long-term investment in financing leases                $11,871      $14,960
================================================================================


                      Primark Corporation and Subsidiaries

                                 NOTES CONTINUED


================================================================================

Future minimum lease receipts related to direct financing leases will vary from year to year as a result of the provisions of the lease agreements. Estimated future minimum lease receipts at December 31, 1995 are shown below.

================================================================================
(000s)                                       Direct Financing          Operating
                                                       Leases             Leases
--------------------------------------------------------------------------------
1996                                                  $ 7,289            $ 2,072
1997                                                    6,814              2,070
1998                                                    6,156              2,070
1999                                                    5,594              2,069
2000                                                    4,567              2,070
Thereafter                                              7,507              6,236
--------------------------------------------------------------------------------
Total minimum lease receipts                          $37,927            $16,587
================================================================================

b. Lessee

The Company leases a variety of assets principally under noncancellable operating lease agreements, including office facilities, real property, computer and office equipment, and heavy aircraft maintenance facilities and related equipment. These leases expire at various dates through 2021.

Certain of TASC's office facilities are leased from a related party under operating leases which expire through the year 2006. Rent expenses under these leases were $3,750,000, $3,708,000, and $3,613,000 for the years ended 1995,
1994, and 1993, respectively. In connection with these leases, the Company has an option to purchase TASC's corporate headquarters facility at any time through June 30, 1996 for approximately $30,000,000.


Estimated future minimum commitments under noncancelable leases are shown below.

================================================================================
(000s)                                                 Capital         Operating
--------------------------------------------------------------------------------
1996                                                  $  1,714          $ 28,876
1997                                                     1,161            20,036
1998                                                       847            16,806
1999                                                        49            13,564
2000                                                        -             12,406
Thereafter                                                  -             62,338
--------------------------------------------------------------------------------
Total minimum lease payments                             3,771          $154,026
Amounts representing interest and other                   (435)
--------------------------------------------------------------
Present value of net minimum payments                    3,336
--------------------------------------------------------------
Current portion                                         (1,353)
--------------------------------------------------------------
Long-term obligations                                 $  1,983
================================================================================

Total rent expense for all operating leases, including TASC's related party rentals, was $27,524,000, $20,982,000, and $21,052,000 (net of sublease rentals of $250,000, $1,023,000, and $1,914,000) for the years ended December 31, 1995,
1994 and 1993, respectively.

6. Short-Term and Long-Term Debt

a. Notes Payable


Information relative to short-term bank borrowings of the Company and its subsidiaries is shown below.

================================================================================
(000s)                                        1995           1994           1993
--------------------------------------------------------------------------------
Outstanding borrowings
at December 31                              $     -         $     -      $17,000

Available for future
borrowings at December 31                   $75,000         $75,000      $58,000

Weighted average effective
interest rate on:

Average bank borrowings                         8.0%            6.1%         5.8%

Bank borrowings at
December 31                                       -               -          5.4%

Aggregate borrowings
outstanding:

Maximum outstanding                         $64,324         $21,858      $26,000

Average outstanding during
the year                                    $22,661         $ 6,653      $11,197
================================================================================

On June 29, 1995, the Company entered into a new $75,000,000 revolving credit facility (the "Credit Facility") to replace its $75,000,000 credit agreement due to expire in 1996 (Note 6c). The Credit Facility expires on October 15, 2000. Interest on outstanding borrowings under the Credit Facility is payable at a rate of 1.75% above the current prevailing LIBOR rate or, at the Company's option, at 0.50% above the higher of the current prevailing Federal Funds rate plus 0.50% or the prime rate of interest. Commitment fees are payable quarterly at a rate of 0.375% per annum on the average daily unused portion of the facility. The Credit Facility contains various restrictive covenants which, among other things, require the Company to maintain certain minimum levels of consolidated net worth and specific consolidated liquidity and long-term solvency ratios. The Credit Facility is secured by a pledge of the outstanding common stock of certain of the Company's subsidiaries.


                      Primark Corporation and Subsidiaries

                                 NOTES CONTINUED


================================================================================

On June 29, 1995, TASC, a wholly-owned subsidiary of the Company, entered into a $15,000,000 unsecured Loan Agreement (the "Loan") due June 28, 1996 in connection with the Company's acquisition of Disclosure. Interest of approximately 7.625% was charged on outstanding borrowings under the Loan. On December 6, 1995, the Loan was retired through proceeds received from the Company's issuance of common stock (Note 10).

b. Long-Term Debt


The Company's outstanding long-term debt, including capital lease obligations, consisted of the following:

================================================================================
December 31 (000s)                                     1995                 1994
--------------------------------------------------------------------------------
Primark 8.75% Senior Notes $112,000,000
due 2000                                             $111,140           $111,003

Primark Storage Leasing 8.82% Senior
Secured Note due through 2010                          31,492             35,260

Primark bank Term Loan due through 2002               125,000                  -

Capital lease obligations                               3,336              4,570
--------------------------------------------------------------------------------
Total debt and capital lease obligations              270,968            150,833

Less - current maturities                               5,105              4,907
--------------------------------------------------------------------------------
Long-term debt and capital lease obligations         $265,863           $145,926
================================================================================

Required principal payments on long-term debt and notes payable over the next five years, excluding capital lease obligations are $3,752,000 in 1996, $8,929,000 in 1997, $18,947,000 in 1998, $23,884,000 in 1999, and $33,665,000 in
2000.

Primark's 8.75% Senior Notes due 2000 ("Senior Notes") are carried at their principal amount due at maturity less unamortized discount. Interest on the Senior Notes is payable semi-annually on April 15 and October 15. The Senior Notes are unsecured obligations of the Company, contain no mandatory sinking fund or redemption requirements, and are redeemable in whole or in part at the option of the Company on or after October 15, 1997 at redemption prices ranging from 104.375% in 1997 to 100.00% in 1999 and thereafter, plus accrued interest. Under certain circumstances, the Company may redeem up to 35% of the originally issued principal amount of the Senior Notes prior to October 15, 1997, at a price of 109.00% plus accrued interest. The Indenture pursuant to which the Senior Notes were issued contains various restrictive covenants. Under the most restrictive covenants, the Company is restricted from paying cash dividends on its common stock, repurchasing its common stock or making certain other payments which in the aggregate exceed the sum of: (1) $10,000,000; (2) 50% of the Company's consolidated net income (cumulative from the date of issuance of the Senior Notes); plus (3) 100% of the net proceeds received from sales of the Company's common stock for cash.

On August 7, 1992, Primark Storage Leasing issued through private placement a $45,000,000, 8.82% Senior Secured Note. Proceeds from this note were transferred to the Company to finance the Datastream acquisition. Principal and interest payments on the note are due in quarterly installments until its October 15, 2010 maturity; principal installments paid during 1995 totaled $3,768,000. The note is nonrecourse and secured by principally all assets of Primark Storage Leasing, along with all of its leases and rental revenues.

On June 29, 1995, the Company entered into a $125,000,000 Term Loan Agreement (the "Term Loan") due June 30, 2002. Principal payments are due semi-annually commencing on December 31, 1997. Interest on outstanding borrowings under the Term Loan is payable at a rate of 2.0% above the current prevailing LIBOR rate of interest or, at the Company's option, at 0.75% above the higher of the current prevailing Federal Funds rate plus 0.50% or the prime rate of interest. The Term Loan contains various restrictive covenants which, among other things, require the Company to maintain certain minimum levels of consolidated net worth and specific consolidated liquidity and long-term solvency ratios. The Term Loan is secured by a pledge of the outstanding common stock of certain of the Company's subsidiaries.

Deferred debt issue costs are amortized over the terms of the related debt, ranging from 3 to 18 years.

c. Debt Refinancing

On June 29, 1995, the Company entered into a new



                      Primark Corporation and Subsidiaries

                                 NOTES CONTINUED


================================================================================

$75,000,000 revolving Credit Facility (Note 6a) to replace a similar facility due to expire in 1996. Pursuant to the terms of the Credit Facility, the Company's prior revolving credit agreement was terminated. The early extinguishment of such indebtedness generated an extraordinary after-tax loss of $534,000 for the write-off of unamortized debt issue costs associated with the credit agreement.

On October 18, 1993, the Company issued Senior Notes (Note 6b) at a price of 98.975% which generated total proceeds to the Company of $110,852,000 before underwriting fees. Concurrent with the issuance of the Senior Notes, the Company entered into the three-year $75,000,000 revolving credit agreement with a bank. Proceeds from the issuance of the Senior Notes, together with an initial borrowing under the credit agreement and existing cash balances, were used to retire certain then existing indebtedness of the Company. The early extinguishment of the indebtedness generated an extraordinary after-tax loss of $2,650,000 for the year ended December 31, 1993. This loss primarily reflects the write-off of unamortized debt issue costs associated with the Company's retired indebtedness.

================================================================================
7. FINANCIAL INSTRUMENTS

a. Foreign Exchange Risk Management

The Company enters into forward exchange contracts and purchases currency options to reduce the exposure of foreign currency fluctuations associated with certain firm commitments and anticipated cash flows. The Company's principal strategy is to protect the net cash flow from foreign customers' contracts. As these contracts are typically under two years in length, most of the derivative financial instruments are under two years in duration. The Company principally enters into contracts which deliver Japanese yen, Swiss francs, German deutsche marks and French francs for U.S. dollars at agreed-upon exchange rates. Other contracts include the exchange of German deutsche marks for British pounds. Counterparties to these agreements are major international financial institutions.


The tables below illustrate the U.S. dollar equivalent of foreign exchange contracts at December 31, 1995 and 1994 along with unrecorded gross unrealized gains and losses.


================================================================================
December 31 (000s)                                      1995
--------------------------------------------------------------------------------
                                                       Gross          Gross
                                                    Unrealized     Unrealized
                                      Notional         Gains          Losses
                                       Amount        Deferred        Deferred
--------------------------------------------------------------------------------
FORWARD EXCHANGE CONTRACTS:
Japanese Yen                         $ 5,199        $495           $     -
Deutsche Mark/Sterling                 2,986           -                 -
Deutsche Mark                          4,836         161              (133)
Swiss Franc                            3,798         165               (66)
French Franc                           2,827          41               (44)
Other                                      -           -                 -
--------------------------------------------------------------------------------
                                     $19,646        $862           $  (243)
================================================================================
OPTION CONTRACTS:
Japanese Yen                         $   876        $ 53           $     -
Deutsche Mark/Sterling                 2,800           -               (13)
Deutsche Mark                          4,136           2               (24)
Swiss Franc                            3,582           -               (26)
French Franc                           2,830           -               (22)
Other                                    726           4                (1)
================================================================================
                                     $14,950        $ 59           $   (86)

================================================================================
December 31 (000s)                                     1994
--------------------------------------------------------------------------------
                                                       Gross          Gross
                                                    Unrealized     Unrealized
                                      Notional         Gains          Losses
                                       Amount        Deferred        Deferred
--------------------------------------------------------------------------------
FORWARD EXCHANGE CONTRACTS:
Japanese Yen                         $  6,795          $  46           $  (50)
Deutsche Mark/Sterling                  5,717              -                -
Deutsche Mark                           3,748              -             (276)
Swiss Franc                             3,232              8             (147)
French Franc                            2,856             12              (94)
Other                                     313              -              (13)
--------------------------------------------------------------------------------
                                     $ 22,661          $  66           $ (580)
================================================================================
OPTION CONTRACTS:
Deutsche Mark                        $  1,419          $   4           $    -
Swiss Franc                             1,462              3                -
French Franc                              710              1                -
Other                                     288              -               (3)
--------------------------------------------------------------------------------
                                     $  3,879          $   8          $    (3)
================================================================================

b. Long-Term Foreign Currency Exchange Instruments

In 1992, as required by the Company's bank group, Datastream entered into long-term foreign currency swap agreements. As a result of the 1993 refinancing pursuant


                      Primark Corporation and Subsidiaries
32

                                 NOTES CONTINUED


================================================================================

to which Datastream's debt was repaid in full, these swaps were sold on October 25, 1993 for a small amount of cash. Changes in the market value of the swaps were recorded to income which resulted in an after-tax loss of $939,000 for the year ended December 31, 1993.

c. Interest Rate Swap Agreement

On August 1, 1995, the Company entered into an interest rate swap agreement with a major bank, having a notional principal amount of $18,333,000. The swap agreement effectively changed the interest rate of a portion of Primark's long-term debt from a floating rate to a 6.1% fixed rate. This swap agreement expires in December of 1999. Though the Company is exposed to credit and market risk in the event of future non-performance by the bank, management does not anticipate that such an event will occur.

d. Fair Value of Financial Instruments


The carrying and estimated fair value of certain of the Company's financial instruments are shown below.

==================================================================================
                                      Carrying Value        Estimated   Fair Value
December 31 (000s)                   1995        1994          1995        1994
----------------------------------------------------------------------------------
Options                            $   335   $       168    $     308    $    173

Forwards                           $   109   $        56    $     728    $   (458)

Interest rate swaps                $     -   $         -    $    (298)   $      -

8.75% Senior Notes                 $111,140  $   111,003    $ 114,800    $107,520

8.82% Senior
Secured Note                       $ 31,492  $    35,260    $  37,443    $ 34,552

Redeemable
preferred stock                    $ 16,874  $    16,874    $  34,928    $ 17,717
==================================================================================

Estimated fair values of these financial instruments at December 31, 1995 and 1994 were based upon quotes obtained from investment and commercial bankers using comparable securities. The fair values of currency forward contracts and purchased currency options were estimated based on quoted market prices of contracts with similar terms. Other financial instruments have been excluded as their carrying value approximates their market value.

================================================================================

8. CONTINGENCIES

On August 16, 1994, a jury in a civil case in the Federal District Court in Boston, Massachusetts returned an unfavorable verdict against the Company's wholly-owned subsidiary, TASC, for approximately $3.1 million plus accrued interest. The lawsuit was brought by a former TASC employee and involved a claim for compensation for intellectual property transferred to TASC and claims relating to such employee's termination of employment. The events underlying this lawsuit occurred prior to the Company's acquisition of TASC in August of 1991. In July 1995, TASC paid $3.3 million in full settlement of this lawsuit. The Company had previously reserved for the settlement.

On June 24, 1994, a jury in a civil case in the Massachusetts Superior Court (the "Court") returned an unfavorable verdict against the two founders of TASC, and against TASC itself. The suit was brought by a former employee regarding a TASC stock transaction with took place in 1976, prior to the Company's acquisition of TASC in 1991. On June 28, 1994, the Court ordered that judgment be entered on the verdict requiring the two founders (but not TASC itself) to disgorge $19,800,000. Such amount accrues post-judgment interest at a statutory rate. As an alternative course of action, the plaintiff may pursue the two founders and TASC, jointly and severally, for $48,600. Based on the adjudication, the Company has denied requests of the two founders for indemnification. Certain post-verdict motions (including a motion for judgment notwithstanding the verdict, and in the alternative, a motion for a new trial) are pending. While the outcome of these motions cannot be predicted with certainty, the Company believes it will not be required to pay any portion of this judgment.

On April 8, 1994, the Department of Defense Office of the Assistant Inspector General for Auditing (the "IG") issued a final report relative to its audit of contracting practices of the Ballistic Missile Defense Organization (the "BMDO"), which included a comprehensive review of one of TASC's contracts with the BMDO. The report included a recommendation for monetary recovery from TASC. All of the issues raised in the report were settled with the cognizant government contracting officer during 1995. The Company's reserves were adequate for the resolution of this matter.


                      Primark Corporation and Subsidiaries

                                 NOTES CONTINUED


================================================================================

The Company has received notifications from the Michigan Department of Natural Resources of three matters involving environmental contamination in the vicinity of natural gas storage fields in Michigan which the Company leases to an interstate pipeline company. The Company conducts no operations of its own on these properties. While the ultimate resolution of these matters cannot be predicted at this time, the Company believes that its existing reserves of approximately $250,000 are adequate for the resolution of such matters

The Company and its subsidiaries are involved in certain other administrative proceedings and matters concerning issues arising in the ordinary course of business. Management cannot predict the final disposition of such issues, but believes that adequate provision has been made for the probable losses and the ultimate resolution of these proceedings will not have a material adverse effect on the Company's financial condition, results of operations or financial liquidity.

================================================================================

9. REDEEMABLE PREFERRED STOCK

The Company's Series A Cumulative Convertible Preferred Stock pays cumulative quarterly dividends at an annual rate of 8.5%. Such dividends may be paid in the form of cash or additional shares of preferred stock through August 1996; all such dividends thereafter must be paid in the form of cash. Increases in the number of preferred shares outstanding as a result of dividends paid in the form of additional preferred shares were 14,044 for the year ended December 31, 1993. All subsequent preferred stock dividends declared have been paid in cash.

Subject to certain anti-dilution provisions, each share of preferred stock may be converted, at any time, into the Company's common stock at a rate of $14.49. Commencing August 1996, the Company may redeem the preferred stock at its $25 per share liquidation preference, plus any accrued and unpaid dividends. Commencing August 1998, a mandatory sinking fund will be provided for the annual retirement of 150,000 preferred shares. All preferred shares must be redeemed by the Company by August 2001. Holders of the preferred stock have certain voting rights should dividend defaults occur.

================================================================================

10. COMMON SHAREHOLDERS' EQUITY


a. Common Stock

On December 5, 1995, the Company completed an equity offering in which it sold
4,068,200 shares of its common stock and offered an additional 288,000 shares for certain selling shareholders. The sale of common stock together with option proceeds related to the selling shareholders provided the Company
$107,784,000, net of commissions and expenses. A portion of the proceeds were used to pay down the outstanding balance of $48,166,000 on the Company's revolving credit agreement and to prepay the $15,000,000 TASC Loan (Note 6a).
Changes in the number of shares of the Company's common stock are shown below.

================================================================================
December 31                             1995              1994              1993
--------------------------------------------------------------------------------
COMMON STOCK
ISSUED                               24,435,968        19,912,668     19,912,738

COMMON STOCK
HELD IN TREASURY

Balance - beginning
of period                            (1,392,789)       (1,534,463)    (1,714,652)

Treasury shares
acquired                               (279,154)          (61,030)       (13,100)

Treasury shares
reissued:

Employee stock
purchase plan                           203,647           196,617        193,289

Exercise of Stock
Options                                 349,009             6,087              -
--------------------------------------------------------------------------------
Balance - end of
period                               (1,119,287)       (1,392,789)    (1,534,463)
--------------------------------------------------------------------------------
COMMON STOCK
OUTSTANDING                          23,316,681        18,519,879     18,378,275
================================================================================

In November 1993, the Company's Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company's common stock from time to time through open market and/or privately negotiated transactions. The Company repurchased 61,030 shares and 13,100 shares of its outstanding common stock on the open market for the years ended December 31, 1994 and 1993, respectively. During 1995, shares of the Company's common stock were delivered to satisfy the exercise price of stock options and shares were withheld from the exercise of stock options to

                      Primark Corporation and Subsidiaries
34

                                 NOTES CONTINUED

================================================================================

satisfy the related tax withholding requirements. All such repurchased shares are held in treasury to be used for general corporate purposes.

The Company's Rights Agreement is designed to deter coercive or unfair takeover tactics, and to prevent a buyer from gaining control of the Company without offering a fair price to all of its shareholders. The Rights Agreement, which expires on January 25, 1998, generally becomes effective when an "Acquiring Person" (as defined in the agreement) beneficially owns 20% or more of the outstanding shares of the Company's common stock. In general, upon a "Triggering Event" (as defined in the agreement), each share of the Company's common stock carries the right to convert the corresponding "Attached Rights" (as defined in the agreement) into one share of common stock at a specified price. At December 31, 1995, common stock reserved for issuance under the Rights Agreement was 23,316,681 shares.

b. Employee Stock Ownership and Profit Sharing Plans

The Primark Corporation Employee Stock Ownership Plan covers all of the employees of the Company and certain subsidiaries. The plan was pre-funded in 1989 with 965,000 shares of the Company's common stock which is being allocated to participants over an eight-year period.

TASC's Profit Sharing and Stock Ownership Plan covers substantially all of its employees. Employer contributions primarily are determined by TASC's Board of Directors at amounts not exceeding the maximum amount deductible for Federal income tax purposes. Contributions to this plan were $10,625,000, $9,680,000 and $7,742,000 for the years ended December 31, 1995, 1994 and 1993, respectively. This plan holds all of the Company's outstanding preferred stock (Note 9).

c. Employee Stock Purchase and Stock Option Plans

Established in 1992, the Primark Corporation Employee Stock Purchase Plan is available for all employees of the Company and certain subsidiaries. Under this plan, employees may purchase, through periodic payroll deductions, up to a maximum of 1,000,000 shares of the Company's common stock at 85% of the lower of the average market price of such shares either at the beginning or end of each six month offering period.

The Primark Corporation 1992 Stock Option Plan provides for the granting of options to purchase common stock to officers and certain key employees of the Company and its subsidiaries. The Primark Corporation Stock Option Plan for Non-Employee Directors provides for the granting of options to purchase shares of common stock to each director who is not an employee. Common stock reserved for issuance under the Company's stock option plans is 1,438,380.


Changes in the number of shares under option granted under the Company's various stock option plans are shown below.


===============================================================================
Year Ended December 31                   1995             1994             1993
-------------------------------------------------------------------------------
Outstanding at
beginning of year                   4,351,285        3,627,360        3,403,568

Granted                               683,786          798,000          260,292

Canceled options
(ranging from $10.625
to $14.625 per share)                 (17,244)         (67,988)         (36,500)

Exercised (ranging from
$4.436 to $14.625
per share)                           (804,109)          (6,087)            --
-------------------------------------------------------------------------------
Outstanding at end
of year (ranging from
$4.512 to $25.250
per share)                          4,213,718        4,351,285        3,627,360
Outstanding options
not vested                         (1,008,072)        (853,657)        (636,950)
-------------------------------------------------------------------------------
Outstanding and
exercisable at end
of year                             3,205,646        3,497,628        2,990,410
===============================================================================
Available for future
grant at end of year                  675,331          993,123          952,097
===============================================================================

Stock options available for grant in any one year under Primark Corporation's 1992 Stock Option Plan may not exceed 1.5% of the Company's outstanding common stock as of January 1 of each year, plus any excess of available stock options not granted from previous years. Accordingly, stock options available for grant at December 31, 1995 included 365,383 stock options that are available for grant during 1996 under Primark Corporation's 1992 Stock Option Plan.


                      Primark Corporation and Subsidiaries

                                 NOTES CONTINUED


================================================================================

11. INCOME TAXES

===============================================================================
December 31 (000s)                         1995            1994            1993
-------------------------------------------------------------------------------
FEDERAL AND OTHER
INCOME TAXES CONSISTED OF:
Current provision                      $ 14,273        $ 12,378        $ 13,582
Deferred provision
(benefit) - net                             839          (2,611)         (4,037)
-------------------------------------------------------------------------------
Total Federal and other
income tax expense                     $ 15,112        $  9,767        $  9,545
-------------------------------------------------------------------------------
RECONCILIATION BETWEEN
STATUTORY AND ACTUAL
INCOME TAXES:
Income from
continuing operations                  $ 18,850          13,750        $ 11,729
Income tax expense                       15,112           9,767           9,545
-------------------------------------------------------------------------------
Book pretax income                     $ 33,962        $ 23,517        $ 21,274
===============================================================================
Statutory Federal
income taxes at a rate
of 35%                                 $ 11,887        $  8,231        $  7,446

Adjustments to Federal
income taxes:
Amortization of goodwill                  3,110           2,361           2,245

State income taxes - net                    893              24             872

Effect of foreign tax rates                 (99)            (27)            (20)

Federal income taxes
received from lessee                       (189)           (196)           (193)

Adjustment of Federal
income taxes provided
in prior years                             (205)           (419)           (670)

Other - net                                (285)           (207)           (135)
-------------------------------------------------------------------------------
Total Federal and other
income tax expense                     $ 15,112        $  9,767        $  9,545
===============================================================================


Gross deferred income tax liabilities and benefits comprising the Company's net deferred income tax liability are shown below.

================================================================================
December 31 (000s)                                          1995            1994
--------------------------------------------------------------------------------
Deferred income tax liability                             $24,229        $13,561

Deferred tax benefits                                      (9,700)        (2,293)

Net deferred income tax liability                          14,529         11,268

Current liability (benefit)                                 1,340         (1,952)

Non-current portion                                       $13,189        $13,220
================================================================================


At December 31, 1995 and 1994, no valuation allowance relative to deferred income tax benefits was required. The tax effects of significant temporary differences which gave rise to the net deferred income tax liability are shown below.

================================================================================
December 31 (000s)                                          1995           1994
--------------------------------------------------------------------------------
Intangible assets                                           $ 7,370      $ 7,399

Unbilled receivables                                          7,567        6,816

Property, plant and equipment                                 3,164        2,024

Unearned ESOP compensation                                      248          586

Accruals not currently deductible                            (2,309)      (3,019)

Accrued vacation                                             (2,260)      (1,774)

Other                                                           749         (764)
--------------------------------------------------------------------------------
Net deferred income tax liability                           $14,529      $11,268
================================================================================



12. SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates primarily in the information services industry. Information services and related products are provided by TASC, Datastream, Disclosure, I/B/E/S and Vestek principally in the United States and the United Kingdom. Most of Primark's international sales are generated through its affiliated operating structure ("affiliates"), which is located throughout Europe, Asia and the United States. The Company is also engaged in the transportation services industry as a provider of heavy aircraft maintenance and the financial services industry as a lessor of natural gas storage fields to an interstate pipeline company.

The Company's operations by industry segment and geographic region are presented in the following table on a stand-alone basis. Information presented includes the operations of Disclosure from its June 29, 1995 acquisition date and includes the operations of Vestek from its June 30, 1994 acquisition date for the years ended 1995 and 1994, respectively.



                      Primark Corporation and Subsidiaries

                                 NOTES CONCLUDED

=============================================================================================================
INDUSTRY SEGMENTS                 Information    Transportation     Financial      Corporate     Consolidated
(000s)                               Services(1)       Services      Services      & Other (2)
-------------------------------------------------------------------------------------------------------------
1995
Operating Revenues                 $ 530,980       $  79,236       $   7,094       $    --         $ 617,310
Depreciation and Amortization      $  33,978       $     952       $      84       $   1,341       $  36,355
Operating Income (Loss)            $  52,846       $   6,012       $   4,068       $  (6,015)      $  56,911
Identifiable Assets                $ 673,925       $  39,197       $  38,184       $  51,093       $ 802,399
Capital expenditures               $  14,414       $   7,466       $      17       $     765       $  22,662
-------------------------------------------------------------------------------------------------------------
1994
Operating Revenues                 $ 423,193       $  46,362       $   7,471       $    --         $ 477,026
Depreciation and Amortization      $  25,569       $     622       $      85       $   1,261       $  27,537
Operating Income (Loss)            $  36,704       $   3,016       $   4,515       $  (6,199)      $  38,036
Identifiable Assets                $ 434,910       $  14,514       $  42,778       $  15,714       $ 507,916
Capital expenditures               $  16,772       $   4,418       $     119       $   1,307       $  22,616
-------------------------------------------------------------------------------------------------------------
1993
Operating Revenues                 $ 395,054       $  40,834       $   8,127       $    --         $ 444,015
Depreciation and Amortization      $  25,156       $     558       $      86       $     397       $  26,197
Operating Income (Loss)            $  34,752       $   1,616       $   4,722       $  (3,820)      $  37,270
Identifiable Assets                $ 427,908       $  10,606       $  46,194       $  12,870       $ 497,578
Capital expenditures               $  12,108       $     480       $      25       $      54       $  12,667


=============================================================================================================
GEOGRAPHIC REGIONS                  Domestic        United           Other         Corporate     Consolidated
(000s)                                              Kingdom      International     & Other(2)
-------------------------------------------------------------------------------------------------------------
1995
Operating Revenues
Non-affiliate                      $ 491,006       $  63,473       $  62,831       $    --         $ 617,310
Affiliate (3)                      $    --         $  33,621       $    --         $ (33,621)      $    --
Operating Income (Loss)
Non-affiliate                      $  45,226       $ (16,491)      $  34,191       $  (6,015)      $  56,911
Affiliate (3)                      $  (4,834)      $  33,621       $ (28,787)      $    --         $    --
Identifiable Assets                $ 540,605       $ 163,647       $  47,054       $  51,093       $ 802,399
-------------------------------------------------------------------------------------------------------------
1994
Operating Revenues
Non-affiliate                      $ 376,025       $  55,068       $  45,933       $    --         $ 477,026
Affiliate (3)                      $    --         $  21,373       $    --         $ (21,373)      $    --
Operating Income (Loss)
Non-affiliate                      $  31,171       $  (8,711)      $  21,775       $  (6,199)      $  38,036
Affiliate (3)                      $  (3,730)      $  21,373       $ (17,643)      $    --         $    --
Identifiable Assets                $ 284,936       $ 176,100       $  31,166       $  15,714       $ 507,916
-------------------------------------------------------------------------------------------------------------
1993
Operating Revenues
Non-affiliate                      $ 353,038       $  62,550       $  28,427       $    --         $ 444,015
Affiliate (3)                      $    --         $  17,387       $    --         $ (17,387)      $    --
Operating Income (Loss)
Non-affiliate                      $  26,752       $  (2,024)      $  16,362       $  (3,820)      $  37,270
Affiliate (3)                      $  (3,002)      $  17,387       $ (14,385)      $    --         $    --
Identifiable Assets                $ 278,493       $ 175,189       $  31,026       $  12,870       $ 497,578
=============================================================================================================

(1) Information services provided to the U.S. Government accounted for $300,566,000 (49%), $273,541,000 (57%), and $265,439,000 (60%) of total operating revenues for the years ended December 31, 1995, 1994 and 1993, respectively.

(2) Corporate and other includes corporate accounts, eliminations and reclassifications, as well as the net assets of the Company's discontinued operations.

(3) Affiliate transfers represent service fees received by Datastream's United Kingdom operation from its international affiliates.



                      PRIMARK CORPORATION AND SUBSIDIARIES

                              REPORT OF MANAGEMENT


================================================================================

Management of Primark Corporation and its subsidiaries (the "Company") is responsible for the preparation and integrity of the accompanying consolidated financial statements and other financial information contained in this Annual Report. Management believes that all such information has been prepared in conformity with generally accepted accounting principles, and necessarily includes certain amounts that are based on management's judgments and estimates. The consolidated financial statements have been audited by Deloitte & Touche LLP, the Company's independent certified public accountants. Their audit was made in accordance with generally accepted auditing standards, as indicated in their report, and included a review of the Company's system of internal accounting controls and test of transactions to the extent they considered necessary to carry out their responsibilities.

In management's opinion, the Company's system of internal accounting controls, coupled with an ongoing program of internal audits to review such controls, provide reasonable assurance that the Company's assets are safeguarded from material loss and that transactions are executed and recorded in accordance with established procedures. The system is supported by formal policies and procedures, including an active Code of Conduct program intended to ensure key employees adhere to the highest standards of personal and professional integrity. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed the related benefits to be derived.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management, internal auditors and Deloitte & Touche LLP to review planned audit scope and results and to discuss other matters affecting the adequacy of internal accounting controls and the quality of financial reporting. Deloitte & Touche LLP has full and free access to the Audit Committee and may meet with the committee without management representatives present.

/s/ Stephen H. Curran
Stephen H. Curran
Senior Vice President and Chief Financial Officer
February 8, 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

================================================================================

To the Board of Directors of Primark Corporation:

We have audited the accompanying consolidated statements of financial position of Primark Corporation and its subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, cash flows and common shareholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Primark Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
February 8, 1996


                      Primark Corporation and Subsidiaries

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

================================================================================

RESULTS OF OPERATIONS

1995 Compared to 1994

Primark reported 1995 net income available for common stock of $16.9 million ($0.82 per share) compared to $12.3 million ($0.62 per share) earned in 1994. During 1995, $534 thousand ($0.03 per share) of accrued costs related to the refinancing of the Company's revolving bank credit were written-off as an extraordinary item. Excluding the effects of the extraordinary item, 1995 net income was $18.9 million ($0.85 per share), increasing 37.1% over 1994. Primark's 1995 revenues increased 29.4% to $617.3 million. Operating income for 1995 of $56.9 million increased $18.9 million over 1994, representing a 49.6% improvement.

The significant increases in revenues and operating income reflect the June 29, 1995 acquisition of Disclosure and I/B/E/S coupled with strong sales efforts and improved profitability in Primark's existing information service and transportation segments. When the effects of the acquisition are excluded, the Company's 1995 revenues and operating income increased 18.6% and 29.9%, respectively, over 1994. Increases in net income were principally the result of operating improvements in Primark's existing businesses, as the impact of the acquisition was partially offset by additional interest costs. The earnings per share calculation was impacted by the December 5, 1995 issue of 4.4 million shares of common stock. However, the effect of the increase in shares outstanding was offset by lower interest costs, with a large portion of the proceeds used to pay off existing bank obligations.

Primark's information services segment reported revenues of $531.0 million and operating income of $52.8 million for 1995, representing increases of 25.5% and 44.0%, respectively, over 1994. The information service segment benefited from the Disclosure and I/B/E/S acquisition, that accounted for $51.7 million of the increase in revenue. Primark's information services primarily support two markets, financial information and technology applications.

The financial information markets accounted for $184.8 million of revenues and are served by Datastream, Disclosure, I/B/E/S and Vestek. Excluding the newly acquired companies, Datastream exhibited the strongest sales in this group, with a 17.3% increase in revenues. Approximately $6.4 million of Datastream's increased revenues resulted from favorable currency movements in its foreign source billings. Excluding the effects of currency, Datastream's revenues grew 10.6% with its research product growing 14.6%. The research product line represented 84.9% of Datastream's 1995 sales. Partially offsetting the research product sales was a 9.2% drop in sales associated with the fund management product, which is currently undergoing a transition to new generation offerings. Datastream's geographic regions demonstrated significant improvements in 1995 with Continental Europe growing 14.9%, the Pacific Basin up 19.9% and North America up 30.8%. The United Kingdom experienced 3.1% growth, reflecting lower sales for the transitioning fund management product sold primarily in that region.

The technology applications market, served by TASC, reported 1995 revenues of $346.2 million, increasing 10.9% over 1994. The largest customer base in this market is the U. S. Government, representing $300.0 million of 1995 revenues. In December of 1994, TASC lost its contract with the Ballistic Missile Defense Organization (the "BMDO"). Although it had been decreasing in value over the last several years, the BMDO contract accounted for $16.5 million of 1994 revenue. During 1995, TASC replaced all of the lost BMDO revenues by growing its other government businesses 16.2%. When the effects of the BMDO contract are excluded, TASC's revenues grew 16.6% overall. TASC also grew its weather data business, WSI, 25.4% and other commercial businesses 11.5%. TASC ended 1995 with $452.8 million in backlog, a 57.3% increase over 1994. The backlog includes $222.7 million of contracts maturing within one year. Although the government may cancel any such contract at its discretion and many of the contracts are issued on a competitive bidding basis, TASC has a history of few cancellations and a high rate of success on competitively bid contracts.


                      Primark Corporation and Subsidiaries

                        MANAGEMENT'S DISCUSSION CONTINUED

================================================================================

The transportation segment is represented by TIMCO, Primark's aircraft maintenance business which markets to large commercial aircraft operations. This segment reported $79.2 million of revenue and $6.0 million of operating income in 1995. These results represent increases of $32.9 million and $3.0 million over 1994 revenues and operating income, respectively. The dramatic improvement over 1994 was accomplished through additional hangar space added in December 1994, coupled with TIMCO's ability to market the added capacity. The company has further expanded its hangar space over 48% in December 1995 to take advantage of customer demands for 1996.

The financial services industry segment is represented by Primark Storage Leasing Corporation, which leases underground natural gas storage facilities under long-term arrangements. The 1995 lease revenues of $7.1 million are based on a declining property base and reflect a $0.4 million decline from 1994 levels.

Other income and deductions reflect increased interest costs associated with acquisition debt incurred on June 29, 1995 and partially repaid in December 1995. Foreign currency losses reflect transactions and valuations of currency hedges implemented to protect the Company's cash flows from dramatic currency exchange movements. The 1995 currency loss of $2.6 million was created by a relatively weak dollar and its effect on Primark's currency hedges. The currency loss in other income and deductions was in turn offset by gains in operating income when the stronger foreign operating revenues where converted to U. S. Dollars throughout the year.

1994 Compared to 1993

Net income applicable to common stock for 1994 of $12.3 million ($0.62 per share) increased $8.2 million over 1993 earnings of $4.1 million ($0.21 per share). During 1993 the Company recorded a $3.6 million loss on discontinued operations and a $2.7 million extraordinary loss associated with the 1993 debt refinancing. Primark's 1994 revenues of $477.0 million increased 7.4% over 1993. Operating income grew from $37.3 million in 1993 to $38.0 million in 1994. For 1994, the information service segment recorded improvements of 7.1% and 5.6% over 1993's revenue and operating income. Growth and profitability were masked by investments in new office expansion at Datastream and the impact of TASC's BMDO contract.

Datastream experienced 1994 revenue growth of 8.5%, excluding the effects of currency. Datastream's research product grew 11.3% worldwide and total sales in each of Datastream's geographic regions improved over 10% with the exception of the United Kingdom. The 1994 fund management product sales were flat compared to 1993 and contributed to a 3.2% growth rate in the United Kingdom. Datastream opened new offices in Boston, San Francisco and Toronto, resulting in added expense and reducing operating income. However, these expenditures also resulted in a 31.9% increase in North American revenues.

TASC reported 1994 revenues of $312.3 million or a 5.6% increase over 1993. TASC's BMDO contract represented $16.5 million of revenues in 1994 and $40.6 million in 1993. Excluding the effects of the BMDO contract, TASC's 1994 revenues grew 16.0% over 1993. During 1994, TASC increased other government business 14.3% and commercial product revenues over 20%.

The transportation segment increased 1994 revenues 13.5% to $46.4 million and posted operating income of $3.0 million during the year.

Other income and deductions during 1994 were favorably impacted by a pre-tax gain of $1.8 million from the sale of Wellmark. This was partially offset by a $1.3 million pre-tax charge related to the write-off of Westmark notes.

================================================================================

CAPITAL RESOURCES AND LIQUIDITY

1995 Compared to 1994

Primark ended the year 1995 with a $62.3 million balance in cash and cash equivalents compared to $20.1 million at year end 1994, an increase of over 200%. There were several events that either used or generated large amounts of cash during 1995 with offsetting effects. The purchase of Disclosure and I/B/E/S on June 29, 1995 required the use

                      Primark Corporation and Subsidiaries

                        MANAGEMENT'S DISCUSSION CONCLUDED


================================================================================

of $199.7 million and was financed with $185.0 million of commercial borrowings. The Company also generated $107.8 million through its December equity issue.

Cash flows provided from operating activities of $48.6 million during 1995 represented an increase of $8.3 million or 20.6% over 1994. Excluding changes in working capital, operating cash flows totaled $52.1 million for 1995, a 21.6% increase over 1994. A large portion of the improvement in operations was absorbed in working capital requirements of $3.5 million, of which accounts receivable accounted for $11.3 million. TIMCO required the largest level of support in trade receivables due to its high growth in sales during 1995.

Cash flow from financing activities provided $220.4 million dollars in 1995 compared to a use of cash in 1994 of $19.3 million. During 1994 Primark was in a position to repay debt while in 1995 the Company funded the acquisition of Disclosure and I/B/E/S with three separate credit agreements. Primark refinanced its $75.0 million revolving credit agreement and borrowed $45.0 million against that agreement for the purposes of funding the purchase. The Company, through one of its subsidiaries, also established a $15.0 million one year term loan. Finally, the Company borrowed $125.0 million under a newly established seven year bank loan. The Company incurred $4.7 million of costs associated with establishing these credit facilities during 1995. The $125.0 million seven year bank loan remained outstanding at December 31, 1995; however, the other acquisition related borrowings were repaid in conjunction with the fourth quarter equity offering. On December 5, 1995, Primark sold 4.1 million shares of common stock, generating gross proceeds of $110.3 million. The transaction incurred $5.2 million of commissions and $0.4 million of related expenses. There were also 288 thousand shares sold by other shareholders in conjunction with this offering and as a result, the Company received $3.1 million of related option proceeds. The net proceeds from this offering of $107.8 million were used to repay the loan balances noted above and for general corporate purposes. Financing activities also reflect $3.8 million of repayments under the PSLC note.

Cash used for investing activities totaled $226.7 million in 1995 compared to $10.3 million in 1994. The 1994 period reflects $27.0 million of capital expenditures and capitalized software offset by the sale of Wellmark for $6.5 million and the release of $9.5 million of restricted cash. The 1995 period reflects $199.7 million of expenditures to purchase the stock of Disclosure and I/B/E/S on June 29, 1995. Expenditures on capital items during 1995 were consistent with 1994. The 1995 period reflected $10.7 million spent on computer equipment at TASC, Datastream and Disclosure and $5.4 million at TIMCO for the new hangar facility. Expenditures for software in 1995 were $6.2 million compared to $4.4 million in 1994 and reflect $2.3 million spent at Disclosure which was not present in 1994.

1994 Compared to 1993

Cash and cash equivalents for 1994 of $20.1 million represented an increase of $11.2 million over 1993. Cash flows from operating activities during 1994 and 1993 were dramatically influenced by changes in working capital. Accounts receivable led the change in working capital largely due to increased sales activity. Financing activities in 1993 absorbed $41.7 million of cash compared to $19.3 million in 1994. Primark refinanced its commercial bank debt in 1993 with the $112 million 8.75% public bond issue. There were also $5.1 million of related debt issue cost paid in 1993. Cash flow from investing activities in 1993 reflects cash restricted by various credit agreements, that were subsequently released in 1994.

Inflation and Foreign Exchange Risk

Currency and inflation had little impact on cash balances during all periods presented. The rate of inflation in all of Primark's operating areas around the world were consistently absorbed through the local product pricing structures. Currency transactions did not have a material cash impact on any of the years reported due, in part, to Primark's hedging programs.



                      Primark Corporation and Subsidiaries

                  SELECTED FINANCIAL INFORMATION-FIVE YEAR DATA

==============================================================================================================================
($000s) Except Per Share Amounts                        1995            1994            1993            1992            1991
------------------------------------------------------------------------------------------------------------------------------
FINANCIAL AND OPERATING DATA (1)
Operating revenues                                   $ 617,310       $ 477,026       $ 444,015       $ 344,959       $ 133,647
Operating income (loss)                              $  56,911       $  38,036       $  37,270       $  21,739       $  (3,905)
Income from continuing operations                    $  18,850       $  13,750       $  11,729       $   9,220       $   1,052
Net income applicable to common stock (2)            $  16,882       $  12,316       $   4,087       $   5,821       $     375
Earnings per share from continuing operations        $    0.85       $    0.62       $    0.52       $    0.41       $    0.03
Total earnings per share (2)                         $    0.82       $    0.62       $    0.21       $    0.30       $    0.02
Total assets                                         $ 802,399       $ 507,916       $ 497,578       $ 524,404       $ 309,788
Total debt, including capital lease obligations      $ 270,968       $ 150,833       $ 169,458       $ 204,545       $  55,182
Redeemable preferred stock                           $  16,874       $  16,874       $  16,874       $  16,522       $  15,190
Common shareholders' equity (4)                      $ 354,129       $ 224,781       $ 208,134       $ 201,555       $ 195,393
EBITDA (3)                                           $  93,266       $  65,573       $  63,467       $  33,446       $    (286)
Debt to total capitalization                              42.2%           38.4%           43.0%           48.4%           20.8%
Capital expenditures                                 $  22,662       $  22,616       $  12,667       $   8,238       $   4,747
Capitalized software                                 $   6,232       $   4,372       $   4,021       $     529       $     175
Total employees                                          5,131           3,789           3,439           3,272           3,182
------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
Actual shares outstanding (000)                         23,317          18,520          18,378          18,198          18,169
Weighted average common and equivalent shares
outstanding (000)                                       20,602          19,909          19,805          19,388          19,689
Book value per share                                 $   15.19       $   12.14       $   11.33       $   11.08        $  10.75
Market price per share on NYSE/PSE:
High                                                 $  30-1/4       $      15       $  16-3/8       $  14-3/4        $ 14-3/4
Low                                                  $  12-3/4       $      11       $  10-1/2       $   9-3/4        $  6-3/4
==============================================================================================================================

1 - The financial data for the Company includes the following acquisitions:
    Disclosure in June 1995 for $200 million; Vestek in June 1994 for $6.9 million; Datastream in September 1992 for $191 million; and TASC in August 1991 for $167 million.

2 - Includes an after-tax extraordinary loss of $534 thousand for 1995 and $2.7 million for 1993 resulting from the early extinguishment of debt. Also includes dividends on the Company's outstanding preferred stock and losses associated with discontinued operations of the Company for all years presented.

3 - EBITDA represents operating income plus depreciation and amortization expense. Due to the high non-cash amortization expense recorded to net income, the Company presents EBITDA to provide the shareholder a measure of cash flows within operations. EBITDA represents supplemental information only and is not to be construed as an alternative to operating income or to cash flows as defined by GAAP.

4 - In December 1995, the Company issued common stock - see Note 10 to the Consolidated Financial Statements.


              [GRAPH]                                  [GRAPH]

         Operating Revenues                        Operating Income
      (In Millions of Dollars)                 (In Millions of Dollars)
             $134-1991                                 $(4)-1991
             $345-1992                                 $ 22-1992
             $444-1993                                 $ 37-1993
             $477-1994                                 $ 38-1994
             $617-1995                                 $ 57-1995

42

                      Primark Corporation and Subsidiaries

               SUPPLEMENTARY FINANCIAL INFORMATION-QUARTERLY DATA

================================================================================

The following quarterly operating results include the acquired operations of Disclosure and I/B/E/S from June 29, 1995 and Vestek from June 30, 1994.
Quarterly earnings per share may not total for the year as quarterly computations are based on weighted average common and common equivalent shares outstanding during each quarter. The following quarterly common stock prices set forth the intraday high and low market prices per share on the NYSE Composite
Tape. As of the close of business of February 29, 1996, there were 10,605 holders of record of the Company's common stock.


================================================================================================================
(000s) Except Per Share Amounts                                   First       Second         Third        Fourth
----------------------------------------------------------------------------------------------------------------
1995
----------------------------------------------------------------------------------------------------------------
Operating revenues                                            $ 135,861     $143,041      $168,710     $ 169,698
Operating income                                              $  11,817     $ 13,113      $ 16,249     $  15,732
Income from continuing operations                             $   4,454     $  4,576      $  4,701     $   5,119
Net income applicable to common stock (1) (2)                 $   4,096     $  3,683      $  4,342     $   4,761
Earnings per share before extraordinary loss (2)              $    0.20     $   0.21      $   0.21     $    0.22
Earnings per share (1) (2)                                    $    0.20     $   0.18      $   0.21     $    0.22
----------------------------------------------------------------------------------------------------------------
Market price per share:
High                                                          $   14 1/2    $  18 3/4     $  26 1/4    $   30 1/4
Low                                                           $   12 3/4    $  14 1/2     $  17 5/8    $   21 7/8
================================================================================================================
1994
----------------------------------------------------------------------------------------------------------------
Operating revenues                                            $ 112,387     $119,016      $120,997     $ 124,626
Operating income                                              $   9,918     $  8,836      $ 10,372     $   8,910
Income from continuing operations (3)                         $   3,140     $  3,561      $  3,284     $   3,765
Net income applicable to common stock (2)                     $   2,782     $  3,202      $  2,925     $   3,407
Earnings per share (2)                                        $    0.14     $   0.16      $   0.15      $   0.17
----------------------------------------------------------------------------------------------------------------
Market price per share:
High                                                          $      15     $  14 5/8     $  13 3/8    $   13 1/4
Low                                                           $      11     $  11 1/8     $  11 1/8    $   12 1/4
================================================================================================================




(1) Includes, for the 1995 second quarter, an after tax extraordinary loss of $534,000 which resulted from the early extinguishment of debt.

(2) Includes, for all interim periods presented, dividends on the Company's outstanding preferred stock.

(3) Includes, for the 1994 second quarter, an after tax gain of $1,394,000 from the sale of a portion of the Company's information segment and an after tax loss of $813,000 on the restructuring of notes associated with the sale of Westmark Mortgage Corporation. The 1994 fourth quarter includes before-tax charges of $1,565,000 for completed or anticipated settlements of legal and other matters.


                      Primark Corporation and Subsidiaries

                             SHAREHOLDER INFORMATION

================================================================================
1996 Annual Meeting

The Annual Meeting of Shareholders will be held at the Colonial Hilton Hotel, 127 Walnut Street, Lynnfield, Massachusetts on Wednesday, May 22, 1996 at 11:00 a.m. (Eastern Time). Information with respect to this meeting, the proxy statement and proxy will be mailed on or about April 4, 1996.

Stock Listed

New York and Pacific Stock Exchanges Trading Symbol: PMK

Corporate Information/Investor Inquiries

The following information is available without charge to shareholders and other interested parties:

- Annual Report

- Annual Report on Form 10-K filed with the Securities and Exchange
  Commission (exhibits filed as part of this report are available upon payment of a specified fee)

- Quarterly Report to Shareholders

- Quarterly Report on Form 10-Q filed with the Securities and Exchange
  Commission

To request these publications or if you have any questions about Primark, you are invited to contact:

Investor Relations
1000 Winter Street, Suite 4300N
Waltham, MA  02154-1248
(617) 466-6611  (800) 755-1032
E-mail: investor-relations@primark.com

Shareholder Services

All inquiries regarding the following items should be directed to the Stock Transfer Agent.

- Change of address

- Lost stock certificates

- Duplicate mailings

- Transfer of stock to another person

- Other administrative concerns

Stock Transfer Agent and Registrar

The First National Bank of Boston
c/o Boston EquiServ
Shareholder Services Department
P.O. Box 644, Mail Stop 45-02-09
Boston, MA 02102-0644
(617) 575-3120  (800) 730-6001

Independent Accountants
Deloitte & Touche LLP
125 Summer Street
Boston, MA  02110-1617
(617) 261-8000

The Annual Report

This report is submitted for the general information of the shareholders of Primark Corporation and is not intended to be used in connection with any sale or purchase of securities.


                                    [GRAPHIC]

                      Primark Corporation and Subsidiaries

44