Form 10-K405, Exhibit 13
period 1996-12-31
PRIMARK CORP
filed 1997-03-27
CIK 356064

                                                                    EXHIBIT 13.1

PRIMARK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


(000s) Except Per Share Amounts For Year Ended December 31            1996           1995           1994
                                                                   ---------      ---------      ---------

OPERATING REVENUES                                                  $767,125       $610,216       $469,555
                                                                    --------       --------       --------

OPERATING EXPENSES
 Cost of services                                                    457,528        361,989        272,770
 Selling, general and administrative                                 199,922        159,113        135,812
 Depreciation                                                         19,445         15,068         12,091
 Amortization of goodwill                                             13,369          9,561          6,932
 Amortization of other intangible assets                              10,540         11,642          8,429
                                                                    --------      ---------      ---------
   Total operating expenses                                          700,804        557,373        436,034
                                                                    --------      ---------      ---------
   Operating income                                                   66,321         52,843         33,521
                                                                    --------      ---------      ---------

OTHER INCOME AND (DEDUCTIONS)
 Investment income                                                     2,703            980            648
 Interest expense                                                    (20,193)       (17,467)       (10,996)
 Foreign currency gain (loss)                                          1,864         (2,620)        (1,329)
 Other                                                                (1,533)        (1,026)           334
                                                                    --------      ---------      ---------
   Total other income and (deductions)                               (17,159)       (20,133)       (11,343)
                                                                    --------      ---------      ---------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                 49,162         32,710         22,178

INCOME TAX EXPENSE                                                    21,207         14,863          9,494
                                                                    --------      ---------      ---------

INCOME FROM CONTINUING OPERATIONS                                     27,955         17,847         12,684
                                                                    --------      ---------      ---------

DISCONTINUED OPERATIONS (NOTE 3)
 Income from Discontinued operations, net of income tax expense
     of $230,000, $249,000 and $273,000, respectively                    753          1,003          1,066
 Gain on disposal of discontinued operations, net of income tax
     expense of $5,407,000                                             8,400           --             --
                                                                    --------       --------       --------
 Total Discontinued Operations                                         9,153          1,003          1,066
                                                                    --------       --------       --------
INCOME BEFORE EXTRAORDINARY LOSS                                      37,108         18,850         13,750
                                                                    --------       --------       --------

EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT,
 net of income tax benefit of $288,000 (Note 6a)                        --             (534)          --
                                                                    --------       --------       --------
NET INCOME                                                            37,108         18,316         13,750
DIVIDENDS ON PREFERRED STOCK                                            (359)        (1,434)        (1,434)
                                                                    --------       --------       --------
NET INCOME APPLICABLE TO COMMON STOCK                               $ 36,749       $ 16,882       $ 12,316
                                                                    ========       ========       ========

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE
 Income from continuing operations                                  $   1.04       $   0.80       $   0.57
                                                                    --------       --------       --------
 Discontinued operations:
   Income from Discontinued operations                                  0.03           0.05           0.05
   Gain on disposal of discontinued operations                          0.31           --             --
                                                                    --------       --------       --------
 Total discontinued operations                                          0.34           0.05           0.05
                                                                    --------       --------       --------
 Income before extraordinary loss                                       1.38           0.85           0.62
 Extraordinary loss (Note 6a)                                           --            (0.03)          --
                                                                    --------       --------       --------
   Total earnings per share                                         $   1.38       $   0.82       $   0.62
                                                                    ========       ========       ========
WEIGHTED AVERAGE COMMON AND
      COMMON EQUIVALENT SHARES OUTSTANDING                            26,555         20,602         19,909
                                                                    ========       ========       ========


The accompanying notes to the consolidated financial statements are an integral part of these statements

PRIMARK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(000s) For the Year Ended December 31                                   1996           1995           1994
                                                                      ---------      ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                          $  37,108      $  18,316      $  13,750
  Adjustments to reconcile net income to net cash
     flows from operating activities:
  Discontinued operations                                             ($  9,153)        (1,003)        (1,066)
  Change in year end of subsidiary                                        2,518           --             --
  Extraordinary loss on early extinguishment of debt                       --              534           --
    Depreciation and amortization                                        43,354         36,271         27,452
    Foreign currency transaction (gain) loss - net                       (1,864)         2,620          1,329
    Other                                                                 3,069         (5,768)           185
    Changes in assets and liabilities which provided (used) cash,
      exclusive of changes shown separately                             (10,512)        (2,760)        (2,752)
                                                                      ---------      ---------      ---------
        Net cash provided from operating activities                      64,520         48,210         38,898
                                                                      ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of short-term notes payable                                    2,598        318,601        157,898
  Repayment of short-term notes payable                                  (2,598)      (318,601)      (174,898)
  Issuance of long-term debt                                               --          125,000           --
  Common stock issuance                                                   8,264        106,528          2,032
  Debt issue costs and other                                               (711)        (7,405)          (512)
                                                                      ---------      ---------      ---------
        Net cash provided from financing activities                       7,553        224,123        (15,480)
                                                                      ---------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                                  (26,250)       (22,645)       (22,497)
  Capitalized software                                                  (16,916)        (6,232)        (4,372)
  Purchase of subsidiaries - net of acquired cash                       (71,084)      (199,734)        (6,106)
  Proceeds from sale of a subsidiary                                     14,300           --            6,500
  Cash from discontinued operations                                         892            402            748
  Restriction of cash to secure long-term obligations                      --             --            9,529
  Other - net                                                            (8,223)        (1,172)         2,769
                                                                      ---------      ---------      ---------
        Net cash used for investing activities                         (107,281)      (229,381)       (13,429)
                                                                      ---------      ---------      ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                     927             57            477
                                                                      ---------      ---------      ---------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                    (34,281)        43,009         10,466
CASH AND CASH EQUIVALENTS, JANUARY 1                                     59,990         16,981          6,515
                                                                      ---------      ---------      ---------
CASH AND CASH EQUIVALENTS, DECEMBER 31                                $  25,709      $  59,990      $  16,981
                                                                      =========      =========      =========
CHANGES IN ASSETS AND LIABILITIES WHICH PROVIDED (USED)
  CASH, EXCLUSIVE OF CHANGES SHOWN SEPARATELY
    Billed, unbilled and other receivables-net                        ($ 43,418)     ($ 10,949)     ($  8,141)
    Accounts payable                                                       (441)        (3,105)        (4,476)
    Federal income, property and other taxes payable-net                  3,165          1,431            612
    Other current assets and liabilities                                 22,428          7,511          5,528
    Other noncurrent assets and liabilities                               7,754          2,352          3,725
                                                                      ---------      ---------      ---------
                                                                      ($ 10,512)     ($  2,760)     ($  2,752)
                                                                      =========      =========      =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION-CASH PAID FOR:
Income taxes, including amounts paid for discontinued operations      $  12,863      $  10,616      $   8,086
Interest                                                              $  20,664      $  20,351      $  14,503

PRIMARK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(000s) At December 31                                                         1996         1995
                                                                             --------     --------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents, at cost (which approximates market value)       $ 25,709     $ 59,990
    Billed receivables less allowance for doubtful accounts of $3,647,000
    and $2,283,000, respectively                                              145,793      106,183
   Unbilled and other receivables                                              42,314       33,255
  Net assets of discontinued operations                                          --            632
  Other current assets                                                         19,894       14,040
                                                                             --------     --------
  Total current assets                                                        233,710      214,100
                                                                             --------     --------
DEFERRED CHARGES AND OTHER ASSETS
  Goodwill, less accumulated amortization of $41,135,000 and
   $27,330,000, respectively                                                  588,315      436,203
  Capitalized data and other intangible assets, less accumulated
   amortization of $13,935,000 and $9,308,000, respectively                    42,241       29,074
  Capitalized software, less accumulated amortization of
   $11,280,000 and $5,015,000, respectively                                    35,004       20,676
  Other                                                                        11,458       11,156
                                                                             --------     --------
  Total deferred charges and other assets                                     677,018      497,109
                                                                             --------     --------
PROPERTY, PLANT AND EQUIPMENT, AT COST
  Computer equipment                                                           77,119       56,765
  Leasehold improvements                                                       29,903       23,928
  Other                                                                        17,654       16,611
                                                                             --------     --------
                                                                              124,676       97,304
  Less-Accumulated depreciation                                                56,470       41,666
                                                                             --------     --------
Net property, plant and equipment                                              68,206       55,638
                                                                             --------     --------
  Total assets                                                               $978,934     $766,847
                                                                             ========     ========

LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                                           $ 31,693     $ 21,177
  Accrued employee payroll and benefits                                        38,748       30,233
  Federal income, property and other taxes payable                             19,622        9,602
  Deferred income                                                              77,364       41,940
  Current portion of long-term debt, including capital lease obligations        6,518        1,353
  Other                                                                        49,946       28,691
                                                                             --------     --------
  Total current liabilities                                                   223,891      132,996
                                                                             --------     --------
LONG-TERM DEBT AND OTHER LIABILITIES
  Long-term debt, including capital lease obligations                         241,822      238,123
  Deferred income taxes                                                        12,371       11,100
  Other                                                                        24,633       13,625
                                                                             --------     --------
    Total Long-Term Debt and other Liabilities                                278,826      262,848
                                                                             --------     --------
    Total liabilities                                                         502,717      395,844
                                                                             --------     --------
CONTINGENCIES (NOTE 8)

REDEEMABLE PREFERRED STOCK (NOTE 9A)                                             --         16,874
                                                                             --------     --------
COMMON SHAREHOLDERS' EQUITY (SEE ACCOMPANYING STATEMENT)                      476,217      354,129
                                                                             --------     --------
    Total Liabilities and shareholders' equity                               $978,934     $766,847
                                                                             ========     ========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PRIMARK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(000s) For the Year Ended December 31                                       1996          1995            1994
-------------------------------------------------------------------------------------------------------------------
COMMON STOCK,
without par value-authorized 65,000,000 shares, issued 27,067,951,
24,435,968, and 19,912,668 shares, respectively, at $0.02 stated value
Balance-beginning of period                                              $     489      $     398      $     398
Purchase of subsidiary                                                          44           --             --
Conversion of preferred stock to common                                          6           --             --
Issued for employee stock purchase and option plans                              2           --             --
Issued in public offering                                                     --               91           --
-------------------------------------------------------------------------------------------------------------------
Balance-end of period                                                          541            489            398
-------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance-beginning of period                                                226,005        113,696        113,545
Purchase of subsidiary                                                      59,906           --             --
Conversion of preferred stock to common-net of costs                         4,738           --             --
Tax benefit relating to stock option plans                                   3,218          4,177           --
Issued for employee stock purchase plan                                      1,296           --             --
Option exercises                                                               261          3,076           --
Gain on treasury shares                                                        581            439            151
Issued in public offering                                                     --          104,617           --
-------------------------------------------------------------------------------------------------------------------
Balance-end of period                                                      296,005        226,005        113,696
-------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance-beginning of period                                                141,846        124,964        112,648
Net income                                                                  37,108         18,316         13,750
Dividends on preferred stock                                                  (359)        (1,434)        (1,434)
Change in year end of subsidiaries                                             348           --             --
-------------------------------------------------------------------------------------------------------------------
Balance-end of period                                                      178,943        141,846        124,964
-------------------------------------------------------------------------------------------------------------------
TREASURY STOCK,
at average cost, 0; 1,119,287 and 1,392,789 shares, respectively, held in treasury
Balance-beginning of period                                                (14,814)       (13,145)       (14,264)
Repurchased                                                                   --           (6,944)          (764)
Conversion of preferred stock to common                                     10,878           --             --
Reissued for stock option plans                                              2,881          3,342             55
Reissued for employee stock purchase plan                                    1,055          1,933          1,828
-------------------------------------------------------------------------------------------------------------------
Balance-end of period                                                         --          (14,814)       (13,145)
-------------------------------------------------------------------------------------------------------------------
UNEARNED COMPENSATION
Balance-beginning of period                                                   (709)        (1,674)        (2,678)
Amortization of unearned compensation                                          709            965          1,004
-------------------------------------------------------------------------------------------------------------------
Balance-end of period                                                         --             (709)        (1,674)
-------------------------------------------------------------------------------------------------------------------
CUMULATIVE FOREIGN CURRENCY TRANSLATION ADJUSTMENT
Balance-beginning of period                                                  1,312            542         (1,515)
Translation adjustment                                                        (886)         1,224          3,070
Income tax benefit (expense) on adjustment                                     302           (454)        (1,013)
-------------------------------------------------------------------------------------------------------------------
Balance-end of period                                                          728          1,312            542
-------------------------------------------------------------------------------------------------------------------
TOTAL COMMON SHAREHOLDERS' EQUITY                                        $ 476,217      $ 354,129      $ 224,781
===================================================================================================================


The accompanying notes to the consolidated financial statements are an integral part of these statements.

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

a. Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of Primark Corporation and its majority-owned subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated. Investments in companies of fifty percent or less are accounted for using the equity method.

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

Effective January 1996, Datastream International Limited and affiliates and Vestek changed their year-end reporting period from November 30 to December 31. The change was made to provide more timely information and enhance comparability. The operating results for December 1995 were credited directly to retained earnings. Cash flow activity for December 1995 has been reflected as a single line item in the operating activities section of the Consolidated Statements of Cash Flows.

Certain reclassifications have been made to prior years' statements to conform with the 1996 presentation. All of the prior periods have been restated to separately present continuing operations and discontinued operations (Note 3).

b.  Foreign Currency Translation
The functional currency for most of the Company's foreign operations is the applicable local currency. Foreign currency accounts are translated into U.S. dollars using current exchange rates in effect at the balance sheet date for assets and liabilities, and weighted average monthly exchange rates during the period for revenues and expenses. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are reported as a separate component of shareholders' equity. Gains and losses resulting from transactions and certain balance sheet accounts denominated in currencies other than the applicable functional currency are included in income. The net effect of changes in cash are separately identified in the consolidated statement of cash flows.

c.  Derivative Financial Instruments
The Company enters into currency exchange and interest rate swap agreements to minimize interest rate and foreign exchange risk. Gains and losses related to qualifying accounting hedges of firm commitments are deferred and recognized in income when the hedged transaction occurs. Gains and losses from financial instruments which do not qualify for hedge accounting are marked to market and recognized as a gain or loss in the current period. The Company does not hold or issue derivative financial instruments for trading purposes.

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

f.  Goodwill
Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired and is amortized over the estimated useful lives ranging from 20 to 40 years. The Company evaluates the net carrying value of all long-lived assets, including intangibles and goodwill, for recoverability based upon the undiscounted future cash flows associated with these assets. Management believes there have been no impairments of these assets.

g.  Capitalized Software
Costs related to the conceptual formulation and design of software are expensed as incurred. Costs incurred subsequent to establishment of technological feasibility are capitalized and amortized over periods ranging from 3 to 5 years. Costs to support or service software are expensed as incurred.

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements

h.  Capitalized Data and Other Intangible Assets
Costs incurred to update and maintain the Company's database assets are expensed as incurred. Costs associated with the purchase of historical data not currently part of the Company's database assets, as well as the cost of initiating a new database product, are capitalized. Other intangible assets and liabilities consist of non-compete covenants, trademarks and unfavorable lease commitments. Data and other intangibles are amortized on a straight-line basis over periods ranging from 3 to 20 years.

i.  Property and Equipment
Computer equipment and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, ranging from 3 to 10 years. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the estimated useful life of the improvement.

j.  Income Taxes
Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax balances are adjusted to reflect changes in tax rates expected to be in effect during the periods in which the temporary differences reverse. As temporary differences reverse, the related deferrals are recorded to income.

k.  Earnings Per Share
Earnings per share is computed by dividing income after deduction of preferred stock dividends by the weighted average number of common and common equivalent shares outstanding during the applicable periods.

Common equivalent shares result from the assumed exercise of outstanding stock options, reduced by the number of shares that could be purchased from the proceeds of such exercise at the average market price of the Company's common stock. Common equivalent shares of 1,742,000, 1,452,000 and 1,399,000 shares were included in the computation of earnings per share amounts for the years ended December 31, 1996, 1995 and 1994, respectively. Earnings per share assuming full dilution have not been disclosed for any year presented as they do not materially differ from primary earnings per share.

l.  Accounting for Stock-Based Compensation
Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. See
Note 9 for the disclosures required by SFAS 123.

2.  Acquisitions

During the three years ending December 31, 1996, the Company made the acquisitions set forth below, each of which has been accounted for as a purchase. Accordingly, the purchase price has been allocated to the identifiable net assets acquired. The excess of the purchase price over the estimated fair value of net assets acquired has been allocated to goodwill and is amortized on a straight line basis over periods ranging from 20 to 40 years. Future adjustments to the total purchase price allocation, if any, are not expected to materially affect the Company's finacial statement. The consolidated financial statements include the operating results of each business from the date of acquisition.

a. Fiscal 1996--Summary of Acquisition Costs

-------------------------------------------------------------------------------------------
                                              ICV      Worldscope   The Yankee       DAFSA
(000s)                                                                 Group
-------------------------------------------------------------------------------------------
Cash                                          $ 40,316       $5,000       $31,000      $ 9,000
Stock Issued                                    59,950         --            --           --
Notes Issued                                     8,250         --            --           --
Receivable Forgiven                               --          3,889          --           --
Accounts Payable                                  --           --           2,740         --
Acquisition Fees                                 3,737         --              94          199
-----------------------------------------------------------------------------------------------
Total Consideration                           $112,253       $8,889       $33,834      $ 9,199
Acquired Cash                                  (16,309)        (353)       (1,600)        --
-----------------------------------------------------------------------------------------------
Net Consideration                             $ 95,944       $8,536       $32,234      $ 9,199
-----------------------------------------------------------------------------------------------
Net Excess of Purchase Price over Fair Value  $112,927       $4,406       $29,696      $13,563

ICV

On October 24, 1996, the Company acquired all the outstanding stock of ICV Limited. The purchase price, excluding fees, consisted of $24,007,000 in net cash, 2,200,000 shares of Primark common stock at a $27.25 market value and $8,250,000 in six year notes (the "Notes"), issued by the Company to the sellers. The Notes, which are supported by a bank credit agreement (Note 6b), require interest to be paid at LIBOR adjusted quarterly. ICV supplies a variety of real-time data and news products to equity traders and investors in London and throughout the United Kingdom.

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements

Worldscope

On October 15, 1996, the Company acquired an additional 30% ownership interest in Worldscope for $5,000,000, giving Primark a controlling ownership interest of 80%. Prior to the transaction, Worldscope was a 50% partnership accounted for under the equity method. In connection with the transaction, Primark and the previous 50% owner each forgave working capital advances equal to $3,889,000. Beginning October 15, 1997, the sellers of Worldscope have the option to sell their remaining 20% ownership to Primark, in increments of not less than 5%.
As of October 15, 2006, Primark has the right to purchase an additional 15% of Worldscope.

The Yankee Group

On August 9, 1996, the company acquired Yankee Group Research, Inc. (the "Yankee Group"), pursuant to the terms of a stock purchase agreement by and between the Company and the shareholders of the Yankee Group. The purchase price included a cash payment of $31,000,000 on August 9, 1996, a guaranteed payment of $2,740,000 on the second anniversary of the closing, and future contingent payments ranging from $0 to a maximum of $31,000,000. Of the contingent payout amounts, $4,260,000 will be paid in 1997 if certain 1996 revenue and operating income results are achieved; the remainder, if any, is payable at the end of the three year contingency period. Future contingent payments, if any, will be recorded to goodwill when incurred. The Yankee Group provides market research on telecommunications and computer systems.

DAFSA

On June 18, 1996, Datastream International (France) S.A. acquired all of the outstanding shares of Groupe DAFSA for $9,000,000 in cash. DAFSA supplies company account information on all listed companies in France and ownership information on French companies through print and CD-ROM. DAFSA produces annual sector analysis and reports and provides independent research coverage and earnings estimates on major French companies.

b.  Fiscal 1995
Disclosure

On June 29, 1995, the Company acquired the entire equity interest of Disclosure Incorporated and certain of its affiliates including I/B/E/S International, Inc. and a 50% ownership of Worldscope for a total purchase price of $200,000,000 in cash. The Company obtained $215,000,000 of external financing, of which $185,000,000 was used to finance the cash consideration paid in the acquisition. The Company incurred fees of approximately $6,076,000 associated with the acquisition. The excess of the purchase price over the estimated fair value of total net assets acquired of approximately $193,713,000 was recorded to goodwill. Disclosure is a provider of "as reported" and abstracted financial information, primarily derived from Securities and Exchange Commission filings and supplemented with information from companies, stock exchanges and other sources, both in the United States and worldwide. I/B/E/S is a source of earnings estimates for investors, financial institutions and portfolio managers on a global basis.

The following unaudited pro forma financial information reflects the consolidated results of operations of the Company for the years ended December 31, 1996 and 1995 as though the acquisitions had occurred on January 1 of the respective year. This information has been prepared for comparative purposes only and does not necessarily represent actual operating results that may be achieved in the future or that would have occurred had the acquisitions been consummated on January 1, 1995 or 1996.

-------------------------------------------------------------------------------
(000s) except Earnings Per Share                      1996         1995
-------------------------------------------------------------------------------
Operating revenues                                  $819,762     $728,713
Income from continuing operations                   $ 26,843     $ 11,742
Net income applicable to common stock               $ 35,637     $ 10,777
Earnings per share from continuing operations       $   0.94     $   0.45
--------------------------------------------------------------------------------

c.  Fiscal 1994
Vestek
On June 30, 1994, the Company acquired all of the assets and assumed substantially all of the liabilities of Vestek Systems, Inc. for a total purchase price of approximately $6,900,000 in cash. Approximately $6,000,000 was recorded as goodwill. Vestek is a provider of financial information services and investment software.

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements

3.  Dispositions and Other Charges

On September 30, 1996, the Company sold all of the issued and outstanding stock of Primark Storage Leasing Corporation ("PSLC"), for $14,300,000 in cash. The disposal of PSLC resulted in an after-tax gain of approximately $8,400,000 and eliminated $28,700,000 of non-recourse debt from the Company's balance sheet. The purchaser has agreed to indemnify the Company from and against all expenses and liabilities that Primark may incur with respect to any adverse environmental condition relating to PSLC's natural gas storage fields.

The results of PSLC's operations have been reported separately as a component of discontinued operations. Prior year consolidated financial statements have been restated to present the PSLC business as a discontinued operation.

In July 1994, the Company restructured two promissory notes received in connection with the August 1993 sale of Westmark. The Company agreed to cancel the notes with a remaining value of $2,195,000 in exchange for a $500,000 cash payment, 400,000 shares of Network Financial Services, Inc. common stock and a full release from all indemnity obligations given in connection with the Westmark sale. On June 30, 1994, the Company recorded a pre-tax charge of $1,251,000 reflecting the write-off of these notes. The loss has been recorded to continuing operations in other deductions, as the revaluation of these notes occurred subsequent to the disposal date.

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

4. Unbilled Receivables

Unbilled receivables represent recoverable costs and accrued profit not billed to customers that will be billed on the basis of contractual terms and delivery schedules. At December 31, 1996 and 1995, U.S. Government unbilled receivables included a retainage of $5,126,000 and $4,418,000 respectively. Of the retainage amount at December 31, 1996, $3,083,000 is expected to be collected after one year, subject to government audit and approval. All other unbilled receivables are due within one year.

---------------------------------------------------------------
December 31 (000s)                       1996            1995
---------------------------------------------------------------
U.S.Government                          $21,230         $19,536
Commercial                               19,678          11,347
---------------------------------------------------------------
Total unbilled receivables              $40,908         $30,883
---------------------------------------------------------------

5. Leases

The Company leases a variety of assets principally under noncancellable operating lease agreements, including office facilities, real property, computer and office equipment, and heavy aircraft maintenance facilities and related equipment. There leases expire at various dates through 2021.

Certain of TASC's office facilities are leased from a related party under operating leases which expire through the year 2006. Rent expenses under these leases were $3,756,000, $3,750,000, and $3,708,000 for the years ended 1996,
1995, and 1994, respectively. Estimated future minimum commitments under noncancellable leases are shown below.

--------------------------------------------------------------------------------
1997                                                    $1,707         $ 33,633
1998                                                     1,155           28,037
1999                                                       402           21,023
2000                                                       277           18,478
2001                                                       139           15,954
Thereafter                                                   -          100,672
--------------------------------------------------------------------------------
Total minimum lease payments                             3,680         $217,797
                                                                       --------
Amounts representing interest and other                   (349)
--------------------------------------------------------------
Present Value of net minimum payments                    3,331
Current portion                                         (1,394)
--------------------------------------------------------------
Long-term obligations                                   $1,937
--------------------------------------------------------------------------------

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements

Total rent expense for all operating leases, including TASC's related party rentals, was $33,953,000, $27,524,000, and $20,982,000 (net of sublease rental of $290,000, $250,000, and $1,023,000) for the years ended December 31, 1996,
1995 and 1994, respectively.

6.  Short-Term and Long-Term Debt

a.  Short-Term Debt
Information relative to short-term bank borrowings of the Company is shown below.

--------------------------------------------------------------------------------------
(000s)                                               1996        1995         1994
--------------------------------------------------------------------------------------
Outstanding borrowings at December 31              $   --       $   --       $   --
Available for future borrowings at December 31     $74,650      $75,000      $75,000
Weighted average effective interest rate on
average bank borrowings                                8.3%         8.0%         6.1%
Aggregate borrowings outstanding:
Maximum outstanding                                $ 1,871      $64,324      $21,858
Average outstanding during the year                $    17      $22,661      $ 6,653
--------------------------------------------------------------------------------------

On June 29, 1995, the Company entered into a $75,000,000 revolving credit facility (the "Credit Facility") to replace a credit agreement due to expire in 1996. As a result of entering into this facility, the Company recognized an extraordinary after-tax loss of $534,000 for the write-off of unamortized debt issue costs. The Credit Facility expires on October 15, 2000. Interest on outstanding borrowings under the Credit Facility is based upon performance pricing and was payable at rates ranging from 1.00% to 1.50% above the current prevailing LIBOR rate during 1996; or, at the Company's option, at 0.50% above the prime rate of interest. Commitment fees are payable quarterly at a rate of 0.375% per annum on the average daily unused portion of the facility. The Credit Facility contains various restrictive covenants which, among other things, require the Company to maintain certain minimum levels of consolidated net worth and specific consolidated liquidity and long-term solvency ratios. The Credit Facility is secured by a pledge of the outstanding common stock of certain of Primark's subsidiaries.

On June 29, 1995, TASC, a wholly-owned subsidiary of Primark, entered into a $15,000,000 unsecured Loan Agreement (the "Loan") due June 28, 1996 in connection with the Company's acquisition of Disclosure. Interest of approximately 7.625% was charged on outstanding borrowings under the Loan. On December 6, 1995, the Loan was retired through proceeds received from the Company's issuance of common stock (Note 9a).

b.  Long-Term Debt

The Company's outstanding long-term debt, including capital lease obligations, are shown below.

-------------------------------------------------------------------------------
December 31 (000s)                                    1996                1995
-------------------------------------------------------------------------------
Primark 8.75% Senior Notes $112,000,000 due 2000  $111,291            $111,140
Primark bank Term Loan due through 2002            125,000             125,000
Notes to Sellers                                     8,250                   -
Capital lease obligations and other                  3,799               3,336
-------------------------------------------------------------------------------
Total debt and capital lease obligations           248,340             239,476
Less-current maturities                              6,518               1,353
-------------------------------------------------------------------------------
Long-term debt and capital lease obligations      $241,822            $238,123
-------------------------------------------------------------------------------

Required principal payments on long-term debt and notes payable over the next five years, excluding the Senior Notes and capital lease and other obligations, are $5,000,000 in 1997, $15,000,000 in 1998, $20,000,000 in 1999, $30,000,000
in 2000, and $35,000,000 in 2001.

Primark's 8.75% Senior Notes due 2000 ("Senior Notes") are carried at their principal amount due at maturity less unamortized discount. Interest on the Senior Notes is payable semi-annually on April 15 and October 15. The Senior Notes are unsecured obligations of the Company, contain no mandatory sinking fund or redemption requirements, and are redeemable in whole or in part at the option of the Company, on or after October 15, 1997 at redemption prices ranging from 104.375% in 1997 to 100.00% in 1999 and thereafter, plus accrued interest. Under certain circumstances, the Company may redeem up to 35% of the originally issued principal amount of the Senior Notes prior to October 15, 1997, at a price of 109.00% plus accrued interest. The Indenture pursuant to which the Senior Notes were issued contains various restrictive covenants. Under the most restrictive covenants, the Company is restricted from paying cash dividends on its common stock, repurchasing its common stock or making certain other payments which, in the aggregate, exceed the sum of: (i) $10,000,000; (ii) 50% of the Company's consolidated net income (cumulative from the date of issuance of the Senior Notes); plus (iii) 100% of the net proceeds received from sales of the Company's common stock for cash.

On June 29, 1995, the Company entered into a $125,000,000 Term Loan Agreement (the "Term Loan") due June 30, 2002. Principal payments are due semi-annually commencing on December 31, 1997.

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements


Interest on outstanding borrowings under the Term Loan was payable at rates ranging from 1.25% to 2.00% above the current prevailing LIBOR rate of interest for 1996; or, at the Company's option, at 0.75% above the prime rate of interest. The Term Loan contains various restrictive covenants which, among other things, require the Company to maintain certain minimum levels of consolidated net worth and specific consolidated liquidity and long-term solvency ratios. The Term Loan is secured by a pledge of the outstanding common stock of certain of the Company's subsidiaries.

On October 24, 1996, the Company entered into five loan note agreements totaling $8,250,000 in connection with the purchase of ICV (Note 2). The Notes are due October 24, 2002. Interest on the Notes is payable quarterly at the current prevailing LIBOR rate. In connection with the Notes, the Company entered into a $10,250,000 Credit Agreement (the "Credit Agreement") due November 15, 2002. Pursuant to the terms of such Credit Agreement, standby letters of credit were to provide credit enhancement for the payment of the Notes. Interest on outstanding borrowings under the Credit Agreement is based upon performance pricing and payable at 1.50% during 1996. Letter of Credit fees are based upon performance pricing and payable quarterly at a rate of 0.25% per annum on the average daily unused portion of the facility. As of December 31, 1996, the Company had no outstanding borrowing under the Credit Agreement.

Deferred debt issue costs are amortized over the terms of the related debt, ranging from 3 to 18 years.

7.  Financial Instruments

a.  Foreign Exchange Risk Management

The Company enters into forward exchange contracts and purchases currency options to reduce the exposure of foreign currency fluctuations associated with certain firm commitments and anticipated cash flows. The Company's principal strategy is to protect the net cash flow from foreign customers' contracts. As these contracts are typically under two years in length, most of the derivative financial instruments are similarly two years or less in duration. The Company principally enters into contracts to deliver foreign currencies for U.S. dollars at agreed-upon exchange rates. Other contracts include the purchase of British pounds for U.S. dollars. Counterparties to these agreements are major international financial institutions.

The tables below illustrate the U.S. dollar equivalent of foreign exchange contracts at December 31, 1996 and 1995 along with unrecorded gross unrealized gains and losses.

---------------------------------------------------------------------------------
December 31 (000s)                                        1996
---------------------------------------------------------------------------------
                                   Notional   Gross Unrealized  Gross Unrealized
                                     Amount     Gains Deferred   Losses Deferred
FORWARD EXCHANGE CONTRACTS:
Japanese Yen                        $ 2,593        $120            $  (7)

U.S. Dollars/U.K. Pound Sterling      3,956           -              (43)

Deutsche Mark                         3,804          17                 -
Swiss Franc                           2,451          90                 -
French Franc                          1,452           5               (1)
Swedish Krona                         4,432          53              (11)
Other                                 5,460          26              (35)
---------------------------------------------------------------------------------
                                    $24,148        $311            $( 97)
---------------------------------------------------------------------------------
OPTION CONTRACTS:
Japanese Yen                        $ 3,657        $126            $    -
U.S. Dollars/U.K. Pound Sterling        795         216                 -
Deutsche Mark                         6,931          94                 -
Swiss Franc                           4,962         167                 -
French Franc                          3,402          40                 -
Other                                 2,816          16              (16)
---------------------------------------------------------------------------------
                                    $22,563        $659           ($  16)
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
December 31 (000s)                                       1995
---------------------------------------------------------------------------------
                                   Notional  Gross Unrealized   Gross Unrealized
                                     Amount    Gains Deferred    Losses Deferred
FORWARD EXCHANGE CONTRACTS:
Japanese Yen                        $ 5,199              $495             $   -
Deutsche Mark/Sterling                2,986                 -                 -
Deutsche Mark                         4,836               161              (133)
Swiss Franc                           3,798               165               (66)
French Franc                          2,827                41               (44)
Other                                     -                 -                 -
---------------------------------------------------------------------------------
                                    $19,646              $862             $(243)
---------------------------------------------------------------------------------
OPTION CONTRACTS:
Japanese Yen                           $876              $ 53             $ -
Deutsche Mark/Sterling                2,800                 -               (13)
Deutsche Mark                         4,136                 2               (24)
Swiss Franc                           3,582                 -               (26)
French Franc                          2,830                 -               (22)
Other                                   726                 4                (1)
---------------------------------------------------------------------------------
                                    $14,950              $ 59             $ (86)
---------------------------------------------------------------------------------

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements


b.  Interest Rate Swap Agreement

On August 1, 1995, the Company entered into an interest rate swap agreement with a major bank, having a notional principal amount of $18,333,000. The swap agreement effectively changed the interest rate of a portion of Primark's long-term debt from a floating rate to a 6.1% fixed rate. This swap agreement expires in December of 1999. As of December 31, 1996, the notional principal amount outstanding was $15,000,000. Though the Company is exposed to credit and market risk in the event of future non-performance by the bank, management does not anticipate that such an event will occur.

c.  Fair Value of Financial Instruments

The carrying and estimated fair value of certain of the Company's financial instruments are shown below.

---------------------------------------------------------------------------------
                                   CARRYING VALUE          ESTIMATED FAIR VALUE

December 31 (000s)               1996          1995         1996          1995
---------------------------------------------------------------------------------
Forwards                       $  1,301     $    109     $  1,515     $     728
Options                        $    343     $    335     $    986     $     308
Interest rate swaps            $   --       $   --       $    (45)    $    (298)
8.75% Senior Notes             $111,291     $111,140     $114,100     $ 114,800
Redeemable preferred stock     $   --       $ 16,874     $    --      $  34,928
--------------------------------------------------------------------------------

Estimated fair values of these financial instruments at December 31, 1996 and 1995 were based upon quotes obtained from investment and commercial bankers using comparable securities. The fair values of currency forward contracts and purchased currency options were estimated based on quoted market prices of contracts with similar terms. Other financial instruments have been excluded as their carrying value approximates their market value.

8.  Contingencies

On June 24, 1994, a jury in a civil case in the Massachusetts Superior Court (the "Court") returned an unfavorable verdict against the two founders of TASC, and against TASC itself. The suit was brought by a former employee regarding a TASC stock transaction that took place in 1976, prior to the Company's acquisition of TASC in 1991. On June 28, 1994, the Court ordered that judgment be entered on the verdict requiring the two founders (but not TASC itself) to disgorge $19,800,000. Such amount accrues post-judgment interest at a statutory rate. As an alternative course of action, the plaintiff may pursue the two founders and TASC, jointly and severally, for $48,600.

Based on the adjudication, the Company has denied requests of the two founders for indemnification. Certain post-verdict motions, including a motion for judgment notwithstanding the verdict, and in the alternative, a motion for a new trial, are pending. While the outcome of these motions cannot be predicted with certainty, the Company believes it will not be required to pay any portion of this judgment.

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

9.  Shareholders' Equity

a.  Common Stock

On October 24, 1996, the Company issued 2,200,000 shares of its common stock as part of the purchase price for ICV Limited. These shares, which are subject to a one year sale restriction, are expected to be registered on or before October 24, 1997 at the Company's expense.

On May 2, 1996, the Company received notification to convert the total outstanding shares of Primark Series A, 8.5% Cumulative Convertible Preferred Stock into shares of Primark common stock. The 674,943 preferred shares plus accrued and unpaid dividends were converted into 1,164,276 shares of Primark common stock based upon the stated conversion rate of $14.49. The preferred shares were held entirely by the Profit Sharing and Stock Ownership Plan of TASC, a wholly-owned subsidiary of the Company.

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements

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

Changes in the number of shares of the Company's common stock are shown below.

---------------------------------------------------------------------------------
December 31                            1996            1995             1994
---------------------------------------------------------------------------------
COMMON STOCK ISSUED                27,067,951       24,435,968       19,912,668
COMMON STOCK HELD IN TREASURY:
Balance - beginning of period      (1,119,287)      (1,392,789)      (1,534,463)
Treasury shares acquired                 --           (279,154)         (61,030)
Treasury shares reissued:
Employee stock purchase plan           79,683          203,647          196,617
Exercise of Stock Options             217,715          349,009            6,087
Conversion of Preferred Stock         821,889             --               --
-------------------------------------------------------------------------------
Balance - end of period                  --         (1,119,287)      (1,392,789)
-------------------------------------------------------------------------------
COMMON STOCK OUTSTANDING           27,067,951       23,316,681       18,519,879
-------------------------------------------------------------------------------

In November 1993, the Company's Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company's common stock from time to time through open market and/or privately negotiated transactions. During 1994, the Company repurchased 61,030 shares of its outstanding common stock in the open market. During 1995, shares of the Company's common stock were delivered to satisfy the exercise price of stock options and shares were withheld from the exercise of stock options to satisfy the related tax withholding requirements.

The Company's Rights Agreement is designed to deter coercive or unfair takeover tactics, and to prevent a buyer from gaining control of the Company without offering a fair price to all of its shareholders. The Rights Agreement, which expires on January 25, 1998, generally becomes effective when an "Acquiring Person" (as defined in the agreement) beneficially owns 20% or more of the outstanding shares of Primark's common stock. In general, upon a "Triggering Event" (as defined in the agreement), each share of Primark's Common Stock carries the right to convert the corresponding "Attached Rights" (as defined in the agreement) into one share of common stock at a specified price. At December 31, 1996, common stock reserved for issuance under the Rights Agreement was 27,067,951 shares.

b.  Employee Stock Ownership and Profit Sharing Plans

Effective January 1, 1997 the Primark Corporation Employee Stock Ownership Plan was renamed the Primark Corporation Savings and Stock Ownership Plan and revised to provide for 401(K) contributions, employer matching contributions and certain other changes. The plan, which covers all employees of Primark and certain subsidiaries, was pre-funded in 1989 with 965,000 shares of the Company's common stock which have been allocated to participants, based upon a percentage of compensation, through 1996. No contributions were made to this plan during 1996.

TASC's Profit Sharing and Stock Ownership Plan covers substantially all of its employees. Employer contributions primarily are determined by TASC's Board of Directors at amounts not exceeding the maximum amount deductible for Federal income tax purposes. Contributions to this plan were $11,214,000, $10,625,000, and $9,680,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

c. Employee Stock Purchase and Stock Option Plan

Established in 1992, the Primark Corporation Employee Stock Purchase Plan is available for all employees of Primark and certain subsidiaries. Under this plan, employees may purchase, through periodic payroll deductions, up to a maximum of 1,000,000 shares of the Company's common stock at 85% of the lower of the average market price of such shares either at the beginning or end of each six month offering period.

The Primark Corporation 1992 Stock Option Plan provides for the granting of options to purchase common stock to officers and certain key employees of Primark and its subsidiaries. The Primark Corporation Stock Option Plan for Non-Employee Directors provides for the granting of options to purchase shares of common stock to each director who is not an employee. Generally, options outstanding under the Company's stock option plans: (i) are granted at prices equal to the fair market value of the stock on the date of grant, (ii) vest within a five year period, and (iii) expire ten years subsequent to award.

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements


Changes in the number of shares under options granted under the Company's various stock option plans are shown below.

-----------------------------------------------------------------------------------------------------------------------------
                                                1996                            1995                          1994
                                   ------------------------------------------------------------------------------------------
                                                    WEIGHTED                        Weighted                       Weighted
                                                    AVERAGE                         Average                        Average
                                                    EXERCISE                        Exercise                       Exercise
                                     SHARES           PRICE           Shares          Price           Shares        Price
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at January 1            4,213,718      $   10.07      4,351,285        $    8.75      3,627,360        $  7.94
Granted                               464,932          34.38        683,786            16.31        798,000          13.25
Exercised                            (251,068)         10.00       (804,109)            8.18         (6,087)         10.60
Canceled                              (51,717)         23.09        (17,244)           11.78        (67,988)         12.52
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31          4,375,865      $   12.51      4,213,718        $   10.07      4,351,285        $  8.75
-----------------------------------------------------------------------------------------------------------------------------
Available for future grant at
December 31                           687,560                       675,331                         993,123
-----------------------------------------------------------------------------------------------------------------------------

Stock options available for grant in any one year under Primark Corporation's 1992 Stock Option Plan may not exceed 1.5% of the Company's outstanding common stock as of January 1 of each year, plus any excess of available stock options not granted from previous years. Accordingly, stock options available for grant at December 31, 1996 included 427,612 stock options that are available for grant during 1997 under Primark Corporation's 1992 Stock Option Plan.

The following table sets forth information regarding options outstanding at December 31, 1996.

-----------------------------------------------------------------------------------------------------------------------------
                                       Options Outstanding                         Options Exercisable
                   ----------------------------------------------------------------------------------------------------------
  Range of                  Number           Weighted         Weighted           Number          Weighted
Exercise Prices          Outstanding at      Average           Average       Exercisable at      Average
                           12/31/96       Remaining Life   Exercise Price       12/31/96      Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
$  4.51-$7.63                 1,530,784             1.22           $ 4.70         1,530,784         $ 4.70
$ 8.38-$12.13                   851,514             5.08           $11.20           844,749         $11.20
$12.75-$13.50                   774,200             6.80           $13.36           466,717         $13.28
$14.00-$25.25                   771,451             7.84           $15.99           449,785         $15.27
$26.00-$39.75                   447,916             9.39           $34.18           140,500         $38.94
------------------------------------------------------------------------------------------------------------------------------
$ 4.51-$39.75                 4,375,865             4.96           $12.51         3,432,535         $10.25
------------------------------------------------------------------------------------------------------------------------------

The fair value of options on their grant date, including the valuation of the option feature implicit in the Company's stock purchase plan, was measured using the Black-Scholes option pricing model. The fair value of options on their grant date and key assumptions used to apply this model are shown below.

-------------------------------------------------------------------------------
December 31                                   1996                  1995
-------------------------------------------------------------------------------
Grant date fair value                            $13.49                $7.12
Range of risk-free interest rates         5.03% TO 6.79%       5.77% to 7.59%
Range of expected life of option grants    4 TO 9 YEARS         4 to 9 years
Expected volatility of underlying stock            30.9%                30.9%
-------------------------------------------------------------------------------

It should be noted that the option pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. However, management believes that the assumptions used and the model applied to value the awards yields a reasonable estimate of the fair value of the grants made under the circumstances.

The Company uses the intrinsic value method to measure compensation expense associated with grants of stock options to employees. Had compensation cost been determined based upon the fair value at the grant date for awards under these plans, reported net income and earnings per share would have been as follows:

-------------------------------------------------------------------------------
December 31 (000s except per share data)          1996                   1995
-------------------------------------------------------------------------------
Net income                                       $33,428               $16,360
Net income applicable to common stock            $33,069               $14,926
Earnings per share                               $  1.25               $  0.72
-------------------------------------------------------------------------------

The effects of applying SFAS 123 in this pro forma disclosure include only the effects of grants made subsequent to January 1, 1995 and, accordingly, are not indicative of future amounts.

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements


10. Income Taxes

--------------------------------------------------------------------------------------------------------
December 31 (000s)                                              1996              1995              1994
--------------------------------------------------------------------------------------------------------
FEDERAL AND OTHER INCOME TAXES CONSISTED OF:
Current provision                                           $ 22,205          $ 14,198          $ 11,847
Deferred provision (benefit) - net                              (998)              665            (2,353)
--------------------------------------------------------------------------------------------------------
Total Federal and other income tax expense                  $ 21,207          $ 14,863          $  9,494
--------------------------------------------------------------------------------------------------------
RECONCILIATION BETWEEN STATUTORY AND ACTUAL
INCOME TAXES:
Income from continuing operations                           $ 27,955          $ 17,847          $ 12,684
Income tax expense                                          $ 21,207            14,863             9,494
--------------------------------------------------------------------------------------------------------
Book pretax income                                          $ 49,162          $ 32,710          $ 22,178
--------------------------------------------------------------------------------------------------------
Statutory Federal income taxes at a rate of 35%             $ 17,207          $ 11,449             7,762
Adjustments to Federal income taxes:
Amortization of goodwill                                       4,337             3,110             2,361
State income taxes - net                                       1,696               893                24
Effect of foreign tax rates                                     (335)              (99)              (27)
Adjustment of Federal income taxes provided for in
prior years                                                   (1,101)             (205)             (419)
Other - net                                                     (597)             (285)             (207)
--------------------------------------------------------------------------------------------------------
Total Federal and other income tax expense                  $ 21,207          $ 14,863          $  9,494
--------------------------------------------------------------------------------------------------------

The 1996 adjustment of Federal income taxes provided in prior years is primarily the result of the company settling seven open tax years at lower than anticipated levels.

Gross deferred income tax liabilities and benefits comprising the Company's net deferred income tax liability are shown below.

-------------------------------------------------------------------------------
December 31 (000s)                            1996                1995
-------------------------------------------------------------------------------
Deferred income tax liability               $27,767             $22,140
Deferred tax asset                          (13,488)             (9,208)
-------------------------------------------------------------------------------
Net deferred income tax liability            14,279              12,932
Current liability                             1,908               1,832
-------------------------------------------------------------------------------
Non-current liability                       $12,371             $11,100
-------------------------------------------------------------------------------

The tax effects of significant temporary differences which gave rise to the net deferred income tax liability are shown below.

-------------------------------------------------------------------------------
December 31 (000s)                             1996                       1995
-------------------------------------------------------------------------------
Intangible assets                           $10,003                    $ 7,370
Unbilled receivables                          8,968                      7,567
Property, plant and equipment                   777                      1,178
Unearned ESOP compensation                       (2)                       248
Accruals not currently deductible            (2,272)                    (1,817)
Accrued vacation                             (2,326)                    (2,260)
Other                                          (869)                       646
-------------------------------------------------------------------------------
Net deferred income tax liability           $14,279                    $12,932
-------------------------------------------------------------------------------

11.  Segment and Geographic Information

The Company primarily operates in the information services industry. Information services are comprised of two major classes, applied technology and financial information, which provide services and related products principally in the United States and the United Kingdom. Most of Primark's international sales are generated through its affiliated operation structure, which is located throughout Europe, Asia and the United States. The Company is also engaged in the transportation services industry as a provider of heavy aircraft maintenance.

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements


The Company's operations by industry segment and geographic region are presented in the following table on a stand-alone basis. Information presented includes acquired companies from their respective dates of acquisition (Note 2), and has been restated to exclude discontinued operations (Note 3).

---------------------------------------------------------------------------------------
INDUSTRY SEGMENTS    (000s)                         1996          1995          1994
---------------------------------------------------------------------------------------
Operating Revenues:  Information Services (1)
                        Applied Technology        $391,440      $346,204      $312,251
                        Financial Information      269,323       184,776       110,942
                     Transportation Services       106,362        79,236        46,362
                     Corporate & Other (2)            --            --            --
--------------------------------------------------------------------------------------
                        Consolidated              $767,125      $610,216      $469,555
--------------------------------------------------------------------------------------
Depreciation &       Information Services
Amortization:           Applied Technology          $9,516        $9,430        $8,328
                        Financial Information       30,865        24,548        17,241
                     Transportation Services         1,204           952           622
                     Corporate & Other (2)           1,769         1,341         1,261
--------------------------------------------------------------------------------------
                        Consolidated               $43,354       $36,271       $27,452
--------------------------------------------------------------------------------------
Operating Income     Information Services
(Loss):                 Applied Technology         $33,547       $25,945       $24,281
                        Financial Information       33,435        26,901        12,423
                     Transportation Services         6,178         6,012         3,016
                     Corporate & Other (2)          (6,839)       (6,015)       (6,199)
--------------------------------------------------------------------------------------
                        Consolidated               $66,321       $52,843       $33,521
--------------------------------------------------------------------------------------
Identifiable Assets: Information Services
                        Applied Technology        $234,171      $193,584      $194,372
                        Financial Information      609,917       480,341       240,538
                     Transportation Services        47,640        39,197        14,514
                     Corporate & Other (2)          87,206        53,725        18,745
--------------------------------------------------------------------------------------
                        Consolidated              $978,934      $766,847      $468,169
--------------------------------------------------------------------------------------
Capital Expenditures: Information Services
                        Applied Technology          $4,137        $5,376        $7,314
                        Financial Information       18,721         9,038         9,458
                     Transportation Services         2,760         7,466         4,418
                     Corporate & Other (2)             632           765         1,307
--------------------------------------------------------------------------------------
                        Consolidated               $26,250       $22,645       $22,497
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
GEOGRAPHIC REGIONS (000S)                           1996           1995          1994
--------------------------------------------------------------------------------------
Operating Revenues:  Domestic                     $603,908      $483,912      $368,554
                     United Kingdom                119,600        97,094        76,441
                     Other International            82,328        62,831        45,933
                     Affiliate Transfers (3)       (38,711)      (33,621)      (21,373)
 -------------------------------------------------------------------------------------
                     Consolidated                 $767,125      $610,216      $469,555
 -------------------------------------------------------------------------------------
Operating Income:    Domestic                      $42,147       $30,309       $16,727
                     United Kingdom                 21,441        17,130        12,662
                     Other International             2,733         5,404         4,132
 -------------------------------------------------------------------------------------
                     Consolidated                  $66,321       $52,843       $33,521
 -------------------------------------------------------------------------------------
Identifiable Assets: Domestic                     $562,048      $556,146      $260,903
                     United Kingdom                353,098       163,647       176,100
                     Other International            63,788        47,054        31,166
 -------------------------------------------------------------------------------------
                     Consolidated                 $978,934      $766,847      $468,169
 -------------------------------------------------------------------------------------

(1) Information services provided to the U.S. Government accounted for $336,579,000 (44%), $300,566,000 (49%), and $273,541,000 (58%) of total operating revenues for the years ended December 31, 1996, 1995, and 1994, respectively.

(2) Corporate and other includes corporate accounts, eliminations and reclassifications, as well as the net assets of discontinued operations.

(3) Affiliate transfers represent service fees received by Datastream's United Kingdom operation from its international affiliates.

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements


12. Subsequent Events

a. Acquisitions

Baseline
On January 6, 1997, the Company purchased all of the outstanding stock of Baseline for $40.7 million in cash. Baseline generated revenues estimated at $12.8 million for the twelve months ended October 31, 1996. Headquartered in New York City, Baseline has an office in Philadelphia and employs approximately 80 people. Baseline provides institutional investors with visual valuation graphics which portray financial market information to institutional accounts throughout the U.S., Canada and the United Kingdom.

WEFA
On February 7, 1997, the Company acquired all of the outstanding stock of WEFA Holdings, Inc. ("WEFA") for $45.0 million in cash. WEFA generated an estimated $28.6 million in revenues for the year ended December 31, 1996. Headquartered in Pennsylvania, WEFA has offices in Canada, Europe, and South Africa and employs over 150 economists. WEFA has leveraged the reputation of its founder, Nobel Laureate Lawrence R. Klein, and its historical affiliation with the Wharton School to become an international provider of value added economic information, software and consulting services to Fortune 1,000 companies, governments, universities and financial institutions.

b.  Refinancing
On February 7, 1997, the Company entered into a $300 million refinancing arrangement to replace some of the funds expended for recent acquisitions and enhance liquidity for future opportunities. The new arrangement, comprised of a $75 million revolving credit facility and a $225 million term loan expiring in June 2004, replaces an outstanding $75 million revolving credit facility and a $125 million term loan (Note 6). Interest on the outstanding borrowings under the new credit facility and term loan are payable at rates ranging from 0.625% to 1.00% and 0.625% to 1.25%, respectively, above the current prevailing LIBOR rate of interest. The Company incurred costs of approximately $2.6 million in conjunction with the arrangement which will be amortized over the term of the debt. The early extinguishment of this debt will require a write-off of its related unamortized debt issue costs and generate an extraordinary after-tax loss of approximately $2 million in the first quarter of 1997.

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements


REPORT OF MANAGEMENT
Management of Primark Corporation and its subsidiaries (the "Company") is responsible for the preparation and integrity of the accompanying consolidated financial statements and other financial information contained in this Annual Report. Management believes that all such information has been prepared in conformity with generally accepted accounting principles, and necessarily includes certain amounts that are based on management's judgments and estimates. The consolidated financial statements have been audited by Deloitte & Touche LLP, the Company's independent certified public accountants. Their audit was made in accordance with generally accepted auditing standards, as indicated in their report, and included a review of the Company's system of internal accounting controls and test of transactions to the extent they considered necessary to carry out their responsibilities.

In management's opinion, the Company's system of internal accounting controls, coupled with an ongoing program of internal audits to review such controls, provide reasonable assurance that the Company's assets are safeguarded from material loss and the transactions are executed and recorded in accordance with established procedures. The system is supported by formal policies and procedures, including an active Code of Conduct program intended to ensure that key employees adhere to the highest standards of personal and professional integrity. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed the related benefits to be derived.

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

/s/ STEPHEN H. CURRAN
Stephen H. Curran
Senior Vice President and Chief Financial Officer
February 11, 1997

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
TO THE BOARD OF DIRECTORS OF PRIMARK CORPORATION:

We have audited the accompanying consolidated statements of financial position of Primark Corporation and its subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, cash flows and common shareholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Primark Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Boston, Massachusetts
February 11, 1997

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Primark reported 1996 net income from continuing operations of $28.0 million ($1.04 per share), compared to $17.8 million ($0.80 per share) in 1995 or a 56.6% increase. Primark's natural gas storage operation, PSLC, was sold on September 30, 1996 for an after-tax gain of $8.4 million ($0.31 per share). The gain from that sale, and the operating results of PSLC have been included in discontinued operations for all periods presented. Net income applicable to common stock for 1996 was $36.7 million ($1.38 per share) compared to $16.9 million ($0.82 per share) for 1995. The year 1995 reflects an extraordinary loss of $0.5 million related to the refinancing of the Company's bank credit facilities. Net income applicable to common stock for 1994 was reported at $12.3 million ($0.62 per share). On May 2, 1996 the Company's $16.9 million redeemable preferred stock was converted to 1.2 million common shares. This action reduced the amount of preferred dividends paid in 1996 to $0.4 million from the $1.4 million level paid in 1995 and 1994. The 1996 earnings per share calculation was impacted by a 6.0 million increase in the weighted average shares outstanding. This increase in weighted shares was due to Primark's December 1995 equity offering of 4.1 million shares together with the preferred stock conversion noted above and the October 1996 acquisition of ICV Ltd., which included 2.2 million common shares as a portion of the consideration. In spite of the dilutive effect of these additional issues, earnings per share from continuing operations increased 30.0% in 1996.

The dramatic improvement in net income is also reflected in revenue and operating income. Primark reported 1996 revenue of $767.1 million and operating income of $66.3 million, increases of 25.7% and 25.5%, respectively, over 1995. Similarly, 1995 revenue of $610.2 million and operating income of $52.8 million improved 30.0% and 57.6%, respectively, over 1994. During 1996 and 1995, Primark benefited from both solid internal growth and an aggressive acquisition program to expand its operations. This program included the 1996 acquisitions of DAFSA S.A. in June, The Yankee Group in August and ICV Ltd. in October. Additionally, Primark purchased the controlling interest in Worldscope, Inc. during October 1996. In June of 1995 the Company acquired Disclosure and I/B/E/S. The acquisitions collectively added $131.1 million to 1996 revenues and $51.7 million to 1995 revenues. Operating income reflects increases of $10.8 million and $7.5 million in 1996 and 1995, respectively, for these acquisitions. The impact of the new acquisitions on operating income was dampened by the added amortization of intangible assets associated with these purchases. When all acquisitions are excluded from both periods, the remaining businesses grew 14.4% in 1996, reflecting strong growth from the base operations.

The information service segment benefited from all of the acquisition activity and is the Company's core operations with $660.8 million of revenue and $67.0 million of operating income in 1996. This segment serves two primary markets, financial information and applied technology. Most of Primark's growth has come in the financial information markets. This group accounted for $269.3 million of revenues and $33.4 million of operating income or a 45.8% and 24.3% increase, respectively, over 1995. The financial information markets were served by seven separate Primark operations during 1996 with Datastream, Disclosure and I/B/E/S representing the major contributors. Datastream improved its reported revenues 10.1% over 1995, but was slowed by a strong dollar against most of its foreign operations. The negative impact of foreign currency exchange on Datastream's revenues was more than offset with gains from Primark's hedging program recorded in other income and deductions. When the effects of currency are excluded, Datastream's 1996 revenues improved 12.3% and the 1995 revenues improved 10.6%. Datastream's research product sales increased 12.2% and 14.6% during 1996 and 1995, respectively. Approximately 14.0% of Datastream's 1996 revenues were accounted for by the fund management business. This business produced a significant turnaround in 1996, growing 11.3%. During 1995, the fund management product had 9.2% lower sales than in 1994. All of Datastream's geographic regions showed significant improvements with the Pacific Basin up 21.4%, the Americas up
20.8%, Continental Europe up 16.5% and the United Kingdom up 5.2% when 1996 is compared to 1995. Disclosure and I/B/E/S were acquired on June 30, 1995 and together accounted for $107.4 million and $51.7 million of revenue in 1996 and 1995, respectively. These operations are best viewed on a pro forma basis, due to the partial year inclusion of the operating results in 1995. As such, Disclosure experienced slow revenue growth of 2.4% over 1995. This increase includes the addition of Worldscope's operations from October of 1996 without which Disclosure's growth would have been flat. Disclosure is in transition from its paper-based businesses to on-line services and as its customer base moves to the new electronic products, revenues are expected to be flat. During 1996, the demand centers and Laser D products grew 3.4% with most of the growth coming from the United Kingdom. Disclosure's microfiche and SEC reference room businesses are being phased out but are offset by improved sales in the United Kingdom and the Global Access product line. I/B/E/S' operations, in contrast, exhibited record growth in revenues for 1996 of 18.8% due to strong international data demand and solid acceptance of the I/B/E/S Express product in the marketplace. ICV Ltd. was purchased in October of 1996 and contributed $9.1 million to revenue, representing only two full months of operations. The 1996 operating income margin for the financial information group was 12.4% compared to 14.6% in 1995 and 11.1% in 1994. The 1996 drop in profitability was due to higher than anticipated losses at DAFSA of $2.5 million and one-time communication costs experienced at Datastream as a result of the transition to a new supplier. The DAFSA operation is being integrated into Primark's corresponding operations and additional costs are anticipated until this effort is completed in the first half of 1997.

The applied technology market is served by TASC, WSI and The Yankee Group and reported 1996 revenues of $391.4 million, representing a 13.1% increase over 1995. The 1995 revenues of $346.2 million increased 10.9% over 1994. The 1996 increase reflects a 12.1% improvement in TASC's government business and the August acquisition of The Yankee Group which added $7.8 million to current year revenue. The 1995 government revenues improved 9.7% over 1994. During December of 1994, TASC lost its contract with the Ballistic Missile Defense Organization, which provided $16.5 million of revenue in 1994. TASC was able to replace this lost business and continue to exhibit growth in 1995 and 1996. TASC ended 1996 with a contract backlog of $538.9 million or an 18.8% increase over 1995. The backlog includes $254.6 million of contracts maturing within one year, an increase of 14.3% over 1995. Although the government may cancel any such contract at its discretion, TASC has a history of few cancellations and a high rate of success on being awarded competitively bid contracts. Revenue from the weather business, WSI, represented $28.1 million and grew 3.4% in 1996 due to lower than anticipated equipment sales. In contrast, WSI grew 25.4% in 1995 over 1994. The applied technology group accounted for $33.5 million of operating income during 1996, a 29.3% improvement from 1995. The increased profitability reflects higher margins at both WSI and TASC's commercial operations as well as the addition of The Yankee Group.

Primark's Transportation segment, served by TIMCO, reported revenues of $106.4 million, an increase of 34.2% over 1995. From 1994 to 1996 this operation has more than doubled its revenues. The 1996 improvement reflects the facility expansion implemented in the fourth quarter of 1995, coupled with TIMCO's ability to market the additional capacity. However, TIMCO reported operating income of $6.2 million or an improvement of only 2.8% over 1995. The rapid rate of growth combined with a declining availability of experienced workers necessitated additional costs associated with training, overtime and outside contracting assistance. Consequently, the utilization rate decreased and the rate of profitability was lowered in 1996.

Subsequent to December 31, 1996, the Company completed two additional acquisitions: Baseline Financial Services, Inc. on January 6, 1997 and WEFA Holdings, Inc. on February 7, 1997. These acquisitions were purchased for $85.7 million in cash, excluding fees, and had aggregate 1996 revenues of $41.5 million. When all acquisitions, including those made in early 1997, are presented on a pro forma basis, Primark would have had 1996 revenues in excess of $860.0 million.

CAPITAL RESOURCES AND LIQUIDITY

Primark ended 1996 with $25.7 million of cash and cash equivalents compared to $60.0 million in 1995 and $17.0 million in 1994. During 1996, the Company acquired four separate businesses for $71.1 million in net cash, $8.3 million in seller notes, 2.2 million shares of common stock and $6.6 million of other consideration. Primark also increased expenditures on capitalized software and equipment $14.3 million over 1995. The 1996 cash expenditures were primarily funded from cash on the balance sheet, the sale of PSLC for $14.3 million and increased operating cash flows. During 1995, Primark acquired Disclosure and I/B/E/S for $199.7 million, issued $125.0 million of commercial bank debt as
well as $106.5 million of common stock. The   year 1994 had no significant
financing or investing activities.

In 1996, Primark reported $64.5 million of cash provided from operating activities, a 33.8% increase over 1995. During 1995, the Company generated $48.2 million of cash from operations or a 23.9% increase over 1994. The 1996 increase reflects additional cash flows from the acquisitions made from June of 1995 through year end 1996, offset by a $7.8 million increase in working capital requirements. The 1996 working capital requirements were impacted by increases in accounts receivable, partially offset by increases in deferred revenues.
Both increases were affected by the Company's acquired businesses and growth in sales. The increase between 1995 and 1994 primarily represents the June 1995 addition of Disclosure and I/B/E/S, while working capital requirements remained constant. All periods benefited from improving growth in the base businesses.

Financing activities provided $7.6 million of cash in 1996 compared to $224.1 million in 1995. In June of 1995 the Company acquired Disclosure and I/B/E/S and entered into a $200.0 million credit arrangement with several commercial banks to support that acquisition. The credit arrangement included a $75.0 million revolving credit facility and an $125.0 million term loan expiring in June 2002. During 1996 further financing was not needed to support the acquisition activity; however, on February 7, 1997 the Company entered into a $300.0 million refinancing arrangement to replace some of the funds expended for recent acquisitions and to enhance liquidity for future opportunities. The new arrangement is comprised of a $75.0 million revolving credit facility and a $225.0 million term loan expiring in June 2004. The new agreement provided an additional $100.0 million of capacity and will lower borrowing costs by an estimated 50 basis points. When Primark's year end 1996 capital structure is presented on a pro forma basis for the new financing, the debt to total capitalization is 42.3% or about the same level reported in 1995. In December of 1995, the Company issued 4.1 million shares of common stock for $107.8 million and used the net proceeds to repay loan balances and for other general corporate purposes. During 1996, the Company entered into several financing transactions not involving cash. During May 1996, the Company converted its $16.9 million redeemable preferred stock to 1.2 million shares of common stock at the request of the preferred shareholders. In October 1996 Primark purchased ICV Limited for $92.2 million, excluding fees, with the consideration comprising $8.3 million of seller notes and 2.2 million shares of common stock in addition to $24.0 million in cash. Financing activities for 1994 used $15.5 million of cash as the revolving credit facility was paid down with excess cash from operations.

Cash used in investing activities for 1996 totaled $107.2 million compared to uses of $229.4 million in 1995 and $13.4 million in 1994. The 1996 and 1995 periods reflect significant acquisition outlays. During 1996, the Company acquired four separate operations with the net cash consideration totaling $71.1 million. During 1995 Primark purchased Disclosure and I/B/E/S for $199.7 million and in 1994 purchased Vestek for $6.1 million. During the three year period the Company also sold two operations, PSLC for $14.3 million in 1996 and Wellmark, Inc. for $6.5 million in 1994. Capital expenditures increased $3.6 million over the 1995 and 1994 levels due, for the most part, to increased requirements for computer equipment at Disclosure and Datastream. Expenditures for capitalized software increased modestly between 1995 and 1994, but absorbed $16.9 million of cash in 1996, a $10.7 million increase over 1995. Most of the increase represented investments in new Disclosure product lines to facilitate the transition to its on-line service.

Currency and inflation did not have a material impact on Primark's cash balances for the periods presented. The rate of inflation in all of Primark's operating areas around the world was consistently absorbed through the local product pricing structures. Currency transactions had a $0.9 million positive impact on cash in 1996, due in part to Primark's hedging programs.

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements


PRIMARK CORPORATION AND SUBSIDIARIES
SELECTED FINANCIAL INFORMATION--FIVE YEAR DATA

--------------------------------------------------------------------------------------------------------------------
(000s) Except Per Share Amounts                       1996          1995          1994          1993         1992
--------------------------------------------------------------------------------------------------------------------
FINANCIAL AND OPERATING DATA (1)
Operating revenues                                  $767,125      $610,216      $469,555      $435,888      $344,016
Operating income                                    $ 66,321      $ 52,843      $ 33,521      $ 32,548      $ 14,210
Income from continuing operations                   $ 27,955      $ 17,847      $ 12,684      $ 11,055      $  4,636
Net income applicable to common stock (2)           $ 36,749      $ 16,882      $ 12,316      $  4,087      $  5,821
Earnings per share from continuing operations       $   1.04      $   0.80      $   0.57      $   0.49      $   0.17
Total earnings per share (2)                        $   1.38      $   0.82      $   0.62      $   0.21      $   0.30
Total assets                                        $978,934      $766,847      $468,169      $454,449      $477,298
Total debt, including capital lease obligations     $248,340      $239,476      $115,573      $130,386      $161,088
Redeemable preferred stock                              --        $ 16,874      $ 16,874      $ 16,874      $ 16,522
Common shareholders' equity (3)                     $476,217      $354,129      $224,781      $208,134      $201,555
EBITDA (4)                                          $109,675      $ 89,114      $ 60,973      $ 58,659      $ 25,808
Debt to total capitalization                            34.3%         39.2%         32.4%         36.7%         42.5%
Capital expenditures                                $ 26,250      $ 22,645      $ 22,497      $ 12,642      $  8,098
Capitalized software                                $ 16,916      $  6,232      $  4,372      $  4,021      $    529
Total employees                                        5,938         5,131         3,789         3,439         3,272
--------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA (3)
Actual shares outstanding                             27,068        23,317        18,520        18,378        18,198
Weighted average common and equivalent shares
outstanding                                           26,555        20,602        19,909        19,805        19,388
Book value per share                                $  17.59      $  15.19      $  12.14      $  11.33      $  11.08
Market price per share on NYSE Composite:
High                                                $     40      $30 1/4       $     15      $ 16 3/8      $ 14 3/4
Low                                                 $ 21 3/8      $12 3/4       $     11      $ 10 1/2      $      9
--------------------------------------------------------------------------------------------------------------------

(1) The financial data for the Company has been restated to exclude discontinued operations (Note 3) and includes all acquired companies from their respective dates of acquisition (Note 2).

(2) Includes an $8.4 million after-tax gain on the sale of discontinued operations in 1996 (Note 3) and an after-tax extraordinary loss of $534 thousand for 1995 (Note 6a). Also includes dividends on the Company's outstanding preferred stock through its conversion to common (Note 9a) and gains and losses associated with discontinued operations of the Company.

(3) During 1996, the Company issued 2,200,000 shares of common stock in October of the acquisition of ICV and 1,164,276 shares of common stock in May for the conversion of preferred. In December 1995, the Company issued 4,356,200 shares of common stock (Note 9a).

(4) EBITDA represents operating income plus depreciation and amortization expense. Due to the high non-cash amortization expense recorded to net income, the Company presents EBITDA to provide the shareholder a measure of cash flows within operations. EBITDA represents supplemental information only and is not to be construed as an alternative to operating income or to cash flows as defined by generally accepted accounting principles.

Primark Corporation and Subsidiaries
Notes to the Consolidated Financial Statements


SUPPLEMENTARY FINANCIAL INFORMATION--QUARTERLY DATA

The following quarterly operating results have been restated to exclude operations discontinued as of September 30, 1996 (Note 3). The quarterly data includes the operations of acquired businesses from their respective dates of acquisition (Note 2). Quarterly earnings per share may not total for the year as quarterly computations are based on weighted average common and common equivalent shares outstanding during each quarter. The following quarterly common stock prices set forth the intraday high and low market prices per share on the NYSE Composite Tape. As of the close of business of February 28, 1997, there were 9,051 holders of record of the Company's common stock.

------------------------------------------------------------------------------------------------------------------------
(000s) Except Per Share Amounts                                      FIRST       SECOND         THIRD        FOURTH
------------------------------------------------------------------------------------------------------------------------
1996
------------------------------------------------------------------------------------------------------------------------
Operating revenues, as reported                                    $180,729     $187,658     $ 194,013      $208,165
Less discontinued operations                                          1,707        1,733          --            --
------------------------------------------------------------------------------------------------------------------------
Operating revenues, restated                                       $179,022     $185,925     $ 194,013      $208,165
------------------------------------------------------------------------------------------------------------------------
Operating income, as reported                                      $ 16,589     $ 17,319     $  19,251      $ 15,211
Less discontinued operations                                            987        1,062          --            --
------------------------------------------------------------------------------------------------------------------------
Operating income, restated                                         $ 15,602     $ 16,257     $  19,251      $ 15,211
------------------------------------------------------------------------------------------------------------------------
Income from continuing operations, as reported (1)                 $  6,400     $  7,517     $   7,814      $  6,729
Less discontinued operations                                            254          251          --            --
------------------------------------------------------------------------------------------------------------------------
Income from continuing operations, restated (1)                    $  6,146     $  7,266     $   7,814      $  6,729
------------------------------------------------------------------------------------------------------------------------
Net income applicable to common stock (2)                          $  6,041     $  7,517     $  16,461      $  6,730
------------------------------------------------------------------------------------------------------------------------
Earnings per share from continued operations, as reported (2)      $   0.24     $   0.29     $    0.30      $   0.24
Less discontinued operations                                           0.01         0.01         (0.33)         --
------------------------------------------------------------------------------------------------------------------------
Earnings per share, restated (2)                                   $   0.23     $   0.28     $    0.63      $   0.24
------------------------------------------------------------------------------------------------------------------------
Market price per share: High                                       $     40     $ 38 1/2     $  33 5/8      $ 28 1/2
                        Low                                        $     27     $ 30 3/4     $  25 1/8      $ 21 3/8
------------------------------------------------------------------------------------------------------------------------

1995
------------------------------------------------------------------------------------------------------------------------
Operating revenues, as reported                                    $135,861     $143,041     $168,710       $169,698
Less discontinued operations                                          1,717        1,778        1,740          1,859
-------------------------------------------------------------------------------------------------------------------------
Operating revenues, restated                                       $134,144     $141,263     $166,970       $167,839
-------------------------------------------------------------------------------------------------------------------------
Operating income, as reported                                      $ 11,817     $ 13,113     $ 16,249       $ 15,732
Less discontinued operations                                            969        1,049          961          1,089
-------------------------------------------------------------------------------------------------------------------------
Operating income, restated                                         $ 10,848     $ 12,064     $ 15,288       $ 14,643
-------------------------------------------------------------------------------------------------------------------------
Income from continuing operations, as reported                     $  4,454     $  4,576     $  4,701       $  5,119
Less discontinued operations                                            201          256          226            320
-------------------------------------------------------------------------------------------------------------------------
Income from continuing operations, restated                        $  4,253     $  4,320     $  4,475       $  4,799
-------------------------------------------------------------------------------------------------------------------------
Net income applicable to common stock (2)(3)                       $  4,096     $  3,683     $  4,342       $  4,761
-------------------------------------------------------------------------------------------------------------------------
Earnings per share before extraordinary loss, as reported (2)      $   0.20     $   0.21     $   0.21       $   0.22
Less discontinued operations                                           0.01         0.01         0.01           0.02
-------------------------------------------------------------------------------------------------------------------------
Earnings per share before extraordinary loss, restated             $   0.19     $   0.20     $   0.20       $   0.20
-------------------------------------------------------------------------------------------------------------------------
Earnings per share, as reported (2) (3)                            $   0.20     $   0.18     $   0.21       $   0.22
Less discontinued operations                                           0.01         0.01         0.01           0.02
-------------------------------------------------------------------------------------------------------------------------
Earnings per share, restated (2) (3)                               $   0.19     $   0.17     $   0.20       $   0.20
-------------------------------------------------------------------------------------------------------------------------
Market price per share: High                                       $14  1/2     $ 18 3/4     $ 26 1/4       $ 30 1/4
                        Low                                        $12  3/4     $ 14 1/2     $ 17 5/8       $ 21 7/8


(1) Includes, for the fourth quarter of 1996, a $678,000 benefit recorded for the settlement of seven open tax years at lower than anticipated levels.

(2) Includes dividends on the Company's preferred stock through its conversion to common stock on May 2, 1996.

(3) Includes, for the 1995 second quarter, an after-tax extraordinary loss of $534,000 which resulted from the early extinguishment of debt.