Form 10-K405, Exhibit 13
period 1997-12-31
PRIMARK CORP
filed 1998-03-30
CIK 356064

                                                                    Exhibit 13.1


                             CONSOLIDATED STATEMENTS

                                    OF INCOME

In Thousands Except Per Share Amounts For Years Ended December 31       1997              1996            1995
----------------------------------------------------------------------------------------------------------------
OPERATING REVENUES                                                   $ 397,875        $ 277,063        $ 184,779
----------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of services                                                       157,327          104,479           66,063
Selling, general and administrative                                    151,559          111,463           71,921
Depreciation                                                            17,371           12,318            8,176
Amortization of goodwill                                                15,805           10,616            6,803
Amortization of other intangible assets                                 17,029           10,348           10,930
Restructuring charge (Note 4)                                            6,800             --               --
----------------------------------------------------------------------------------------------------------------
Total operating expenses                                               365,891          249,224          163,893
----------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                        31,984           27,839           20,886
----------------------------------------------------------------------------------------------------------------
OTHER INCOME AND (DEDUCTIONS)
Investment income                                                        1,085            2,675              967
Interest expense                                                       (15,986)         (12,468)          (8,377)
Foreign currency gain (loss)                                             1,831            1,836           (2,620)
Other                                                                    1,039               66             (845)
----------------------------------------------------------------------------------------------------------------
Total other income and (deductions)                                    (12,031)          (7,891)         (10,875)
----------------------------------------------------------------------------------------------------------------
Income From Continuing Operations Before Income Taxes                   19,953           19,948           10,011
Income Tax Expense                                                      12,963            7,432            4,630
----------------------------------------------------------------------------------------------------------------
Income From Continuing Operations                                        6,990           12,516            5,381
----------------------------------------------------------------------------------------------------------------
DISCONTINUED OPERATIONS (NOTE 3)
Discontinued operations, net of income tax expense of
$11,988, $14,005 and $10,482, respectively                              14,680           16,192           13,469
Gain on disposal of discontinued operations, net of income tax
expense of $5,407                                                         --              8,400             --
----------------------------------------------------------------------------------------------------------------
Total Discontinued Operations                                           14,680           24,592           13,469
----------------------------------------------------------------------------------------------------------------
Income Before Extraordinary Loss                                        21,670           37,108           18,850
Extraordinary Loss On Early Extinguishment Of Debt (Note 6),
net of income tax benefit of $1,379 in 1997 and $288 in 1995            (1,955)            --               (534)
----------------------------------------------------------------------------------------------------------------
Net Income                                                              19,715           37,108           18,316
Dividends On Preferred Stock                                              --               (359)          (1,434)
----------------------------------------------------------------------------------------------------------------
Net Income Applicable To Common Stock                                $  19,715        $  36,749        $  16,882
================================================================================================================
BASIC EARNINGS PER COMMON SHARE (NOTE 8)
Income from continuing operations                                    $    0.26        $    0.49        $    0.21
Discontinued operations                                                   0.56             0.99             0.70
Extraordinary loss                                                       (0.07)            --              (0.03)
----------------------------------------------------------------------------------------------------------------
Net income                                                           $    0.75        $    1.48        $    0.88
================================================================================================================
EARNINGS PER COMMON SHARE - ASSUMING DILUTION (NOTE 8)
Income from continuing operations                                    $    0.25        $    0.46        $    0.19
Discontinued operations                                                   0.53             0.92             0.65
Extraordinary loss                                                       (0.07)            --              (0.02)
----------------------------------------------------------------------------------------------------------------
Net income                                                           $    0.71        $    1.38        $    0.82
================================================================================================================



The accompanying notes to the consolidated financial statements are an integral part of these statements.




                      PRIMARK CORPORATION AND SUBSIDIARIES

                             CONSOLIDATED STATEMENTS

                                  OF CASH FLOWS


In Thousands For Years Ended December 31                                                  1997              1996            1995
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                                             $  19,715        $  37,108        $  18,316
Adjustments to reconcile net income to net cash flows from operating activities:
Discontinued operations                                                                  (14,680)         (24,592)         (13,469)
Extraordinary loss on early extinguishment of debt                                         3,334             --                822
Cash provided by discontinued operations                                                  21,244           13,915           10,735
Depreciation and amortization                                                             50,205           33,282           25,909
Deferred income taxes                                                                     (3,310)           1,174             (835)
Other charges and credits - net                                                           (9,161)          11,268            1,674
Changes in operating working capital, excluding the effect of acquisitions:
(Increase) decrease in billed, unbilled and other receivables - net                       (5,366)         (27,531)           8,155
Decrease in other current assets                                                           1,743              303              717
Decrease in accounts payable                                                              (2,896)          (1,954)          (4,210)
Increase in accrued payroll and benefits                                                   2,515            3,310            5,023
(Decrease) increase in income and other taxes payable - net                               (5,506)           5,056             (516)
(Decrease) increase in deferred income                                                    (1,787)          10,848           (6,459)
Increase in other current liabilities                                                      1,974            3,520            3,443
----------------------------------------------------------------------------------------------------------------------------------
Net change in operating working capital                                                   (9,323)          (6,448)           6,153
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided from operating activities                                               58,024           65,707           49,305
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term notes payable                                                     225,304            2,598          318,601
Repayment of short-term notes payable                                                   (197,702)          (2,598)        (318,601)
Issuance of long-term debt                                                               100,000             --            125,000
Repayment of long-term debt                                                               (5,000)            --               --
Common stock repurchased and retired                                                     (56,238)            --               --
Common stock issuance                                                                     12,235            8,264          106,528
Debt issue costs and other                                                                (3,853)            (711)          (7,073)
Financing activities of discontinued operations                                             --             (2,804)          (4,100)
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided from financing activities                                               74,746            4,749          220,355
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                                     (23,965)         (19,412)          (9,803)
Capitalized software                                                                     (19,971)         (16,916)          (5,704)
Purchase of subsidiaries - net of acquired cash                                          (88,089)         (71,084)        (199,734)
Proceeds from sale of subsidiary                                                           3,494           14,300             --
Other - net                                                                               (4,514)          (8,503)          (2,465)
Investing activities of discontinued operations                                          (11,459)          (4,374)          (9,002)
----------------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                                  (144,504)        (105,989)        (226,708)
----------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                     (762)             927               57
----------------------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                     (12,496)         (34,606)          43,009
CASH AND CASH EQUIVALENTS, JANUARY 1                                                      25,276           59,882           16,873
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, DECEMBER 31                                                 $  12,780        $  25,276        $  59,882
==================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - CASH PAID FOR:
Income taxes, including amounts paid for discontinued operations                       $  12,834        $  12,863        $  10,616
Interest                                                                               $  25,512        $  20,664        $  20,351
==================================================================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these statements.



                      PRIMARK CORPORATION AND SUBSIDIARIES

                             CONSOLIDATED STATEMENTS

                              OF FINANCIAL POSITION


In Thousands At December 31                                                                              1997             1996
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents, at cost(which approximates market value)                                 $   12,780        $   25,276
Billed receivables less allowance for doubtful accounts of $2,756 and $2,234, respectively              70,084            54,466
Unbilled and other receivables                                                                           9,546            10,662
Federal and state income tax benefit                                                                    21,304             2,308
Other current assets                                                                                    24,036            12,466
Net assets of discontinued operations                                                                  197,330                -
--------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                   335,080           105,178
--------------------------------------------------------------------------------------------------------------------------------
DEFERRED CHARGES AND OTHER ASSETS
Goodwill, less accumulated amortization of $41,834 and $26,502, respectively                           556,737           492,835
Capitalized data and other intangible assets, less accumulated amortization of
$20,710 and $13,393, respectively                                                                       47,512            41,283
Capitalized software, less accumulated amortization of $20,162 and $10,787, respectively                48,645            35,004
Net assets of discontinued operations                                                                       -            192,435
Other                                                                                                    8,980             9,907
--------------------------------------------------------------------------------------------------------------------------------
Total deferred charges and other assets                                                                661,874           771,464
--------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST
Computer equipment                                                                                      63,169            49,924
Leasehold improvements                                                                                  17,631            14,294
Other                                                                                                    9,806             7,947
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                        90,606            72,165
Less - Accumulated depreciation                                                                        (43,751)          (28,006)
--------------------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                                       46,855            44,159
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                        $1,043,809        $  920,801
================================================================================================================================

LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                                                                       $   27,602        $       -
Accounts payable                                                                                        14,125            16,691
Accrued employee payroll and benefits                                                                   24,585            19,806
Federal income taxes payable                                                                                -              9,071
Foreign and other taxes payable                                                                         10,717            12,262
Deferred income                                                                                         69,931            62,576
Current portion of long-term debt, including capital lease obligations                                  11,301             6,518
Other                                                                                                   43,814            38,761
--------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                              202,075           165,685
--------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT AND OTHER LIABILITIES
Long-term debt, including capital lease obligations                                                    331,260           241,822
Deferred income taxes                                                                                   21,133            16,189
Other                                                                                                   17,463            21,010
--------------------------------------------------------------------------------------------------------------------------------
Total long-term debt and other liabilities                                                             369,856           279,021
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                      571,931           444,706
--------------------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                                          907               265
--------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTE 13)
--------------------------------------------------------------------------------------------------------------------------------
COMMON SHAREHOLDERS' EQUITY
Common stock and additional paid-in-capital                                                            275,370           296,546
Retained earnings                                                                                      198,658           178,943
Cumulative foreign translation adjustment                                                               (3,057)              341
--------------------------------------------------------------------------------------------------------------------------------
Total common shareholders' equity                                                                      470,971           475,830
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities and common shareholders' equity                                                   $1,043,809        $  920,801
================================================================================================================================



The accompanying notes to the consolidated financial statements are an integral part of these statements.


                      PRIMARK CORPORATION AND SUBSIDIARIES

                             CONSOLIDATED STATEMENTS

                         OF COMMON SHAREHOLDERS' EQUITY



In Thousands For Years Ended December 31                                                    1997            1996             1995
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, without par value-authorized 100,000,000 shares, issued 26,800,399;
27,067,951 and 24,435,968 shares, respectively, at $0.02 stated value
Balance - beginning of year                                                             $     541        $     489        $     398
Issued for employee stock purchase and option plans                                            36                2               --
Retirement of common stock                                                                    (41)              --               --
Purchase of subsidiary                                                                         --               44               --
Conversion of preferred stock to common                                                        --                6               --
Issued in public offering                                                                      --               --               91
-----------------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                                                         536              541              489
-----------------------------------------------------------------------------------------------------------------------------------
Additional Paid-in Capital
Balance - beginning of year                                                               296,005          226,005          113,696
Tax benefit relating to stock option plans                                                 22,827            3,218            4,177
Issued for employee stock purchase and option plans                                        12,198            1,557            3,076
Retirement of common stock                                                                (56,196)              --               --
Purchase of subsidiary                                                                         --           59,906               --
Conversion of preferred stock to common - net of costs                                         --            4,738               --
Gain on treasury shares                                                                        --              581              439
Issued in public offering                                                                      --               --          104,617
-----------------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                                                     274,834          296,005          226,005
-----------------------------------------------------------------------------------------------------------------------------------
Retained Earnings
Balance - beginning of year                                                               178,943          141,846          124,964
Net income                                                                                 19,715           37,108           18,316
Dividends on preferred stock                                                                   --             (359)          (1,434)
Change in year-end of subsidiaries                                                             --              348               --
-----------------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                                                     198,658          178,943          141,846
-----------------------------------------------------------------------------------------------------------------------------------
Treasury Stock, at average cost, 0; 0 and 1,119,287
shares, respectively, held in treasury
Balance - beginning of year                                                                    --          (14,814)         (13,145)
Repurchased                                                                                    --               --           (6,944)
Conversion of preferred stock to common                                                        --           10,878               --
Reissued for stock purchase and option plans                                                   --            3,936            5,275
-----------------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                                                          --               --          (14,814)
-----------------------------------------------------------------------------------------------------------------------------------
Unearned Compensation
Balance - beginning of year                                                                    --             (709)          (1,674)
Amortization of unearned compensation                                                          --              709              965
-----------------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                                                          --               --             (709)
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative Foreign Currency Translation Adjustment
Balance - beginning of year                                                                   341            1,245              450
Translation adjustment                                                                     (5,221)          (1,378)           1,262
Income tax benefit (expense) on adjustment                                                  1,823              474             (467)
-----------------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                                                      (3,057)             341            1,245
-----------------------------------------------------------------------------------------------------------------------------------
Total Common Shareholders' Equity                                                       $ 470,971        $ 475,830        $ 354,062
===================================================================================================================================


The accompanying notes to the consolidated financial statements are an integral part of these statements.



                      PRIMARK CORPORATION AND SUBSIDIARIES

                            NOTES TO THE CONSOLIDATED

                              FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Business

The Company is a global information services company with businesses strategically focused in supplying financial, economic and market research information to financial and corporate markets.

b.  Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Primark Corporation and its majority-owned subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated. Investments in companies of less than 50 percent are accounted for using the equity method.

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

Effective January 1996, Datastream International Limited and its affiliates and Vestek Systems, Inc. changed their year-end reporting period from November 30 to December 31. The change was made to provide more timely information and enhance comparability. The operating results for December 1995 were credited directly to retained earnings.

Certain reclassifications have been made to prior years' statements to conform to the 1997 presentation. Prior periods have been restated to separately present continuing operations from discontinued operations (Note 3).

c. Foreign Currency Translation

The functional currency for most of the Company's foreign operations is the applicable local currency. Foreign currency accounts are translated into U.S. dollars using current exchange rates in effect at the balance sheet date for assets and liabilities, and weighted average monthly exchange rates during the period for revenues and expenses. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are reported as a separate component of shareholders' equity. Gains and losses resulting from transactions and certain balance sheet accounts denominated in currencies other than the applicable functional currency are included in income. The net effect of changes in cash are separately identified in the consolidated statements of cash flows.

d.  Derivative Financial Instruments

The Company enters into currency exchange and interest rate swap agreements to minimize interest rate and foreign exchange risk. Gains and losses related to qualifying accounting hedges of firm commitments are deferred and recognized in income when the hedged transaction occurs. Gains and losses from financial instruments that do not qualify for hedge accounting are marked to market and recognized as a gain or loss in the current period. The Company does not hold or issue derivative financial instruments for trading purposes.

e. Revenue Recognition

Revenue derived from subscription contracts is generally billed in advance of services provided. Amounts billed in advance are recorded as deferred income and recognized ratably over the periods in which services are performed.

f. Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less.

g. Goodwill

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired and is amortized on a straight line basis over estimated useful lives ranging from 20 to 40 years. The Company regularly evaluates the net carrying value of all long-lived assets, including intangibles and goodwill, for recoverability based upon the undiscounted future cash flows associated with these assets. Management believes there have been no impairments of these assets.

h. Capitalized Software

Costs related to the conceptual formulation and design of software developed for internal use are expensed as incurred. Costs incurred subsequent to establishment of technological feasibility are capitalized and amortized over periods ranging from 3 to 5 years. Costs to support or service software are expensed as incurred. The Company does not develop software for sale or lease.

i. Capitalized Data and Other Intangibles

Costs incurred to update and maintain the Company's database assets are expensed as incurred. Costs associated with the purchase of historical data not currently part of the Company's database assets, as well as the cost of initiating a new database product, are capitalized. Other intangible assets and liabilities consist of non-compete covenants, trademarks and unfavorable lease commitments. Data and other intangibles are amortized on a straight line basis over periods ranging from 3 to 20 years.


                      PRIMARK CORPORATION AND SUBSIDIARIES

                                      NOTES

                                    CONTINUED



j. Property and Equipment

Computer equipment and other property are recorded at cost and depreciated on a straight line basis over their estimated useful lives, ranging from 3 to 10 years. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the estimated useful life of the improvement.

k. Income Taxes

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

l. Earnings Per Share

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share." This standard requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the income statement and requires a reconciliation of the numerators and denominators of basic and diluted EPS calculations (Note 8). The EPS of prior periods have been restated to present basic and diluted EPS.

m. Accounting For Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The impact of recording stock-based compensation under the fair value method is disclosed in Note 10.

n. New Accounting Pronouncements

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Company will adopt these statements during fiscal year 1998 and does not expect that the adoption will have a material impact on the consolidated financial statements.

2. ACQUISITIONS

During the three years ending December 31, 1997, the Company made the acquisitions set forth below, each of which has been accounted for as a purchase. Accordingly, the purchase price has been allocated to the identifiable net assets acquired. The excess of the purchase price over the estimated fair value of net assets acquired has been allocated to goodwill and is amortized on a straight line basis over periods ranging from 25 to 40 years. Future adjustments to the total purchase price allocation, if any, are not expected to materially affect the Company's financial statements. The consolidated financial statements include the operating results of each business from the date of acquisition.

a.  Fiscal 1997


Summary of Acquisition Costs (000s)                  WEFA          Baseline
---------------------------------------------------------------------------
Cash                                               $ 45,000        $ 40,963
Acquisition Fees                                        204             233
---------------------------------------------------------------------------
Total Consideration                                $ 45,204        $ 41,196
Acquired Cash                                          (308)             (2)
---------------------------------------------------------------------------
Consideration Paid                                 $ 44,896        $ 41,194
---------------------------------------------------------------------------
Net Excess of Purchase Price over Fair Value       $ 44,979        $ 39,431
===========================================================================


WEFA

On February 7, 1997, the Company acquired all of the outstanding stock of WEFA Holdings, Inc. ("WEFA") for $45,000,000 in cash. Headquartered in Pennsylvania, WEFA is an international provider of value added economic information and consulting services to Fortune 500 companies, governments, universities, and financial institutions.

Baseline

On January 6, 1997, the Company purchased all of the outstanding stock of Baseline Financial Services, Inc. ("Baseline") pursuant to the terms of a Stock Purchase Agreement dated November 24, 1996, between the Company, Bowne & Co., and another owner for $40,963,000 in cash. Headquartered in New York City, Baseline provides institutional investors with visual valuation graphics of financial market information.

b. Fiscal 1996

Summary of Acquisition Costs                                     The Yankee
(000s)                              ICV          Worldscope        Group             DAFSA
--------------------------------------------------------------------------------------------
Cash                            $  40,316        $   5,000        $  33,000        $   9,000
Stock Issued                       59,950               --               --               --
Notes Issued                        8,250               --               --               --
Receivables Forgiven                   --            3,889               --               --
Guaranteed Payment                     --               --            5,000               --
Acquisition Fees                    3,765              237              119              199
--------------------------------------------------------------------------------------------
Total Consideration             $ 112,281        $   9,126        $  38,119        $   9,199
Acquired Cash                     (16,309)            (353)          (1,600)              --
Purchase Price Adjustment              --               --               --           (1,316)
--------------------------------------------------------------------------------------------
Consideration Paid              $  95,972        $   8,773        $  36,519        $   7,883
--------------------------------------------------------------------------------------------
Excess of Purchase Price
over Fair Value                 $ 112,348        $   3,926        $  34,583        $   6,793
============================================================================================



                      PRIMARK CORPORATION AND SUBSIDIARIES

                                      NOTES

                                    CONTINUED



ICV

On October 24, 1996, the Company acquired all the outstanding stock of ICV Limited. The purchase price, excluding fees, consisted of $24,007,000 in net cash, 2,200,000 shares of Primark common stock at a $27.25 market value and $8,250,000 in six year notes (the "ICV Purchase Notes"), issued by the Company to the sellers (Note 6b). ICV supplies a variety of real-time data and news products to equity traders and investors in London and throughout the United Kingdom. In accordance with the terms of the purchase agreement, the Company registered the 2,200,000 shares of its common stock in 1998.

Worldscope

On October 15, 1996, the Company acquired an additional 30% ownership interest in Worldscope for $5,000,000 in cash, giving Primark a controlling ownership interest of 80%. Prior to the transaction, Worldscope was a 50% partnership accounted for under the equity method. In connection with the transaction, Primark and the previous 50% owner each forgave working capital advances equal to $3,889,000. The sellers of the 30% interest in Worldscope have a non-expiring option to sell their remaining 20% ownership to Primark, in increments of 5% or 15%. The price of a 5% increment would be at 5 times the most recent 12 months of revenue multiplied by the 5% ownership. The price of a 15% increment would be at 4 times revenue multiplied by the 15% ownership. As of October 15, 2006, Primark will have the right to purchase an additional 15% of Worldscope.

The Yankee Group

On August 9, 1996, the Company acquired all the outstanding stock of Yankee Group Research, Inc. (the "Yankee Group"), pursuant to the terms of a stock purchase agreement by and between the Company and the shareholders of the Yankee Group. The purchase price included cash payments of $31,000,000 on August 9, 1996; $2,000,000 in September of 1997, a guaranteed payment of $5,000,000 due in August 1998 and future contingent payments to the former Yankee shareholders based upon future operating results, ranging from $0 to a maximum of $27,000,000. Future contingent payments, if any, are due in the year 2000 and will be recorded as goodwill when incurred. The Yankee Group provides market research on telecommunications and computer systems.

DAFSA

On June 18, 1996, Datastream International (France) SA acquired all of the outstanding stock of Groupe DAFSA ("DAFSA"), for $7,883,000 in cash, net of purchase price adjustments. DAFSA supplies company account information on all listed companies in France and ownership information on French companies through print and CD-ROM.

c.  Fiscal 1995

Disclosure

On June 29, 1995, the Company acquired all the outstanding stock of Disclosure Incorporated and certain of its affiliates including I/B/E/S International Inc. and a 50% ownership of Worldscope for a total purchase price of $200,000,000 in cash. The Company obtained $215,000,000 of external financing, of which $185,000,000 was used to finance the cash consideration paid in the acquisition. The Company incurred fees of approximately $6,076,000 associated with the acquisition. The excess of the purchase price over the estimated fair value of total net assets acquired of approximately $193,713,000 was recorded to goodwill. Disclosure is a provider of "as reported" and abstracted financial information, primarily derived from Securities and Exchange Commission filings and supplemented with information from companies, stock exchanges and other sources, both in the United States and worldwide. I/B/E/S is a source of earnings estimates for investors, financial institutions and portfolio managers on a global basis.

d. Pro Forma Financial Information

The following unaudited pro forma financial information reflects the consolidated results of operations of the Company for the years ended December 31, 1997 and 1996 as though the acquisitions had occurred on January 1, 1997 and 1996. This information has been prepared for comparative purposes only and does not necessarily represent actual operating results that may be achieved in the future or that would have occurred had the acquisitions been consummated on January 1, 1997 or 1996.


PRO FORMA INFORMATION (000s except EPS)        1997           1996
-------------------------------------------------------------------
Operating revenues                          $400,228       $375,147
Income from continuing operations           $  6,946       $  4,681
Net income applicable to common stock       $ 19,671       $ 28,914
EPS from continuing operations:
Basic                                       $   0.26       $   0.18
Diluted                                     $   0.25       $   0.17
===================================================================

3.  DISCONTINUED OPERATIONS AND DISPOSITIONS

a.  Discontinued Operations

The accompanying consolidated financial statements reflect the operating results of TASC, TIMCO and PSLC separately from the Company's continuing operations for all periods presented. Consolidated interest expense has been allocated to discontinued operations based upon their ratio of net assets to total consolidated net assets. Net assets of discontinued operations represent the net book value of the Company's investment in TASC and TIMCO and consist principally of working


                      PRIMARK CORPORATION AND SUBSIDIARIES

                                      NOTES

                                    CONTINUED

capital, fixed assets and other non-current assets and liabilities.



DISCONTINUED OPERATIONS (000s)   1997            1996            1995
---------------------------------------------------------------------
Income/(loss):
TASC                          $14,950        $ 13,028         $ 9,749
TIMCO                            (270)          2,411           2,717
PSLC                               -              753           1,003
---------------------------------------------------------------------
Total                         $14,680        $ 16,192         $13,469
---------------------------------------------------------------------
Gain on disposal:
PSLC                          $    -         $  8,400         $    -
---------------------------------------------------------------------
Total                         $    -         $  8,400         $    -
----------------------------------------------------------===========
Net Assets:
TASC                          $155,376       $152,505
TIMCO                           41,954         39,930
-----------------------------------------------------
Total                         $197,330       $192,435
=====================================================

TASC

On December 8, 1997, the Company entered into an agreement to sell its subsidiary, TASC, Inc. subject to shareholder approval (Note 14), for $432 million in cash, subject to adjustment, including changes in the TASC consolidated equity account through the date of closing. The sale of TASC represents disposal of essentially all of the Company's applied technology segment. On a consolidated basis, TASC had revenues of $437.9, $383.7, and $346.2 million for the years ended December 31, 1997, 1996 and 1995, respectively. The purchaser has agreed to indemnify the Company from and against all expenses and liabilities Primark may incur related to an outstanding claim against TASC.

TIMCO

In June 1997, the Company adopted a formal plan to sell its non-core transportation services segment consisting of Triad International Maintenance Corporation ("TIMCO"). TIMCO reported revenues of $113.3, $106.4 and $79.2 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company anticipates that the sale of TIMCO will be completed by June 30, 1998.

PSLC

On September 30, 1996, the Company sold all of the outstanding stock of Primark Storage Leasing Corporation ("PSLC"), for $14,300,000 in cash. The disposal of PSLC resulted in an after-tax gain of approximately $8,400,000 and eliminated $28,700,000 of non-recourse debt from the Company's balance sheet. The purchaser has agreed to indemnify the Company from and against all expenses and liabilities that Primark may incur with respect to any adverse environmental condition relating to PSLC's natural gas storage fields.

b. Dispositions

On January 7, 1997, the Company completed the sale of its investment in the Weather Network pursuant to the terms of a sale agreement dated December 5, 1996 for 2,100,000 pounds sterling ($3,500,000). The $2,500,000 pre-tax gain on the sale has been included in other income.

4.  RESTRUCTURING CHARGES

a.  Disclosure

During the first quarter of 1997, the Company recorded a $1,800,000 pre-tax charge, or $0.04 per share, at Disclosure to take advantage of new information technology, reorganization of Disclosure's document business and other actions aimed at reducing costs and enhancing efficiency. The restructuring provision included estimated costs for employee severance and other benefits of $981,200, asset write-downs of $713,600 and idle facility related costs of $105,200. As part of the restructuring, 114 employees were eliminated. The spending for these accrued restructuring costs was completed in June 1997.

 b. DAFSA

During the second quarter of 1997, the Company recorded a restructuring charge of $5,000,000 related to the integration and downsizing of operations at DAFSA. Due to DAFSA's unprofitable condition, tax benefits associated with losses incurred during 1997, including the restructuring charge, were not recognized. Consequently, the restructuring charge resulted in a $0.18 reduction of earnings per share in 1997.

When the Company acquired DAFSA in June of 1996, approximately $1,500,000 of integration costs were recorded in determining the purchase accounting. The subsequent restructuring charge is the result of a plan to further integrate DAFSA's personnel, space and product with those of the Company's other subsidiaries. The $6,500,000 total restructuring provision includes estimated costs for exiting a line of business of $1,700,000, the future rent cost of abandoned space of $1,000,000, employee severance and other benefits of $1,400,000, asset write-downs of $1,200,000 and legal, professional and other related costs of $1,200,000. The accrual for abandoned space will be utilized over the remaining life of the lease. As of December 31, 1997, $4,800,000 of restructuring costs had been incurred, of which $1,500,000 related to exiting a line of business, $1,100,000 related to employee severance and other benefits, $1,200,000 related to asset write-downs and abandoned lease space and $1,000,000 related to legal, professional and other related costs. As part of the restructuring, 31 employees of DAFSA have



                      PRIMARK CORPORATION AND SUBSIDIARIES

                                      NOTES

                                    CONTINUED


been terminated and an additional 9 employees will be terminated in 1998. The restructuring plan, when fully implemented, is expected to significantly improve DAFSA's operating margins.

5.  LEASES

The Company leases a variety of assets principally under non-cancelable operating lease agreements, including office facilities, real property, and computer and office equipment. These leases expire at various dates through 2008. Total rent expense for all operating leases was $15,105,000, $11,563,000, and $7,649,000 for the years ended December 31, 1997, 1996 and 1995, respectively.


Future minimum lease commitments (000s)     Capital    Operating
----------------------------------------------------------------
1998                                       $  1,390      $13,899
1999                                            534       12,321
2000                                            370       11,259
2001                                            136       10,523
2002                                             -        10,109
Thereafter                                       -        30,171
----------------------------------------------------------------
Total minimum lease payments                  2,430      $88,282
                                                        ========
Amounts representing interest and other       (133)
---------------------------------------------------
Present value of net minimum payments         2,297
Current portion                             (1,242)
---------------------------------------------------
Long-term obligations                      $  1,055
===================================================

6.  SHORT-TERM AND LONG-TERM DEBT

On February 7, 1997, the Company entered into a $300,000,000 refinancing arrangement to replace some of the funds expended for recent acquisitions and enhance liquidity for future opportunities. The new arrangement, comprised of a $75,000,000 revolving credit facility (the "Credit Facility") and a $225,000,000 term loan (the "Term Loan") replaced an outstanding $75,000,000 revolving credit facility and a $125,000,000 term loan and provided $8,382,000 as a note backup agreement. The Company incurred costs of $2,831,000 in conjunction with the arrangement, which will be amortized over the term of the debt. The write-off of unamortized debt issue costs related to the original financing generated an extraordinary after-tax loss of $1,955,000 in the first quarter of 1997. The Company recognized an extraordinary after-tax loss of $534,000 for the write-off of unamortized debt issue costs associated with the June 1995 refinancing of its $75,000,000 revolving credit facility. Deferred debt issue costs are amortized over the terms of the related debt, ranging from 3 to 18 years.


a.  Short-Term Debt

Short-term bank borrowings (000s)        1997              1996            1995
--------------------------------------------------------------------------------
Outstanding borrowings at
December 31                               $27,602        $    --        $    --
Available for future
borrowings at December 31                 $47,398        $74,650        $75,000
Weighted average effective interest
rate on average bank borrowings               7.7%           8.3%           8.0%
Aggregate borrowings:
Maximum outstanding                       $32,695        $ 1,871        $64,324
Average outstanding                       $ 5,115        $    17        $22,661
===============================================================================


The Credit Facility expires on October 15, 2000 and bears interest on outstanding borrowings based upon performance pricing which results in rates ranging from 0.50% to 1.00% above the current prevailing LIBOR rate. Commitment fees are payable quarterly at rates ranging from 0.20% to 0.30% per annum on the average daily unused portion of the facility. The Credit Facility contains various restrictive covenants, which, among other things, require the Company to maintain certain minimum levels of consolidated net worth and specific consolidated liquidity and long-term solvency ratios. The Credit Facility is secured by a pledge of the outstanding common stock of certain of Primark's subsidiaries.

b.  Long-Term Debt

The Company's outstanding long-term debt, including capital lease obligations, are shown below.


Long-term debt December 31 (000s)                      1997             1996
-----------------------------------------------------------------------------
Primark 8.75% Senior Notes $112,000,000
due 2000                                           $ 111,455        $ 111,291
Primark bank Term Loan due through 2004              220,000          125,000
ICV Purchase Notes due 2002                            7,750            8,250
Capital lease obligations and other                    3,356            3,799
-----------------------------------------------------------------------------
Total debt and capital lease obligations             342,561          248,340
Less current maturities                              (11,301)          (6,518)
-----------------------------------------------------------------------------
Long-term debt and capital lease obligations       $ 331,260        $ 241,822
=============================================================================

Required principal payments on long-term debt and notes payable over the next five years, excluding the Senior Notes and capital lease and other obligations, are $15,000,000 in 1998, $20,000,000 in 1999, $30,000,000 in 2000,
$35,000,000 in 2001, and $53,250,000 in 2002.

Primark's 8.75% Senior Notes due 2000 ("Senior Notes") are carried at their principal amount due at maturity less the unamortized discount. Interest on the Senior Notes is payable semi-annually on April 15 and October
15. The Senior Notes are unsecured obligations of the Company, contain no mandatory sinking fund or redemption



                      PRIMARK CORPORATION AND SUBSIDIARIES

                                      NOTES

                                    CONTINUED




requirements, and are redeemable in whole or in part at the option of the Company at redemption prices ranging from 104.375% to 100.00% in 1999 and thereafter, plus accrued interest. The Indenture pursuant to which the Senior Notes were issued contains various restrictive covenants. Under the most restrictive covenants, the Company is restricted from paying cash dividends on its common stock, repurchasing its common stock or making certain other payments which in the aggregate exceed the sum of: (i) $10,000,000; (ii) 50% of the Company's consolidated net income (cumulative from the date of issuance of the Senior Notes); plus (iii) 100% of the net proceeds received from sales of the Company's common stock for cash.

The Term Loan is due through June 30, 2004. Principal payments are due semi-annually on June 30 and December 31. Interest on outstanding borrowings under the Term Loan is payable at rates ranging from 0.50% to 1.25% above the current prevailing LIBOR rate of interest. The Term Loan contains various restrictive covenants which, among other things, require the Company to maintain certain minimum levels of consolidated net worth and specific consolidated liquidity and long-term solvency ratios. The Term Loan is secured by a pledge of the outstanding common stock of certain of the Company's subsidiaries.

On October 24, 1996, the Company entered into five loan note agreements totaling $8,250,000 in connection with the purchase of ICV (Note 2b). The ICV Purchase Notes are due October 24, 2002. Interest on the ICV Purchase Notes is payable quarterly at the current prevailing LIBOR rate. In November 1997, the Company paid $500,000 of the ICV Purchase Notes. On February 7, 1997, the Company entered into a $8,382,000 Note Backup Agreement (the "Note Agreement") which expires on November 8, 2002. Under the terms of the Note Agreement, standby letters of credit were issued to provide credit enhancement for the payment of the Notes. Interest on outstanding borrowings under the Note Agreement is based upon performance pricing and payable at rates ranging from 0.75% to 1.25% above the current prevailing LIBOR rate of interest. Letter of credit fees are based upon performance pricing and are payable quarterly at a rate of 0.25% per annum on the average daily unused portion of the facility. As of December 31, 1997, the Company had no outstanding borrowings under the Note Agreement.

7.  FINANCIAL INSTRUMENTS

a.  Foreign Exchange Risk Management
The Company enters into forward exchange and currency option contracts to reduce the exposure of foreign currency fluctuations associated with certain firm commitments and anticipated cash flows. The Company's principal strategy is to protect the net cash flow from foreign customers' contracts. As these contracts are typically under two years in length, most of the derivative financial instruments are similarly two years or less in duration. The Company principally enters into contracts to deliver foreign currencies for U.S. dollars at agreed-upon exchange rates. Other contracts include the purchase of British pounds and Irish Punts for U.S. dollars. Counterparties to these agreements are major international financial institutions. The tables below illustrate the U.S. dollar equivalent of foreign exchange contracts at December 31, 1997 and 1996 along with unrecorded gross unrealized gains and losses.

 December 31 (000s)                                  1997
----------------------------------------------------------------------------
                                                     Gross             Gross
                                                   Unrealized       Unrealized
                                      Notional        Gains           Losses
                                       Amount       Deferred         Deferred
----------------------------------------------------------------------------
FORWARD EXCHANGE CONTRACTS:
Japanese Yen                           $ 2,684       $    57        $   (19)
U.S. Dollars/U.K. Pound Sterling         5,087            --             --
U.S. Dollars/Irish Punt                  5,895            --             --
Deutsche Mark                              518            --             --
Swiss Franc                              1,061            15             --
French Franc                               172             3             --
Swedish Krona                            3,588            54            (21)
Other                                    3,264           254             (9)
----------------------------------------------------------------------------
                                       $22,269       $   383        $   (49)
============================================================================
OPTION CONTRACTS PURCHASED:
Japanese Yen                           $ 2,903       $   193        $    --
U.S. Dollars/U.K. Pound Sterling        10,665            56            (63)
Deutsche Mark                            5,562            22            (16)
Swiss Franc                              1,563            14             --
Other                                    2,048           105             (2)
----------------------------------------------------------------------------
                                       $22,741       $   390        $   (81)
============================================================================
OPTION CONTRACTS SOLD:
Japanese Yen                           $ 1,495       $     3        $    --
U.S. Dollars/U.K. Pound Sterling         3,520            --            (28)
Deutsche Mark                            2,781            12             --
Swiss Franc                                735             1             --
----------------------------------------------------------------------------
                                       $ 8,531       $    16        $   (28)
============================================================================




                      PRIMARK CORPORATION AND SUBSIDIARIES

                                      NOTES

                                    CONTINUED



DECEMBER 31 (000s)                                    1996
----------------------------------------------------------------------------
                                                      GROSS          GROSS
                                                    UNREALIZED     UNREALIZED
                                      NOTIONAL        GAINS          LOSSES
                                       AMOUNT        DEFERRED       DEFERRED
----------------------------------------------------------------------------
FORWARD EXCHANGE CONTRACTS:
Japanese Yen                           $ 2,593       $   120        $    (7)
U.S. Dollars/U.K. Pound Sterling         3,956            --            (43)
Deutsche Mark                            3,804            17             --
Swiss Franc                              2,451            90             --
French Franc                             1,452             5             (1)
Swedish Krona                            4,432            53            (11)
Other                                    5,460            26            (35)
----------------------------------------------------------------------------
                                       $24,148       $   311        $   (97)
============================================================================
OPTION CONTRACTS PURCHASED:
Japanese Yen                           $ 4,302       $   123        $    --
U.S. Dollars/U.K. Pound Sterling        11,900           134             --
Deutsche Mark                            9,547            86             --
Swiss Franc                              5,531           167             --
French Franc                             4,465            37             --
Other                                    3,248            15            (16)
----------------------------------------------------------------------------
                                       $38,993       $   562        $   (16)
============================================================================
OPTION CONTRACTS SOLD:
Japanese Yen                           $   645       $     3        $    --
U.S. Dollars/U.K. Pound Sterling        11,105            82             --
Deutsche Mark                            2,616             8             --
Swiss Franc                                569            --             --
French Franc                             1,064             3             --
Other                                      431             1             --
----------------------------------------------------------------------------
                                       $16,430       $    97        $    --
============================================================================


b.  Interest Rate Swap Agreement

On August 1, 1995, the Company entered into an interest rate swap agreement with a major bank, having a notional principal amount of $18,333,000. The swap agreement effectively changed the interest rate of a portion of Primark's long-term debt from a floating rate to a 6.1% fixed rate. This swap agreement expires in December of 1999. As of December 31, 1997, the notional principal amount outstanding was $8,333,000. Though the Company is exposed to credit and market risk in the event of future non-performance by the bank, management does not anticipate that such an event will occur.

c.  Fair Value of Financial Instruments

The carrying and estimated fair values of certain of the Company's financial instruments are shown below.



                                CARRYING VALUE              ESTIMATED FAIR VALUE
DECEMBER 31 (000s)          1997            1996            1997             1996
------------------------------------------------------------------------------------
Forwards                  $     753       $   1,301       $   1,087        $   1,515
Options                   $     195       $     343       $     492        $     986
Interest rate swaps       $      --       $      --       $     (23)       $     (45)
8.75% Senior Notes        $ 111,455       $ 111,291       $ 115,220        $ 114,100
====================================================================================


Estimated fair values of these financial instruments were based upon quotes obtained from investment and commercial bankers using comparable securities. The fair values of currency forward contracts and currency options were estimated based on quoted market prices of contracts with similar terms. Other financial instruments have been excluded as their carrying value approximates their market value.

8. EARNINGS PER SHARE

In February of 1997, the FASB released SFAS No. 128, "Earnings per Share", effective for fiscal periods ending after December 15, 1997. The statement simplifies the standards for computing EPS and makes them comparable to international EPS standards. The statement replaces primary EPS with basic EPS. Basic EPS is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Diluted EPS is computed similarly to fully diluted EPS previously presented. In accordance with the standard, all prior period EPS data has been restated.

Options to purchase 785,000; 227,000 and 19,000 shares of common stock were outstanding for the years ended 1997, 1996 and 1995 respectively but were excluded in the computation of diluted EPS because the options' exercise price was greater than the average market price of common shares. The conversion of preferred stock outstanding during 1995 and the first quarter of 1996 was excluded from the


                      PRIMARK CORPORATION AND SUBSIDIARIES

                                      NOTES

                                    CONTINUED

computation of diluted EPS as its effect was anti-dilutive. A reconciliation of the numerators and denominators of the basic and diluted EPS computations for income from continuing operations is shown below.



(000s except per share)               Income           Shares         Earnings
December 31, 1997                   (Numerator)     (Denominator)     per Share
-------------------------------------------------------------------------------
Basic EPS:
Income available to common
shareholders                          $  6,990          26,348       $   0.26
Effect of Dilutive Securities
Options                                     --           1,596
                                      ------------------------
Diluted EPS:
Income available to common
shareholders and assumed
conversions                           $  6,990          27,944       $   0.25

December 31, 1996
-------------------------------------------------------------------------------
Basic EPS:
Income from continuing
operations                            $ 12,516
Less: preferred stock dividends           (359)
                                      -----------
Income available to common
shareholders                          $ 12,157          24,813       $   0.49
Effect of Dilutive Securities
Options                                     --           1,758
                                      ------------------------
Diluted EPS:
Income available to
common shareholders and
assumed conversions                   $ 12,157          26,571       $   0.46

December 31, 1995
-------------------------------------------------------------------------------
Basic EPS:
Income from continuing
operations                            $  5,381
Less: preferred stock dividends         (1,434)
                                      ----------
Income available to common
shareholders                          $  3,947          19,150       $   0.21
Effect of Dilutive Securities
Options                                     --           1,531
                                      ------------------------
Diluted EPS:
Income available to common
shareholders and assumed
conversions                           $  3,947          20,681       $   0.19
==============================================================================



9.  SHAREHOLDERS' EQUITY

a.  Common Stock

On May 28, 1997, the shareholders of the Company approved a resolution that amended the Company's Articles of Incorporation to increase the number of authorized shares of common stock from 65,000,000 to 100,000,000. Changes in the number of shares of the Company's common stock are shown below.



December 31                             1997              1996               1995
------------------------------------------------------------------------------------
Common Stock Issued                  26,800,399        27,067,951         24,435,968
Common Stock Held
In Treasury:
Balance - beginning
of period                                    --        (1,119,287)        (1,392,789)
Treasury shares acquired                     --                --           (279,154)
Treasury shares reissued:
Employee stock purchase plan                 --            79,683            203,647
Exercise of stock options                    --           217,715            349,009
Conversion of Preferred Stock                --           821,889                 --
------------------------------------------------------------------------------------
Balance - end of period                      --                --         (1,119,287)
------------------------------------------------------------------------------------
Common Stock Outstanding             26,800,399        27,067,951         23,316,681
====================================================================================


In December of 1997, the Company received 722,000 shares of its common stock to satisfy the exercise price of stock options and payment of withholding taxes due on option exercises totaling $29,604,000. These shares were retired upon receipt. The Company drew on its revolving credit facility to satisfy the withholding tax payment. Primark will receive a compensation deduction related to the option exercises and anticipates a tax refund of approximately $25,000,000.

In April 1997, the Company's Board of Directors authorized the repurchase of up to 2,200,000 shares of the Company's common stock from time to time through open market and/or privately negotiated transactions. During the second quarter of 1997, the Company repurchased 1,349,000 shares of its outstanding common stock in the open market at a total cost of $26,633,000. On May 13, 1997 and June 5, 1997, the Company retired 1,145,300 and 203,700 shares, respectively.

On October 24, 1996, the Company issued 2,200,000 shares of its common stock as part of the purchase price for ICV Limited (Note 2b).

On May 2, 1996, the Company received notification to convert the total outstanding shares of Primark Series A, 8.5% Cumulative Convertible Preferred Stock into shares of Primark common stock. The 674,943 preferred shares plus accrued and unpaid dividends were converted into 1,164,276 shares of Primark common stock based upon the stated conversion rate of $14.49. The preferred shares were held entirely by the Profit Sharing and Stock Ownership Plan of TASC, a discontinued subsidiary (Note 3).


                      PRIMARK CORPORATION AND SUBSIDIARIES

                                      NOTES

                                    CONTINUED


On December 5, 1995, the Company completed an equity offering in which it sold 4,068,200 shares of its common stock and offered an additional 288,000 shares for certain selling shareholders. The sale of common stock together with option proceeds related to the selling shareholders provided the Company $107,784,000, net of commissions and expenses. A portion of the proceeds was used to pay down the outstanding balance of $48,166,000 on the Company's revolving credit agreement and to prepay $15,000,000 on a loan held by TASC, a discontinued subsidiary (Note 3).

In December of 1995, 92,000 shares of the Company's common stock were delivered to satisfy the exercise price of stock options and 168,000 shares were withheld from the exercise of stock options to satisfy the related tax withholding requirements.

b.  Rights Agreement

In May of 1997, the Board of Directors of the Company executed a new Rights Agreement (the "Rights Agreement") to extend the benefits of the rights agreement adopted in 1988. The Company's Rights Agreement is designed to deter coercive or unfair takeover tactics, and to prevent a buyer from gaining control of the Company without offering a fair price to all of its shareholders. The Rights Agreement generally becomes effective when an "Acquiring Person" (as defined in the agreement) beneficially owns 15% or more of the outstanding shares of Primark's common stock. In general, upon a "Triggering Event" (as defined in the agreement), each Right represents the right to purchase one share of Common Stock of the Company at a price per share of $138.00, subject to adjustment. The Rights, which do not have voting privileges, are redeemable under certain circumstances at $0.01 per Right and will expire on January 25, 2008, unless previously redeemed. At December 31, 1997, common stock reserved for issuance under the Rights Agreement was 26,800,399 shares.

10.  RETIREMENT AND BENEFIT PLANS

a.  Employee Savings and Stock Ownership Plan

The Primark Corporation Savings and Stock Ownership Plan was amended and revised effective January 1, 1997 ("ESSOP") to provide for 401(K) contributions, employer matching contributions and certain other changes. Prior to the amendment, the plan, which covers all employees of Primark and certain subsidiaries, was pre-funded in 1989 with 965,000 shares of the Company's common stock which were allocated to participants, based upon a percentage of compensation, through 1996. Under the current 401(K) provisions of the ESSOP, the Company matches 50% of an employee's contribution up to a maximum of 3% of each participant's compensation. Participating employees' future benefits are based on their vested portion of contributions, plus their pro rata share of fund investment gains or losses. Under the 401(K) provisions, the Company contributed $1,629,000 during 1997. No contributions were made to the ESSOP during 1996 and 1995.

b.  Foreign Plans

Substantially all employees in foreign countries who are not U.S. citizens are covered by various retirement benefit arrangements, some of which are considered to be defined benefit pension plans for accounting purposes. Benefits are based primarily on years of service and employees' salaries near retirement. In general, plans are funded based upon legal requirements, tax considerations, local practices and investment opportunities. Plan assets are generally held in restricted trusts or foundations that are segregated from the assets of the plan sponsor, and consist primarily of common stock and fixed income securities. The components of net periodic pension cost for foreign defined benefit pension plans are shown below.

DECEMBER 31 (000s)                          1997           1996           1995
------------------------------------------------------------------------------
Service cost of benefits earned
during the period                        $ 1,348        $ 1,181        $ 1,039

Interest cost of projected benefit
obligation                                 1,367          1,186            887

Actual return on plan assets              (3,072)          (883)          (974)

Net amortization and deferral              1,358           (523)          (370)
------------------------------------------------------------------------------
Net pension expense                      $ 1,001        $   961        $   582
==============================================================================

The following assumptions were used in accounting for foreign defined benefit plans.

DECEMBER 31                                    1997          1996          1995
--------------------------------------------------------------------------------
Discount rate                                   7.8%          8.5%          8.5%
Rate of increase in future compensation         5.0%          5.0%          5.0%
Rate of return on plan assets                   9.3%         10.0%         10.0%
================================================================================

The funded status on the non-U.S. plans is shown below.

DECEMBER 31 (000s)                                         1997            1996
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefit obligation                              $(17,553)       $(14,736)
--------------------------------------------------------------------------------
Accumulated benefit obligation                          (17,553)        (14,736)
--------------------------------------------------------------------------------
Projected benefit obligation                            (20,508)        (16,578)
Plan assets at fair value                                19,661          15,639
--------------------------------------------------------------------------------
Projected benefit obligation more than plan assets         (847)           (939)
Unrecognized net loss                                     3,770           3,501
Unrecognized prior service cost                             127             156
Unrecognized net asset                                   (1,735)         (2,023)
--------------------------------------------------------------------------------
Prepaid pension cost                                   $  1,315        $    695
================================================================================

                      PRIMARK CORPORATION AND SUBSIDIARIES

                                      NOTES
                                    CONTINUED

c.  Employee Stock Purchase and Stock Option Plans

Established in 1992, the Primark Corporation Employee Stock Purchase Plan is available for all employees of Primark and certain subsidiaries. Under this plan employees may purchase, through periodic payroll deductions, up to a maximum of 3,000,000 shares of the Company's common stock at 85% of the lower of the average market price of such shares either at the beginning or end of each six month offering period.

The Primark Corporation Stock Option Plan for Non-Employee Directors provides for the granting of options to purchase shares of common stock to each director who is not an employee. The Primark Corporation 1992 Stock Option Plan provides for the granting of options to purchase common stock to officers and certain key employees of Primark and its subsidiaries. This plan limits the number of shares subject to option that may be granted to any participant in any year to 100,000 shares. Stock options available for grant in any one year under Primark Corporation's 1992 Stock Option Plan may not exceed 1.5% of the Company's outstanding common stock as of January 1 each year, plus any excess of available stock options not granted from previous years. At December 31, 1997, options available for grant in 1998 included 449,513 stock options under Primark Corporation's 1992 Stock Option Plan. Generally, options outstanding under the Company's stock option plans: (i) are granted at prices equal to the fair market value of the stock on the date of grant, (ii) vest within a three year period, and (iii) expire ten years subsequent to award.

Changes in the number of options granted under the Company's various stock option plans are shown below.

                                             1997                               1996                                1995
-----------------------------------------------------------------------------------------------------------------------------
                                         Weighted                           Weighted                            Weighted
                                          Average                            Average                             Average
                                         Exercise                           Exercise                            Exercise
                       Shares               Price          Shares              Price            Shares             Price
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at
January 1             4,375,865        $        12.51     4,213,718        $        10.07     4,351,285        $         8.75
Granted at
market value          1,056,875                 24.89       464,932                 34.38       680,286                 16.26
Granted above
market value            500,000                 33.34            --                 --            3,500                 24.88
Exercised            (1,692,663)                 5.68      (251,068)                10.00      (804,109)                 8.18
Canceled               (123,671)                23.36       (51,717)                23.09       (17,244)                11.78
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at
December 31,          4,116,406        $        20.71     4,375,865        $        12.51     4,213,718        $        10.07
-----------------------------------------------------------------------------------------------------------------------------
Available for
grant at
December 31,            657,361                             687,560                             675,331
=============================================================================================================================


The following table sets forth information regarding options outstanding at December 31, 1997:


                                    Options Outstanding      Options Exercisable
------------------------------------------------------------------------------------
                         Number      Weighted  Weighted         Number      Weighted
                    Outstanding       Average   Average    Exercisable       Average
       Range of              at     Remaining  Exercise             at      Exercise
Exercise Prices        12/31/97          Life     Price       12/31/97         Price
------------------------------------------------------------------------------------
 $ 7.63-$12.88          956,503         4.37     $11.19        956,503        $11.19
 $13.50-$14.00          964,813         6.30     $13.70        697,818        $13.73
 $14.63-$24.25          827,300         8.65     $22.66        175,484        $19.06
 $25.00-$30.31          872,825         9.00     $27.28        211,843        $25.59
 $33.13-$39.75          494,965         8.61     $37.91        171,615        $39.53
------------------------------------------------------------------------------------
 $ 7.63-$39.75        4,116,406         7.17     $20.71      2,213,263        $16.19
====================================================================================


The fair value of options on their grant date, including the valuation of the option feature implicit in the Company's stock purchase plan, was measured using the Black-Scholes option-pricing model. The fair value of options on their grant date and key assumptions used to apply this model are shown below:



December 31                           1997                1996                1995
----------------------------------------------------------------------------------
Grant date fair value        $       12.21       $       13.49       $        7.12
Range of risk-free
interest rates               5.51% to 6.82%      5.03% to 6.79%      5.77% to 7.59%
Range of expected life
of option grants              3 to 9 years        4 to 9 years        4 to 9 years
Expected volatility of
underlying stock                      37.5%               30.9%               30.9%
==================================================================================

It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. However, management believes that the assumptions used and the model applied to value the awards yields a reasonable estimate of the fair value of the grants made under the circumstances.




                      PRIMARK CORPORATION AND SUBSIDIARIES

                                      NOTES
                                    CONTINUED

The Company uses the intrinsic value method to measure compensation expense associated with grants of stock options to employees. Had compensation cost been determined based upon the fair value at the grant date for awards under these plans, reported net income and earnings per share would have been as follows:

December 31 (000s except per share data)             1997             1996             1995
-------------------------------------------------------------------------------------------
Net income                                     $   12,351       $   33,428       $   16,360
Basic EPS                                      $     0.47       $     1.35       $     0.85
EPS Assuming Dilution                          $     0.44       $     1.26       $     0.79
-------------------------------------------------------------------------------------------
Net income applicable to
common stock                                   $   12,351       $   33,069       $   14,926
Basic EPS                                      $     0.47       $     1.33       $     0.78
EPS Assuming Dilution                          $     0.44       $     1.24       $     0.72
===========================================================================================

The effects of applying SFAS 123 in this pro forma disclosure include only the effects of grants made subsequent to January 1, 1995 and, accordingly, are not indicative of future amounts.

11. INCOME TAXES

December 31 (000s)                                       1997            1996            1995
---------------------------------------------------------------------------------------------
FEDERAL AND OTHER INCOME
TAXES CONSISTED OF:
Current provision                                    $  7,250        $  8,311        $  3,607
Deferred provision
(benefit) - net                                         5,713            (879)          1,023
---------------------------------------------------------------------------------------------
Total Federal and other
income tax expense                                   $ 12,963        $  7,432        $  4,630
---------------------------------------------------------------------------------------------
RECONCILIATION BETWEEN
STATUTORY AND ACTUAL
INCOME TAXES:
Income from continuing
operations                                           $  6,990        $ 12,516        $  5,381
Income tax expense                                     12,963           7,432           4,630
---------------------------------------------------------------------------------------------
Book pre-tax income                                  $ 19,953        $ 19,948        $ 10,011
---------------------------------------------------------------------------------------------
Statutory Federal income
taxes at a rate of 35%                               $  6,983        $  6,982        $  3,504

Adjustments to Federal income taxes:
Amortization of goodwill                                4,737           3,390           2,163
Adjustment of Federal income taxes provided in
prior years                                            (1,375)         (1,121)             10
Losses of foreign subsidiaries
without current benefit                                 2,493              55              --
State income taxes - net                                  545            (176)           (430)
Effect of foreign tax rates                              (198)           (335)           (228)
Other - net                                              (222)         (1,363)           (389)
---------------------------------------------------------------------------------------------
Total Federal and other income
tax expense                                          $ 12,963        $  7,432        $  4,630
=============================================================================================


The 1997 adjustment of Federal income taxes provided in prior years is primarily due to the recognition of net operating losses and the true up of prior year tax expense. The 1996 adjustment is primarily the result of the Company settling seven open tax years at lower than anticipated levels.

The tax effects of significant temporary differences that gave rise to deferred income tax assets and liabilities are shown below.


December 31 (000s)                          1997            1996
----------------------------------------------------------------
Deferred tax assets:
State taxes                             $  9,645        $  3,991
Postretirement benefits                    1,509           1,428
Fixed assets                               1,212             763
Unfavorable lease reserve                    961           1,186
Net operating loss carry forwards          7,545           7,063
Bad debts                                    486             703
Other                                      7,839           2,928
----------------------------------------------------------------
Total deferred tax assets                 29,197          18,062
Valuation allowance                       (7,199)         (6,411)
----------------------------------------------------------------
Net deferred tax assets                   21,998          11,651
----------------------------------------------------------------
Deferred tax liabilities:
Intangibles                              (20,379)         (9,695)
Fixed assets                                (866)         (1,398)
Unearned revenue                          (2,014)         (1,172)
Other                                     (9,854)         (8,962)
----------------------------------------------------------------
Total deferred tax liabilities           (33,113)        (21,227)
----------------------------------------------------------------
Net deferred tax liabilities            $(11,115)       $ (9,576)
----------------------------------------------------------------
Net current asset                       $ 10,018        $  6,613
Net long-term liability                 $(21,133)       $(16,189)
----------------------------------------------------------------
Net deferred tax liability              $(11,115)       $ (9,576)
================================================================


The Company's operating loss carry forwards in France of $7,199,000 at December 31, 1997, expire in the years 1998 through 2002.



                      PRIMARK CORPORATION AND SUBSIDIARIES

                                      NOTES
                                    CONCLUDED

12.  SEGMENT AND GEOGRAPHIC INFORMATION

During 1997 and 1996, the Company realigned its business segments to reflect its strategic emphasis in the information services industry. The realignment included several acquisitions throughout 1996 and 1997 (Note 2) as well as the discontinuance of two of its previously reported segments, applied technology and transportation services during 1997 (Note 3). Accordingly, the Company's continuing operations primarily reflect that of one industry segment, information services, which provides services and related products principally in the United States and the United Kingdom. Most of Primark's international sales are generated through its affiliates, which are located throughout Europe, Asia and the United States.

The Company's operations by geographic region are presented in the following table on a stand-alone basis. Information presented includes acquired companies from their respective dates of acquisition (Note 2), and has been restated to exclude discontinued operations (Note 3).

GEOGRAPHIC REGIONS                       1997               1996               1995
(000s)
-----------------------------------------------------------------------------------
DOMESTIC
Operating Revenues                $   173,150        $   119,728        $    63,679
Operating Income (Loss)(1)
Non-affiliate                     $    19,857        $    17,167        $     9,045
Affiliate(2)                      $    (7,005)       $    (6,374)       $    (4,834)
Identifiable Assets               $   393,572        $   297,193        $   272,976
-----------------------------------------------------------------------------------
UNITED KINGDOM
Operating Revenues
Non-affiliate                     $   131,889        $    76,979        $    60,422
Affiliate(2)                      $    39,894        $    38,711        $    33,621
Operating Income (Loss)(3)
Non-affiliate                     $   (18,933)       $   (17,568)       $   (16,137)
Affiliate (2)                     $    39,894        $    38,711        $    33,621
Identifiable Assets               $   363,611        $   353,098        $   160,338
-----------------------------------------------------------------------------------
OTHER INTERNATIONAL
Operating Revenues                $    92,836        $    80,356        $    60,678
Operating Income (Loss)(1)
Non-affiliate                     $    36,812        $    34,970        $    33,993
Affiliate(2)                      $   (32,889)       $   (32,337)       $   (28,787)
Identifiable Assets               $    58,063        $    63,788        $    47,027
-----------------------------------------------------------------------------------
CORPORATE & OTHER (3)
Operating Revenues
Affiliate(2)                      $   (39,894)       $   (38,711)       $   (33,621)
Operating Income (Loss)(1)        $    (5,752)       $    (6,730)       $    (6,015)
Identifiable Assets               $   228,563        $   206,722        $   237,843
-----------------------------------------------------------------------------------
CONSOLIDATED
Operating Revenues                $   397,875        $   277,063        $   184,779
Operating Income (Loss)(1)        $    31,984        $    27,839        $    20,886
Identifiable Assets               $ 1,043,809        $   920,801        $   718,184
===================================================================================

(1)      Includes, for 1997, restructuring charges of $6.8 million (Note 4).

(2) Affiliate transfers represent service fees received by Datastream's United Kingdom operation from its international affiliates.

(3) Corporate and other includes corporate accounts, eliminations and reclassifications, as well as the net assets of discontinued operations.

13.  COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are involved in other administrative proceedings and matters concerning issues arising in the ordinary course of business. Management cannot predict the final disposition of such issues, but believes that adequate provision has been made for the probable losses and the ultimate resolution of these proceedings will not have a material adverse effect on the Company's financial condition, results of operations or financial liquidity.

14.  SUBSEQUENT EVENTS

a.  Sale of TASC

On March 30, 1998, the shareholders of Primark approved the terms of a stock purchase agreement providing for the sale of TASC and its subsidiaries to Litton Industries, Inc. (Note 3).

b.  Refinancing

In March 1998, the Company amended the terms of its revolving credit facility and term loan agreements. Under the terms of the amendment, which will become effective upon the consummation of the TASC sale, the Company will prepay its $112,000,000 Senior Notes and its $220,000,000 outstanding term loan and replace its outstanding $75,000,000 credit facility with a $225,000,000 revolving credit facility expiring in 2000. Interest on the borrowings under the new revolving credit facility is payable at rates ranging from 0.05% to 1.00% above the current prevailing LIBOR rate of interest.


                      PRIMARK CORPORATION AND SUBSIDIARIES

                                    REPORT OF
                                   MANAGEMENT


Management of Primark Corporation and its subsidiaries (the "Company") is responsible for the preparation and integrity of the accompanying consolidated financial statements and other financial information contained in this Annual Report. Management believes that all such information has been prepared in conformity with generally accepted accounting principles, and necessarily includes certain amounts that are based on management's judgments and estimates. The consolidated financial statements have been audited by Deloitte & Touche LLP, the Company's independent Certified Public Accountants. Their audit was made in accordance with generally accepted auditing standards, as indicated in their report, and included a review of the Company's system of internal accounting controls and tests of transactions to the extent they considered necessary to carry out their responsibilities.

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



/s/Stephen H. Curran

Stephen H. Curran
Executive Vice President and Chief Financial Officer

February 10, 1998

                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF PRIMARK CORPORATION:
We have audited the accompanying consolidated statements of financial position of Primark Corporation and its subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, cash flows and common shareholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Primark Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Boston, Massachusetts
February 10, 1998
(March 30, 1998 as to Note 14 to the Consolidated Financial Statements)

                      PRIMARK CORPORATION AND SUBSIDIARIES

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                      OF OPERATIONS AND FINANCIAL CONDITION



RESULTS OF OPERATIONS:

Primark reported net income of $19.7 million ($0.71 per share) for the twelve months ended December 31, 1997 compared to $36.8 million ($1.38 per share) in 1996 and $16.9 million ($0.82 per share) in 1995. Net income for 1997 and 1995 includes an after tax extraordinary loss of $2.0 million ($0.07 per share) and $0.5 million ($0.03 per share) for the write off of debt issue costs associated with bank debt which was successfully refinanced.

Primark reported income from continuing operations of $7.0 million ($0.25 per share) for the year ended December 31, 1997, compared to $12.5 million ($0.46 per share) and $5.4 million ($0.19 per share) in 1996 and 1995, respectively. The 1997 income from continuing operations includes restructuring charges of $6.2 million ($0.22 per share), net of tax, taken at DAFSA and Disclosure during the first half of 1997. Excluding the restructuring charges, 1997 income from continuing operations increased 5.4% to $13.2 million ($0.47 per share). The Company's decision to discontinue the operations of TASC and TIMCO in 1997, as well as PSLC in 1996, affected income from continuing operations for all periods.

During 1996 and 1997, management pursued a strategy of focusing the Company's operations on its information services businesses. In connection with that strategy, the Company discontinued three operating segments as discussed below and acquired several businesses in the information industry. The Company is in the preliminary stages of investigating further organizational changes to address the best way to manage the remaining information services segment. This investigation includes, among other things, the examination of all tangible and intangible assets of the Company for possible adjustment.

On December 8, 1997, the Company entered into an agreement for the sale of TASC for $432 million in cash. The Company estimates the sale will generate a net gain of approximately $179.9 million. On March 30, 1998 the shareholders of Primark approved the sale. Consequently, the operating results and net assets of TASC have been reclassified from continuing operations and recorded as a discontinued operation for all periods presented. As an essential part of the transaction, TASC and Primark entered into an information technology services agreement. Under this agreement, TASC will continue to provide Primark information technology research and development, planning, and technical assistance for a three year period. TASC will also continue to manage the Primark Telecommunications Network and supply professional information technology services to the business units of Primark and their customers. TASC generated net income of $15.0, $13.0 and $9.7 million, for the twelve months ended December 31, 1997, 1996 and 1995, respectively.

In June of 1997, the Company adopted a formal plan to dispose of its transportation business, TIMCO. Accordingly, the operating results and net assets of TIMCO have been reclassified from continuing operations and recorded as a discontinued operation for all periods presented. During the three years ended 1997, 1996 and 1995, TIMCO generated net losses of $0.3 million, net income of $2.4 million and $2.7 million, respectively.

In September of 1996, the Company sold its financial services segment, PSLC, which resulted in a $8.4 million gain, net of tax. Discontinued operations for the twelve months ended December 31, 1996 and 1995 include net income of $0.8 and $1.0 million.

Acquisitions during the first quarter of 1997 and last half of 1996, together with the Company's stock repurchase program, resulted in the Company increasing its level of funded debt. As a result, interest costs from continuing operations increased $3.5 million and $4.1 million during 1997 and 1996. The Company allocated interest costs to each of the discontinued operations based upon their ratios of net assets proportional to total net assets. After the allocation of interest cost to discontinued operations, the Company reported interest expense of $16.0 million, $12.5 million and $8.4 million for the years ended 1997, 1996 and 1995, respectively. It is the Company's intention to repay all funded debt with the proceeds from the sale of TASC and eliminate substantially all interest costs.

During 1997, the Company's effective tax rate increased due to the non-deductibility of goodwill created by certain of its recent acquisitions and because no tax benefits have been recorded for the $8.6 million of net losses incurred at DAFSA for the year. In 1996, the Company's effective tax rate received a favorable impact from settling seven years of open tax returns.



                      PRIMARK CORPORATION AND SUBSIDIARIES

                             MANAGEMENT'S DISCUSSION
                                    CONTINUED


The Company has a formal plan and task force assigned to make all of its financial systems, product offerings and related databases year 2000 compliant. In 1997 the Company spent $1.5 million of resources on this endeavor and anticipates that it will be required to spend an additional $2.7 million and $2.6 million in 1998 and 1999, respectively, to be year 2000 compliant. The majority of the remaining year 2000 work will be performed at Datastream/ICV.

Summary of Operating Results

                                                 PRO FORMA*                                              ACTUAL

DECEMBER 31 (000s)               1997               1996            Change              1997               1996            Change
------------------               ----               ----            ------              ----               ----            ------
Operating
Revenues                      $   400.2          $   375.1          $  25.1          $   397.9          $   277.1          $  120.8
Operating
Income                        $    32.0          $    27.2          $   4.8          $    32.0          $    27.8          $    4.2
==================            =========          =========          =======          =========          =========          ========

* Pro forma results include the results of recent acquisitions for the full year periods.

For the year ended December 31, 1997, revenues increased 43.6% and 115.3% over the same periods in 1996 and 1995. The increase is primarily due to the effect of the acquisitions of Baseline and WEFA during the first quarter of 1997; ICV, the Yankee Group, DAFSA and a controlling interest in Worldscope during 1996; and Disclosure and I/B/E/S in 1995. On a pro forma basis to include the effect of acquisitions, the Company grew 1997 revenues and operating income 6.7% and 17.6%, respectively, over the same period in 1996. These pro forma growth rates include adverse currency movements and restructuring charges, a resized DAFSA and Disclosure's paper based product fall-off.

DAFSA had the single most significant negative impact on operating income during 1997. During 1997, DAFSA generated revenue of $5.5 million but incurred operating losses of $8.4 million, which included a $5.0 million restructuring charge. The restructuring program was implemented in the second quarter of 1997 and, together with the introduction of technology and applications developed at Disclosure and WEFA, DAFSA was able to achieve near break-even results during the fourth quarter of 1997.

Datastream/ICV:

During 1997, the Datastream/ICV operation grew revenues 8.8%. These businesses experienced most of the negative impacts of currency fluctuations. Excluding the effects of currency and exchange fees, the Datastream/ICV operation grew revenues approximately 13.1% for the year. Exclusive of currency effects, ICV's Topic3 product line grew 19.2% for the year but overall revenues were offset by declining exchange fee revenues. ICV's overall margins increased due to shifts in product mix, primarily the reduction of minimum margin exchange fee revenues. Excluding the effects of currency, Datastream grew revenues 12.7% for the year. Datastream's annual growth in revenues was led by increases in the UK of 9.4%, the Americas of 10.4%, Continental Europe of 17.3% and Asia of 15.1%. Including the effects of currency, the Pacific Basin accounted for $21.1 million of Datastream's annual revenues. The Company reduced investment in the Far East region in early 1997 and does not plan to risk any further capital until management believes the current period of adjustment comes to an end.

Disclosure/Worldscope:

Disclosure and Worldscope generated revenues of $88.5 million for the year, a decrease of 3.0% compared to the same period in 1996. Overall growth in revenues was impacted by the 14.1% decrease in paper demand business. Disclosure's electronic products now represent approximately 40% of total revenues and continue to do very well with 29.9% growth in revenues for 1997. At the beginning of 1996, the electronic products represented less than 19.6% of Disclosure's total revenue.

Financial Analytics:

The financial analytics group, comprised of I/B/E/S, Baseline, WEFA and Vestek, generated $90.6 million of revenues for the year. As a group, on a pro forma basis, these operations grew revenues 24.7% over 1996. The strong performance in the year was lead by I/B/E/S, Baseline and Vestek, which had record growth in revenues of 42.9%, 32.8% and 18.3%, respectively.

Yankee:

The Yankee Group was originally acquired, in part, to be the market research arm of the Company's applied technology segment, focusing on identifying current trends and future directions in communications and computer industries for commercial, industrial and consumer markets. With the disposition of TASC, management has folded Yankee in with information services. Yankee finished the year with pro forma revenue growth of 11.2%.

CAPITAL RESOURCES & LIQUIDITY:

Primark ended 1997 with $12.8 million in cash and cash equivalents compared to $25.3 in 1996 and $59.9 in 1995. During 1997, $86.1 million was used to purchase Baseline and WEFA, $56.2 million to repurchase and retire stock and $43.9 million to fund capital expenditures. Partially offsetting these uses were cash flows from operating activities which generated $ 58.0 million, the issuance of long-term debt that provided $97.2 million, net of debt issue costs, and the sale of the Weather Network which generated $3.5 million. During 1996, the Company acquired four separate businesses for $71.1 million in net cash, $8.3 million in seller notes, 2.2 million shares of common stock and $7.6 million of other consideration. Primark also increased capital expenditures


                      PRIMARK CORPORATION AND SUBSIDIARIES

                             MANAGEMENT'S DISCUSSION
                                    CONCLUDED



$20.8 million over 1995. The 1996 cash expenditures were primarily funded from cash on the balance sheet, the sale of PSLC for $14.3 million and increased operating cash flows. During 1995, the Company issued $125.0 million of commercial bank debt and $106.5 million of common stock that provided funds partially used for the acquisition of Disclosure and I/B/E/S for $199.7 million in net cash.

Operating cash flows decreased $7.7 million during 1997. The decrease reflects a decline in net income primarily attributable to the restructuring charges, decreases in deferred income, and tax refunds due. The tax refunds arose as the Company accepted stock from certain employees to pay taxes due on their option exercises in accordance with the Company's benefit policies. The Company received a compensation deduction associated with the option exercises, which should result in approximately $25 million of tax refunds to be received in 1998. The increase between 1995 and 1996 primarily represents additional cash flows from acquired companies offset by increased working capital requirements. All periods benefited from improving growth in the base businesses.

Cash flows from financing activities provided $74.7 million for the year, a $70.0 million increase over the same period in 1996. The increase is primarily the result of the $300.0 million bank refinancing arrangement on February 7, 1997 which provided an additional $100.0 million in long term debt. The new arrangement is comprised of a $75.0 million revolving credit facility and a $225.0 million term loan expiring in June 2004. The new financing replaced an outstanding $75.0 million revolving credit facility and a $125.0 million term loan. The Company incurred costs of $2.8 million in conjunction with the arrangement that will be amortized over the term of the debt. The additional borrowings increased Primark's debt to total capital ratio from 34.3% at December 31, 1996 to 44.0% at December 31, 1997. Partially offsetting this increase was $56.2 million used to repurchase the Company's common stock comprised of $26.6 million for a stock buy back program and $29.6 million associated with the Company's acceptance of stock from certain employees to pay withholding taxes on option exercises. These repurchased shares were retired during the year. At year end, the Company had $27.6 million outstanding on its revolving credit facility primarily as a result of withholding taxes due on stock options exercised in December. During 1996, the Company entered into several non cash financing transactions including the conversion of its $16.9 million redeemable preferred stock to 1.2 million shares of common stock and the issuance of 2.2 million shares of common stock in connection with the acquisition of ICV. During 1995, the Company entered into a $200.0 million credit arrangement with several banks to support the Disclosure and I/B/E/S acquisition. The credit arrangement included a $75.0 million revolving credit facility and a $125.0 million term loan which were refinanced in 1997. In December of 1995, the Company sold 4.1 million shares of common stock for $107.8 million and used the net proceeds to repay loan balances and for other general corporate purposes.

Investing activities, primarily for acquisitions, used $144.5 million of cash during 1997, compared to $106.0 million in 1996 and $226.7 million in 1995. The majority of 1997 investing uses were for the purchases of Baseline and WEFA, which used $41.2 and $44.9 million, respectively. Capital expenditures and capitalized software amounted to $43.9 million during the year, an increase of $7.6 million over the same period in 1996. The majority of the expenditures were for computer equipment, leasehold improvements for new facilities at I/B/E/S and ICV, and capitalized software and data for upgrading and revising Disclosure's product line and production operation. Partially offsetting these uses were proceeds from the Company's sale of its investment in the Weather Network that provided $3.5 million of cash. During 1996, the Company acquired four separate operations with net cash consideration totaling $71.1 million. The sale of PSLC partially offset these uses, providing $14.3 million. During 1995, Primark purchased Disclosure and I/B/E/S for $199.7 million in net cash.

The Company anticipates the sale of TASC for $432 million during the first quarter of 1998 will generate approximately $345 million of cash after taxes and related expenses are paid. It is the intention of management to repay the Senior Notes and any outstanding bank debt at the closing of the transaction.

In June of 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Company will adopt these statements during fiscal year 1998 and does not expect that the adoption of these statements will have a material impact on the consolidated financial statements.

Changes in foreign exchange rates during 1997 negatively impacted the Company's revenues and operating income by approximately $3.2 million and $4.9 million, respectively. Management anticipates that the international component of its revenues and operating income will be approximately 50% and 55%, respectively during 1998. The Company will continue to manage foreign currency risk through its hedging program.


                      PRIMARK CORPORATION AND SUBSIDIARIES

                         SELECTED FINANCIAL INFORMATION
                                 FIVE YEAR DATA

(000s) Except Per Share Amounts                                   1997           1996           1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------------
Financial and Operating Data (1)
Operating revenues                                          $  397,875     $  277,063     $  184,779     $  111,621     $   98,810
Operating income                                            $   31,984     $   27,839     $   20,886     $    6,225     $    6,418
Income from continuing operations                           $    6,990     $   12,516     $    5,381     $    1,705     $   (3,434)
Net income applicable to common stock (2)                   $   19,715     $   36,749     $   16,882     $   12,316     $    4,087
Basic earnings per share:
   From continuing operations                               $     0.26     $     0.49     $     0.21     $     0.01     $    (0.27)
   Total earnings per share (2)                             $     0.75     $     1.48     $     0.88     $     0.66     $     0.22
Earnings per share assuming dilution:
   From continuing operations                               $     0.25     $     0.46     $     0.19     $     0.01     $    (0.27)
   Total earnings per share (2)                             $     0.71     $     1.38     $     0.82     $     0.62     $     0.22
Total assets                                                $1,043,809     $  920,801     $  718,184     $  427,950     $  419,816
Total debt, including capital lease obligations             $  370,163     $  248,340     $  239,476     $  115,573     $  130,386
Redeemable preferred stock                                  $       --     $       --     $   16,874     $   16,874     $   16,874
Common shareholders' equity (4)                             $  470,971     $  475,830     $  354,062     $  224,689     $  208,134
EBITDA (3)                                                  $   82,189     $   61,121     $   46,795     $   24,727     $   23,987
Debt to total capitalization                                      44.0%          34.3%          39.2%          32.4%          36.7%
Capital expenditures                                        $   23,965     $   19,412     $    9,803     $   10,765     $    7,648
Capitalized software                                        $   19,971     $   16,916     $    5,704     $    4,372     $    4,021
Total employees                                                  2,328          2,025          1,588            769            746
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Data (4)
Actual shares outstanding                                       26,800         27,068         23,317         18,520         18,378
Weighted average common shares outstanding                      26,348         24,813         19,150         18,510         18,326
Weighted average common and equivalent shares
outstanding                                                     27,944         26,571         20,681         19,953         18,326
Book value per share                                        $    17.57     $    17.58     $    15.18     $    12.13     $    11.33
Market price per share on NYSE Composite:
High                                                        $   41 5/8     $   40         $   30 1/4     $   15         $   16 3/8
Low                                                         $   18 1/8     $   21 3/8     $   12 3/4     $   11         $   10 1/2
Close                                                       $   40 11/16   $   24 3/4     $   30         $   13 1/8     $   11 1/4
====================================================================================================================================

(1) - The financial data for the Company has been restated to exclude discontinued operations (Note 3) and includes all acquired companies from their respective dates of acquisition (Note 2).

(2) - Includes an $8.4 million after-tax gain on the sale of discontinued operations in 1996 (Note 3) and an after-tax extraordinary loss of $2.0 million and $534 thousand for 1997 and 1995, respectively (Note 6). Also includes dividends on the Company's outstanding preferred stock through its conversion to common in 1996 (Note 9a) and gains and losses associated with discontinued operations of the Company.

(3) - EBITDA represents operating income plus depreciation and amortization expense and should not be considered in isolation from, or as a substitute for, operating income, net income or cash flows from operating activities computed in accordance with generally accepted accounting principles. While not computed in accordance with generally accepted accounting principles, EBITDA is a widely used measure of a company's performance in its industry because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which may vary significantly depending on accounting methods (particularly where acquisitions are involved). Management of the Company believes that EBITDA is a meaningful measure given the widespread industry acceptance as a basis for financial analysis. Further, certain of the Company's debt agreements include financial covenants that are based upon EBITDA, as defined above. Due to the variety of methods that may be used by companies and analysts to calculate EBITDA, the EBITDA measures presented herein may not be comparable to that presented by other companies.

(4) - During 1997, the Company retired 2,071,000 shares of its common stock. In May 1996, 1,164,276 shares of common stock were issued for the conversion of preferred. In December 1995, the Company sold 4,356,200 shares of common stock (Note 9a).



                      PRIMARK CORPORATION AND SUBSIDIARIES

                       SUPPLEMENTARY FINANCIAL INFORMATION
                                 QUARTERLY DATA



The following quarterly operating results have been restated to exclude discontinued operations (Note 3). The quarterly data includes the operations of acquired businesses from their respective dates of acquisition (Note 2). Quarterly earnings per share may not total for the year as quarterly computations are based on weighted average common and common equivalent shares outstanding during each quarter. The following quarterly common stock prices set forth the intraday high and low market prices per share on the NYSE Composite Tape. As of the close of business on February 28, 1998, there were 8,286 holders of record of the Company's common stock.

(000s) Except Per Share Amounts                                          First            Second             Third            Fourth
------------------------------------------------------------------------------------------------------------------------------------
1997
------------------------------------------------------------------------------------------------------------------------------------
Operating revenues, as reported                                       $225,500          $209,713          $210,561          $103,149
Less discontinued operations                                           130,819           108,781           111,448                --
                                                                      --------          --------          --------          --------
Operating revenues, restated                                          $ 94,681          $100,932          $ 99,113          $103,149
                                                                      --------          --------          --------          --------
Operating income, as reported (1)                                     $ 13,191          $ 10,586          $ 21,405          $ 14,166
Less discontinued operations                                             9,394             8,153             9,817                --
                                                                      --------          --------          --------          --------
Operating income, restated (1)                                        $  3,797          $  2,433          $ 11,588          $ 14,166
                                                                      --------          --------          --------          --------
Income before extraordinary item (1)                                  $  4,115          $  1,034          $  7,603          $  8,918
                                                                      --------          --------          --------          --------
Net income applicable to common stock (1)(2)                          $  2,160          $  1,034          $  7,603          $  8,918
                                                                      --------          --------          --------          --------
Basic earnings per share before extraordinary item (1)                $   0.15          $   0.04          $   0.29          $   0.34
Earnings per share before extraordinary item - diluted (1)            $   0.14          $   0.04          $   0.28          $   0.32
                                                                      --------          --------          --------          --------
Market price per share:
High                                                                   $ 28 1/4          $ 26 5/8         $30 11/16         $ 42
Low                                                                    $ 23 3/8          $ 17 3/8         $25 3/16          $ 26 1/2
------------------------------------------------------------------------------------------------------------------------------------
1996
------------------------------------------------------------------------------------------------------------------------------------
Operating revenues, as reported                                       $179,022          $158,901          $168,143          $ 84,262
Less discontinued operations                                           118,656            95,054            99,555                --
                                                                      --------          --------          --------          --------
Operating revenues, restated                                          $ 60,366          $ 63,847          $ 68,588          $ 84,262
                                                                      --------          --------          --------          --------
Operating income, as reported                                         $ 15,602          $ 14,702          $ 18,391          $  5,933
Less discontinued operations                                             9,533             8,149             9,107                --
                                                                      --------          --------          --------          --------
Operating income, restated                                            $  6,069          $  6,553          $  9,284          $  5,933
                                                                      --------          --------          --------          --------
Income before extraordinary item (3)                                  $  6,400          $  7,517          $ 16,461          $  6,730
                                                                      --------          --------          --------          --------
Net income applicable to common stock (4)                             $  6,041          $  7,517          $ 16,461          $  6,730
                                                                      --------          --------          --------          --------
Basic earnings per share before extraordinary item (4)                $   0.27          $   0.31          $   0.66          $   0.25
Earnings per share before extraordinary item - diluted (4)            $   0.25          $   0.28          $   0.62          $   0.24
                                                                      --------          --------          --------          --------
Market price per share:
High                                                                  $     40          $  38 1/2         $  33 5/8         $ 28 1/2
Low                                                                   $     27          $  30 3/4         $  25 1/8         $ 21 3/8
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes, for the first and second quarter of 1997, restructuring charges of $1,800,000 and $5,000,000, respectively (Note 4).

(2) Includes, for the 1997 first quarter, an after-tax extraordinary loss of $1,955,000 which resulted from the extinguishment of debt (Note 6).

(3) Includes, for the fourth quarter of 1996, a $678,000 benefit recorded for the settlement of seven open tax years at lower than anticipated levels.

(4) Includes dividends on the Company's preferred stock through its conversion to common stock on May 2, 1996 (Note 9a).



                      PRIMARK CORPORATION AND SUBSIDIARIES