Form 10-K405, Exhibit 13
period 1998-12-31
PRIMARK CORP
filed 1999-03-31
CIK 356064

                                                                      EXHIBIT 13

18|Primark Annual Report


CONSOLIDATED STATEMENTS OF INCOME

In Thousands Except Per Share Amounts For Years Ended December 31           1998         1997         1996
-----------------------------------------------------------------      ---------    ---------    ---------

OPERATING REVENUES                                                     $ 434,540    $ 397,875    $ 277,063
-----------------------------------------------------------------      ---------    ---------    ---------
OPERATING EXPENSES
Cost of services                                                         174,825      157,327      104,479
Selling, general and administrative                                      165,884      151,309      111,463
Depreciation                                                              17,221       17,371       12,318
Amortization of goodwill                                                  15,625       15,805       10,616
Amortization of other intangible assets                                   15,969       17,029       10,348
Restructuring charge (Note 4)                                             67,970        6,800           --
-----------------------------------------------------------------      ---------    ---------    ---------
Total operating expenses                                                 457,494      365,641      249,224
-----------------------------------------------------------------      ---------    ---------    ---------
OPERATING INCOME (LOSS)                                                  (22,954)      32,234       27,839
-----------------------------------------------------------------      ---------    ---------    ---------
OTHER INCOME AND (DEDUCTIONS)
Interest expense                                                          (9,491)     (15,986)     (12,468)
Foreign currency gain                                                        263        1,831        1,836
Other                                                                      1,391         (784)       2,741
-----------------------------------------------------------------      ---------    ---------    ---------
Total other income and (deductions)                                       (7,837)     (14,939)      (7,891)
-----------------------------------------------------------------      ---------    ---------    ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES             (30,791)      17,295       19,948
INCOME TAX EXPENSE                                                         2,579       12,441        7,432
-----------------------------------------------------------------      ---------    ---------    ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS                                 (33,370)       4,854       12,516
-----------------------------------------------------------------      ---------    ---------    ---------
DISCONTINUED OPERATIONS
Discontinued operations, net of income tax expense of
$5,614, $12,510 and $14,005, respectively                                  7,927       16,816       16,192
Gain on disposal of discontinued operations, net of income tax
expense of $108,376 and $5,407, respectively                             187,286           --        8,400
-----------------------------------------------------------------      ---------    ---------    ---------
Total Discontinued Operations (Note 3)                                   195,213       16,816       24,592
-----------------------------------------------------------------      ---------    ---------    ---------
INCOME BEFORE EXTRAORDINARY LOSS                                         161,843       21,670       37,108
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT (NOTE 6),
net of income tax benefit of $3,614 in 1998 and $1,379 in 1997            (5,121)      (1,955)          --
-----------------------------------------------------------------      ---------    ---------    ---------
NET INCOME                                                               156,722       19,715       37,108
DIVIDENDS ON PREFERRED STOCK                                                  --           --         (359)
-----------------------------------------------------------------      ---------    ---------    ---------
NET INCOME APPLICABLE TO COMMON STOCK                                  $ 156,722    $  19,715    $  36,749
=================================================================      =========    =========    =========
BASIC EARNINGS (LOSS) PER COMMON SHARE (NOTE 8)
Income (loss) from continuing operations                               $   (1.37)   $    0.18    $    0.49
Discontinued operations                                                     8.03         0.64         0.99
Extraordinary loss                                                         (0.21)       (0.07)          --
-----------------------------------------------------------------      ---------    ---------    ---------
Net income                                                             $    6.45    $    0.75    $    1.48
=================================================================      =========    =========    =========
EARNINGS (LOSS) PER COMMON SHARE - ASSUMING DILUTION (NOTE 8)
Income (loss) from continuing operations                               $   (1.37)   $    0.17    $    0.46
Discontinued operations                                                     8.03         0.61         0.92
Extraordinary loss                                                         (0.21)       (0.07)          --
-----------------------------------------------------------------      ---------    ---------    ---------
Net income                                                             $    6.45    $    0.71    $    1.38
=================================================================      =========    =========    =========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

                                                        19|Primark Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands For Years Ended December 31                                                        1998         1997         1996
--------------------------------------------------------------------------------           ---------    ---------    ---------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                                 $ 156,722    $  19,715    $  37,108
Adjustments to reconcile net income to net cash flows from operating activities:
Discontinued operations                                                                       (7,927)     (16,816)     (16,192)
Gain on sale of subsidiary                                                                  (187,286)          --       (8,400)
Restructuring charge - intangible assets                                                      60,673           --           --
Extraordinary loss on early extinguishment of debt                                             8,735        3,334           --
Cash provided by (contributed to) discontinued operations                                     (6,306)      23,380       13,915
Depreciation and amortization                                                                 48,815       50,205       33,282
Other charges and credits - net                                                              (28,166)     (12,471)      12,442
Changes in operating working capital, excluding the effect of acquisitions:
(Increase) in billed, unbilled and other receivables - net                                   (17,462)      (5,366)     (27,531)
Decrease in other current assets and liabilities                                              26,478        3,717        3,823
Decrease in accounts payable                                                                    (817)      (2,896)      (1,954)
Increase in accrued payroll and benefits                                                       6,719        2,515        3,310
Increase (decrease) in income and other taxes payable - net                                    3,397       (5,506)       5,056
Increase (decrease) in deferred income                                                         9,127       (1,787)      10,848
--------------------------------------------------------------------------------           ---------    ---------    ---------
Net change in operating working capital                                                       27,442       (9,323)      (6,448)
--------------------------------------------------------------------------------           ---------    ---------    ---------
Net cash provided from operating activities                                                   72,702       58,024       65,707
--------------------------------------------------------------------------------           ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term notes payable                                                         919,171      225,304        2,598
Repayment of short-term notes payable                                                       (946,773)    (197,702)      (2,598)
Issuance of long-term debt                                                                   150,000      100,000           --
Repayment of long-term debt                                                                 (332,504)      (5,000)          --
Common stock repurchased and retired                                                        (197,263)     (56,238)          --
Common stock issuance                                                                         12,131       12,235        8,264
Debt issue costs and other                                                                    (2,112)      (3,853)        (711)
Call premium                                                                                  (4,900)          --       (2,804)
--------------------------------------------------------------------------------           ---------    ---------    ---------
Net cash provided from financing activities                                                 (402,250)      74,746        4,749
--------------------------------------------------------------------------------           ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                                         (22,812)     (23,965)     (19,412)
Capitalized software                                                                         (17,587)     (19,971)     (16,916)
Purchase of subsidiaries - net of acquired cash                                              (19,225)     (88,089)     (71,084)
Proceeds from disposal of discontinued operations                                            502,000           --       14,300
Tax paid on disposal of discontinued operations                                              (62,000)          --           --
Other - net                                                                                      171       (4,514)      (8,503)
Cash provided by (contributed to) discontinued operations                                    (12,395)      (7,965)      (4,374)
--------------------------------------------------------------------------------           ---------    ---------    ---------
Net cash used for investing activities                                                       368,152     (144,504)    (105,989)
--------------------------------------------------------------------------------           ---------    ---------    ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                          246         (762)         927
--------------------------------------------------------------------------------           ---------    ---------    ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                          38,850      (12,496)     (34,606)
CASH AND CASH EQUIVALENTS, JANUARY 1                                                          12,780       25,276       59,882
--------------------------------------------------------------------------------           ---------    ---------    ---------
CASH AND CASH EQUIVALENTS, DECEMBER 31                                                     $  51,630    $  12,780    $  25,276
================================================================================           =========    =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - CASH PAID FOR:
Income taxes, including amounts paid for discontinued operations                           $  95,431    $  12,834    $  12,863
Interest                                                                                   $  12,638    $  25,512    $  20,664
================================================================================           =========    =========    =========

The accompanying notes to the consolidated financial statements are an integral part of these statements
 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

20|Primark Annual Report

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In Thousands At December 31                                                                         1998           1997
------------------------------------------------------------------------------------------   -----------    -----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents, at cost (which approximates market value)                         $    51,630    $    12,780
Billed receivables less allowance for doubtful accounts of $3,762 and $2,756, respectively        88,770         70,084
Unbilled and other receivables                                                                    13,203          9,546
Federal and state income tax benefit                                                                  --         21,304
Other current assets                                                                              15,806         24,036
Net assets of discontinued operations                                                              8,900        197,330
------------------------------------------------------------------------------------------   -----------    -----------
Total current assets                                                                             178,309        335,080
------------------------------------------------------------------------------------------   -----------    -----------
INTANGIBLE AND OTHER ASSETS
Goodwill, less accumulated amortization of $81,048 and $41,834,respectively                      526,624        556,737
Capitalized data and other intangible assets, less accumulated amortization of
$29,670 and $20,710, respectively                                                                 38,703         47,512
Capitalized software, less accumulated amortization of $18,578 and $20,162, respectively          37,765         48,645
Other                                                                                              9,797          8,980
------------------------------------------------------------------------------------------   -----------    -----------
Total intangible and other assets                                                                612,889        661,874
------------------------------------------------------------------------------------------   -----------    -----------
PROPERTY, PLANT AND EQUIPMENT, AT COST
Computer equipment                                                                                79,837         63,773
Leasehold improvements                                                                            19,267         17,647
Other                                                                                             10,901          9,186
------------------------------------------------------------------------------------------   -----------    -----------
                                                                                                 110,005         90,606
Less - Accumulated depreciation                                                                  (58,649)       (43,751)
------------------------------------------------------------------------------------------   -----------    -----------
Net property, plant and equipment                                                                 51,356         46,855
------------------------------------------------------------------------------------------   -----------    -----------
Total assets                                                                                 $   842,554    $ 1,043,809
==========================================================================================   ===========    ===========
LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                                                                $        --    $    27,602
ICV Purchase Notes                                                                                 6,750             --
Accounts payable                                                                                  12,059         14,125
Accrued employee payroll and benefits                                                             31,924         24,585
Taxes payable                                                                                     41,318         10,717
Deferred income                                                                                   80,004         69,931
Current portion of long-term debt, including capital lease obligations                               640         11,301
Other accrued expenses                                                                            53,441         43,814
------------------------------------------------------------------------------------------   -----------    -----------
Total current liabilities                                                                        226,136        202,075
------------------------------------------------------------------------------------------   -----------    -----------
LONG-TERM DEBT AND OTHER LIABILITIES
Long-term debt, including capital lease obligations                                              151,489        331,260
Deferred income taxes                                                                              9,599         21,133
Other                                                                                             15,152         18,370
------------------------------------------------------------------------------------------   -----------    -----------
Total long-term debt and other liabilities                                                       176,240        370,763
------------------------------------------------------------------------------------------   -----------    -----------
Total liabilities                                                                                402,376        572,838
------------------------------------------------------------------------------------------   -----------    -----------
COMMITMENTS AND CONTINGENCIES (NOTE 13)
------------------------------------------------------------------------------------------   -----------    -----------
COMMON SHAREHOLDERS' EQUITY
Common stock and additional paid-in-capital                                                       90,239        275,370
Retained earnings                                                                                355,380        198,658
Accumulated other comprehensive income                                                            (5,441)        (3,057)
------------------------------------------------------------------------------------------   -----------    -----------
Total common shareholders' equity                                                                440,178        470,971
------------------------------------------------------------------------------------------   -----------    -----------
Total liabilities and common shareholders' equity                                            $   842,554    $ 1,043,809
==========================================================================================   ===========    ===========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

                                                        21|Primark Annual Report

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY


In Thousands For Years Ended December 31                                      1998         1997         1996
----------------------------------------------------------------         ---------    ---------    ---------
COMMON STOCK, without par value - authorized 100,000,000 shares, issued 21,251,455; 26,800,399 and 27,067,951 shares,
respectively, at $0.02 stated value
Balance - beginning of year                                              $     536    $     541    $     489
Issued for employee stock purchase and option plans                             11           36            2
Retirement of common stock                                                    (122)         (41)          --
Purchase of subsidiary                                                          --           --           44
Conversion of preferred stock to common                                         --           --            6
----------------------------------------------------------------         ---------    ---------    ---------
Balance - end of year                                                          425          536          541
----------------------------------------------------------------         ---------    ---------    ---------
ADDITIONAL PAID-IN CAPITAL
Balance - beginning of year                                                274,834      296,005      226,005
Tax benefit relating to stock option plans                                   2,837       22,827        3,218
Issued for employee stock purchase and option plans                          9,284       12,198        1,557
Retirement of common stock                                                (197,141)     (56,196)          --
Purchase of subsidiary                                                          --           --       59,906
Conversion of preferred stock to common - net of costs                          --           --        4,738
Gain on treasury shares                                                         --           --          581
----------------------------------------------------------------         ---------    ---------    ---------
Balance - end of year                                                       89,814      274,834      296,005
----------------------------------------------------------------         ---------    ---------    ---------
RETAINED EARNINGS
Balance - beginning of year                                                198,658      178,943      141,846
Net income                                                                 156,722       19,715       37,108
Dividends on preferred stock                                                    --           --         (359)
Change in year-end of subsidiaries                                              --           --          348
----------------------------------------------------------------         ---------    ---------    ---------
Balance - end of year                                                      355,380      198,658      178,943
----------------------------------------------------------------         ---------    ---------    ---------
TREASURY STOCK
Balance - beginning of year                                                     --           --      (14,814)
Conversion of preferred stock to common                                         --           --       10,878
Reissued for stock purchase and option plans                                    --           --        3,936
----------------------------------------------------------------         ---------    ---------    ---------
Balance - end of year                                                           --           --           --
----------------------------------------------------------------         ---------    ---------    ---------
UNEARNED COMPENSATION
Balance - beginning of year                                                     --           --         (709)
Amortization of unearned compensation                                           --           --          709
----------------------------------------------------------------         ---------    ---------    ---------
Balance - end of year                                                           --           --           --
----------------------------------------------------------------         ---------    ---------    ---------
CUMULATIVE FOREIGN CURRENCY TRANSLATION ADJUSTMENT
Balance - beginning of year                                                 (3,057)         341        1,245
Translation adjustment                                                       1,658       (5,221)      (1,378)
Income tax benefit (expense) on adjustment                                    (576)       1,823          474
----------------------------------------------------------------         ---------    ---------    ---------
Balance - end of year                                                       (1,975)      (3,057)         341
----------------------------------------------------------------         ---------    ---------    ---------
ADDITIONAL MINIMUM PENSION LIABILITY
Balance - beginning of year                                                     --           --           --
Additional minimum pension liability                                        (3,466)          --           --
----------------------------------------------------------------         ---------    ---------    ---------
Balance - end of year                                                       (3,466)          --           --
----------------------------------------------------------------         ---------    ---------    ---------
TOTAL COMMON SHAREHOLDERS' EQUITY                                        $ 440,178    $ 470,971    $ 475,830
================================================================         =========    =========    =========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

22|Primark Annual Report

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In Thousands For Years Ended December 31               1998         1997         1996
----------------------------------------          ---------    ---------    ---------
Net income                                        $ 156,722    $  19,715    $  36,749
Cumulative translation adjustment                 $   1,082    $  (3,398)   $    (904)
Additional minimum pension liability              $  (3,466)   $      --    $      --
----------------------------------------          ---------    ---------    ---------
COMPREHENSIVE INCOME                              $ 154,338    $  16,317    $  35,845
========================================          =========    =========    =========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Certain reclassifications have been made to prior years' statements to conform to the 1998 presentation.

C.   FOREIGN CURRENCY TRANSLATION

The functional currency for most of the Company's foreign operations is the applicable local currency. Foreign currency accounts are translated into US dollars using current exchange rates in effect at the balance sheet date for assets and liabilities, and weighted average monthly exchange rates during the period for revenues and expenses. Adjustments resulting from translating foreign functional currency financial statements into US dollars are reported as accumulated other comprehensive income (loss). Gains and losses resulting from transactions and certain balance sheet accounts denominated in currencies other than the applicable functional currency are included in income. The net effect of changes in cash are separately identified in the consolidated statements of cash flows.

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

E.   REVENUE RECOGNITION

Revenue derived from subscription contracts is generally billed in advance of services provided. Amounts billed in advance are recorded as deferred income and recognized ratably over the periods in which services are performed. Revenue derived from consulting services is recognized based upon time and out-of-pocket expense or by percentage of completion, depending on the contract terms.

 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

                                                        23|Primark Annual Report
NOTES CONTINUED

F.   CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less.

G.   GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired and is amortized on a straight line basis over estimated useful lives from 5 to 40 years. The Company regularly evaluates the net carrying value of all long-lived assets, including intangibles and goodwill, for recoverability based upon the undiscounted future cash flows associated with these assets.

H.   CAPITALIZED SOFTWARE

Effective January 1, 1998, the Company adopted the provisions of the AICPA SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Adoption of this pronouncement did not have a material effect on the reported results of operations or financial position. Costs related to the conceptual formulation and design of software developed for internal use are expensed as incurred. Costs to support or service software are expensed as incurred.

I.   CAPITALIZED DATA AND OTHER INTANGIBLES

Costs incurred to maintain the Company's database assets are expensed as incurred. Costs associated with the purchase of historical data not currently part of the Company's database assets, as well as the cost of developing the history for new database content, are capitalized. Other intangible assets and liabilities consist of non-compete covenants, trademarks and unfavorable lease commitments. Data and other intangibles are amortized on a straight line basis over periods ranging from 3 to 20 years.

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

L.   ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The impact of recording stock-based compensation under a method prescribed by FASB No. 123 is disclosed in Note 10.

M.   REPORTING COMPREHENSIVE INCOME

Effective January 1, 1998, the Company adopted the provisions of FASB SFAS No. 130, "Reporting Comprehensive Income." This standard requires companies to report and display comprehensive income and its components in a full set of general-purpose financial statements. A consolidated statement of comprehensive income has been prepared to reflect the implementation of this statement.

N.   DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND
     RELATED INFORMATION

Effective January 1, 1998, the Company adopted the provisions of FASB SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The standard requires the reporting of certain information about operating segments including the basis for the presentation, geographic information and segment profit or loss. The disclosures relating to this SFAS are included in Note 12.

O.   DISCLOSURES ABOUT PENSIONS AND OTHER POST-RETIREMENT BENEFITS

Effective January 1, 1998, the Company adopted the provisions of FASB SFAS No. 132, "Employers Disclosures about Pensions and other Post-Retirement Benefits." This statement standardizes the disclosure requirements for pensions and other post-retirement benefits. The disclosures relating to this SFAS are included in
Note 10.

P.   NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 1999. The standard requires that all companies record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company will adopt this statement during fiscal 1999 and is currently assessing the impact the statement will have on the financial statements.


 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

24|Primark Annual Report


NOTES CONTINUED

2.   ACQUISITIONS

During the three years ending December 31, 1998, the Company made the acquisitions set forth below, each of which has been accounted for as a purchase. Accordingly, the purchase price has been allocated to the identifiable net assets acquired. The excess of the purchase price over the net identifiable assets acquired has been allocated to goodwill and is amortized on a straight line basis. Future adjustments to the total purchase price allocation, if any, are not expected to materially affect the Company's financial statements. The consolidated financial statements include the operating results of each business from the date of acquisition.

A.   FISCAL 1998

During 1998, the Company acquired four companies for an aggregate purchase price of approximately $8,800,000. Goodwill associated with these acquisitions of approximately $3,450,000 is being amortized over five years. The companies acquired supplement and enhance existing product offerings and capabilities. Due to the relative size of the acquisitions made in 1998, no pro forma information is required for 1998.

B.   FISCAL 1997

Summary of Acquisition Costs (000s)                   WEFA       Baseline
----------------------------------------          --------       --------
Cash                                              $ 45,000       $ 40,963
Acquisition Fees                                       204            233
----------------------------------------          --------       --------
Total Consideration                               $ 45,204       $ 41,196
Acquired Cash                                         (308)            (2)
----------------------------------------          --------       --------
Consideration Paid                                $ 44,896       $ 41,194
----------------------------------------          --------       --------
Excess of Purchase Price over Fair Value          $ 44,979       $ 39,431
========================================          ========       ========

WEFA

On February 7, 1997, the Company acquired all of the outstanding stock of WEFA Holdings, Inc. ("WEFA") for $45,000,000 in cash. Headquartered in Pennsylvania, WEFA is an international provider of value added economic information and consulting services to Fortune 500 companies, governments, universities and financial institutions.

Baseline

On January 6, 1997, the Company purchased all of the outstanding stock of Baseline Financial Services, Inc. ("Baseline") for $40,963,000 in cash. Baseline provides institutional investors with visual valuation graphics of financial market information.

C.   FISCAL 1996

Summary of Acquisition Costs                                            The Yankee
(000s)                                               ICV   Worldscope        Group      DAFSA
----------------------------------------       ---------   ----------   ----------    -------
Cash                                           $  40,316      $ 5,000     $ 48,442    $ 9,000
Stock Issued                                      59,950           --           --         --
Note Issued                                        8,250           --           --         --
Receivable Forgiven                                   --        3,889           --         --
Acquisition Fees                                   3,765          237          119        199
----------------------------------------       ---------      -------     --------    -------
Total Consideration                            $ 112,281      $ 9,126     $ 48,561    $ 9,199
Acquired Cash                                    (16,309)        (353)      (1,600)        --
Purchase Price Adjustment                             --           --           --     (1,316)
----------------------------------------       ---------      -------     --------    -------
Consideration Paid                             $  95,972      $ 8,773     $ 46,961    $ 7,883
----------------------------------------       ---------      -------     --------    -------
Excess of Purchase Price over Fair Value       $ 112,348      $ 3,926     $ 45,025    $ 7,229
========================================       =========      =======     ========    =======

ICV

On October 24, 1996, the Company acquired all the outstanding stock of ICV Limited. The purchase price, excluding fees, consisted of $24,007,000 in net cash, 2,200,000 shares of Primark common stock at a $27.25 market value and $8,250,000 in six year notes (the "ICV Notes"), issued by the Company to the sellers (Note 6). ICV supplies a variety of real-time data and news products to equity traders and investors in London and throughout the United Kingdom. In accordance with the terms of the purchase agreement, the Company registered the 2,200,000 shares of its common stock in 1998.


 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

                                                        25|Primark Annual Report

NOTES CONTINUED

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

The Yankee Group

On August 9, 1996, the Company acquired all the outstanding stock of Yankee Group Research, Inc. (the "Yankee Group"), pursuant to the terms of a stock purchase agreement by and between the Company and the shareholders of the Yankee Group. The purchase price included cash payments of $48,442,000 ($10,442,000 was paid in October of 1998) and a future contingent payment between $0 and $3,500,000 to the former Yankee shareholders based upon future operating results. Future contingent payments, if any, are due in the year 2000 and will be recorded to goodwill when incurred. The Yankee Group provides market research on telecommunications and computer systems.

DAFSA

On June 18, 1996, Datastream International (France) SA acquired all of the outstanding stock of Groupe DAFSA ("DAFSA"), for $7,883,000 in cash, net of purchase price adjustments. DAFSA supplies studies of major sectors of the French economy such as banking and aerospace to investors. All goodwill associated with the DAFSA acquisition has been written off as part of the restructuring charge taken on June 30, 1998.

3.   DISCONTINUED OPERATIONS AND DISPOSITIONS

A.   DISCONTINUED OPERATIONS

The accompanying consolidated financial statements reflect the operating results of three discontinued operations separately from the Company's continuing operations for all periods presented. Consolidated interest expense has been allocated to discontinued operations based upon their ratio of net assets to total consolidated net assets. Net assets of discontinued operations represent the net book value of the Company's investment and consist principally of working capital, fixed assets and other non-current assets and liabilities.

Discontinued Operations (000s)          1998        1997         1996
------------------------------     ---------   ---------    ---------
Income/(loss):
TASC                               $   3,735   $  17,086    $  13,028
TIMCO                                  4,192        (270)       2,411
PSLC                                      --          --          753
------------------------------     ---------   ---------    ---------
Total                              $   7,927   $  16,816    $  16,192
------------------------------     ---------   ---------    ---------
Gain on disposal:
TASC                               $ 171,115   $      --    $      --
TIMCO                                 16,171          --           --
PSLC                                      --          --        8,400
------------------------------     ---------   ---------    ---------
Total                              $ 187,286   $      --    $   8,400
------------------------------     ---------   ---------    ---------
Net assets:
TASC                               $   8,900   $ 155,376    $ 152,505
TIMCO                                     --      41,954       39,930
------------------------------     ---------   ---------    ---------
Total                              $   8,900   $ 197,330    $ 192,435
==============================     =========   =========    =========

 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

26|Primark Annual Report

NOTES CONTINUED

TASC

On April 1, 1998, the Company completed the sale of TASC and its affiliated weather information companies to Litton Industries for $432,000,000 in cash plus an equity adjustment of $8,900,000. The equity adjustment was originally estimated at $11,500,000. This amount was disputed by Litton Industries and subsequently settled in the fourth quarter for $8,900,000.

The Company recorded a gain on the sale of $171,115,000 which includes the $8,900,000 closing adjustment, transaction costs of $6,137,000, taxes of $99,856,000 and the net book value of TASC's assets. The cash, net of all transaction costs and taxes, received by the Company from the foregoing sale was approximately $334,907,000; $8,900,000 of which was received in January of 1999.

TIMCO

On September 22, 1998, the Company completed the sale of all of the outstanding common stock of its heavy aircraft maintenance unit, the Triad International Maintenance Corporation ("TIMCO"), to Aviation Sales Maintenance, Repair & Overhaul Company ("AVS"), a division of Aviation Sales Company. The transaction was executed in accordance with a Stock Purchase Agreement dated August 10, 1998 for a cash purchase price of $70,000,000 and resulted in a gain of $16,171,000. Pursuant to the Stock Purchase Agreement, a working capital adjustment of $1,300,000 was based upon TIMCO's closing balance sheet as of September 22, 1998, and was received in November, 1998.

PSLC

On September 30, 1996, the Company sold all of the outstanding stock of Primark Storage Leasing Corporation ("PSLC") for $14,300,000 in cash. The disposal of PSLC resulted in an after tax gain of approximately $8,400,000 and eliminated $28,700,000 of non-recourse debt from the Company's balance sheet. The purchaser has agreed to indemnify the Company from and against all expenses and liabilities that Primark may incur with respect to any adverse environmental condition relating to PSLC's natural gas storage fields.

4.   RESTRUCTURING AND INTEGRATION CHARGES

A.   REORGANIZATION

Effective June 1, 1998, the Company was reorganized in order to focus solely on its information services businesses. In connection with this reorganization, the Company recorded in June $68,700,000 in operating expenses for direct and other reorganization related costs. In addition, an extraordinary loss of $8,735,000 ($5,121,000 after tax) was recorded in connection with the early extinguishment of debt.

The restructuring charge included the write-off of intangible assets for (i) $25,000,000 of previously capitalized software related to the planned integration of several product offerings on common software platforms, (ii) $1,500,000 of data that has been determined to be duplicative and will not be used as a result of the software platform integration, (iii) write-off of $23,900,000 of goodwill associated with software and data, which was established as part of purchase accounting, (iv) write-off of $7,200,000 of goodwill related to DAFSA, and (v) write-off of $3,100,000 of a trademark no longer used in the restructured organization. The level of impairment as well as the fair value of liabilities accrued has been determined based upon the discounted value of estimated future cash flows.

An additional $8,027,000 of the charge relates primarily to the integration of domestic and international sales offices and efficiencies gained from technological advancements that will result in the phased reduction of approximately 61 employees. In December of 1998, $707,000 of restructuring accruals was reversed into income for a lease which was bought out by a third party at terms more favorable than what was originally estimated. As of December 31, 1998, the Company has 52 employees still to be terminated under the restructuring program.

These employees work in management, sales and administrative support. Details of the unutilized restructuring and integration costs as of December 31, 1998 are as follows:

                                     1998    Utilized       Dec. 31, 1998
(000s)                          Provision     to Date             Accrual
------------------------        ---------    --------       -------------
Abandonment of leased
facilities, including
leasehold improvements             $5,156      $  883              $4,273

Salaries and termination
benefits                            2,871       1,890                 981
------------------------           ------      ------              ------
Total                              $8,027      $2,773              $5,254
========================           ======      ======              ======


The restructuring accrual is recorded in other current liabilities. The liability for leasehold improvements and employee severance costs will be utilized by June 30 of 1999. The liability associated with abandoned lease space will be amortized over the life of the lease starting on the date of abandonment.

B.   DISCLOSURE

During the first quarter of 1997, the Company recorded a $1,800,000 charge at Disclosure to take advantage of new information technology, reorganization of Disclosure's document business and other actions aimed at reducing costs and enhancing efficiency. The restructuring provision included estimated costs for employee severance and other benefits of $981,200, asset write-downs of $713,600 and idle facility related costs of $105,200. As part of the restructuring, 114 employees were terminated. The spending for these accrued restructuring costs was completed in June 1997.


 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

27|Primark Annual Report

NOTES CONTINUED

C.  DAFSA

During the second quarter of 1997, the Company recorded a restructuring charge of $5,000,000 related to the integration and downsizing of operations at DAFSA. Due to DAFSA's unprofitable condition, tax benefits associated with losses incurred during 1997, including the restructuring charge, were not recognized.

When the Company acquired DAFSA in June of 1996, approximately $1,500,000 of integration costs were recorded in determining the purchase accounting. The subsequent restructuring charge is the result of a plan to further integrate DAFSA's personnel, space and products with those of the Company's other subsidiaries. The $6,500,000 total restructuring provision was completed in early 1997 and included approximately $1,700,000 of costs for exiting a line of business; the future rent cost of abandoned space of $1,000,000; employee severance and other benefits of $1,400,000; asset write-downs of $1,200,000; and legal, professional and other related costs of $1,200,000. The accrual for abandoned space will be utilized over the remaining life of the lease.

5.   Leases

The Company leases a variety of assets principally under non-cancelable operating lease agreements, including office facilities, real property, and computer and office equipment. These leases expire at various dates through 2014. Total rent expense for all operating leases was $16,658,000, $15,105,000 and $11,563,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Future minimum lease commitments (000s)   Capital    Operating
---------------------------------------   -------    ---------
1999                                       $1,508     $ 16,327
2000                                          517       16,563
2001                                          242       15,878
2002                                           --       14,180
2003                                           --       13,438
Thereafter                                     --       37,509
---------------------------------------    ------     --------
Total minimum lease payments                2,267     $113,895
                                                      ========
Amounts representing interest and other      (138)
---------------------------------------    ------
Present value of net minimum payments       2,129
Current portion                              (640)
---------------------------------------    ------
Long-term obligations                      $1,489
=======================================    ======

6.   Short-Term and Long Term Debt

On December 16, 1998, the Company issued $150,000,000 of 9.25% Senior Subordinated Notes (the "Subordinated Notes") due 2008. The Subordinated Notes are carried at their principal amount due at maturity. Interest only is due on the Subordinated Notes and is payable semi- annually on June 15 and December 15. The Subordinated Notes are unsecured obligations of the Company, contain no mandatory sinking fund or redemption requirements, and are redeemable in whole or in part at the option of the Company at redemption prices ranging from 104.625% to 100.00% in 2003 and thereafter, plus accrued interest. In addition, prior to December 15, 2001, the Company may redeem up to 35% of the principal amount of the Subordinated Notes with the net cash proceeds of one or more sales by the Company of its capital stock at a redemption price of 109.250% plus accrued interest. This redemption may occur provided that at least 65% of the aggregate principal amount of the Subordinated Notes originally issued remains outstanding after each such redemption. The Subordinated Notes are subject to various restrictive covenants. The Company is restricted from paying cash dividends on its common stock, repurchasing its common stock or making certain other payments which in the aggregate exceed the sum of: (i) $25,000,000; (ii) 50% of the Company's consolidated net income (cumulative from October 1, 1998);
(iii)100% of the net proceeds received from sales of the Company's common stock for cash; plus (iv) 100% of the net reduction in investments resulting from payments of interest, dividends or repayments of debt to the Company, or from the net cash proceeds from the sale of any such investments. The Company used a portion of the net proceeds: (i) to repay outstanding borrowings under the Credit Facility, (ii) to repurchase stock and (iii) for other general corporate purposes. The Company incurred costs of $4,400,000 in conjunction with the arrangement, which will be amortized over the term of the debt.

On April 1, 1998, the Company amended the terms of its revolving credit facility and term loan agreement. Under the terms of the revised agreement, which became effective April 1, 1998, the Company used the proceeds from the sale of TASC to (i) prepay all amounts outstanding on the Company's $112,000,000 senior callable bonds, including a 4.375% premium aggregating $4,900,000, (ii) prepay $220,000,000 of the Company's outstanding term loan together with accrued interest thereon, and (iii) prepay approximately $500,000 of the Company's other indebtedness.


 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

28|Primark Annual Report

NOTES CONTINUED

As a result of the prepayment of debt and amended terms of the revolving credit facility, the Company wrote off the associated deferred financing costs of $3,835,000. This cost, plus the call premium of $4,900,000 resulted in an extraordinary loss of $8,735,000 or $5,121,000 on an after tax basis for the year ended December 31, 1998.

In conjunction with the above, the Company replaced its outstanding $75,000,000 credit facility with a $225,000,000 revolving credit facility (the "Credit Facility") which expires in 2002. Interest on the borrowings under the new revolving credit facility is payable at rates ranging from 0.375% to 1.00% above the current prevailing LIBOR rate of interest.

On February 7, 1997, the Company entered into a refinancing agreement to replace funds expended for acquisitions, resulting in an extraordinary after tax loss of $1,955,000.

On October 24, 1996, the Company entered into five loan agreements totaling $8,250,000 in connection with the purchase of ICV (Note 2c). The ICV Purchase Notes are currently callable by the owners and will be paid by Primark no later than October 24, 2002. Interest on the ICV Purchase Notes is payable quarterly at the current prevailing LIBOR rate. In November 1997 and April 1998, the Company paid $500,000 and $1,000,000 respectively, of the ICV Purchase Notes. Standby letters of credit totaling $8,382,000 were issued to provide credit enhancement for the payment of the Notes.The standby letters of credit are secured by a Note Backup Agreement dated February 7, 1997, both of which expire on November 8, 2002. Under the Note Backup Agreement, Primark is required to reimburse the bank on demand in the case of a draw under any letter of credit. Prior to an amendment to the Note Backup Agreement in 1998, Primark was required to reimburse the bank on October 16, 2000. Letter of Credit fees are based upon performance pricing and are payable quarterly at rates ranging from 0.625% to 1.25% per annum on the average daily unused portion of the facility.

A.   SHORT-TERM DEBT

Short-term bank borrowings (000s)           1998          1997         1996
-----------------------------------     --------      -------      -------

Outstanding borrowings at
December 31                             $     --      $27,602      $    --

Available for borrowings at
December 31                             $225,000      $47,398      $74,650

Weighted average effective interest
rate on average bank borrowings             6.62%        7.74%         8.3%

Aggregate borrowings:

Maximum outstanding                     $143,716      $32,695      $ 1,871

Average outstanding                     $ 53,300      $ 5,115      $    17

ICV Notes                               $  6,750      $    --      $    --
===================================     ========      =======      =======

The Credit Facility expires in 2002 and bears interest on outstanding borrowings based upon performance pricing which results in rates ranging from 0.375% to 1.00% above the current prevailing LIBOR rate.

B.  LONG-TERM DEBT

The Company's outstanding long-term debt, including capital lease obligations, is shown below.

Long-term debt December 31 (000s)                     1998           1997
--------------------------------------------     ---------      ---------

Primark 9.25% Senior Notes
due 2008                                         $ 150,000      $      --
Primark 8.75% Senior Notes                              --        111,455
Primark bank Term Loan                                  --        220,000
ICV Purchase Notes due 2002                             --          7,750
Capital lease obligations                            2,129          3,356
--------------------------------------------     ---------      ---------
Total debt and capital lease obligations           152,129        342,561
Less current maturities                               (640)       (11,301)
--------------------------------------------     ---------      ---------
Long-term debt and capital lease obligations     $ 151,489      $ 331,260
============================================     =========      =========

7.   FINANCIAL INSTRUMENTS

A.   FOREIGN EXCHANGE RISK MANAGEMENT

The Company enters into forward exchange and currency option contracts to reduce the exposure of foreign currency fluctuations associated with certain firm commitments and anticipated cash flows. The Company's principal strategy is to protect the net cash flow from foreign customers' contracts. As these contracts are typically under two years in length, most of the derivative financial instruments are similarly two years or less in duration. The Company principally enters into contracts to deliver foreign currencies for US dollars at agreed-upon exchange rates.


 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

                                                        29|Primark Annual Report

NOTES CONTINUED

Other contracts include the purchase of British pounds and Irish punts for US dollars. Counterparties to these agreements are major international financial institutions. The tables below illustrate the US dollar equivalent of foreign exchange contracts at December 31, 1998 and 1997 along with unrecorded gross unrealized gains and losses.

December 31 (000s)                            1998
---------------------------    ----------------------------------
                                               Gross        Gross
                                          Unrealized   Unrealized
                               Notional        Gains       Losses
                                 Amount     Deferred     Deferred
---------------------------    --------   ----------   ----------

FORWARD EXCHANGE CONTRACTS:
Japanese Yen                    $ 3,363      $    --      $  (291)
US Dollars/Irish Punt              (112)          --           --
Swedish Krona                       724                        6_
Other                                88           21          (11)
                                $ 4,063      $    27      $  (302)
---------------------------     -------      -------      -------
Option Contracts Purchased:
Swedish Krona                   $ 1,591      $    --      $    (3)
                                $ 1,591      $    --      $    (3)
===========================     =======      =======      =======

December 31 (000s)                                        1997
----------------------------                ------------------------------------
                                                             Gross         Gross
                                                        Unrealized    Unrealized
                                            Notional         Gains        Losses
                                              Amount      Deferred      Deferred
----------------------------                --------    ----------    ----------
Forward Exchange Contracts:
Japanese Yen                                 $ 2,684          $ 57          $(19)
US Dollars/UK Pound Sterling                   5,087            --            --
US Dollars/Irish Punt                          5,895            --            --
Deutsche Mark                                    518            --            --
Swiss Franc                                    1,061            15            --
French Franc                                     172             3            --
Swedish Krona                                  3,588            54           (21)
Other                                          3,264           254            (9)
----------------------------                 -------          ----          ----
                                             $22,269          $383          $(49)
============================                 =======          ====          ====
Option Contracts Purchased:
Japanese Yen                                 $ 2,903          $193          $ --
US Dollars/UK Pound Sterling                  10,665            56           (63)
Deutsche Mark                                  5,562            22           (16)
Swiss Franc                                    1,563            14            --
Other                                          2,048           105            (2)
----------------------------                 -------          ----          ----
                                             $22,741          $390          $(81)
============================                 =======          ====          ====
Option Contracts Sold:
Japanese Yen                                 $ 1,495          $  3          $ --
US Dollars/UK Pound Sterling                   3,520            --           (28)
Deutsche Mark                                  2,781            12            --
Swiss Franc                                      735             1            --
----------------------------                 -------          ----          ----
                                             $ 8,531          $ 16          $(28)
============================                 =======          ====          ====

B.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying and estimated fair values of certain of the Company's financial instruments are shown below.

                              Carrying Value           Estimated Fair Value
December 31 (000s)           1998          1997          1998           1997
-------------------     -----------------------     ------------------------
Forwards                $     192     $     753     $     (83)     $   1,087
Options                 $      14     $     195     $      11      $     492
Interest rate swaps     $      --     $      --     $      --      $     (23)
8.75% Senior Notes      $      --     $ 111,455     $      --      $ 115,220
9.25% Senior Notes      $ 150,000     $      --     $ 150,000      $      --
===================     =========     =========     =========      =========

Estimated fair values of these financial instruments were based upon quotations obtained from investment and commercial bankers using comparable securities. The fair values of currency forward contracts and currency options were estimated based on quoted market prices of contracts with similar terms. Other financial instruments have been excluded as their carrying value approximates their market value.

8.   Earnings Per Share

Basic EPS is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

Options to purchase 785,000 and 227,000 shares of common stock were outstanding for the years ended 1997 and 1996, respectively, but were excluded in the computation of diluted EPS because the options' exercise price was greater than the average market price of common shares. The conversion of preferred stock outstanding during the first quarter of 1996 was excluded from the computation of diluted EPS as its effect was anti-dilutive. Because 1998 reflected a loss from continuing operations,


 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

30|Primark Annual Report

NOTES CONTINUED

all 2,088,045 options outstanding were excluded. The 1998 options include 1,169,103 which had exercise prices below market. A reconciliation of the numerators and denominators of the basic and diluted EPS computations for income from continuing operations is shown below.

SFAS No. 128, "Earnings Per Share," provides that if there is a loss from continuing operations, a company should not include options and other potential common shares in the denominator of a dilutive per share computation, even if including those potential common shares in other dilutive per share computations may be dilutive to their comparable basic per share amounts. Therefore, in 1998, Earnings Per Share excludes the dilutive effect of options.

(000s except per share)               Income            Shares       Earnings
December 31, 1998                 (Numerator)     (Denominator)     per Share
-------------------------------   -----------     -------------     ---------

BASIC EPS:
Income available to common
shareholders from
continuing operations               $(33,370)           24,302         $(1.37)

EFFECT OF DILUTIVE OPTIONS                --                --             --
                                    --------            ------         ------
DILUTED EPS:
Income available to common
shareholders from
continuing operations               $(33,370)           24,302         $(1.37)

December 31, 1997
-------------------------------     ---------           ------         ------
BASIC EPS:
Income available to common
shareholders from
continuing operations               $  4,854            26,348         $ 0.18

EFFECT OF DILUTIVE OPTIONS                --             1,596             --
                                    --------            ------         ------
DILUTED EPS:
Income available to common
shareholders from
continuing operations               $  4,854            27,944         $ 0.17
December 31, 1996
-------------------------------     ---------           ------         ------
BASIC EPS:
Income from continuing
operations                          $ 12,516                --             --
Less: preferred stock dividends         (359)               --             --
                                    --------            ------         ------
Income available to common
shareholders from
continuing operations               $ 12,157            24,813         $ 0.49

EFFECT OF DILUTIVE OPTIONS                --             1,758             --
                                    --------            ------         ------
DILUTED EPS:
Income available to common
shareholders from
continuing operations               $ 12,157            26,571         $ 0.46
===============================     ========            ======         ======

9.   SHAREHOLDERS' EQUITY

A.   COMMON STOCK

On May 20, 1998, the Company announced a "Dutch Auction" self-tender offer, which expired on June 17, 1998. The Company purchased 4,540,000 shares at $34 per share under this arrangement. Total cost of these shares was $154,987,000, including legal and accounting fees. In addition, on July 3, 1998, the Company implemented an open market purchase program to buy up to 2,000,000 shares of its common stock from time to time, depending on market conditions. During 1998, the Company purchased a total of 6,108,500 shares at a total cost of $197,263,000, representing approximately 22.8% of its total outstanding common stock. The Company issued approximately 560,000 shares of common stock during 1998, in connection with its stock option and employee stock purchase plan. The Board of Directors has approved an expansion of the open market purchase program by an additional 2,000,000 shares. As of December 31, 1998, the Company had authority to buy back up to 2,431,500 shares of its common stock. However, the Company is limited to approximately $52,700,000 of additional repurchases under its existing bank covenants.

On May 28, 1997, the shareholders of the Company approved a resolution that amended the Company's Articles of Incorporation to increase the number of authorized shares of common stock from 65,000,000 to 100,000,000.

In December of 1997, the Company received 722,000 shares of its common stock to satisfy the exercise price of stock options and payment of withholding taxes due on option exercises totaling $29,604,000. The Company drew on its revolving credit facility to satisfy the withholding tax payment. In connection with these option exercises, Primark received a tax deduction related to the option exercises which resulted in a $25,000,000 refund and reduction in taxes paid.



 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

                                                        31|Primark Annual Report

NOTES CONTINUED

In April 1997, the Company's Board of Directors authorized the repurchase of up to 2,200,000 shares of the Company's common stock from time to time through open market and/or privately negotiated transactions. During the second quarter of 1997, the Company repurchased 1,349,000 shares of its outstanding common stock in the open market at a total cost of $26,633,000. Additional purchases under this authorization have been superceded by the 1998 Board of Directors Stock Purchase authorizations.

On October 24, 1996, the Company issued 2,200,000 shares of its common stock as part of the purchase price for ICV Limited (Note 2c).

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

B.   RIGHTS AGREEMENT

The Company's Rights Agreement (the "Rights Agreement") is designed to deter coercive or unfair takeover tactics, and to prevent a buyer from gaining control of the Company without offering a fair price to all of its shareholders. The Rights Agreement generally becomes effective when a potential acquirer beneficially owns 15% or more of the outstanding shares of Primark's common stock. Each Right represents the right to purchase one share of Common Stock of the Company at a price per share of $138.00, subject to adjustment. The Rights, which do not have voting privileges, are redeemable under certain circumstances at $0.01 per Right and will expire on January 25, 2008, unless previously redeemed. At December 31, 1998, common stock reserved for issuance under the Rights Agreement was 21,251,455 shares.


10.  RETIREMENT AND BENEFIT PLANS

A.   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

The Primark Corporation Savings and Stock Ownership Plan was amended and revised effective January 1, 1997 ("ESSOP") to provide for 401(K) contributions, employer matching contributions and certain other changes.

Under the 401(K) provisions of the ESSOP, the Company matches 50% of an employee's contribution up to a maximum of 3% of each participant's compensation. Participating employees' future benefits are based on their vested portion of contributions, plus their pro rata share of subsequent fund investment gains or losses. Under the 401(K) provisions, the Company contributed $1,427,000 in 1998 and $1,629,000 during 1997. The Company made no contributions during 1996.

B.   FOREIGN PLANS

Substantially all employees in foreign countries who are not US citizens are covered by various retirement benefit arrangements, some of which are considered to be defined benefit pension plans for accounting purposes. Benefits are based primarily on years of service and employees' salaries near retirement. In general, plans are funded based upon legal requirements, tax considerations, local practices and investment opportunities. Plan assets are generally held in restricted trusts or foundations that are segregated from the assets of the plan sponsor and consist primarily of common stock and fixed income securities. The changes in benefit obligations and plan assets are shown below.

December 31 (000s)                                     1998          1997
----------------------------------------------     --------      --------

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year            $ 20,508      $ 16,274
Service cost                                          1,589         1,345
Interest cost                                         1,589         1,362
Net actuarial loss (gain)                             5,839         1,926
Benefits paid                                          (569)         (399)
----------------------------------------------     --------      --------
Benefits obligation at end of year                 $ 28,956      $ 20,508
----------------------------------------------     --------      --------
CHANGE IN PLAN ASSETS
Fair value of fund assets at beginning of year     $ 19,661      $ 15,361
Actual return on fund assets                          3,463         3,072
Employer contribution                                 1,322         1,627
Benefits paid                                          (569)         (399)
----------------------------------------------     --------      --------
Fair value of fund assets at end of year           $ 23,877      $ 19,661
----------------------------------------------     --------      --------
Funded Status                                      $ (5,079)     $   (847)
Unrecognized net actuarial loss                       7,555         3,770
Unrecognized prior service cost                         100           133
Unrecognized transition (asset)/obligation           (1,489)       (1,744)
----------------------------------------------     --------      --------
Net amount recognized                              $  1,087      $  1,312
----------------------------------------------     --------      --------
Amounts recognized in the statement of financial position consist of:
Accrued benefit liability                          $ (2,479)           --
Intangible asset                                        100            --
Additional minimum pension liability                  3,466            --
----------------------------------------------     --------      --------
Net amount recognized                              $  1,087            --
==============================================     ========      ========

 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

32|Primark Annual Report

NOTES CONTINUED

The following assumptions were used in accounting for foreign defined benefit plans.

December 31                          1998          1997           1996
-----------------------------        ----          ----           ----
Discount rate                        6.1%          7.8%            8.5%
Rate of increase in future
compensation                         4.0%          5.0%            5.0%
Rate of return on plan assets        7.8%          9.3%           10.0%

The components of net periodic benefit cost for foreign defined benefit plans are shown below.

December 31 (000s)                  1998         1997         1996
-------------------------        -------      -------      -------
Service cost                     $ 1,589      $ 1,345      $ 1,184
Interest cost                      1,589        1,362        1,184
Expected return on
plan assets                       (1,706)      (1,627)      (1,421)
Amortization of the
transition amount                   (251)        (249)        (254)
Amortization of prior
service cost                          33           33           34
Amortization of gain/loss            318          133          152
-------------------------        -------      -------      -------
Net periodic benefit cost        $ 1,572      $   997      $   879
=========================        =======      =======      =======

C.  EMPLOYEE STOCK PURCHASE AND STOCK OPTION PLANS

Established in 1992, the Primark Corporation Employee Stock Purchase Plan is available for all employees of Primark and certain subsidiaries. Under this plan, employees may purchase through periodic payroll deductions up to a maximum of 3,000,000 shares of the Company's common stock at 85% of the lower of the average market price of such shares either at the beginning or end of each six month offering period.

The Primark Corporation Stock Option Plan for Non-Employee Directors provides for the granting of options to purchase shares of common stock to each director who is not an employee. The Primark Corporation 1992 Stock Option Plan provides for the granting of options to purchase common stock to officers and certain key employees of Primark and its subsidiaries. This plan limits the number of shares subject to option that may be granted to any participant in any year to 100,000 shares. Stock options available for grant in any one year under Primark Corporation's 1992 Stock Option Plan may not exceed 1.5% of the Company's outstanding common stock as of January 1 each year, plus any excess of available stock options not granted from previous years. At December 31, 1998, options available for grant in 1999 included 363,149 of stock options under Primark Corporation's 1992 Stock Option Plan. Generally, options outstanding under the Company's stock option plans are: (i) granted at prices equal to the fair market value of the stock on the date of grant, (ii) vest within a three year period, and (iii) expire ten years subsequent to award.

Changes in the number of options granted under the Company's various stock option plans are shown below.

                               1998                   1997                    1996
                     ---------------------   ---------------------   --------------------
                                  Weighted                Weighted               Weighted
                                   Average                 Average                Average
                                  Exercise                Exercise               Exercise
                        Shares       Price      Shares       Price      Shares      Price
---------------      ---------    --------   ---------    --------   ---------   --------

Outstanding at
January 1            4,116,406      $20.72   4,375,865      $12.51   4,213,718      $10.07
Granted at
market value           598,375       34.39   1,056,875       24.89     464,932       34.38
Granted above
market value                --       --        500,000       33.34          --       --
Exercised             (476,671)      15.52  (1,692,663)       5.68    (251,068)      10.00
Canceled              (147,040)      30.22    (123,671)      23.36     (51,717)      23.09
---------------      ---------      ------   ---------      ------   ---------      ------
Outstanding at
December 31          4,091,070      $22.97   4,116,406      $20.71   4,375,865      $12.51
---------------      ---------      ------   ---------      ------   ---------      ------
Available for
future grant at
December 31            538,297                 657,361                 687,560
===============      =========      ======   =========      ======   =========      ======

The following table sets forth information regarding options outstanding at December 31, 1998.

                                Options Outstanding      Options Exercisable
----------------------------------------------------------------------------
                      Number    Weighted   Weighted        Number   Weighted
                 Outstanding     Average    Average   Exercisable    Average
       Range of           at   Remaining   Exercise            at   Exercise
Exercise Prices     12/31/98        Life      Price      12/31/98      Price
---------------  -----------   ---------   --------   -----------   --------
  $ 7.63-$12.88      749,580        3.30     $11.26       749,580     $11.26
  $13.50-$14.00      869,920        5.38     $13.69       869,920     $13.69
  $14.63-$24.25      747,800        7.96     $23.38       147,314     $20.21
  $25.00-$33.25    1,115,570        8.46     $29.09       294,619     $25.98
  $36.38-$42.50      608,200        7.95     $38.94       297,050     $40.70
  -------------    ---------        ----     ------     ---------     ------
  $ 7.63-$42.50    4,091,070        6.69     $22.97     2,358,483     $18.26
  =============    =========        ====     ======     =========     ======

The value of options on their grant date, including the valuation of the option feature implicit in the Company's stock purchase plan, was measured using the Black-Scholes option-pricing model. The value of options on their grant date and key assumptions used to apply this model are shown below.

December 31                            1998               1997               1996
----------------------        -------------      -------------      -------------
Grant date fair value                $15.59             $12.21             $13.49
Range of risk-free
interest rates                4.63% to 5.85%     5.51% to 6.82%     5.03% to 6.79%
Range of expected life
of option grants               3 to 9 years       3 to 9 years       4 to 9 years
Expected volatility of
underlying stock                       37.8%              37.5%              30.9%
======================        =============      =============      =============

It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.



 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

                                                        33|Primark Annual Report

NOTES CONTINUED

The Company uses the intrinsic value method to measure compensation expense associated with grants of stock options to employees. Had compensation cost been determined, based upon the option pricing model at the grant date for awards under these plans, reported net income and earnings per share would have been as follows.

December 31 (000s except per share)         1998          1997          1996
-----------------------------------     --------       -------       -------

Net income                              $149,269       $12,351       $33,428
Basic EPS                               $   6.14       $  0.47       $  1.35
EPS Assuming Dilution                   $   6.14       $  0.44       $  1.26
-----------------------------------     --------       -------       -------
Net income applicable to
common stock                            $149,269       $12,351       $33,069
Basic EPS                               $   6.14       $  0.47       $  1.33
EPS Assuming Dilution                   $   6.14       $  0.44       $  1.24
===================================     ========       =======       =======

11.  Income Taxes

December 31 (000s)                     1998          1997          1996
------------------------------     --------      --------      --------

FEDERAL AND OTHER INCOME
TAXES CONSISTED OF:
Current provision                  $  6,756      $  6,728      $  8,311
Deferred provision
(benefit) - net                      (4,177)        5,713          (879)
------------------------------     --------      --------      --------
Total federal and other
income tax expense                 $  2,579      $ 12,441      $  7,432
------------------------------     --------      --------      --------
RECONCILIATION BETWEEN
STATUTORY AND ACTUAL
INCOME TAXES:
Income (Loss) from
continuing operations               (33,370)     $  4,854      $ 12,516
Income tax expense                    2,579        12,441         7,432
------------------------------     --------      --------      --------
Book pre-tax income (Loss)         $(30,791)     $ 17,295      $ 19,948
------------------------------     --------      --------      --------
Statutory federal income
taxes at a rate of 35%              (10,777)        6,053      $  6,982
ADJUSTMENTS TO FEDERAL
INCOME TAXES:
Amortization of goodwill              4,635         4,737         3,390
Write-off of goodwill                 8,341            --            --
Adjustment of federal income
taxes from prior years               (2,087)       (1,375)       (1,121)
Losses of foreign subsidiaries
without current benefit               2,041         2,493            55
State income taxes - net               (308)          545          (176)
Effect of foreign tax rates             537          (198)         (335)
Other - net                             197           186        (1,363)
------------------------------     --------      --------      --------
Total federal and other
income tax expense                 $  2,579      $ 12,441      $  7,432
==============================     ========      ========      ========

The 1998 adjustment to federal income taxes is primarily due to a true-up of prior year tax expense.

The tax effects of significant temporary differences that gave rise to deferred income tax assets and liabilities are shown below.

December 31 (000s)                       1998          1997
--------------------------------     --------      --------

Deferred tax assets:
State taxes                          $  8,053      $  9,645
Post-retirement benefits                1,547         1,509
Fixed assets                              564         1,212
Unfavorable lease reserve               1,808           961
Net operating loss carry forward        4,560         7,545
Bad debts                                 769           486
Other                                   5,575         7,839
--------------------------------     --------      --------
Total deferred tax assets              22,876        29,197
Valuation allowance                    (4,560)       (7,199)
--------------------------------     --------      --------
Net deferred tax assets                18,316        21,998
--------------------------------     --------      --------
Deferred tax liabilities:
Intangibles                           (20,289)      (20,379)
Fixed assets                           (2,376)         (866)
Other                                  (5,551)      (11,868)
--------------------------------     --------      --------
Total deferred tax (liability)        (28,216)      (33,113)
--------------------------------     --------      --------
Net deferred tax (liability)         $ (9,900)     $(11,115)
================================     ========      ========
Net current asset (liability)        $   (301)     $ 10,018
Net long-term (liability)              (9,599)      (21,133)
--------------------------------     --------      --------
Net deferred tax (liability)         $ (9,900)     $(11,115)
================================     ========      ========

The Company has numerous carry forward losses in various jurisdictions that expire in the years 1999 through 2003. The Company has provided a valuation allowance of $4,560,000 and $7,199,000 in 1998 and 1997, respectively, against these losses.


 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

34|Primark Annual Report

NOTES CONTINUED

12.  Segment and Geographic Information

Based upon the different requirements of Primark's customer base, Primark Corporation has organized itself into three operating divisions as follows:

PRIMARK FINANCIAL INFORMATION DIVISION. Primark Financial Information Division ("PFID") develops "enterprise-wide" products and services for major financial institutions on a global basis. It also has responsibility for all transactional products, both historical and real-time, as well as products supporting large-scale investment accounting functions, the individual investor and the referential needs of very large financial market customers. This division also manages the corporate network, PrimarkNet, which serves as the major delivery channel to Primark customers on a global basis and across all three divisions. PFID's product offerings serve most of Primark's customer types and is a major service provider to the "sell-side" portion of the financial market.

PRIMARK FINANCIAL ANALYTICS DIVISION. Primark Financial Analytics Division ("P FAD") concentrates on developing and marketing a wide variety of analytical products for money managers, fund sponsors and other investors. These products combine the Company's databases, advanced software, analytical techniques and forecasts for all phases of the investment process. PFAD's product offerings concentrate on customers in the "buy-side" portion of the financial market.

PRIMARK DECISION INFORMATION DIVISION. Primark Decision Information Division ( "PDID") acquires, develops and operates information content businesses that are primarily focused in areas other than the financial marketplace. PDID also provides products and services for decision support to financial customers.

The Primark Corporate Division (CORP) supports the three operating divisions with tax, accounting and legal services.

The accounting policies of each division conform to those described in the summary of significant accounting policies. Primark evaluates the performance of each operating division on the basis of total revenues, earnings before interest, taxes, depreciation, and amortization (EBITDA), and funds used for the purchase of fixed assets, including capitalized data and software.

No single customer accounted for more than 2% of Primark's consolidated revenues in 1998.

COMPARATIVE DIVISION ANALYSIS

December 31, (000s)                   1998            1997          1996
------------------------------------------------------------------------
Revenue:                PFID      $306,369      $  293,217      $238,684
                        PFAD        75,715          60,165        30,621
                        PDID        52,456          44,493         7,758
                        CORP            --              --            --
------------------------------------------------------------------------
                        Total     $434,540      $  397,875      $277,063
------------------------------------------------------------------------
EBITDA:                 PFID      $ 67,086      $   74,757      $ 58,383
(excl. restructuring)   PFAD        21,771          16,287         6,027
                        PDID        11,894           4,786         1,784
                        CORP        (6,921)         (6,591)       (5,073)
------------------------------------------------------------------------
                        Total     $ 93,831      $   89,239      $ 61,121
------------------------------------------------------------------------
Restructuring:          PFID      $ 47,406      $    3,350      $     --
                        PFAD           225              --            --
                        PDID        17,778           3,450            --
                        CORP         2,561              --            --
------------------------------------------------------------------------
                        Total     $ 67,970      $    6,800      $     --
------------------------------------------------------------------------
Capital Expenditures    PFID      $ 33,097      $   35,588      $ 32,457
and Software:           PFAD         4,508           6,684         2,871
                        PDID         1,641             684            61
                        CORP         1,153             980           939
------------------------------------------------------------------------
                        Total     $ 40,399      $   43,936      $ 36,328
------------------------------------------------------------------------
Total Assets:           PFID      $610,738      $  607,107      $636,039
                        PFAD        80,402          94,236        37,613
                        PDID       104,582         113,903        40,427
                        CORP        46,832         228,563       206,722
------------------------------------------------------------------------
                        Total     $842,554      $1,043,809      $920,801
========================================================================

EBITDA represents operating income plus depreciation and amortization expense and should not be considered in isolation from, or as a substitute for, operating income, net income or cash flows from operating activities computed in accordance with generally accepted accounting principles. While not computed in accordance with generally accepted accounting principles, EBITDA is a widely used measure of a company's performance in its industry because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which may vary significantly depending on accounting methods (particularly where acquisitions are involved). Management of the Company believes that EBITDA is a meaningful measure, given its widespread industry acceptance as a basis for financial analysis. Further, certain of the Company's debt agreements include financial covenants that are based upon EBITDA, as defined above. Due to the variety of methods that may be used by companies and analysts to calculate EBITDA, the EBITDA measures presented herein may not be comparable to that presented by other companies.

 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

                                                        35|Primark Annual Report

NOTES CONCLUDED

The Company's operations by geographic region are presented in the following table. Most of Primark's international sales originate through its affiliates, which are located throughout Europe, Asia and the United States.

GEOGRAPHIC REGIONS

(000s)                           1998             1997           1996
-----------------------     ---------      -----------      ---------

DOMESTIC
Operating Revenues          $ 189,680      $   173,150      $ 119,728
Operating Income (Loss)
Non-affiliate               $ (24,705)     $    20,107      $  17,167
Affiliate (2)               $  (6,082)     $    (7,005)     $  (6,374)
Identifiable Assets         $ 403,403      $   393,572      $ 297,193
-----------------------     ---------      -----------      ---------
UNITED KINGDOM
Operating Revenues
Non-affiliate               $ 146,062      $   131,889      $  76,979
Affiliate (2)               $  42,740      $    39,894      $  38,711
Operating Income (Loss)
Non-affiliate               $ (26,155)     $   (18,933)     $ (17,568)
Affiliate (2)               $  42,740      $    39,894      $  38,711
Identifiable Assets         $ 346,711      $   363,611      $ 353,098
-----------------------     ---------      -----------      ---------
OTHER INTERNATIONAL
Operating Revenues          $  98,798      $    92,836      $  80,356
Operating Income (Loss)
Non-affiliate               $  36,961      $    36,812      $  34,970
Affiliate (2)               $ (36,658)     $   (32,889)     $ (32,337)
Identifiable Assets         $  45,609      $    58,063      $  63,788
-----------------------     ---------      -----------      ---------
CORPORATE & OTHER
Operating Revenues
Affiliate                   $ (42,740)     $   (39,894)     $ (38,711)
Operating Income/(Loss)     $  (9,055)     $    (5,752)     $  (6,730)
Identifiable Assets         $  46,831      $   228,563      $ 206,722
-----------------------     ---------      -----------      ---------
CONSOLIDATED
Operating Revenues          $ 434,540      $   397,875      $ 277,063
Operating Income
(Loss) (1) (3)              $ (22,954)     $    32,234      $  27,839
Identifiable Assets         $ 842,554      $ 1,043,809      $ 920,801
=======================     =========      ===========      =========

(1) Corporate and other includes corporate accounts, eliminations and reclassifications, as well as the net assets of discontinued operations.

(2) Affiliate transfers represent service fees received by Datastream's United Kingdom operation from its international affiliates.

(3) Includes restructuring charges of $68.0 million in 1998 and $6.8 million in 1997 (Note 4).

13.  Commitments and Contingencies

The Company and its subsidiaries are involved in other administrative proceedings and matters concerning issues arising in the ordinary course of business. Management cannot predict the final disposition of such issues, but believes that adequate provision has been made for the probable losses and that the ultimate resolution of these proceedings will not have a material adverse effect on the Company's financial condition, results of operations or financial liquidity.

14.  Subsequent Events

On December 29, 1998, the Company executed a definitive agreement (the "Agreement") to acquire 100% of the outstanding common stock of A-T Financial Information, Inc. ("A-T") for a total purchase price of $35,000,000. The acquisition was completed on February 5, 1999. Founded in 1987, A-T is a provider of Windows-compatible financial market data and software to money managers, traders, banks and other institutional investors. A-T has launched an Internet site for individual investors, which is marketed as "A-T Attitude."

(Unaudited) On February 22, 1999, the Company announced it had acquired the Company Fundamental Data business and the Extel brand name ("Extel") from The Financial Times Group, part of Pearson plc, for approximately $32 million in cash, subject to certain post closing adjustments. Extel is a widely recognized brand name in the European and Asian markets and provides summarized financial statements for rapid corporate analysis, historical company accounts, image-based data, textual corporate profiles and company news to the investment industry worldwide.


 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

36|Primark Annual Report

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

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management, internal auditors and Deloitte & Touche LLP to review planned audit scope and results and to discuss other matters affecting the adequacy of internal accounting controls and the quality of financial reporting. Deloitte & Touche LLP has full and free access to the Audit Committee and meets with the committee without management representatives present.



/s/
   -------------------------------------------------
Stephen H. Curran
Executive Vice President and Chief Financial Officer
February 16, 1999



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Primark Corporation:

We have audited the accompanying consolidated statements of financial position of Primark Corporation and its subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, cash flows and common shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Primark Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/
   ------------------
Deloitte & Touche LLP
Boston, Massachusetts
February 16, 1999

 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

                                                        37|Primark Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS:

Primark reported net income of $156.7 million ($6.45 per share) for the twelve months ended December 31, 1998. This performance compares favorably to the $19.7 million ($0.71 per share) and the $36.7 million ($1.38 per share) reported for the years 1997 and 1996, respectively. In accordance with SFAS No. 128, the per share calculation for the twelve months ended December 31, 1998 excludes the impact of dilutive securities due to the loss from continuing operations resulting from restructuring charges. Earnings per share calculations for the 1997 and 1996 periods include the effects of dilutive securities.

Primark reported a loss from continuing operations of $33.4 million ($1.37 per share) in 1998 compared to income of $4.9 million ($0.17 per share) in 1997 and $12.5 million ($0.46 per share) in 1996. The three-year period includes six significant acquisitions and two reorganizations needed to establish adequate product offerings dedicated to the Company's targeted customer market.

The results for the year 1998 were materially affected by a series of major strategic moves designed to focus Primark in the financial, economic and market research information business as an efficient competitor with value-added products and services. During 1998, 1) two operations, TASC and TIMCO, were sold for an after tax gain of $187.3 million, 2) $332.5 million of senior debt was repaid and $150 million of senior subordinated debt issued, 3) 6.1 million shares of common stock were repurchased in a series of transactions, and 4) the Company was reconfigured into three divisions from a base of twelve separate operating units, resulting in a restructuring charge of $68.0 million.

The Company had lower margins in the second half of 1998 due to the volatility experienced in the financial markets in the summer of that year. With a significant number of Primark's customers directly affected by the resulting uncertainty, orders for the Company's new product releases as well as new sales of some of the existing products were slower than anticipated in the third and fourth quarters of 1998. While Primark has a significant corporate and government customer base, the financial community provides the largest single source of new revenues of all customer types. During the third and fourth quarters of 1998, many of Primark's customers incurred material write-offs and enacted large layoffs. Cuts and delays in purchases of all types, including the Company's products, were common. Because over 80% of the Company's sales are derived from annual subscription contracts, revenues have grown by 9.2% when compared to 1997 despite unfavorable market conditions. However, significant infrastructure for sales, support and development was built up during 1998 to effect the roll-out of several new products, including Global Access Piranha and the Primark/Dow Jones Equities Service. Given customer cost controls, sales of new products were less than anticipated. Also, the Primark/Dow Jones Equities Service has not been introduced in the market due to the need for contractual adjustments following the sale of a portion of Dow Jones' business which was to supply Primark with certain data. These factors, coupled with expenses related to the overall corporate integration efforts, resulted in lower than anticipated margins for the last half of 1998. The Company achieved an earnings before interest, taxes, depreciation and amortization (EBITDA) margin of 21.6% and an operating income margin of 10.4%, excluding restructuring charges, for the year 1998. While these margins are consistent with prior years, they are lower than the Company had expected.

The sales of TASC and TIMCO were anticipated during 1997. As a result, each business was reclassified as a discontinued operation during 1997. TASC, a systems engineering and weather business with sales mainly to government clients, was sold on April 1, 1998 and TIMCO, a heavy aircraft maintenance company, was sold on September 22, 1998. TASC was sold for $432.0 million plus an equity adjustment of $8.9 million, which resulted in an after tax gain of $171.1 million. TIMCO was sold for $70.0 million plus a working capital adjustment of $1.3 million, resulting in an after tax gain of $16.2 million. Additionally, during 1996 the Company sold PSLC, an underground natural gas leasing operation, for $43.0 million, resulting in an after tax gain of $8.4 million. The proceeds from all sales were used to repay debt and repurchase common stock. The application of sale proceeds from TASC and TIMCO to outstanding debt lowered interest cost to $9.5 million in 1998, considerably less than the $16.0 million and $12.5 million recorded in 1997 and 1996, respectively.

With the sale of TASC during the second quarter of 1998, the Company needed to restructure its remaining twelve separate operating units to become more efficient and meet market requirements. Effective June 1, 1998, the Company was reorganized to strategically focus solely on its information services businesses. In connection with this reorganization, the Company recorded pre-tax charges of $76.7 million,


 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

38|Primark Annual Report

MANAGEMENT'S DISCUSSION CONTINUED

of which $8.7 million ($5.2 million net of tax) was recorded as an extraordinary loss on early extinguishment of debt and $68.0 million was recorded as a restructuring charge to operations. The associated tax benefit of the extraordinary item and the restructuring charge was $3.6 million and $13.7 million, respectively.

The effect of the $68.0 million restructuring charge was to reduce 1998 earnings per share by $2.15 per share. The restructuring primarily involved a reduction in the number of software platforms used to produce and deliver the Company's products. Most of the software abandoned, while functional and useful in the previous corporate structure, did not fit in the consolidated strategy necessary to improve organizational efficiency and integrate products to address market requirements. The restructuring charge in 1998 includes, 1) $25.0 million of software designated to be abandoned or integrated into the remaining infrastructure, 2) $1.5 million of data deemed to be duplicative, 3) $23.9 million of goodwill related to the software and data written off, 4) $7.2 million of goodwill related to DAFSA, and 5) $3.1 million associated with a trademark no longer used in the new organization. An additional $7.3 million of the restructuring charge relates to the integration of sales offices made possible by new technology. This action will result in costs associated with terminating office leases and the reduction of 61 employees.

During 1997, the Company restructured its DAFSA operation located in France and consolidated its Disclosure office configuration in the United States, recording $6.8 million of restructuring charges. Because of the inability to receive tax relief for the French write-off, the after tax cost of the 1997 restructuring was $6.2 million or $0.22 per share.

Subsequent to the year ended December 31, 1998, the Company announced the acquisition of A-T Financial Information, Inc. for a cash purchase price of $35.0 million. A-T Financial had revenues of $13 million in 1998, principally from delivering analytical workstations to the financial community. Primark intends to use A-T Financial's base product to develop improved equities services by introducing technology currently used in the Company's Financial Information Division operation and adding content from Primark businesses to the A-T core product line. A-T's capabilities will also contribute to a more focused Internet strategy and better Internet products for the entire company. Because of the opportunities the Company foresees in its new product pipeline, Primark has decided to accept lower margins for a few quarters during new product roll-outs in exchange for the opportunity to have increased future sales. During this time, the Company will also be incurring costs necessary to complete the integration program. By the second quarter of 1999, the Company expects that the Piranha roll-out and other new products, including a successor to the Primark/Dow Jones Equities Service, as well as the cost efficiencies from the integration program will begin to produce margin improvement.

SUMMARY OF OPERATING RESULTS

Primark reported 1998 revenues of $434.5 million, a 9.2% increase over the $397.9 million recorded in 1997. The 1997 revenues increased 43.6% over 1996, due primarily to the acquisitions of Baseline and WEFA in the first quarter of 1997, as well as the acquisitions of ICV, the Yankee Group, DAFSA and the controlling interest in Worldscope during the second half of 1996. The 1998 revenue increase was supported by 25.8% growth in the Financial Analytics Division, 17.9% growth in the Decision Information Division and 4.5% growth in the Financial Information Division. Excluding restructuring charges, the Company reported EBITDA of $93.8 million in 1998 compared to $89.2 million in 1997 and $61.1 million in 1996. As a percentage of revenue, the 1998 EBITDA margin of 21.6% compares to the 1997 and 1996 margins of 22.4% and 22.1%, respectively. The 1997 EBITDA improvement principally reflects the acquisitions made during 1996 and 1997. The 1997 EBITDA was negatively affected by $2.6 million of operating losses at DAFSA, Primark's French based operation. DAFSA did not have a material impact on the 1998 operating results. Primark reported operating income, excluding restructuring charges of $45.0 million in 1998, $39.0 million in 1997 and $27.8 million in 1996.

PRIMARK FINANCIAL INFORMATION DIVISION

The Financial Information Division reported 1998 revenues of $306.4 million compared to $293.2 million in 1997 and $238.7 million in 1996. The 1997 growth rate of 22.8 % is principally a result of the second and third quarter 1996 acquisitions of ICV and 30% of Worldscope, respectively. The 1998 growth rate of 4.5% for the division reflects 10.8% growth from the division's foreign operations offset by a 7.9% decline in US operations. The foreign operations


 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

                                                        39|Primark Annual Report

MANAGEMENT'S DISCUSSION CONTINUED

represented $216.1 million of the division's 1998 revenue, with Datastream/ICV as the most significant business unit. Within this sector, ICV real time products grew 15.4%, PIMS back-office accounting products grew 17.5% and the Datastream research and data products grew 7.7%. Research products had strong European sales with 16.0% growth but did experience a 3.6% decline in sales to the Pacific Basin. The Pacific Basin represents only 5% of Primark's total revenues. The double-digit revenue growth of the foreign operations was offset by declines in domestic revenues that are principally represented by Disclosure's traditional products. Disclosure's electronic products had strong growth of 16.5% but was offset by the declining traditional product line, which fell 18.7% in 1998. The traditional product line contains Disclosure's paper-based sales of fundamental data, which has been declining for several years and is in fact being replaced by Disclosure's electronic product lines. Overall growth in domestic operations is expected once the decline in paper sales levels off, which in turn is expected during 1999.

The Division reported 1998 EBITDA of $67.1 million compared to $74.8 million in 1997 and $58.4 million in 1996. The EBITDA margins of this Division were 21.9% in 1998, 25.5% in 1997 and 24.5% in 1996. The change in margin from 1996 to 1997 reflects the acquisition of ICV. The 1998 margin reflects the higher cost base needed to develop and support the Disclosure Piranha and Primark/Dow Jones Equities Service product introductions, which have been delayed until the first half of 1999. The Division reported 1998 operating income of $29.9 million compared to $37.5 million in 1997 and $30.6 million in 1996. This lower 1998 operating income reflects the higher cost base needed for new product introductions and the decline in Disclosure's traditional product line revenues.

PRIMARK FINANCIAL ANALYTICS DIVISION

The Financial Analytics Division reported revenues of $75.7 million in 1998 compared to $60.2 million in 1997 and $30.6 million in 1996. The revenue growth in 1997 reflects the acquisition of Baseline. The Division's 1998 growth rate of 25.7% was achieved in part by I/B/E/S product-line growth of 23.2% and Baseline growth of 36.6%. Both businesses are selling into strong and growing markets and have exhibited similar growth patterns for several years.

The Financial Analytics Division reported EBITDA of $21.8 million in 1998, $16.3 million in 1997 and $6.0 million in 1996. Revenue growth and efficiencies have contributed to margin improvement between 1998 and 1997. In 1998, the EBITDA margin was 28.8% compared to 27.1% in 1997. The division reported 1998 operating income of $15.7 million compared to $9.9 million in 1997 and $3.0 million in 1996.

PRIMARK DECISION INFORMATION DIVISION

The Decision Information Division reported revenues of $52.5 million in 1998 compared to $44.5 million in 1997 and $7.8 million in 1996. The revenue growth in 1997 reflects the acquisition of Yankee Group in 1996 and WEFA in 1997. The 1998 growth rate of 17.9% reflects the Yankee Group product line growth of 23.1% and WEFA growth of 14.0%. The Decision Information Division reported EBITDA of $11.9 million in 1998, $4.8 million in 1997 and $1.8 million in 1996. The 1998 EBITDA margin of 22.7% is an improvement over the 1997 margin of 10.8%, principally due to increasing revenue over a constant cost base at Yankee Group. The Division reported 1998 operating income of $7.5 million compared to $0.3 million in 1997 and $1.1 million in 1996.

CAPITAL RESOURCES & LIQUIDITY

Primark ended 1998 with $51.6 million in cash and cash equivalents compared to $12.8 million in 1997 and $25.3 million in 1996. The $38.9 million increase in 1998 cash and cash equivalents represents $72.7 million from operating activities and $368.2 million from investing activities, offset by $402.3 million from financing activities. The year 1998 reflects cash received from the sale of TASC and TIMCO and the issuance of the 9 1/4 Subordinated Senior Notes, offset by the repayment of debt and repurchase of common stock. Cash and cash equivalents decreased $12.5 million between 1997 and 1996, principally as a result of the purchases of Baseline and WEFA.

Operating activities provided increased cash due to improved operations and contributions from working capital, which added $27.4 million to cash and cash equivalents. Working capital used cash of $9.3 million and $6.4 million in 1997 and 1996, respectively. Most of the cash provided from working capital was the result of the Company receiving $21.3 million of net tax benefits created primarily by the exercise of stock

 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

40|Primark Annual Report

MANAGEMENT'S DISCUSSION CONTINUED

options of certain employees. The remaining differences in working capital reflect the timing of year-end billings to customers, principally at Datastream.

Financing activities for the year 1998 used $402.3 million and were affected by the following four transactions: a) use of the proceeds from the sale of TASC and TIMCO to pay down debt, b) amounts borrowed under the Company's line of credit for shares repurchased under the "Dutch Auction" self tender offer and share repurchase program, c) common stock issuance pursuant to the Company's option plans and d) subordinated notes issued to repay bank debt and acquire A-T Financial. The Company used the proceeds from the sale of TASC to (i) prepay all amounts outstanding on the Company's $112 million senior callable bonds, including a 4.375% premium aggregating $4.9 million together with the accrued interest thereon, (ii) prepay $220 million of the Company's outstanding term loan together with accrued interest thereon, and (iii) prepay $0.5 million of the Company's other indebtedness. In conjunction with the sale of TASC, the Company replaced its outstanding $75 million credit facility with a $225 million revolving credit facility which expires in 2002. Interest on the borrowings under the new revolving credit facility is payable at rates ranging from 0.375% to 1.00% above the prevailing LIBOR rate of interest. The Company used the new revolving credit facility to repurchase shares and repaid the credit facility with proceeds from the sale of TIMCO.

On May 20, 1998, the Company announced a "Dutch Auction" self-tender offer, which expired on June 17, 1998. The Company purchased 4,540,000 shares at $34 per share under this arrangement. Total cost of these shares was $154.9 million, including legal and accounting fees. On July 3, 1998, the Company implemented an open market purchase program which was subsequently expanded in the third quarter of 1998 to buy up to 4,000,000 shares of its common stock from time to time, depending on market conditions. As of December 31, 1998, 1,568,500 shares had been repurchased on the open market at a total cost of $42.3 million. As of January 4, 1999, the Company had purchased an additional 287,546 shares at a total cost of $7.6 million. For the year, the Company purchased a total of 6.1 million shares at a total cost of $197.3 million, representing approximately 22.8% of its total outstanding common stock.

On December 16, 1998, the Company issued $150.0 million 9.25% Senior Subordinated Notes due 2008. The Company incurred $4.4 million of costs in conjunction with this issue, which will be amortized over the life of the issue. The proceeds from the debt offering were used to repay outstanding borrowings under the credit facility. Subsequent to year-end, the remaining funds from this issue were used for the $35.0 million acquisition of A-T Financial. On December 31, 1998 the Company had a debt to total capitalization ratio of 26.5% compared to 44.0% in 1997 and 34.3% in 1996.

Financing activities in 1997 reflect $56.2 million of share repurchases and $100.0 million of additional debt issued under the bank credit facilities. Financing activities in 1996 were not significant.

Investing activities for 1998 provided $368.2 million compared to cash used in 1997 and 1996 of $144.5 million and $106.0 million, respectively. During 1998 the Company received $502.0 million of proceeds from the sale of TASC and TIMCO. Subsequent to December 31, 1998, the Company received an additional $8.9 million related to final purchase adjustments on the sale of TASC. During 1998, the Company also spent $8.8 million to purchase four small acquisitions and $10.8 million to complete the purchase of the Yankee Group. The Yankee Group purchase contained a contingent pay-out provision based on performance. Investing activities for 1997 contains the funds expended for the purchase of Baseline and WEFA, while 1996 reflects funds used to purchase ICV, DAFSA and Worldscope, as well as the proceeds from the sale of PSLC.

The Company spent $22.8 million on capital equipment during 1998 compared to $24.0 million in 1997 and $19.4 million in 1996. The Financial Information Division accounted for $16.3 million of the 1998 purchases with $10.4 million going towards the purchase of computer equipment to support the new product lines and to expand support of the current customer base. Primark spent $17.6 million on capitalized software during 1998 compared to $20.0 million in 1997 and $16.9 million in 1996. In 1998, $16.7 million of the software requirements were at the Financial Information Division to support new products and to expand operations to meet customer demands.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 1999. The standard requires that all companies record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company will adopt this statement during fiscal 1999 and is currently assessing the impact it will have on the financial statements.

 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

                                                        41|Primark Annual Report

MANAGEMENT'S DISCUSSION CONCLUDED

YEAR 2000 READINESS DISCLOSURE

The Year 2000 (Y2K) issue relates to a complex set of potential problems arising from the ways in which computer software and hardware handle dates. Many older systems use a two-digit date format that may create ambiguities once the new century begins.

The Company has been actively addressing all known Y2K issues since 1995, with the goal of providing continuous and reliable service to the Company's customers and a seamless transition to the new millennium. The Company's Y2K plan focuses on each of the Company's internal systems, products and third parties with which the Company has a significant business relationship. In addition to the databases and software that the Company provides to its customers, the Company is reviewing, fixing, and testing all aspects of its internal operations - from hardware systems, software, and desktop PC programs to physical security systems. This effort involves key data suppliers, hardware manufacturers, telecommunications companies and electric utilities. The Company is also prepared to assist its users with Y2K issues relating to their internal systems that directly interface with the Company's systems. All Primark companies are working together to achieve compliance by sharing information and resources. The Company believes that all material systems will be compliant by September of 1999.

All Primark companies dealing with Y2K issues must address the effect this issue will have on their significant business relationships, including suppliers and customers. The Company is undertaking steps to work with third party vendors to understand their ability to continue to provide services and products.

The Company has notified all customers with older products which are not Y2K compliant that the Company will no longer support these products. The Company has offered assistance to upgrade such customers to compliant versions. All other Company products are Y2K compliant. The Company is undertaking a rigorous verification of suppliers. Primark companies incorporate data derived from many different suppliers. A major component of the Y2K project is reviewing every one of the suppliers to ensure compliance on their part. Where there is any doubt that a supplier will not be taking reasonable actions to ensure compliance, the Company will seek alternatives within a suitable time frame.

The Company incurred $1.5 million in 1997 and $3.4 million in 1998 related to the Y2K procedures and estimates costs of $5.0 million for the year ended December 31,1999. The Company expects to resolve every significant Y2K problem and have the solutions thoroughly tested by September 30, 1999.

The Company expects its Y2K efforts will be successful. However, the Company's products and services, as well as the tools that Primark uses to conduct its Y2K evaluation, are dependent on technological components, equipment and software that were developed by third parties and that may not be Y2K compliant. Failure of such third party components, equipment or software to operate properly with regard to the Y2K could interrupt ongoing operations or require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business and operating results.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the historical information presented here, this report includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Re form Act of 1995. Although Primark believes the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. This information may involve risks and uncertainties that could cause the actual results of Primark to differ materially from the forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to, (i) the risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the US dollar, and the ability to successfully hedge such risks, (ii) the extent to which Primark seeks growth through acquisitions, and the ability to identify and consummate acquisitions on satisfactory terms, (iii) uncertainty regarding the development and market acceptance of new products,
(iv) loss of market share through competition, (v) deterioration in economic conditions, particularly in the financial services industry, and (vi) Primark's inability to complete the implementation of its Y2K plans on a timely basis.

 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

42|Primark Annual Report

SELECTED FINANCIAL INFORMATION - FIVE YEAR DATA

(000s) Except Per Share Amounts                                        1998         1997          1996          1995          1994
---------------------------------------------------------          --------   ----------      --------      --------      --------
FINANCIAL AND OPERATING DATA (1)

Operating revenues                                                 $434,540   $  397,875      $277,063      $184,779      $111,621

Operating income (loss)                                            $(22,954)  $   32,234      $ 27,839      $ 20,886      $  6,225

Income (loss) from continuing operations                           $(33,370)  $    4,854      $ 12,516      $  5,381      $  1,705

Net income applicable to common stock (2)                          $156,722   $   19,715      $ 36,749      $ 16,882      $ 12,316

Basic Earnings per share:

From continuing operations                                         $  (1.37)  $     0.18      $   0.49      $   0.21      $   0.01

Total earnings per share (2)                                       $   6.45   $     0.75      $   1.48      $   0.88      $   0.66

Earnings per share assuming dilution:

From continuing operations                                         $  (1.37)  $     0.17      $   0.46      $   0.19      $   0.01

Total earnings per share (2)                                       $   6.45   $     0.71      $   1.38      $   0.82      $   0.62

Total assets                                                       $842,554   $1,043,809      $920,801      $718,184      $427,950

Total debt, including capital lease obligations                    $158,879   $  370,163      $248,340      $239,476      $115,573

Redeemable preferred stock                                         $     --   $       --      $     --      $ 16,874      $ 16,874

Common shareholders' equity (4)                                    $440,178   $  470,971      $475,830      $354,062      $224,689

EBITDA (3)                                                         $ 25,861   $   82,439      $ 61,121      $ 46,795      $ 24,727

Debt to total capitalization                                           26.5%        44.0%         34.3%         39.2%         32.4%

Capital expenditures                                               $ 22,812   $   23,965      $ 19,412      $  9,803      $ 10,765

Capitalized software                                               $ 17,587   $   19,971      $ 16,916      $  5,704      $  4,372

Cash flows from operations                                         $ 72,702   $   58,024      $ 65,707      $ 49,305      $ 40,268

Total employees                                                       2,300        2,328         2,025         1,588           769
---------------------------------------------------------          --------   ----------      --------      --------      --------
COMMON STOCK DATA (4)

Actual shares outstanding                                            21,251       26,800        27,068        23,317        18,520

Weighted average common shares outstanding                           24,302       26,348        24,813        19,150        18,510

Weighted average common and equivalent shares outstanding            24,302       27,944        26,571        20,681        19,953

Book value per share                                               $  20.71   $    17.57      $  17.58      $  15.18      $  12.13

Market price per share on NYSE Composite:

High                                                               $43 5/8    $ 41 5/8        $     40      $ 30 1/4      $ 15

Low                                                                $22 9/16   $ 18 1/8        $ 21 3/8      $ 12 3/4      $ 11

Close                                                              $27 1/8    $ 40 11/16      $ 24 3/4      $ 30          $ 13 1/8

================================================================================
(1) - The financial data for the Company has been restated to exclude discontinued operations (Note 3) and includes all acquired companies from their respective dates of acquisition.

(2)  - Includes the following:
       a) results of discontinued operations, along with a $187.3 million and a $8.4 million after tax gain on the sale of discontinued operations in 1998 and 1996, respectively;
       b) an after tax extraordinary loss for the early extinguishment of debt of $1.5 million, $2.0 million and $534 thousand for 1998, 1997 and 1996, respectively;
       c) dividends on the Company's outstanding preferred stock through its conversion to common in 1996.

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

(4) - During 1998 and 1997, the Company retired 6,108,500 and 2,071,483 shares of its common stock, respectively. In May 1996, 1,164,276 shares of common stock were issued for the conversion of preferred. In December 1995, the Company issued 4,356,200 shares of common stock.

 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

                                                        43|Primark Annual Report

SUPPLEMENTARY FINANCIAL INFORMATION - QUARTERLY DATA

The quarterly data includes the operations of acquired businesses from their respective dates of acquisition (Note 2). Quarterly earnings per share may not total for the year as quarterly computations are based on weighted average common and common equivalent shares outstanding during each quarter. The following quarterly common stock prices set forth the intraday high and low market prices per share on the NYSE Composite Tape. As of the close of business on February 28, 1999, there were 7,302 holders of record of the Company's common stock.

(000s) Except Per Share Amounts                                        First        Second          Third        Fourth
--------------------------------------------------------------     ---------     ---------      ---------     ---------
1998
--------------------------------------------------------------     ---------     ---------      ---------     ---------
Operating revenues, as reported                                    $ 104,411     $ 108,874      $ 108,534     $ 112,721
--------------------------------------------------------------     ---------     ---------      ---------     ---------
Operating income (1)                                               $  11,317     $ (57,170)     $  12,091     $  10,808
--------------------------------------------------------------     ---------     ---------      ---------     ---------
Income before extraordinary item (1) (3)                           $   8,520     $ 126,462      $  21,935     $   4,926
--------------------------------------------------------------     ---------     ---------      ---------     ---------
Net income applicable to common stock (1) (2) (3)                  $   8,520     $ 121,341      $  21,935     $   4,926
--------------------------------------------------------------     ---------     ---------      ---------     ---------
Basic earnings per share before extraordinary item (1) (3)         $    0.32     $    4.49      $    0.99     $    0.23
--------------------------------------------------------------     ---------     ---------      ---------     ---------
Earnings per share before extraordinary item N diluted (1) (3)     $    0.30     $      --      $    0.96     $    0.22
--------------------------------------------------------------     ---------     ---------      ---------     ---------
Market price per share:
High                                                               $  43 5/8     $ 43 5/8       $31 11/16     $ 30 1/8
Low                                                                $  38         $ 31 3/16      $23 5/8       $ 23 9/16
--------------------------------------------------------------     ---------     ---------      ---------     ---------
1997
--------------------------------------------------------------     ---------     ---------      ---------     ---------
Operating revenues, as reported                                    $  94,681     $ 100,932      $  99,113     $ 103,149
--------------------------------------------------------------     ---------     ---------      ---------     ---------
Operating income (1)                                               $   3,797     $   2,433      $  11,838     $  14,166
--------------------------------------------------------------     ---------     ---------      ---------     ---------
Income before extraordinary item (1) (3)                           $   4,115     $   1,034      $   7,603     $   8,918
--------------------------------------------------------------     ---------     ---------      ---------     ---------
Net income applicable to common stock  (1) (2) (3)                 $   2,160     $   1,034      $   7,603     $   8,918
--------------------------------------------------------------     ---------     ---------      ---------     ---------
Basic earnings per share before extraordinary item (1) (3)         $    0.15     $    0.04      $    0.29     $    0.34
--------------------------------------------------------------     ---------     ---------      ---------     ---------
Earnings per share before extraordinary item N diluted (1) (3)     $    0.14     $    0.04      $    0.28     $    0.32
--------------------------------------------------------------     ---------     ---------      ---------     ---------
Market price per share:
High                                                               $  28 1/4     $ 26 5/8       $30 11/16     $ 42
Low                                                                $  23 3/8     $ 17 3/8       $25 3/16      $ 26 1/2
--------------------------------------------------------------     ---------     ---------      ---------     ---------

(1) Includes for the second and fourth quarter of 1998 restructuring charges of $68.7 million and $(0.7) million, respectively. Includes for the first and second quarter of 1997 restructuring charges of $1.8 million and $5.0 million, respectively (Note 4).

(2) Includes for the 1998 second quarter an after tax extraordinary loss of $5.1 million and for the 1997 first quarter an after tax extraordinary loss of $2.0 million, both of which resulted from the extinguishment of debt (Note 6).

(3) Includes in the second and third quarter of 1998 a $171.1 million and $16.2 million gain, respectively, on the sale of discontinued operations (Note 3).

 .....................PRIMARK CORPORATION AND SUBSIDIARIES.......................

44|Primark Annual Report

SHAREHOLDER INFORMATION

1999 Annual Meeting

The Annual Meeting of Shareholders will be held at the Burlington Marriott Hotel, 1 Mall Road, Burlington, Massachusetts on Wednesday, May 26, 1999 at 11 :00am. Information with respect to this meeting, the proxy statement and proxy will be mailed on or about April 9, 1999.

Stock Listed
New York and Pacific Stock Exchanges
Trading Symbol: PMK

Corporate Information/Investor Inquiries
The following information is available without charge to shareholders and other interested parties:
*    Annual Report
* Annual Report on Form 10-K filed with the Securities and Exchange Commission (exhibits filed as part of this report are available upon payment of a specified fee)
*    Quarterly Reports to Shareholders
*    Quarterly Reports on Form 10-Q filed with the Securities and Exchange
     Commission

To request these publications or if you have any questions about Primark, you are invited to contact:

Primark Investor Relations
1000 Winter Street, Suite 4300N
Waltham, MA 02451-1241
(781) 466-6611
(800) 755-1032
E-mail: investor-relations@primark.com

Shareholder Services
All inquiries regarding the following items should be directed to the Stock Transfer Agent.
*    Change of address
*    Lost stock certificates
*    Duplicate mailings
*    Transfer of stock to another person
*    Other administrative concerns

Stock Transfer Agent and Registrar
BankBoston
c/o EquiServe
P.O. Box 8040
Boston, MA 02266-8040
(781) 575-3120
(800) 730-6001
http://www.equiserve.com

Independent Accountants
Deloitte & Touche LLP
125 Summer Street
Boston, MA 02110-1617
(617) 261-8000

The Annual Report

This report is submitted for the general information of the shareholders of Primark Corporation and is not intended to be used in connection with any sale or purchase of securities.