Form 10-K405, Exhibit 13
period 1999-12-31
PRIMARK CORP
filed 2000-03-29
CIK 356064

                                                                      Exhibit 13

-------------------------------------------------------
FINANCIAL CONTENTS
-------------------------------------------------------
24 Consolidated Financial Statements
-------------------------------------------------------
28 Notes to Consolidated Financial Statements
-------------------------------------------------------
42 Report of Management
-------------------------------------------------------
42 Independent Auditors' Report
-------------------------------------------------------
43 Management's Discussion and Analysis
-------------------------------------------------------
50 Selected Financial Information - Five Year Data
-------------------------------------------------------
51 Supplementary Financial Information - Quarterly Data
-------------------------------------------------------


            [PRIMARK LOGO]              PRIMARK
                                        GLOBAL INFORMATION SERVICES

                       CONSOLIDATED STATEMENTS OF INCOME

In Thousands Except Per Share Amounts for Years Ended December 31                          1999             1998              1997
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES                                                                      $494,619        $434,540          $397,875
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of services                                                                         200,158         174,825           157,327
Selling, general and administrative                                                      188,191         165,884           151,309
Depreciation                                                                              20,843          17,221            17,371
Amortization of goodwill                                                                  18,850          15,625            15,805
Amortization of other intangible assets                                                   17,199          15,969            17,029
Restructuring and other charges                                                               (4)         67,970             6,800
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                                 445,237         457,494           365,641
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                                                   49,382         (22,954)           32,234
-----------------------------------------------------------------------------------------------------------------------------------
OTHER EXPENSE
Interest expense - net                                                                   (19,091)         (6,275)          (14,901)
Other expense - net                                                                         (513)         (1,562)              (38)
-----------------------------------------------------------------------------------------------------------------------------------
Total other expense                                                                      (19,604)         (7,837)          (14,939)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                              29,778         (30,791)           17,295
INCOME TAX EXPENSE                                                                        12,887           2,579            12,441
-----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                                                  16,891         (33,370)            4,854
-----------------------------------------------------------------------------------------------------------------------------------
DISCONTINUED OPERATIONS
Discontinued operations, net of income tax expense of
$5,614 in 1998 and $12,510 in 1997                                                            --           7,927            16,816
Gain on disposal of discontinued operations, net of income tax
expense of $108,376 in 1998                                                                   --         187,286                --
-----------------------------------------------------------------------------------------------------------------------------------
Total Discontinued Operations                                                                 --         195,213            16,816
-----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS AND CHANGE IN ACCOUNTING PRINCIPLE                       16,891         161,843            21,670
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT,
net of income tax benefit of $3,614 in 1998 and $1,379 in 1997                                --          (5,121)           (1,955)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE                                              16,891         156,722            19,715
CHANGE IN ACCOUNTING PRINCIPLE,                                                                                                 --
net of income tax benefit of $109 in 1999                                                   (219)             --                --
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                              $ 16,672        $156,722          $ 19,715
-----------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER COMMON SHARE
Income (loss) from continuing operations                                                $   0.82        $  (1.37)         $   0.18
Discontinued operations                                                                       --            8.03              0.64
Extraordinary loss                                                                            --           (0.21)            (0.07)
Change in accounting principle                                                             (0.01)             --                --
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                              $   0.81        $   6.45          $   0.75
-----------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER COMMON SHARE
Income (loss) from continuing operations                                                $   0.80        $  (1.37)         $   0.17
Discontinued operations                                                                       --            8.03              0.61
Extraordinary loss                                                                            --           (0.21)            (0.07)
Change in accounting principle                                                             (0.01)             --                --
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                              $   0.79        $   6.45          $   0.71
-----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic                                                                                     20,472          24,302            26,348
Dilutive effect of stock options                                                             519              --             1,596
-----------------------------------------------------------------------------------------------------------------------------------
Diluted shares outstanding (1998 excludes effect of options to purchase 929 shares)       20,991          24,302            27,944
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands For Years Ended December 31                                                        1999            1998          1997
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                                $   16,672       $ 156,722     $  19,715
Adjustments to reconcile net income to cash flows provided by operating activities:
Discontinued operations                                                                           --          (7,927)      (16,816)
Gain on sale of subsidiary                                                                        --        (187,286)           --
Restructuring charge - intangible assets                                                          --          60,673            --
Extraordinary loss on early extinguishment of debt                                                --           8,735         3,334
Change in accounting principle                                                                   219
Cash provided by (contributed to) discontinued operations                                         --          (6,306)       23,380
Depreciation and amortization                                                                 56,892          48,815        50,205
Other charges and credits - net                                                               (2,673)        (28,166)      (12,471)
Changes in operating working capital, excluding the effect of acquisitions:
   (Increase) in accounts receivable, unbilled and other receivables - net                   (11,848)        (17,462)       (5,366)
   (Increase) decrease in other current assets and liabilities                                  (999)         26,478         3,717
   (Decrease) in accounts payable                                                             (1,535)           (817)       (2,896)
   Increase in accrued payroll and benefits                                                   11,140           6,719         2,515
   Decrease (increase) in income and other taxes payable - net                               (14,633)          3,397        (5,506)
   Decrease (increase) in deferred revenue                                                   (10,108)          9,127        (1,787)
-----------------------------------------------------------------------------------------------------------------------------------
Net change in operating working capital                                                      (27,983)         27,442        (9,323)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                     43,127          72,702        58,024
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term notes payable                                                       1,075,526         919,171       225,304
Repayment of short-term notes payable                                                       (942,526)       (946,773)     (197,702)
Issuance of long-term debt                                                                        --         150,000       100,000
Repayment of long-term debt                                                                   (5,500)       (332,504)       (5,000)
Common stock repurchased and retired                                                         (39,306)       (197,263)      (56,238)
Common stock issuance and related tax benefit                                                  4,514          12,131        12,235
Debt issue costs and other                                                                    (1,060)         (2,112)       (3,853)
Call premium                                                                                      --          (4,900)           --
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                                          91,648        (402,250)       74,746
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                                         (35,136)        (22,812)      (23,965)
Software capitalized                                                                         (31,714)        (17,587)      (19,971)
Purchase of subsidiaries - net of acquired cash                                              (79,118)        (19,225)      (88,089)
Proceeds from disposal of discontinued operations                                              8,900         502,000            --
Tax paid on disposal of discontinued operations                                              (30,738)        (62,000)           --
Other - net                                                                                      226             171        (4,514)
Cash contributed to discontinued operations                                                       --         (12,395)       (7,965)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) investing activities                                        (167,580)        368,152      (144,504)
-----------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                         (390)            246          (762)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         (33,195)         38,850       (12,496)
CASH AND CASH EQUIVALENTS, JANUARY 1                                                          51,630          12,780        25,276
-----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, DECEMBER 31                                                    $   18,435       $  51,630     $  12,780
-----------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - CASH PAID FOR:
Income taxes, including amounts paid on discontinued operations                           $   53,450       $  95,431     $  12,834
Interest                                                                                  $   18,157       $  12,638     $  25,512
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In Thousands At December 31                                                                            1999                 1998
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                                          $ 18,435             $ 51,630
Accounts receivable, less allowance for doubtful accounts of $5,157 and $3,762, respectively        108,116               88,770
Unbilled and other receivables                                                                       11,992               13,203
Federal and other income tax receivable                                                              20,448                7,914
Other current assets                                                                                 16,940               15,806
Net assets of discontinued operations                                                                    --                8,900
---------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                175,931              186,223
---------------------------------------------------------------------------------------------------------------------------------
INTANGIBLE AND OTHER ASSETS
Goodwill, less accumulated amortization of $99,327 and $81,048, respectively                        583,371              526,624
Capitalized data and other intangible assets, less accumulated amortization of
$36,984 and $29,670, respectively                                                                    36,418               38,703
Capitalized software, less accumulated amortization of $23,899 and $18,578, respectively             66,640               37,765
Other                                                                                                10,665                9,797
---------------------------------------------------------------------------------------------------------------------------------
Total intangible and other assets                                                                   697,094              612,889
---------------------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT
Computer equipment                                                                                   75,432               79,837
Leasehold improvements                                                                               20,568               19,267
Other                                                                                                21,937               10,901
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                    117,937              110,005
Accumulated depreciation                                                                            (51,862)             (58,649)
---------------------------------------------------------------------------------------------------------------------------------
Net property and equipment                                                                           66,075               51,356
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                       $939,100             $850,468
---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Revolving bank debt                                                                                $133,000             $     --
Notes payable and current portion of capital lease obligations                                        8,774                7,390
Accounts payable                                                                                     10,120               12,059
Accrued employee payroll and benefits                                                                42,417               31,924
Income taxes payable                                                                                 14,672               49,232
Deferred revenue                                                                                     82,109               80,004
Other accrued expenses                                                                               54,457               53,441
---------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                           345,549              234,050
---------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT AND OTHER LIABILITIES
Senior subordinated notes                                                                           150,000              150,000
Deferred income taxes                                                                                14,484                9,599
Other liabilities                                                                                    11,142               16,641
---------------------------------------------------------------------------------------------------------------------------------
Total long-term debt and other liabilities                                                          175,626              176,240
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                   521,175              410,290
---------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTE 13)
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHAREHOLDERS' EQUITY
Common stock and additional paid-in-capital                                                          55,447               90,239
Retained earnings                                                                                   372,052              355,380
Accumulated other comprehensive income                                                               (9,574)              (5,441)
---------------------------------------------------------------------------------------------------------------------------------
Total common shareholders' equity                                                                   417,925              440,178
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities and common shareholders' equity                                                  $939,100             $850,468
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In Thousands For Years Ended December 31                                               1999               1998                1997
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, without par value - authorized 100,000,000 shares, issued
19,990,124; 21,251,455 and 26,800,399 shares, respectively, at $0.02 stated
value
Balance - beginning of year                                                        $    425           $     536           $    541
Issued for employee stock purchase and option plans                                       7                  11                 36
Retirement of common stock                                                              (32)               (122)               (41)
-----------------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                                                   400                 425                536
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
Balance - beginning of year                                                          89,814             274,834            296,005
Tax benefit relating to stock option plans                                               75               2,837             22,827
Issued for employee stock purchase and option plans                                   4,432               9,284             12,198
Retirement of common stock                                                          (39,274)           (197,141)           (56,196)
-----------------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                                                55,047              89,814            274,834
-----------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance - beginning of year                                                         355,380             198,658            178,943
Net income                                                                           16,672             156,722             19,715
-----------------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                                               372,052             355,380            198,658
-----------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME:
CUMULATIVE FOREIGN CURRENCY TRANSLATION ADJUSTMENT
Balance - beginning of year                                                          (1,975)             (3,057)               341
Translation adjustment                                                              (11,235)              1,658             (5,221)
Related income tax benefit (expense)                                                  3,932                (576)             1,823
-----------------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                                                (9,278)             (1,975)            (3,057)
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL MINIMUM PENSION LIABILITY
Balance - beginning of year                                                          (3,466)                 --                 --
Additional minimum pension liability                                                  3,966              (4,951)                --
Related income tax benefit (expense)                                                 (1,190)              1,485
-----------------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                                                  (690)             (3,466)                --
-----------------------------------------------------------------------------------------------------------------------------------
NET GAIN ON DERIVATIVE INSTRUMENTS DESIGNATED AS CASH FLOW HEDGES
Balance - beginning of year                                                              --                  --                 --
Net gain on derivative instruments designated as cash flow hedges                       668                  --                 --
Related income tax benefit (expense)                                                   (274)
-----------------------------------------------------------------------------------------------------------------------------------
Balance - end of year                                                                   394                  --                 --
-----------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income                                               (9,574)             (5,441)            (3,057)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL COMMON SHAREHOLDERS' EQUITY                                                  $417,925           $ 440,178           $470,971
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to the consolidated financial statements are an integral part of these statements.


                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In Thousands For Years Ended December 31                                               1999                1998               1997
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                         $ 16,672           $ 156,722           $ 19,715
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income, net of tax:
Cumulative translation adjustment                                                    (7,303)              1,082             (3,398)
Net gain on derivative instruments designated as cash flow hedges                       394                  --                 --
Additional minimum pension liability                                                  2,776              (3,466)                --
-----------------------------------------------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE LOSS                                                             (4,133)             (2,384)            (3,398)
-----------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                               $ 12,539           $ 154,338           $ 16,317
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.       BUSINESS
Primark Corporation and its majority-owned subsidiaries ("the Company") is a global information services company with businesses strategically focused in supplying financial, economic and market research information to financial and corporate markets.

b.       PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION
The consolidated financial statements include the accounts of the Company. All significant intercompany transactions and balances have been eliminated. Investments in companies of less than 50 percent are accounted for using the equity method.

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

Certain reclassifications have been made to prior year statements to conform to the 1999 presentation.

c.       FOREIGN CURRENCY TRANSLATION
The functional currency for most of the Company's foreign operations is the applicable local currency. Foreign currency accounts are translated into US dollars using current exchange rates in effect at the balance sheet date for assets and liabilities, and weighted average monthly exchange rates during the period for revenues and expenses. Adjustments resulting from translating foreign functional currency financial statements into US dollars are reported as a component of accumulated other comprehensive income (loss). Gains and losses resulting from transactions and certain balance sheet accounts denominated in currencies other than the applicable functional currency are included in income.

d.       CHANGE IN ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS
Effective January 1, 1999, the Company adopted Statement of Financial Accounting Standards 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities." FAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Depending on the nature of the underlying exposure being hedged, the effective portion of changes in the fair value of derivatives are either recognized in the consolidated statement of income or as a component of accumulated other comprehensive income. The ineffective portion of a derivative's change in fair value is recognized in the consolidated statement of income. In accordance with its risk management policy, the Company uses foreign currency options and foreign currency forward contracts. Gains and losses from financial instruments that do not qualify for hedge accounting are marked to market and recognized as a gain or loss in the current period. The Company does not hold or issue derivative instruments for trading purposes. The cumulative effect of a change in accounting principle due to adoption of FAS 133 as of January 1, 1999 was a charge to income of $219,000.

Prior to January 1, 1999, the Company applied the principles of Statements of Financial Accounting Standards 52 ("FAS 52"), "Foreign Currency Translation," and 119 ("FAS 119"), "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," when accounting for derivative financial instruments.

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

g.       GOODWILL
Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired and is amortized on a straight-line basis over estimated useful lives ranging from 5 to 40 years. The Company regularly evaluates the net carrying value of all long-lived assets, including intangibles and goodwill, for recoverability based upon the undiscounted future cash flows associated with these assets.

h.       CAPITALIZED SOFTWARE
During 1999, the Company adopted AICPA SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires certain expenditures made for internal use software to be capitalized. Capitalized software is amortized on a straight-line basis over periods ranging from 3 to 5 years. The adoption of these provisions did not materially impact the Company's consolidated results.

                                NOTES CONTINUED


i.       CAPITALIZED DATA AND OTHER INTANGIBLES
Costs incurred to maintain the Company's database assets are expensed as incurred. Costs associated with the purchase of historical data not currently part of the Company's database assets, as well as the cost of developing the history for new database content, are capitalized. Other intangible assets and liabilities consist primarily of non-compete covenants, trademarks and unfavorable lease commitments. Data and other intangibles are amortized on a straight-line basis over periods ranging from 3 to 20 years.

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

l.       ACCOUNTING FOR STOCK-BASED COMPENSATION
The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations. The impact of recording stock-based compensation under the method prescribed by Statement of Financial Accounting Standards 123 ("FAS 123"), "Accounting for Stock-Based Compensation," is disclosed in Note 9.

m.       EARNINGS PER SHARE
Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.


2.       ACQUISITIONS

During the three year period ended December 31, 1999, the Company made the acquisitions set forth below, each of which has been accounted for as a purchase. Accordingly, the purchase price has been allocated to the identifiable net assets acquired. The excess of the purchase price over the net identifiable assets acquired has been allocated to goodwill and is amortized on a straight-line basis. The consolidated financial statements include the operating results of each business from the date of acquisition.

a.       1999

                                                              Remaining 20%
                                                               Interest in
  Summary of Acquisition Costs (000s)                           Worldscope            Extel              A-T
  -----------------------------------------------------------------------------------------------------------
  Cash                                                             $ 9,000          $30,669          $35,306
  Convertible Notes Issued                                           7,000               --               --
  Acquisition Fees                                                      --            1,249              825
  Other                                                                 --               --               34
  -----------------------------------------------------------------------------------------------------------
  Total Consideration                                              $16,000          $31,918          $36,165
  Acquired Cash                                                         --               --           (1,253)
  -----------------------------------------------------------------------------------------------------------
  Consideration Paid                                               $16,000          $31,918          $34,912
  -----------------------------------------------------------------------------------------------------------
  Excess of Purchase Price over Fair Value                         $16,566          $31,532          $29,028
  -----------------------------------------------------------------------------------------------------------

Worldscope
On June 1, 1999, the Company acquired the remaining 20% minority interest in Worldscope for $16.0 million, giving Primark 100% ownership of this business. The purchase price consisted of a $9.0 million cash payment and two $3.5 million convertible subordinated notes. The excess of the purchase price over the fair market value of net assets acquired of approximately $16.6 million is being amortized on a straight line basis over 25 years. Future adjustments to the total purchase price allocation, if any, are not expected to materially affect the Company's financial statements. Worldscope produces a leading database covering global company financial information on over 24,000 companies from 53 countries.

Extel
On February 19, 1999, the Company acquired the Company Fundamental Data business and the Extel brand name ("Extel") from The Financial Times Group, part of Pearson plc, for $31.9 million, subject to certain post closing adjustments. The excess of purchase price over fair value of net assets acquired of approximately $31.5 million is being amortized on a straight-line basis over 25 years. Extel is a widely recognized brand name in the European and Asian markets and provides summarized company "tear sheets" for rapid corporate analysis, historical company fundamental information, image-based data, textual corporate profiles and company news to the investment industry worldwide.

A-T Financial
On February 5, 1999, Primark acquired all of the outstanding shares of A-T Financial Information ("A-T") for $34.9 million, which is net of acquired cash. During the fourth quarter of 1999, the Company reallocated the purchase price based on an appraisal increasing certain identifiable intangibles, reducing the preliminary allocation of the excess purchase price over the fair value of net assets acquired of approximately $31.1 million to $29.0 million and decreasing the estimated life of goodwill from 40 years to 20 years. These

                                NOTES CONTINUED

changes in purchase price allocation and estimated life of goodwill have the effect of decreasing net income by $304,000 in the fourth quarter of 1999. Founded in 1987, A-T is a real-time financial information content provider servicing institutional and retail markets with timely, high quality, global securities information and attendant display and distribution technology.

OnPoint
Also during 1999, the Company acquired OnPoint Technologies, Inc. for an aggregate purchase price of approximately $3.3 million. Goodwill associated with this acquisition of approximately $3.3 million is being amortized over five years. OnPoint specializes in developing Internet-based financial applications and software products for the financial services sector.

The following unaudited pro forma financial information reflects the consolidated results of operations of the Company for the years ended December 31, 1999 and 1998 as though the acquisitions had occurred on January 1 of the respective year. This information has been prepared for comparative purposes only and does not necessarily represent actual operating results that may be achieved in the future or that would have occurred had the acquisitions been consummated on January 1, 1998.

(000s) except Earnings Per Share                         1999            1998
------------------------------------------------------------------------------
Operating revenues                                   $497,462       $ 463,696
------------------------------------------------------------------------------
Income (loss) from continuing operations               16,006         (40,713)
------------------------------------------------------------------------------
Net income                                             15,787         149,379
------------------------------------------------------------------------------
Diluted earnings (loss) per share from
 continuing operations                               $   0.76       $   (1.68)
------------------------------------------------------------------------------

b.       1998
During 1998, the Company acquired four companies for an aggregate purchase price of approximately $8.8 million. Goodwill associated with these acquisitions of approximately $3.5 million is being amortized over five years. The companies acquired supplement and enhance existing product offerings and capabilities. Due to the relative size of the acquisitions made in 1998, no pro forma information is required.

c.       1997

Summary of Acquisition Costs (000s)                      WEFA       Baseline
-----------------------------------------------------------------------------
Cash                                                  $45,000        $40,963
Acquisition Fees                                          204            233
-----------------------------------------------------------------------------
Total Consideration                                   $45,204        $41,196
Acquired Cash                                            (308)            (2)
-----------------------------------------------------------------------------
Consideration Paid                                    $44,896        $41,194
-----------------------------------------------------------------------------
Excess of Purchase Price over Fair Value              $44,979        $39,431
-----------------------------------------------------------------------------


WEFA
On February 7, 1997, the Company acquired all of the outstanding stock of WEFA Holdings, Inc. ("WEFA") for $45.0 million in cash. Headquartered in Pennsylvania, WEFA is an international provider of value added economic information and consulting services to Fortune 500 companies, governments, universities and financial institutions. The excess of purchase price over fair value of net assets acquired of approximately $45.0 million is being amortized on a straight-line basis over 35 years.

Baseline
On January 6, 1997, the Company purchased all of the outstanding stock of Baseline Financial Services, Inc. ("Baseline") for $41.0 million in cash. Baseline provides institutional investors with visual valuation graphics of financial market information. The excess of purchase price over fair value of net assets acquired of approximately $39.4 million is being amortized on a straight-line basis over 30 years.

3.       DISCONTINUED OPERATIONS AND DISPOSITIONS

The accompanying consolidated financial statements reflect the operating results of two discontinued operations separately from the Company's continuing operations for 1998 and 1997. Consolidated interest expense has been allocated to discontinued operations based upon their ratio of net assets to total consolidated net assets.

Discontinued Operations (000s)                    1998              1997
-------------------------------------------------------------------------
Income (loss):
TASC                                          $  3,735           $17,086
TIMCO                                            4,192              (270)
-------------------------------------------------------------------------
Total                                         $  7,927           $16,816
-------------------------------------------------------------------------
Gain on disposal:
TASC                                          $171,115           $    --
TIMCO                                           16,171                --
-------------------------------------------------------------------------
Total                                         $187,286           $    --
-------------------------------------------------------------------------


TASC
On April 1, 1998, the Company completed the sale of TASC and its affiliated weather information companies to Litton Industries for $432.0 million in cash plus an equity adjustment of $8.9 million.

The Company recorded a gain on the sale of $171.1 million which includes the $8.9 million closing adjustment, transaction costs of $6.1 million, taxes of $99.9 million and the net book value of TASC's assets. The cash, net of all transaction costs and taxes, received by the Company from the foregoing sale was approximately $334.9 million; $8.9 million of which was received in January of 1999.

                                NOTES CONTINUED

TIMCO
On September 22, 1998, the Company completed the sale of all of the outstanding common stock of its heavy aircraft maintenance unit, the Triad International Maintenance Corporation ("TIMCO"), to Aviation Sales Maintenance, Repair & Overhaul Company ("AVS"), a division of Aviation Sales Company. The transaction was executed in accordance with a Stock Purchase Agreement dated August 10, 1998 for a cash purchase price of $70.0 million and resulted in a gain of $16.2 million. Pursuant to the Stock Purchase Agreement, a working capital adjustment of $1.3 million was based upon TIMCO's closing balance sheet as of September 22, 1998, and was received in November 1998.

4.       RESTRUCTURING AND OTHER CHARGES

a.       REORGANIZATION
Effective June 1, 1998, the Company was reorganized in order to focus solely on its information services businesses. In connection with this reorganization, the Company recorded $68.7 million in operating expenses for direct and other reorganization related costs in June 1998. In addition, an extraordinary loss of $8.7 million ($5.1 million after tax) was also recorded in June 1998 in connection with the early extinguishment of debt.

The restructuring charge included the write-off of intangible assets for: (i) $25.0 million of previously capitalized software related to the planned integration of several product offerings on common software platforms; (ii) $1.5 million of data that was determined to be duplicative and not used as a result of the software platform integration; (iii) write-off of $23.9 million of goodwill associated with software and data, established as part of purchase accounting; (iv) write-off of $7.2 million of goodwill related to DAFSA; and (v) write-off of $3.1 million of a trademark no longer used in the restructured organization. The level of impairment as well as the fair value of liabilities accrued was determined based upon the discounted value of estimated future cash flows.

The $68.7 million charge included $8.0 million related primarily to termination benefits in the phased reduction of employees and the abandonment of leased facilities, including leasehold improvements. Salaries and termination benefits, either in the form of one-time or periodic payments, were made when the employee ceased employment. These employees were in management, sales and administrative support. In December of 1998, $707,000 of restructuring accruals was reversed into income for a lease that was bought out by a third party at terms more favorable than originally estimated.

During 1999, the Company decided not to abandon certain leased space, primarily as a result of acquisitions made since the restructuring charge was recorded in June of 1998. Also, the Company was able to sub-lease or otherwise abandon certain leases for less than was originally estimated. This resulted in a reduction of restructuring expense and the related accrual of approximately $3.0 million. The Company also wrote off leasehold improvements and amortized leases associated with abandoned space in an amount equal to approximately $877,000. The severance accrual was reduced by $780,000 during 1999, $711,000 for severance amounts paid to 49 employees and $69,000 for amounts settled favorably. An additional amount of approximately $3.1 million of severance was also incurred and paid to 45 employees notified and terminated in 1999.

As of December 31, 1999, the remaining accrual totaled $611,000 and is recorded in other liabilities. Approximately $410,000 of this amount represents the liability associated with abandoned lease space to be paid out over the next 3 years and $201,000 represents severance related to two staff reductions to be paid in the first quarter of 2000.

Details of activity related to the restructuring and other costs in 1998 and 1999 are as follows:

                                           ABANDONMENT OF
                                       LEASED FACILITIES,     SALARIES AND
                                      INCLUDING LEASEHOLD      TERMINATION
1998 PLAN (000s)                             IMPROVEMENTS         BENEFITS                 TOTAL
-------------------------------------------------------------------------------------------------
Balance January 1, 1998                           $    --          $    --               $    --
Expensed                                            5,156            2,871                 8,027
Paid                                                 (176)          (1,890)               (2,066)
Reversed                                             (707)              --                  (707)
-------------------------------------------------------------------------------------------------
December 31, 1998 Accrual                         $ 4,273          $   981               $ 5,254
Expensed                                               --               --                    --
Paid / write-off of related assets                   (877)            (711)               (1,588)
Reversed                                           (2,986)             (69)               (3,055)
-------------------------------------------------------------------------------------------------
DECEMBER 31, 1999 ACCRUAL                         $   410          $   201               $   611
-------------------------------------------------------------------------------------------------


                                                           SALARIES AND
1999 PLAN (000s)                                   TERMINATION BENEFITS
------------------------------------------------------------------------
Balance January 1, 1999                                        $     --
Expensed                                                          3,051
Paid                                                             (3,051)
------------------------------------------------------------------------
December 31, 1999 Accrual                                      $     --
------------------------------------------------------------------------





The following table summarizes the effect to the income statement for restructuring items for the year ended December 31, 1999.

(000s)
------------------------------------------------------------------------
Salaries and termination benefits                               $ 3,051

Leasehold and related items not abandoned or items
settled for amounts less than originally anticipated             (2,986)

Salaries and termination benefits settled for amounts
less than anticipated                                               (69)
------------------------------------------------------------------------
Total                                                           $    (4)
------------------------------------------------------------------------

                                NOTES CONTINUED

b.       DISCLOSURE
During the first quarter of 1997, the Company recorded a $1.8 million charge at Disclosure to take advantage of new information technology, reorganization of Disclosure's document business and other actions aimed at reducing costs and enhancing efficiency. The restructuring provision included estimated costs for employee severance and other benefits of $981,200, asset write-downs of $713,600 and idle facility related costs of $105,200. As part of the restructuring, 114 employees were terminated. The spending for these accrued restructuring costs was completed in June 1997.

b.       DAFSA
During the second quarter of 1997, the Company recorded a restructuring charge of $5.0 million related to the integration and downsizing of operations at DAFSA. Due to DAFSA's unprofitable condition, tax benefits associated with losses incurred during 1997, including the restructuring charge, were not recognized. In addition to the $5 million restructuring charge noted above, when the Company acquired DAFSA in June of 1996, approximately $1.5 million of integration costs were recorded in determining the purchase accounting. The subsequent restructuring charge is the result of a plan to further integrate DAFSA's personnel, space and products with those of the Company's other subsidiaries. The $6.5 million total restructuring provision was completed in early 1997 and included: (i) approximately $1.7 million of costs for exiting a line of business; (ii) the future rent cost of abandoned space of $1.0 million;
(iii) employee severance and other benefits of $1.4 million; (iv) asset write-downs of $1.2 million; and (v) legal, professional and other related costs of $1.2 million.

5.       LEASES

The Company leases a variety of assets principally under non-cancelable operating lease agreements, including office facilities, real property, and computer and office equipment. These leases expire at various dates through 2015. Total rent expense for all operating leases was $17.9 million, $16.7 million and $15.1 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Future Minimum Lease Commitments (000s)                Capital      Operating
------------------------------------------------------------------------------
2000                                                     $ 559        $17,568
2001                                                       278         16,616
2002                                                        54         14,582
2003                                                         6         12,646
2004                                                         6          8,892
Thereafter                                                  --         28,129
------------------------------------------------------------------------------
Total minimum lease payments                             $ 903        $98,433
                                                                      --------
Amounts representing interest and other                    (59)
---------------------------------------------------------------
Present value of net minimum payments                    $ 844
Less: current portion                                     (524)
---------------------------------------------------------------
Long-term obligations                                    $ 320
------------------------------------------------------------------------------

6.       SHORT-TERM AND LONG-TERM DEBT

On December 16, 1998, the Company issued $150.0 million of 91/4% Senior Subordinated Notes (the "Subordinated Notes") due 2008. The Subordinated Notes are carried at their principal amount due at maturity. Interest only is due on the Subordinated Notes and is payable semi-annually on June 15 and December 15. The Subordinated Notes are unsecured obligations of the Company, contain no mandatory sinking fund or redemption requirements, and are redeemable in whole or in part at the option of the Company in 2003 and thereafter at redemption prices ranging from 104.625% to 100.000% plus accrued interest. In addition, prior to December 15, 2001, the Company may redeem up to 35% of the principal amount of the Subordinated Notes with the net cash proceeds of one or more sales by the Company of its capital stock at a redemption price of 109.250% plus accrued interest. This redemption may occur provided that at least 65% of the aggregate principal amount of the Subordinated Notes originally issued remains outstanding after each such redemption. The Subordinated Notes are subject to various restrictive covenants. The Company is restricted from paying cash dividends on its common stock, repurchasing its common stock or making certain other payments which in the aggregate exceed the sum of: (i) $25.0 million; (ii) 50% of the Company's consolidated net income (cumulative from October 1, 1998);
(iii) 100% of the net proceeds received from sales of the Company's common stock for cash; and (iv) 100% of the net reduction in investments resulting from payments of interest, dividends or repayments of debt to the Company, or from the net cash proceeds from the sale of any such investments. The Company used a portion of the net proceeds: (i) to repay outstanding borrowings; (ii) to repurchase stock; and (iii) for other general corporate purposes. The Company incurred costs of $4.4 million in conjunction with the arrangement, which are being amortized over the term of the debt.

In conjunction with the above, the Company replaced its outstanding $75.0 million credit facility with a $225.0 million revolving credit facility (the "Credit Facility") which expires in 2002. The aggregate credit committed amount reduces semi-annually on June 30 and December 31 of each year. As of December 31, 1999 the total revolving credit committed was $205.0 million which will be reduced by $20.0 million during 2000. Interest on the borrowings under the new revolving credit facility is payable at rates ranging from 0.375% to 1.50% above the current prevailing LIBOR rate of interest.

On February 7, 1997, the Company entered into a refinancing agreement to replace funds expended for acquisitions, resulting in an extraordinary after tax loss of $2.0 million.

                                NOTES CONTINUED

In connection with the purchase of the remaining 20% minority interest in Worldscope on June 1, 1999, the Company issued two $3.5 million Convertible Subordinated Notes. The notes bear interest at 5%, have a maturity date of June 1, 2014, are due upon demand at any time after January 1, 2000 and are convertible into the Company's common shares at a price of $30 per share. The Notes are callable by the Company in the event of a change in control.

The ICV Purchase Notes are currently callable by the owners and must be paid by the Company no later than October 24, 2002. Interest on the ICV Purchase Notes is payable quarterly at the current prevailing LIBOR rate. Through 1999, the Company has paid $7.0 million of the ICV Purchase Notes and $1.3 million remains outstanding.


a.       SHORT-TERM DEBT

December 31 (000s)                                         1999         1998
-----------------------------------------------------------------------------
Outstanding bank borrowings                            $133,000     $     --
Available bank borrowings                              $ 72,000     $220,000
Effective interest rate at December 31                     7.78%          --
-----------------------------------------------------------------------------
Worldscope 5% Convertible Subordinated Notes           $  7,000     $     --
ICV Variable Purchase Notes                            $  1,250     $  6,750
-----------------------------------------------------------------------------

b.       LONG-TERM DEBT

The Company's outstanding long-term debt, including capital lease obligations, is shown below.

December 31 (000s)                                         1999         1998
-----------------------------------------------------------------------------
Primark 9 1/4% Senior Subordinated Notes
Due 2008                                               $150,000     $150,000
Capital lease obligations                                   844        2,129
-----------------------------------------------------------------------------
Total debt and capital lease obligations               $150,844     $152,129
Less current maturities                                    (524)        (640)
-----------------------------------------------------------------------------
Long-term debt and capital lease obligations           $150,320     $151,489
-----------------------------------------------------------------------------

7.       FINANCIAL INSTRUMENTS

The Company enters into a variety of financial instruments, including foreign currency forward and call option contracts and interest rate swaps, to manage currency and interest rate risk. The Company does not hold or issue derivative contracts for trading purposes.

The Company is exposed to credit losses in the event of non-performance by counterparties to these financial instruments, but it does not expect any of the counterparties to fail to meet their obligations. To manage credit risks, the Company selects counterparties based on credit ratings and monitors the exposure with each counterparty.

a.       FOREIGN EXCHANGE MARKET RISK

Forward and option contracts related to foreign exchange market risk are utilized to reduce the exposure of the Company's anticipated foreign revenues, net of cash operating expenses, to excessive foreign currency fluctuations. A significant portion of the Company's revenues are denominated in currencies other than the US dollar. For the twelve months ended December 31, 1999, approximately 57.8% of total revenues, including intercompany sales, were denominated in non-US dollar currencies of which approximately 33.8%, 17.6% and 6.4% are denominated in UK sterling, currencies of Continental Europe and Asian currencies, respectively. The majority of the Company's revenues are subscription-based arrangements of up to two years in duration.

Additionally, a significant percentage of the Company's operating costs are denominated in foreign currencies. The Company maintains significant production, product development, sales and administrative functions in the United Kingdom. Also, the Company maintains local sales and customer service functions in most financial centers of Europe and Asia. For the twelve months ended December 31, 1999, approximately 52.5% of operating income, excluding goodwill amortization, was denominated in non-US dollar currencies of which approximately 3.3%, 42.0% and 7.2% are denominated in UK sterling, currencies of Continental Europe and Asian currencies, respectively. The primary market risk that the Company faces is the US dollar strengthening against the euro, Swiss franc, Swedish krona and Japanese yen. The use of domestic investment and borrowing facilities eliminates foreign currency exposures related to financial instruments.

Derivatives related to the foreign exchange market risk category are utilized to reduce the exposure of the Company's operating income to excessive foreign currency fluctuations. Certain principles underlying the Company's foreign exchange risk management strategy include: (i) derivative contracts are assigned to an identified cash flow exposure and the notional amount of such derivatives will not exceed the amount of the underlying exposure; (ii) levels of cover for foreign exchange hedging will not exceed 90% for exposures with a horizon within the next 12 months, and 75% for the following 12 months; (iii) derivatives linked to a cash flow exposure will not exceed 24 months in duration; and (iv) options can only be written as part of a matched combination strategy or collar with no net premium received.

The Company principally enters into contracts to deliver foreign currencies for UK sterling at agreed-upon exchange rates with maturities not exceeding two years. The underlying transactions typically represent estimated future service fees from the Company's network of global sales organizations. The Company accounts for these instruments as cash flow hedges. In accordance with FAS

                                NOTES CONTINUED

133, the fair value of changes of derivative instruments related to the effective portion of cash flow hedges are initially recorded as a component of other comprehensive income. Hedging transactions are typically set up with a notional principal less than the principal of the underlying transaction.

At December 31, 1999 the notional value of foreign exchange contracts to deliver UK sterling is shown below.

(000s)                                                     Notional Amounts
----------------------------------------------------------------------------
FAIR VALUE FORWARD EXCHANGE CONTRACTS:
Euro                                                                $ 8,058
Japanese Yen                                                          3,901
Swiss Franc                                                           1,748
----------------------------------------------------------------------------
                                                                    $13,707
----------------------------------------------------------------------------

Effectiveness of these contracts is measured as the first units of currency of the underlying exposure being hedged and is reviewed quarterly to ensure that the estimated amount of the exposure being hedged does not decline below the notional principal of the respective hedging transactions.

Unrealized gains and losses on cash flow hedges accumulate in other comprehensive income and are reclassified into earnings when the forecasted transaction affects earnings. For the year ended December 31, 1999, there was no ineffective portion of derivative gains or losses reported in earnings, and net gains from hedge transactions reclassified from other comprehensive income to revenues totaled $710,000. At December 31, 1999, the fair value of derivative instruments designated as cash flow hedges is $394,000 and is recorded in other current assets with the offset to other comprehensive income. This gain will be recognized in revenues over the next 24 months as the forecasted revenues are recognized.

Forward and option contracts are also entered into to protect anticipated repatriations of excess cash flow, primarily from the UK, under intercompany loan agreements or other financial transactions. The Company accounts for these instruments at fair market value, recording each period's gains or losses in non-operating income or loss. For the year ended December 31, 1999, the net gain on these instruments recorded in non-operating income was $486,000. Foreign exchange contracts with a value of $160,000 are recorded on the balance sheet in other current assets at December 31, 1999.

The notional value of these foreign exchange contracts at December 31, 1999 is shown below.

(000s)                                                     Notional Amounts
----------------------------------------------------------------------------
CASH FLOW FORWARD EXCHANGE CONTRACTS:
Euro                                                                 $2,681
UK Sterling                                                           7,051
----------------------------------------------------------------------------
                                                                     $9,732
----------------------------------------------------------------------------

b.       INTEREST RATE MARKET RISK

Derivatives contracts entered into relate to specific financial liabilities or assets with either fixed or floating interest rates attached. The objective of the Company's interest rate risk management program is to optimize and regulate the mix of fixed and floating rate assets and liabilities recorded on the Company's balance sheet with consideration given to management's plans for future investments, divestitures and financing. To manage its interest rate exposures, the Company may utilize forward rate agreements, swaps and options. During 1999 and 1998, the Company was not a party to any outstanding interest rate derivative agreements.

c.       DEBT

The fair value of the Company's $150.0 million 91/4% Subordinated Notes was approximately $141.0 million and $150.0 million at December 31, 1999 and 1998, respectively, and the book value was $150.0 million as of each of these respective dates. Estimated fair value of these financial instruments was based upon quotations obtained from investment and commercial bankers using comparable securities.

d.       1998

Prior to January 1, 1999, the Company applied the principles of FAS 52 when accounting for derivative financial instruments. The table below illustrates the US dollar equivalent of foreign exchange contracts at December 31, 1998 along with unrecorded gross unrealized gains and losses.

                                                 Gross
                                   Notional   Unrealized      Gross Unrealized
(000s)                             Amounts  Gains Deferred    Losses Deferred
------------------------------------------------------------------------------
FORWARD EXCHANGE CONTRACTS:
Japanese Yen                        $3,363             $--              $(291)
US Dollars/Irish Punt                 (112)             --                 --
Swedish Krona                          724               6                 --
Other                                   88              21                (11)
------------------------------------------------------------------------------
                                    $4,063              27               (302)
------------------------------------------------------------------------------

OPTION CONTRACTS PURCHASED:
Swedish Krona                       $1,591             $--              $  (3)
------------------------------------------------------------------------------
                                    $1,591             $--              $  (3)
------------------------------------------------------------------------------

The carrying and estimated fair values of certain of the Company's financial instruments at December 31, 1998 are shown below.

(000s)                             Carrying Value        Estimated Fair Value
------------------------------------------------------------------------------
Forwards                                     $192                        $(83)
Options                                      $ 14                        $ 11
------------------------------------------------------------------------------

                                NOTES CONTINUED

8.       SHAREHOLDERS' EQUITY

a.       COMMON STOCK

In June 1998, the Company purchased 4,540,000 shares at $34 per share in a "Dutch Auction" self-tender offer for $155.0 million, including legal and accounting fees. In addition, in July 1998, the Company implemented an open market purchase program to buy up to 4,000,000 shares of its common stock from time to time, depending on market conditions. As a result, during 1999 and 1998, the Company purchased a total of 1,582,046 and 6,108,500 shares at a total cost of $39.3 million and $197.3 million, representing approximately 5.9% and 22.8% of its total outstanding common stock, respectively. As of December 31, 1999, the Company had authority remaining to buy back up to 849,454 additional shares of its common stock, however, the Company is limited to approximately $13.4 million of additional repurchases under its existing bank covenants.

In 1997, the Company repurchased 1,349,000 shares of its outstanding common stock in the open market at a total cost of $26.6 million under a prior authorization.

The Company issued approximately 320,715 and 560,000 shares of common stock during 1999 and 1998, respectively, in connection with its stock option and employee stock purchase plan.

In December of 1997, the Company received 722,000 shares of its common stock to satisfy the exercise price of stock options and payment of withholding taxes due on option exercises totaling $29.6 million. The Company drew on its revolving credit facility to satisfy the withholding tax payment. In connection with these option exercises, the Company received a tax deduction related to the option exercises which resulted in a $25.0 million refund and reduction in taxes paid.

b.       RIGHTS AGREEMENT

The Company's Rights Agreement (the "Rights Agreement") is designed to deter coercive or unfair takeover tactics, and to prevent a buyer from gaining control of the Company without offering a fair price to all of its shareholders. The Rights Agreement generally becomes effective when a potential acquirer beneficially owns 15% or more of the outstanding shares of the Company's common stock. Each Right represents the right to purchase one share of Common Stock of the Company at a price per share of $138.00, subject to adjustment. The Rights, which do not have voting privileges, are redeemable under certain circumstances at $0.01 per Right and will expire on January 25, 2008, unless previously redeemed. At December 31, 1999, common stock reserved for issuance under the Rights Agreement was 19,990,124 shares.

9.       RETIREMENT AND BENEFIT PLANS

a.       EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Under the 401(K) provisions of the Primark Corporation Employee Savings and Stock Ownership Plan ("ESSOP"), the Company matches 50% of an employee's contribution up to a maximum of 3% of each participant's compensation. Participating employees' future benefits are based on their vested portion of contributions, plus their pro rata share of subsequent fund investment gains or losses. The Company contributed $1.7 million in 1999 and $1.4 million during 1998.

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

December 31 (000s)                                                       1999             1998
-----------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation, beginning of year                                 $28,956          $20,508
Service cost                                                            2,070            1,589
Interest cost                                                           1,698            1,589
Net actuarial loss (gain)                                              (2,458)           5,839
Benefits paid                                                            (420)            (569)
-----------------------------------------------------------------------------------------------
Benefits obligation, end of year                                      $29,846          $28,956
-----------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of fund assets, beginning of year                          $23,877          $19,661
Actual return on fund assets                                            1,375            3,463
Employer contribution                                                   1,472            1,322
Benefits paid                                                            (420)            (569)
-----------------------------------------------------------------------------------------------
Fair value of fund assets, end of year                                $26,304          $23,877
-----------------------------------------------------------------------------------------------
Funded status                                                         $(3,542)         $(5,079)
Unrecognized net actuarial loss                                         4,625            7,555
Unrecognized prior service cost                                            81              100
Unrecognized transition (asset)                                        (1,197)          (1,489)
-----------------------------------------------------------------------------------------------
Net amount recognized                                                 $   (33)         $ 1,087
-----------------------------------------------------------------------------------------------
Amounts recognized in the statement of financial position consist of:
Accrued benefit liability                                             $  (804)         $(2,479)
Intangible assets                                                          81              100
Additional minimum pension liability                                      690            3,466
-----------------------------------------------------------------------------------------------
Net amount recognized                                                 $   (33)         $ 1,087
-----------------------------------------------------------------------------------------------

                                NOTES CONTINUED

The following assumptions were used in accounting for foreign defined benefit plans.

December 31                                 1999        1998        1997
-------------------------------------------------------------------------------
Discount rate                               6.8%        6.1%        7.8%
Rate of increase in future compensation     4.5%        4.0%        5.0%
Rate of return on plan assets               8.3%        7.8%        9.3%
-------------------------------------------------------------------------------

The components of net periodic benefit cost for foreign defined benefit plans are shown below.

December 31 (000s)                          1999        1998        1997
-------------------------------------------------------------------------------
Service cost                             $ 2,070     $ 1,589     $ 1,345

Interest cost                              1,698       1,589       1,362

Expected return on
plan assets                               (1,633)     (1,706)     (1,627)

Amortization of the
transition amount                           (243)       (251)       (249)

Amortization of prior
service cost                                  16          33          33

Amortization of loss                         663         318         133
-------------------------------------------------------------------------------
Net periodic benefit cost                $ 2,571     $ 1,572     $   997
-------------------------------------------------------------------------------

c.       EMPLOYEE STOCK PURCHASE AND STOCK OPTION PLANS

Established in 1992, the Primark Corporation Employee Stock Purchase Plan is available to all employees of the Company and certain subsidiaries. Under this plan, employees may purchase through periodic payroll deductions up to a maximum of 3,000,000 shares of the Company's common stock at 85% of the lower of the average market price of such shares, either at the beginning or end of each six month offering period.

The Primark Corporation 1992 Stock Option Plan (the "1992 Plan") provides for the granting of options to purchase common stock to officers and certain key employees of the Company and its subsidiaries. This plan limits the number of shares subject to option that may be granted to any participant in any year to 100,000 shares. Stock options available for grant in any one year under the 1992 Plan may not exceed 1.5% of the Company's outstanding common stock as of January 1 of each year, plus any excess of available stock options not granted from previous years. Generally, options outstanding under the Company's stock option plans are: (i) granted at prices equal to the fair market value of the stock on the date of grant; (ii) vest within a three year period; and (iii) expire ten years from the date of grant.

In May 1999, the Company terminated its Stock Option Plan for Non-Employee Directors and established the 1999 Stock Option Plan for Non-Employee Directors, which provides for the granting of 200,000 options to purchase shares of Primark common stock. Options under this new plan: (i) are granted at prices equal to the fair market value of the stock on the date of grant; (ii) vest immediately; and (iii) expire ten years from the date of grant.

Changes in the number of options granted under the Company's various stock option plans are shown below.

                                          1999                            1998                           1997
----------------------------------------------------------------------------------------------------------------------
                                               Weighted                        Weighted                       Weighted
                                                Average                         Average                        Average
                                               Exercise                        Exercise                       Exercise
                                   Shares         Price           Shares          Price           Shares         Price
----------------------------------------------------------------------------------------------------------------------
Outstanding at
January 1                       4,082,815        $22.96        4,116,406         $20.71        4,375,865        $12.51
Granted at
market value                      936,250         24.20          598,375          34.39        1,056,875         24.89

Granted above
market value                           --            --               --             --          500,000         33.34

Granted below
market value                       14,200          9.02               --             --               --            --

Exercised                        (284,731)        12.91         (476,671)         15.52       (1,692,663)         5.68

Canceled                         (144,579)        28.53         (155,295)         30.00         (123,671)        23.36
----------------------------------------------------------------------------------------------------------------------
Outstanding at
December 31                     4,603,955        $23.62        4,082,815         $22.96        4,116,406        $20.71
----------------------------------------------------------------------------------------------------------------------
Available for
future grant at
December 31                       425,585                        538,297                         657,361
Exercisable at
December 31                     3,073,565                      2,358,483                       1,213,263
----------------------------------------------------------------------------------------------------------------------





The following table sets forth information regarding options outstanding at December 31, 1999.

                                 Options Outstanding      Options Exercisable
-------------------------------------------------------------------------------
                                  Weighted    Weighted                Weighted
                                   Average     Average                 Average
        Range of         Number  Remaining    Exercise       Number   Exercise
 Exercise Prices    Outstanding       Life       Price  Exercisable      Price
-------------------------------------------------------------------------------
 $ 7.63 - $12.88       563,909        2.42      $11.37      563,909     $11.37
 $13.50 - $14.00       795,500        4.48      $13.69      795,500     $13.69
 $14.05 - $24.25     1,117,930        7.69      $22.67      784,506     $23.03
 $25.00 - $33.25     1,566,291        8.08      $28.31      633,060     $27.41
 $36.38 - $42.50       560,325        7.00      $38.85      296,590     $40.77
-------------------------------------------------------------------------------
 $ 7.63 - $42.50     4,603,955        6.54      $23.62    3,073,565     $21.09
-------------------------------------------------------------------------------

                                NOTES CONTINUED


Effective November 17, 1999, ScoreLab, Inc., a subsidiary of the Company established its 1999 Stock Option Plan. This Plan is available to employees, officers and directors of the Company and its subsidiaries and consultants and advisors of the Company and provides such individuals options to purchase shares of ScoreLab, Inc. Pursuant to the 1999 ScoreLab Plan, up to 150,000 shares in the aggregate may be issued under this Plan, which represents 15% of ScoreLab's issued and outstanding common stock. The options granted under the 1999 ScoreLab
Plan: (i) are granted at fair value; (ii) vest within a two-year period; and
(iii) expire ten years subsequent to grant date. On December 6, 1999, 113,250 options were granted at a fair value of $8. These were the only options granted during 1999. There were no options exercised or canceled in 1999. At December 31, 1999, there are 38,208 options exercisable and 36,750 shares available for future grants. To date, this plan has not been dilutive to the Company's interest in the earnings of this subsidiary.

Effective December 23, 1999, the Yankee Group, a subsidiary of the Company, established its 1999 Stock Option Plan. This Plan is available to employees, officers and directors of the Company and its subsidiaries and consultants and advisors of the Company and provides such individuals with the option to purchase shares of the Yankee Group Research, Inc. Pursuant to the 1999 Yankee Plan, up to 600,000 shares in the aggregate may be issued under this Plan, which represents 15% of Yankee's issued and outstanding common stock. The options granted under the 1999 Yankee Plan: (i) are granted at a fair value; (ii) vest within a three-year period; and (iii) expire ten years subsequent to grant date. On December 23, 1999, 447,750 options were granted at a fair value of $15. These were the only options granted during 1999. There were no options exercised or canceled in 1999. At December 31, 1999, there are no options exercisable and 152,250 shares available for future grants. To date, this plan has not been dilutive to the Company's interest in the earnings of this subsidiary.

The value of options on their grant date, including the valuation of the option feature implicit in the Company's stock purchase plan, was measured using the Black-Scholes option-pricing model. The weighted average value of options on their grant date and key assumptions used to apply this model are shown below.

December 31                                     1999                       1998                       1997
-----------------------------------------------------------------------------------------------------------
Weighted average grant date fair value         $9.99                     $15.59                     $12.21

Range of risk-free
interest rates                         4.40% to 6.54%             4.63% to 5.85%             5.51% to 6.82%

Range of expected life
of option grants                        4 to 9 years               3 to 9 years               3 to 9 years

Expected volatility of
underlying stock                                37.3%                      37.8%                      37.5%
-----------------------------------------------------------------------------------------------------------

The value of options on their grant date for the ScoreLab, Inc. 1999 Stock Option Plan was also measured using the Black-Scholes option-pricing model. The value of options on their grant date and key assumptions used to apply this model were: (i) a grant date fair value of $8; (ii) range of risk-free interest rates of 4.40% to 6.54%; (iii) expected life of option grants of 10 years; and
(iv) an expected volatility of underlying stock of 37.3%.

The value of options on their grant date for the Yankee Group 1999 Stock Option Plan was also measured using the Black-Scholes option-pricing model. The value of options on their grant date and key assumptions used to apply this model were: (i) a grant date fair value of $15; (ii) range of risk-free interest rates of 4.40% to 6.54%; (iii) expected life of options grants of 10 years; and (iv) an expected volatility of underlying stock of 37.3%.

It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

The Company uses the intrinsic value method to measure compensation expense associated with grants of stock options to employees. Had compensation cost been determined, based upon the option-pricing model at the grant date for awards under these plans, reported net income and earnings per share would have been as follows.

December 31 (000's except per share)          1999          1998          1997
-------------------------------------------------------------------------------
Net income                                 $10,105      $149,269       $12,351
Basic EPS                                  $  0.49      $   6.14       $  0.47
Diluted EPS                                $  0.48      $   6.14       $  0.44
-------------------------------------------------------------------------------

                                NOTES CONTINUED
10.      INCOME TAXES

December 31 (000s)                                       1999          1998           1997
-------------------------------------------------------------------------------------------
FEDERAL AND OTHER INCOME
TAXES CONSISTED OF:
Current provision                                     $10,560      $  6,756        $ 6,728

Deferred provision
(benefit) - net                                         2,327        (4,177)         5,713
-------------------------------------------------------------------------------------------
Total federal and other
income tax expense                                    $12,887      $  2,579        $12,441
-------------------------------------------------------------------------------------------
RECONCILIATION BETWEEN
STATUTORY AND ACTUAL
INCOME TAXES:
Income (loss) from
continuing operations                                 $16,891      $(33,370)       $ 4,854

Income tax expense                                     12,887         2,579         12,441
-------------------------------------------------------------------------------------------
Income (loss) from continuing operations
before income taxes                                   $29,778      $(30,791)       $17,295
-------------------------------------------------------------------------------------------
Statutory federal income
taxes at a rate of 35%                                $10,422      $(10,777)       $ 6,053

ADJUSTMENTS TO FEDERAL
INCOME TAXES:
Amortization of goodwill                                5,657         4,635          4,737

Goodwill adjustment                                        --         8,341             --

Adjustment of federal income
taxes from prior years                                   (787)       (2,087)        (1,375)

Change in valuation allowance                          (1,222)        2,041          2,493

State income taxes - net                                1,495          (308)           545

Effect of foreign taxes                                (2,354)          537           (198)

Other - net                                              (324)          197            186
-------------------------------------------------------------------------------------------
Total federal and other
income tax expense                                    $12,887      $  2,579        $12,441
-------------------------------------------------------------------------------------------

The 1999 adjustment of income taxes from prior years is a result of a refund of UK taxes from the final settlement of the 1995-1997 tax years, and a true up of the 1998 tax expense. The 1998 and 1997 adjustments to income taxes from prior years was primarily due to a true up of prior year tax expense.


The tax effects of significant temporary differences that gave rise to deferred income tax assets and liabilities are shown below.


December 31 (000s)                                      1999             1998
------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
State taxes                                         $ 10,246         $  8,053

Post-retirement benefits                               1,588            1,547

Fixed assets                                             913              564

Unfavorable lease reserve                              1,501            1,808

Net operating loss carry forward                       3,262            4,560

Bad debts                                              1,143              769

Other                                                  6,874            5,575
------------------------------------------------------------------------------
Total deferred tax assets                             25,527           22,876
Valuation allowance                                   (3,262)          (4,560)
------------------------------------------------------------------------------
Net deferred tax assets                               22,265           18,316
------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Intangibles                                          (27,906)         (20,289)
Fixed assets                                          (1,995)          (2,376)
Other                                                (10,064)          (5,551)
------------------------------------------------------------------------------
Total deferred tax (liability)                       (39,965)        $(28,216)
------------------------------------------------------------------------------
Net deferred tax (liability)                        $(17,700)        $ (9,900)
------------------------------------------------------------------------------
Net current asset (liability)                       $  5,394         $   (301)
Net long-term (liability)                            (23,094)          (9,599)
------------------------------------------------------------------------------
Net deferred tax (liability)                        $(17,700)        $ (9,900)
------------------------------------------------------------------------------

The Company has net operating loss carry forwards in various jurisdictions that expire in the years 2000 through 2004. The Company has provided a valuation allowance against losses of $3.3 million and $4.6 million at December 31, 1999 and 1998, respectively. The decrease in the valuation allowance in 1999 results from the use of net operating losses in 1999 that were included in the allowance at December 31, 1998.

                               NOTES CONTINUED
--------------------------------------------------------------------------------
Primark and Corporation And Subsidiaries



11.    SEGMENT AND GEOGRAPHIC INFORMATION
--------------------------------------------------------------------------------

Based upon the different requirements of the Company's customer base, the Company has organized itself into four operating divisions as follows:

PRIMARK FINANCIAL INFORMATION DIVISION. Primark Financial Information Division ("PFID") develops "enterprise-wide" products and services for major financial institutions on a global basis. It also has responsibility for all transactional products, both historical and real-time, as well as products supporting large-scale investment accounting functions, the individual investor and the referential needs of a very large financial market. This division also manages the corporate network, PrimarkNet, which serves as the major delivery channel to the Company's customers on a global basis and across all three divisions. PFID's product offerings serve most of the Company's customer types and is a major service provider to the "sell-side" portion of the financial market.

PRIMARK FINANCIAL ANALYTICS DIVISION. Primark Financial Analytics Division ("PFAD") concentrates on developing and marketing a wide variety of analytical products for money managers, fund sponsors and other investors. These products combine the Company's databases, advanced software, analytical techniques and forecasts for all phases of the investment process. PFAD's product offerings concentrate on customers in the "buy-side" portion of the financial market.

PRIMARK DECISION INFORMATION DIVISION. Primark Decision Information Division ("PDID") acquires, develops and operates information content businesses that are primarily focused in areas other than the financial marketplace. PDID also provides products and services for decision support to financial customers.

PRIMARK RESEARCH CENTERS. The Primark Research Centers ("PRC") provide a full range of research solutions, from personalized research support to fast and convenient document retrieval. Researchers utilize a repository of documents, online tools and a network of affiliates to guarantee the accurate and immediate delivery of virtually any type of information. The Primark Research Centers are primarily located in the United States and the United Kingdom and although a separate line of business, the PRC is part of PFID.

The Primark Corporate Division ("CORP") supports the all operating divisions with tax, accounting and legal services.

The accounting policies of each division conform to those described in the summary of significant accounting policies. The Company evaluates the performance of each operating division on the basis of total revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA"), and funds used for the purchase of fixed assets, including capitalized data and software. The previous periods have been restated to reflect a change in segments.

No single customer accounted for more than 2% of the Company's consolidated revenues in 1999, 1998 and 1997.


COMPARATIVE SEGMENT ANALYSIS


December 31, (000s)                        1999          1998            1997
--------------------------------------------------------------------------------
Revenue:
PFID                                     $329,880       $282,183      $  261,651
PFAD                                       92,625         75,715          60,165
PDID                                       54,525         52,456          44,493
PRC                                        17,589         24,186          31,566
CORP                                           --             --              --
--------------------------------------------------------------------------------
Total                                    $494,619       $434,540      $  397,875
--------------------------------------------------------------------------------
EBITDA (excl. restructuring):
PFID                                     $ 75,370       $ 59,666      $   64,937
PFAD                                       25,065         21,771          16,287
PDID                                        5,139         11,894           4,786
PRC                                         5,113          7,420           9,820
CORP                                       (4,417)        (6,921)         (6,591)
--------------------------------------------------------------------------------
Total                                    $106,270       $ 93,830      $   89,239
--------------------------------------------------------------------------------
Restructuring:
PFID                                     $     (4)      $ 44,866      $    2,535
PFAD                                           --            225              --
PDID                                           --         17,778           3,450
PRC                                            --          2,540             815
CORP                                           --          2,561              --
--------------------------------------------------------------------------------
Total                                    $     (4)      $ 67,970      $    6,800
--------------------------------------------------------------------------------
Depreciation and Amortization
PFID                                     $ 40,352       $ 33,532      $   34,833
PFAD                                        7,286          6,549           6,365
PDID                                        4,322          4,710           5,117
PRC                                         3,285          2,768           2,023
CORP                                        1,647          1,256           1,867
--------------------------------------------------------------------------------
Total                                    $ 56,892       $ 48,815      $   50,205
--------------------------------------------------------------------------------
Operating Income (Loss)
PFID                                     $ 35,022       $(18,731)     $   27,569
PFAD                                       17,779         14,997           9,922
PDID                                          817        (10,594)         (3,781)
PRC                                         1,828          2,112           6,982
CORP                                       (6,064)       (10,738)         (8,458)
--------------------------------------------------------------------------------
Total                                    $ 49,382       $(22,954)     $   32,234
--------------------------------------------------------------------------------
Capital Expenditures and Software:
PFID                                     $ 48,709       $ 32,116      $   34,200
PFAD                                        9,696          4,508           6,684
PDID                                        2,603          1,641             684
PRC                                         1,264            981           1,388
CORP                                        4,578          1,153             980
--------------------------------------------------------------------------------
Total                                    $ 66,850       $ 40,399      $   43,936
--------------------------------------------------------------------------------
Total Assets*:
PFID                                     $696,214       $ 610,738     $  607,107
PFAD                                       92,291          80,402         94,236
PDID                                      100,242         104,582        113,903
CORP                                       50,353          54,746        228,563
--------------------------------------------------------------------------------
Total                                    $939,100       $ 850,468     $1,043,809
--------------------------------------------------------------------------------


* Total assets for PRC are not allocated by the Company.

                               NOTES CONTINUED
--------------------------------------------------------------------------------
Primark and Corporation And Subsidiaries


EBITDA represents operating income plus depreciation and amortization expense and should not be considered in isolation from, or as a substitute for, operating income, net income or cash flows from operating activities computed in accordance with generally accepted accounting principles. While not computed in accordance with generally accepted accounting principles, EBITDA is a widely-used measure of a company's performance in its industry because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which may vary significantly depending on accounting methods particularly where acquisitions are involved. Management of the Company believes that EBITDA is a meaningful measure, given its widespread industry acceptance as a basis for financial analysis. Further, certain of the Company's debt agreements include financial covenants that are based upon EBITDA, as defined above. Due to the variety of methods that may be used by companies and analysts to calculate EBITDA, the EBITDA measures presented herein may not be comparable to that presented by other companies.

The Company's operations by geographic region are presented in the following table. Most of the Company's international sales originate through its affiliates, which are located throughout Europe, Asia and the United States.


GEOGRAPHIC REGIONS


(000s)                                 1999            1998              1997
--------------------------------------------------------------------------------

NORTH AMERICA
Operating Revenues                   $223,807        $189,680        $  173,150
Operating Income (Loss)
Non-affiliate                          17,154         (24,705)           20,107
Affiliate (2)                          (6,337)         (6,082)           (7,005)
Identifiable Assets                  $514,190        $411,317        $  393,572
--------------------------------------------------------------------------------
UNITED KINGDOM
Operating Revenues
Non-affiliate                        $130,838        $146,062        $  131,889
Affiliate (2)                          41,984          42,740            39,894
Operating Income (Loss)
Non-affiliate                         (16,300)        (26,155)          (18,933)
Affiliate (2)                          42,001          42,740            39,894
Identifiable Assets                  $357,098        $346,711        $  363,611
--------------------------------------------------------------------------------
OTHER INTERNATIONAL
Operating Revenues                   $132,565        $ 98,798        $   92,836
Operating Income (Loss)
Non-affiliate                          51,869          36,961            36,812
Affiliate (2)                         (35,664)        (36,658)          (32,889)
Identifiable Assets                  $ 38,078        $ 45,609        $   58,063
--------------------------------------------------------------------------------
CORPORATE & OTHER
Operating Revenues
Affiliate (2)                        $(34,575)       $(42,740)       $  (39,894)
Operating Income (Loss)                (3,341)         (9,055)           (5,752)
Identifiable Assets                  $ 29,734        $ 46,831        $  228,563
--------------------------------------------------------------------------------
CONSOLIDATED
Operating Revenues                   $494,619        $434,540        $  397,875
Operating Income(Loss) (3)             49,382         (22,954)           32,234
Identifiable Assets                  $939,100        $850,468        $1,043,809
--------------------------------------------------------------------------------


(1) Corporate and other includes corporate accounts, eliminations and reclassifications, as well as the net assets of discontinued operations.

(2) Affiliate transfers represent service fees received by Datastream's United Kingdom operation from its international affiliates.

(3) Includes restructuring charges of $(4,000) in 1999, $68.0 million in 1998 and $6.8 million in 1997 (Note 4).

                               NOTES CONCLUDED
--------------------------------------------------------------------------------
Primark and Corporation And Subsidiaries



12.  SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

In January 2000, the Company entered into an agreement with MicroStrategy for the development and licensing of certain software for a total consideration of $11.0 million payable in cash, the Company's common stock, or a combination of both as determined by the Company. On January 25, 2000, 230,770 shares of Primark common stock were issued in connection with this agreement. Through this alliance, the Primark Financial Channel will be syndicated and will combine the wireless delivery technology of MicroStrategy with the global financial and economic information of the Company to deliver up-to-the-minute investment, economic and corporate information to all types of wireless devices as well as faxes and email.

In February 2000, the Company invested $5.1 million in The Money Channel for a 5% equity interest. The Money Channel is the UK's first dedicated TV channel for finance and investment information and is listed on the London Stock Exchange.

13.  COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

The Board of Trade of the City of New York ("NYBT") has submitted to Primark's subsidiary, A-T Financial Information, Inc., a claim for approximately $3.8 million based primarily on an allegation that, over a five-year period, A-T insufficiently delayed the distribution of information received from NYBT and therefore should have paid fees to NYBT applicable to real-time distribution of that information. Management believes that the allegation is without merit and intends to vigorously contest the claim.

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

                             REPORT OF MANAGEMENT
--------------------------------------------------------------------------------
Primark Corporation And subsidiaries


Management of Primark Corporation and its subsidiaries (the "Company") is responsible for the preparation and integrity of the accompanying consolidated financial statements and other financial information contained in this Annual Report. Management believes that all such information has been prepared in conformity with generally accepted accounting principles, and necessarily includes certain amounts that are based on management's judgements and estimates. The consolidated financial statements have been audited by Deloitte & Touche LLP, the Company's Independent Auditors. Their audit was conducted in accordance with generally accepted auditing standards, as indicated in their report

In management's opinion, the Company's system of internal accounting controls, coupled with an ongoing program of internal audits to review such controls, provide reasonable assurance that the Company's assets are safeguarded from material loss and the transactions are executed and recorded in accordance with established procedures. The system is supported by formal policies and procedures, including an active Code of Conduct program intended to ensure key employees adhere to the highest standards of personal professional integrity. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed the related benefits to be derived.

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




/s/ Stephen H. Curran
----------------------------------------------------
Stephen H. Curran
Executive Vice President and Chief Financial Officer
February 11, 2000




                         INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------
Primark Corporation And subsidiaries


TO THE BOARD OF DIRECTORS OF PRIMARK CORPORATION:

We have audited the accompanying consolidated statements of financial position of Primark Corporation and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows, common shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Primark Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

As discussed in Note 1, in 1999 the Company changed its method of accounting for derivative financial instruments to conform with Statement of Financial Accounting Standards No. 133.


/s/ Deloitte & Touche LLP
-----------------------------------------
Deloitte & Touche LLP

Boston, Massachusetts
February 11, 2000

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                    OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
Primark Corporation And subsidiaries


RESULTS OF OPERATIONS

Primark reported 1999 income from continuing operations of $16.9 million or $0.80 per share compared to a loss of $33.4 million or $1.37 per share in 1998 and income of $4.9 million or $0.17 per share in 1997. During the three years reported, the Company purchased four significant operations, sold two operations no longer part of its strategic focus and materially restructured its remaining operations to align more closely with the needs of its customers. Additionally, Primark refinanced several of its debt issues and repurchased 26% of its outstanding common stock during this three-year period.

During 1997 Primark purchased Baseline and WEFA for a combined $86.0 million in cash and entered into a refinancing agreement with its commercial banks to address the funding of those acquisitions. The 1997 refinancing resulted in an extraordinary loss on early extinguishment of debt of $2.0 million after tax or $0.07 per share. The Company also restructured its Disclosure and DAFSA business units in 1997 and recorded a charge of $6.8 million.

In 1998 the Company sold TASC, a government contracting business, and TIMCO, a heavy aircraft maintenance operation, for a total of $502.0 million in cash. As a consequence of the decision to dispose of these assets, the results of the operations for these companies were reported in discontinued operations. The Company reported net income from discontinued operations of $7.9 million or $0.33 per share and $16.8 million or $0.61 per share for the years 1998 and 1997, respectively. In 1998, the Company also recorded gains of $187.3 million or $7.71 per share on the sales of the two discontinued operations. With the sale of TASC and TIMCO reducing the Company's size by approximately 60% in 1998 the Company restructured its remaining businesses to integrate their operations, eliminate duplicate costs and serve customers more effectively. The restructuring resulted in a charge of $68.0 million to operating income. The charge included a write-off of $25.0 million of software and $31.1 million of goodwill, with the remainder of the charge related to severance and lease reductions necessary to integrate facilities and employee work forces. With monies received from the sales in 1998, Primark repaid its senior notes, resulting in a 1998 extraordinary loss on early extinguishment of debt of $5.1 million after tax or $0.21 per share.

During 1999, the restructuring program was substantially completed within the cost levels estimated in 1998. In February of 1999, the Company acquired A-T Financial for $34.9 million and Extel for $31.9 million. When the extraordinary losses, net income from discontinued operations and the impact of restructuring charges are eliminated from all years, income from continuing operations for 1998 was $20.9 million or $0.83 per share compared to 1997 income from continuing operations which was $11.0 million or $0.39 per share. When compared on a similar basis, 1999 income from continuing operations was $16.9 million or $0.80 per share, $4.0 million or $0.03 per share lower than 1998. Revenues and operating income show consistent improvement throughout the three-year period, but the transactions noted above caused net interest expense to vary significantly. The timing of cash received on asset sales in 1998 and cash paid out for acquisitions in 1999, together with share repurchases made over both periods, resulted in reduced borrowing levels in 1998 and increased debt requirements in 1999. Consequently, net interest expense was $6.3 million in 1998 compared to $19.1 million in 1999 and $14.9 million in 1997.

Revenues for 1999 were $494.6 million compared to $434.5 million in 1998 and $397.9 million in 1997, a 13.8% and 9.2% increase, respectively. During 1999, 50.8% of the Company's revenues were generated outside the United States and for the most part were denominated in foreign currency. Movements of currency rates relative to the US dollar caused revenues to be lower by $6.2 million in 1999 compared to 1998. When the effects of currency movements are eliminated, 1999 revenues grew 15.3%. Similarly, with the exclusion of currency movements, 1998 revenues grew 10.3% over 1997. The 1999 acquisitions added $25.9 million to revenue which, when eliminated together with the effects of currency, resulted in a 9.2% growth rate.

Because of significant amortization from the acquisition related intangible assets, the Company uses earnings before interest, taxes, depreciation and amortization ("EBITDA") as a measure of profitability. EBITDA for 1999, excluding restructuring charges, was reported at $106.3 million compared to $93.8 million in 1998 and $89.2 million in 1997, growing 13.3% in 1999 and 5.1% in 1998. Fluctuations in currency rates had an unfavorable impact on EBITDA of $1.4 million in 1999 and $1.1 million in 1998. The improvement in profitability is evidence of the success of the restructuring initiated in June of 1998. When restructuring charges are eliminated for all years, operating income for 1999 was $49.4 million compared to $45.0 million in 1998 and $39.0 million in 1997. While operating income grew over the three-year period, it did not grow as fast as EBITDA due to increases in the amortization of goodwill and intangible assets created by the acquisitions of A-T Financial and Extel in 1999.

                      MANAGEMENT'S DISCUSSION CONTINUED
--------------------------------------------------------------------------------
Primark Corporation And subsidiaries


The change in effective tax rates between the years ended 1999 and 1998 was principally the result of the goodwill adjustments associated with the 1998 restructuring charge. In addition, the goodwill added through the acquisitions of AT Financial and Extel affected the 1999 effective tax rate. Goodwill is a significant deduction from pretax income but for the most part does not qualify as a deduction on the tax return. Consequently additions and adjustments to goodwill materially impact effective tax rates. To a lesser extent, the 1999 effective rate was also reduced by the use of tax benefits associated with NOL's in France and Japan for which a valuation allowance had been provided in prior years. The Company also received refunds for its United Kingdom tax return, which was not previously provided for.

The Company is organized into three divisions, aligned with the major markets served by the business units within each division. The Financial Information Division delivers enterprise wide real-time and research data and applications, with a concentration on the sell-side of the financial markets. The Primark Research Centers, which are included as a separate line of business within the Financial Information Division, provide a full range of research solutions from personalized research support to fast and convenient document retrieval. The Financial Analytics Division delivers data and applications principally to the buy-side of the financial markets. The Decision Information Division provides market research, economic and consulting products to corporate and government customers, with some additional sales to financial institutions. All three divisions have developed Internet applications that allow for expansion into new markets. During 1999, Internet related businesses accounted for approximately $40.0 million of revenues. Aggressive development is planned for both Internet and wireless services by all divisions during 2000, which is expected to lower reported earnings and increase capital expenditures when compared to historic performance levels. The Company anticipates spending $60.0 million in additional capital investment and expense, reducing 2000 operating income by approximately $25.0 million from the level otherwise expected. The Company is in the preliminary stages of investigating organizational changes to address the best way to manage its current divisional segments to most efficiently manage these new initiatives.

FINANCIAL INFORMATION DIVISION

The Financial Information Division revenues were $347.5 million in 1999 compared to $306.4 million in 1998 and $293.1 million in 1997, representing growth rates of 13.4% and 4.5%, respectively. The International operations grew revenues in 1999 by 11.1% and the North American operations grew 18.8%. Much of the growth came from revenues generated by the newly acquired A-T Financial and Extel operations. Excluding the revenue from the acquired operations and any impact of currency movements, the Division's growth rate was 6.7%. Revenues by region reflected 1999 growth rates of 10.7% in Continental Europe, 8.0% in the United Kingdom, 4.6% in North America and a drop of 2.4% in Asia. The Datastream research product accounted for $124.4 million of revenues and grew 7.8% over 1998. The PIMS product line totaled $31.6 million and the Topic line totaled $34.5 million, growing 15.5% and 4.4%, respectively, in 1999. The Global Access product line accounted for $21.7 million of revenues and posted 74% improvement over 1998. The Division's Research Centers recorded revenues of $17.6 million in 1999 compared to $24.2 million in 1998 and $31.6 million in 1997, representing declines of 26.7% and 23%, respectively. The Research Centers declines were primarily related to the traditional document retrieval services while non-Edgar documents and services remained flat during this three year period. The North American operation was able to partially offset this decline with $5.0 million of additional data and history sales in 1999.

The Financial Information Division 1999 EBITDA was $80.5 million, a 20.0% increase over the $67.1 million recorded in 1998 and compares favorably to the $70.2 million reported in 1997, when restructuring charges are excluded. EBITDA, excluding restructuring charges, for the Division's Research Centers was $5.1 million, $7.4 million and $9.8 million in 1999, 1998 and 1997, respectively. Newly acquired operations contributed $3.7 million to EBITDA. As a percentage of revenue, the Division's EBITDA was 23.2% in 1999 compared to 21.7% in 1998. Profitability improvement was due to the integration program initiated in June of 1998.

The Financial Information Division was the beneficiary of all of the Company's 1999 acquisitions. On February 5, 1999, the company purchased A-T Financial for $34.9 million in cash. A-T is a real time financial information provider servicing institutional and retail markets with timely, high quality, global securities information, with $13 million

                      MANAGEMENT'S DISCUSSION CONTINUED
--------------------------------------------------------------------------------
Primark Corporation And subsidiaries


in revenues. The A-T acquisition was critical to expanding the real-time content for the Division's new global equity products. At the same time, this acquisition gives Primark the capability to include real-time information in products across all divisions. On February 19, 1999 the Company purchased the Extel Company Fundamental Data business for $31.9 million in cash. Extel is a widely recognized brand name in Europe and Asia, supplying company fundamental data in a variety of applications, with revenues of $12.7 million. The Extel acquisition adds dramatically to our European capabilities. On June 1, 1999 the Company also purchased the remaining 20% interest in Worldscope for $16.0 million to permit the full integration of both Worldscope and Extel into the Division's operations. The integration is expected to be completed by the first quarter of 2000. Significant savings are expected in product platform applications and data aggregation functions due to synergies between these companies and other Primark operations.

FINANCIAL ANALYTICS DIVISION

The Financial Analytics Division 1999 revenues were $92.6 million compared to $75.7 million in 1998 and $60.2 million in 1997. This performance represents growth rates of 22.3% and 25.7% for 1999 and 1998, respectively. Within the division, the Baseline US equity product posted revenues of $32.5 million, growing 30.9% in 1999, following a 36.6% growth rate in 1998. I/B/E/S revenues were $47.3 million, led by the Active Express product line, growing 17.1% in 1999 and 23.2% in 1998. Vestek's portfolio measurement and analytic product line grew 22.4%, with revenues of $12.8 million in 1999, compared to 13.3% growth in 1998. The markets and products within this division have remained strong over the three years reported and the Company expects this performance to continue.

The Financial Analytic Division EBITDA was $25.1 million in 1999, with I/B/E/S accounting for $16.3 million of the total. EBITDA grew 15.1% in 1999 and 33.7% in 1998. As a percentage of revenue, the division's EBITDA represented 27.1% in 1999 and 28.8% in 1998. During 1999, the Division has been developing a mutual fund warehouse product through its Vestek operations. The spending on this development has been expensed and consequently lowered the growth in EBITDA during 1999. The Division expects that margins will return to historical levels as the new product is fully introduced into the market place during 2000.

DECISION INFORMATION DIVISION

The Decision Information Division revenues were $54.5 million in 1999 compared to $52.5 million in 1998 and $44.5 million in 1997. Growth in 1999 revenues was 3.9%, while 1998 demonstrated growth of 17.9%. Within the Division, the Yankee Group recorded revenues of $29.2 million, growing 24.6% over 1998. Yankee also grew 23.1% in 1998. The WEFA economic business experienced lower revenues in 1999, of $25.3 million compared to $29.0 million in 1998. The fall-off represents a combination of flat growth in its base subscription products coupled with high consulting revenues recorded in 1998 that were not matched in 1999. WEFA has been investing in new product offerings that are mostly Internet-based, to take advantage of emerging customer requirements. Secondly, WEFA has been reconstructing its consulting practice to address attractive market opportunities in 2000. With the new Internet-based product applications and expansion of consulting capabilities, WEFA should grow again in 2000 and, as new products are added in 2000, higher growth is expected in 2001.

The Decision Information Division EBITDA was $5.1 million compared to $11.9 million in 1998 and $8.6 million in 1997. The reduction in profitability is mostly due to investments at WEFA to develop new product offerings that are Internet-based and the addition of consulting staff to build that capability. Also during the year, the Yankee Group increased expenses to build new planning services to address attractive market opportunities in 2000. Most of the additional spending on planning services centered around expanding the Yankee Group's coverage of Internet applications in the industry segments it covers.

CAPITAL RESOURCES & LIQUIDITY

As of December 31, 1999, the Company had $18.4 million of cash and cash equivalents. This compares to $51.6 million and $12.8 million at year-end 1998 and 1997, respectively. The large cash balance as of December 1998 was the result of the issuance of the 9 1/4% Senior Subordinated Notes in December of 1998. A portion of this cash balance was applied towards the acquisitions of A-T Financial and Extel in February of 1999. The Company's share repurchase program also required significant cash during both 1998 and 1999.

                      MANAGEMENT'S DISCUSSION CONTINUED
--------------------------------------------------------------------------------
Primark Corporation And subsidiaries



Operating activities provided $43.1 million of cash in 1999 compared to $72.7 million in 1998 and $58 million in 1997. During 1999, working capital used $28.0 million compared to the $27.4 million generated in 1998 and the $9.3 million used in 1997. During 1998, the Company received net tax benefits of $21.3 million, principally from the exercise of significant levels of stock options. Because of delay in the receipt of tax refunds related to the sale of TASC's foreign operations, the Company was paid approximately $10.0 million of foreign refunds in the first quarter of 2000. Excluding the impact of tax payments, the Company continued to generate over $50.0 million of operating cash flows and has not experienced significant collection issues with its receivables. Because most of the Company's subscription contracts are billed quarterly or annually in advance, Primark tends to exhibit negative working capital principally as a result of currently deferred income for services that have been billed and collected but are amortized over the period of the contract.

Financing activities provided $91.7 million of cash in 1999 compared to $402.3 million used in 1998 and the $74.8 million provided in 1997. During 1999, Primark drew $133.0 million on its revolving credit facility to fund $39.3 million of common share repurchases and support the capital expenditure program. The 1998 use of cash in financing activities reflects $197.3 million expended to repurchase common stock and the repayment of debt with proceeds received from the sale of TASC and TIMCO. Those expenditures were net of cash provided with the December 1998 issuance of the Company's 9 1/4% Senior Subordinated Notes, maturing in December of 2008.

At year-end, the Company's debt to total capitalization was 41.1%, with $292.0 million of funded debt outstanding. In addition to $150.0 million of Senior Subordinated Notes, the Company had $133.0 million drawn on its revolving credit facility with a variable interest charge of LIBOR plus 150 basis points. Also outstanding was the $7.0 million 5% Convertible Note issued for the purchase of the remaining 20% of Worldscope. The revolving credit facility had the capacity for $205.0 million, leaving additional availability at year-end of $72.0 million. When considering the capital spending anticipated during 2000 to support the introduction of real-time and wireless Internet products, the Company anticipates requesting covenant amendments from its commercial bank group in the first quarter of 2000. The Company is also pursuing the option of using private equity funds to support these growth opportunities.

During 1999, the Company used $167.6 million of cash for investing activities compared to $368.2 million provided in 1998 and $144.5 million absorbed by investing activities in 1997. During 1999, the Company paid a total of $79.1 million of cash, net of cash acquired, for the acquisitions of A-T Financial, Extel and Worldscope's remaining 20% outstanding minority interest. During 1999, $30.7 million of taxes came due for the 1998 sale of TASC and TIMCO. During 1999, the Company spent $66.9 million on capital equipment and capitalized software of this amount the Decision Information Division accounted for $2.6 million, principally for new product offerings at WEFA. The Financial Analytics Division spent $9.7 million, including $6.5 million at Baseline, which included leasehold improvements and equipment necessary to relocate operations to a new office facility. The Financial Information Division accounted for $50.0 million of expenditures, including $20.8 million in equipment and $27.3 million in capitalized software. The equipment spending was evenly divided to support North America and International operations. In North America, equipment was needed to support new products such as Piranha, and to create back office support for certain new electronic products, such as real-time applications. The International expenditure was needed to build the communications and support for the real-time EuroTopic product, as well as equipment necessary for the integration of Extel into the Worldscope and Disclosure platforms. Software capitalized internationally totaled $16.6 million, to support the new real-time products and the integration of Extel into the Company's existing business. In North America, $9.1 million was spent to support the back office operation needed for new electronic product offerings. The large influx of cash received from investing operations in 1998 was due to proceeds from the sale of TASC and TIMCO in April and September of 1998.

The Company continues to generate strong cash flows from operations and has good access to capital markets. As a consequence, the Company is confident in its ability to provide the cash necessary to support its growth plans for 2000.

                      MANAGEMENT'S DISCUSSION CONTINUED
--------------------------------------------------------------------------------
Primark Corporation And subsidiaries



NEWLY ADOPTED ACCOUNTING STANDARD

Effective January 1, 1999, the Company adopted Statement of Financial Accounting Standards 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities." FAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Depending on the nature of the underlying exposure being hedged, the effective portion of changes in the fair value of derivatives are either recognized in the consolidated statement of income or as a component of accumulated other comprehensive income. The ineffective portion of a derivative's change in fair value is recognized in the consolidated statement of income. In accordance with its risk management policy, the Company uses foreign currency options and foreign currency forward contracts. Gains and losses from financial instruments that do not qualify for hedge accounting are marked to market and recognized as a gain or loss in the current period. The Company does not hold or issue derivative instruments for trading purposes. The cumulative effect of a change in accounting principle due to adoption of FAS 133 as of January 1, 1999 was a charge to income of $219,000.

YEAR 2000 READINESS DISCLOSURE

Y2K issues relate to a complex set of potential problems arising from the ways in which computer software and hardware handle dates. Many older systems use a two-digit date format that may create ambiguities, at and shortly after the turn of the century. However, the Company's testing, operations and backup/recovery procedures will ensure that the Company can deal effectively with any problems that may arise with our products and services, operations and interfaces with customers and suppliers.

The Company has been actively addressing all known Y2K issues since 1995, with the goal of providing continuous and reliable service to the Company's customers and a seamless transition to the new Millennium. To date these goals have been met successfully. Any remaining issues can be addressed within ongoing company operations.

The Company's Y2K program focused on each of the Company's internal systems, products and third parties with which the Company has a significant business relationship. In addition to the databases and software that the Company provides to its customers, the Company reviewed, fixed and tested all aspects of its internal operations. These included hardware systems (e.g., servers, LANs), software (e.g., production database systems, human resources and finance information systems) and desktop PC programs, as well as physical security systems, fire suppression and other building control systems. These reviews have included key data suppliers, hardware manufacturers, telecommunications companies, electric utilities and many others. The issues dealt with in the Y2K Program have now been transferred from close corporate oversight to the respective business units within the Primark operating companies.

The Company incurred costs related to its Y2K initiative of approximately $5.0 million for the year ended December 31, 1999. The Company has resolved all known significant Y2K problems and is continuing to have its solutions thoroughly tested both with customers and in internal operations, as business circumstances require.

MARKET RISK

The Company enters into a variety of financial instruments, including foreign currency forward and call option contracts and interest rate swaps, to manage currency and interest rate risk. Counterparties to these financial instruments expose the Company to credit losses in the event of non-performance, but the Company does not expect any of the counterparties to fail to meet their obligations. To manage credit risks, the Company selects counterparties based on credit ratings and monitors the exposure with each counterparty. The Company does not hold or issue derivative contracts for trading purposes. There were no material changes in market risk exposures between 1999 and 1998.

Foreign Currency Exchange Rate Risk

Forward and option contracts related to foreign exchange market risk are utilized to reduce the exposure of the Company's anticipated foreign revenues, net of cash operating expenses, to excessive foreign currency fluctuations. Significant portions of the Company's revenues are denominated in currencies other than the US dollar. For the twelve months ended December 31, 1999, approximately 57.8% of total revenues were denominated in non-US dollar currencies of which approximately 33.8%, 17.6% and 6.4% are denominated in UK sterling, currencies of Continental Europe and Asian currencies, respectively. The majority of the Company's revenues are subscription-based arrangements of up to two years in duration.

                      MANAGEMENT'S DISCUSSION CONTINUED
--------------------------------------------------------------------------------
Primark Corporation And subsidiaries



Additionally, a significant percentage of the Company's operating costs are denominated in foreign currencies. The Company maintains significant production, product development, sales and administrative functions in the United Kingdom. Also, the Company maintains local sales and customer service functions in most financial centers of Europe and Asia. For the twelve months ended December 31, 1999, approximately 52.5% of operating income, excluding goodwill amortization, was denominated in non-US dollar currencies of which approximately 3.3%, 42.0% and 7.2% are denominated in UK sterling, currencies of Continental Europe and Asian currencies, respectively. The primary market risk that the Company faces is the US dollar strengthening against the euro, Swiss franc, Swedish krona and Japanese yen. The use of domestic investment and borrowing facilities eliminates foreign currency exposures related to financial instruments.

Derivatives related to the foreign exchange market risk category are utilized to reduce the exposure of the Company's operating income to excessive foreign currency fluctuations. Certain principles underlying the Company's foreign exchange risk management strategy include: (i) derivative contracts are assigned to an identified cash flow exposure and the notional amount of such derivatives will not exceed the amount of the underlying exposure; (ii) levels of cover for foreign exchange hedging will not exceed 90% for exposures with a horizon within the next 12 months, and 75% for the following 12 months; (iii) derivatives linked to a cash flow exposure will not exceed 24 months in duration; and (iv) options can only be written as part of a matched combination strategy or collar with no net premium received.

Primark Corporation has adopted value at risk ("VAR") analysis as a management tool to quantify the potential impact of exchange rate volatility on future operating income. VAR is a measure of the potential loss on a portfolio within a specified time horizon, at a specified confidence interval. The Company defines loss as the reduction in the value of the rolling four-quarter forecast of operating income denominated in US dollars. The VAR calculation parameters and assumptions are as follows: (i) daily volatility and correlation data from RiskMetrics; (ii) portfolio data = rolling four quarter estimated operating income (excluding goodwill amortization) based on the transactional and translation exposures of each Primark subsidiary; (iii) horizon = one fiscal quarter (65 business days); (iv) home currency = US dollar; (v) confidence interval = 95%; (vi) VAR method = Monte Carlo using RiskMetrics' correlation and volatility data sets; and (vii) periodicity of VAR calculation = quarterly.

Based on the VAR model, Primark estimates there is a 5% chance that the forecast for operating income for the coming four quarters will deteriorate over the next calendar quarter by more than $2.45 million before hedging and $1.77 million after taking into account the Company's hedging portfolio, representing cover of 27.6%, as of December 31, 1999. All foreign currency forward and option contracts held at December 31, 1999 are included in the VAR calculation. Over the each of the four quarters in 1999, the average value at risk before hedging on operating income for the next four quarters varied between $2.32 million and $2.74 million, averaging $2.52 million and after hedging varied between $1.68 million and $1.96 million, averaging $1.79 million.

At December 31, 1998, the Company estimated there was a 5% chance that the forecast for operating income for the coming four quarters would deteriorate over the next calendar quarter by more than $2.43 million before hedging and $2.32 million after taking into account the Company's hedging portfolio. All foreign currency forward and option contracts held at December 31, 1998 are included in the VAR calculation.

The Company principally enters into contracts to deliver foreign currencies for UK sterling at agreed-upon exchange rates with maturities not exceeding two years. The underlying transactions typically represent estimated future service fees from the Company's network of global sales organizations. The Company accounts for these instruments as cash flow hedges. In accordance with FAS 133, the fair value of changes of derivative instruments related to the effective portion of cash flow hedges are initially recorded as a component of other comprehensive income. Hedging transactions are typically set up with a notional principal less than the principal of the underlying transaction and effectiveness of these contracts is measured as the first units of currency of the underlying exposure being hedged. Effectiveness is reviewed quarterly to ensure that the estimated amount of the exposure being hedged does not decline below the notional principal of the respective hedging transactions. Unrealized gains and losses on cash flow hedges accumulate in other comprehensive income and are reclassified into earnings when the forecasted transaction affects earnings. For the year ended December 31, 1999, there was no ineffective portion of derivative gains or losses reported in earnings, and net gains from hedge transactions reclassified from other comprehensive income to revenues totaled $710,000. At December 31, 1999, the fair value of derivative instruments designated as cash flow hedges is $394,000 and

                      MANAGEMENT'S DISCUSSION CONCLUDED
--------------------------------------------------------------------------------
Primark Corporation And subsidiaries



is recorded in other current assets with the offset to other comprehensive income. This gain will be recognized in revenues over the next 24 months as the forecasted revenues are recognized.

Forward and option contracts are also entered into to protect anticipated repatriations of excess cash flow, primarily from the UK, under intercompany loan agreements or other financial transactions. The Company accounts for these instruments at fair market value, recording each period's gains or losses in non-operating income or loss. For the year ended December 31, 1999, the net gain on these instruments recorded in non-operating income was $486,000. Foreign exchange contracts with a value of $160,000 are recorded on the balance sheet in other current assets at December 31, 1999.

Interest Rate Risk

Derivatives contracts entered into relate to specific financial liabilities or assets with either fixed or floating interest rates attached. The objective of the Company's interest rate risk management program is to optimize and regulate the mix of fixed and floating rate assets and liabilities recorded on the Company's balance sheet with consideration given to management's plans for future investments, divestitures and financing. To manage its interest rate exposures, the Company may utilize forward rate agreements, swaps and options. During 1999 and 1998, the Company was not a party to any outstanding interest rate derivative agreements.

The Company's revolving credit facility carries a variable interest rate of LIBOR plus 150 basis points. An increase in interest rates would increase the cost to borrow funds under the revolver. In addition, an increase in interest rates would cause the market value of an investment in the Company's $150 million, 9 1/4% Senior Subordinated Notes due December of 2008 to decrease, which would benefit the shareholders of the Company.


CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the historical information presented here, this report includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Primark believes the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. This information may involve risks and uncertainties that could cause the actual results of Primark to differ materially from the forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to: (i) the risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the US dollar, and the ability to successfully hedge such risks; (ii) the extent to which Primark seeks growth through acquisitions, and the ability to identify and consummate acquisitions on satisfactory terms; (iii) uncertainty regarding the development and market acceptance of new products;
(iv) loss of market share through competition; and (v) deterioration in economic conditions, particularly in the financial services industry.

               SELECTED FINANCIAL INFORMATION - FIVE YEAR DATA
--------------------------------------------------------------------------------
Primark Corporation And subsidiaries



Dollars In Thousands Except Per Share Amounts                  1999          1998           1997           1996         1995
------------------------------------------------------------------------------------------------------------------------------

FINANCIAL AND OPERATING DATA (1)
Operating revenues                                          $ 494,619     $434,540      $  397,875      $277,063      $184,779
EBITDA (3)                                                    106,274       25,861          82,439        61,121        46,795
Operating income (loss)                                        49,382      (22,954)         32,234        27,839        20,886
Income (loss) from continuing operations                       16,891      (33,370)          4,854        12,516         5,381
Net income (2)                                                 16,672      156,722          19,715        36,749        16,882
Basic earnings per share:
From continuing operations                                       0.82        (1.37)           0.18          0.49          0.21
Total earnings per share (2)                                     0.81         6.45            0.75          1.48          0.88
Diluted earnings per share:
From continuing operations                                       0.80        (1.37)           0.17          0.46          0.19
Total earnings per share (2)                                     0.79         6.45            0.71          1.38          0.82
Total assets                                                  939,100      850,468       1,043,809       920,801       718,184
Total debt, including capital lease obligations               292,094      158,879         370,163       248,340       239,476
Redeemable preferred stock                                         --           --              --            --        16,874
Common shareholders' equity (4)                               417,925      440,178         470,971       475,830       354,062
Capital expenditures                                           35,136       22,812          23,965        19,412         9,803
Software capitalized                                           31,714       17,587          19,971        16,916         5,704
Cash flows from operations                                  $  43,127     $ 72,702      $   58,024      $ 65,707      $ 49,305
Debt to total capitalization                                     41.1%        26.5%           44.0%         34.3%         39.2%
Total employees                                                 3,458        2,933           2,328         2,025         1,588
------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA (4)
Actual shares outstanding                                      19,990       21,251          26,800        27,068        23,317
Weighted average common shares outstanding - basic             20,472       24,302          26,348        24,813        19,150
Weighted average common shares outstanding - diluted           20,991       24,302          27,944        26,571        20,681
Market price per share on NYSE Composite:
High                                                        $28 3/4       $43 5/8       $41 5/8         $40           $30 1/4
Low                                                         $19           $22 9/16      $18 1/8         $21 3/8       $12 3/4
Close                                                       $27 13/16     $27 1/8       $40 11/16       $24 3/4       $30
------------------------------------------------------------------------------------------------------------------------------



(1) The financial data for the Company has been restated to exclude discontinued operations and to include all acquired companies from their respective dates of acquisition.

(2)  Includes the following:

     a) an after tax charge of $219,000 due to a change in accounting principle in 1999.

     b) restructuring charges of 54.3 million and 6.2 million in 1998 and 1997, respectively.

     c) results of discontinued operations, along with a $187.3 million and $8.4 million after tax gain on the sale of discontinued operations in 1998 and 1996, respectively;

     d) an after tax extraordinary loss for the early extinguishment of debt of $1.5 million, $2.0 million and $534 thousand for 1998, 1997 and 1996, respectively;

     e) dividends on the Company's outstanding preferred stock through its conversion to common in 1996.

(3) EBITDA represents operating income plus depreciation and amortization expense and should not be considered in isolation from, or as a substitute for, operating income, net income or cash flows from operating activities computed in accordance with generally accepted accounting principles. While not computed in accordance with generally accepted accounting principles, EBITDA is a widely used measure of a company's performance in its industry because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which may vary significantly depending on accounting methods particularly where acquisitions are involved. Management of the Company believes that EBITDA is a meaningful measure given the widespread industry acceptance as a basis for financial analysis. Further, certain of the Company's debt agreements include financial covenants that are based upon EBITDA, as defined above. Due to the variety of methods that may be used by companies and analysts to calculate EBITDA, the EBITDA measures presented herein may not be comparable to that presented by other companies.

(4)  During 1999, 1998 and 1997, the Company retired 1,582,046; 6,108,500 and
     2,071,483 shares of its common stock, respectively. In May 1996, 1,164,276 shares of common stock were issued upon conversion of the redeemable preferred stock. In December 1995, the Company issued 4,356,200 shares of common stock.

             SUPPLEMENTARY FINANCIAL INFORMATION - QUARTERLY DATA
--------------------------------------------------------------------------------
Primark Corporation And subsidiaries



In Thousands Except Per Share Amounts                          First       Second       Third       Fourth
----------------------------------------------------------------------------------------------------------
1999(5)
----------------------------------------------------------------------------------------------------------
Operating revenues                                           $117,344    $122,170     $ 122,675   $132,430
----------------------------------------------------------------------------------------------------------
Operating income                                                9,460      12,284        13,371     14,267
----------------------------------------------------------------------------------------------------------
Income before extraordinary item and change
in accounting principle                                         2,688       4,191         4,772      5,240
----------------------------------------------------------------------------------------------------------
Net income(1)                                                   2,469       4,191         4,772      5,240
----------------------------------  ----------------------------------------------------------------------
Earnings per share before extraordinary item
and change in accounting principle:
Basic                                                            0.13        0.20          0.23       0.26
Diluted                                                          0.13        0.20          0.23       0.25
----------------------------------------------------------------------------------------------------------
Market price per share:
High                                                           26 1/2      28 1/8        28 3/4     28 3/4
Low                                                           $19 1/8     $19           $23        $24 1/4
----------------------------------------------------------------------------------------------------------
1998(5)
----------------------------------------------------------------------------------------------------------
Operating revenues                                           $104,411    $108,874     $ 108,534   $112,721
----------------------------------------------------------------------------------------------------------
Operating income(2)                                            11,317     (57,170)       12,091     10,808
----------------------------------------------------------------------------------------------------------
Income before extraordinary item and change
in accounting principle(2)(4)                                   8,520     126,462        21,935      4,927
----------------------------------------------------------------------------------------------------------
Net income                                                      8,520     121,341        21,935      4,927
----------------------------------------------------------------------------------------------------------
Earnings per share before extraordinary item
and change in accounting principle:
Basic(2)(4)                                                      0.32        4.68          0.99       0.23
Diluted(2)(4)                                                    0.30        4.68          0.96       0.22
----------------------------------------------------------------------------------------------------------
Market price per share:
High                                                          43 5/8      43 5/8       31 11/16    30 1/8
Low                                                          $38         $31 3/16     $23 5/8     $23 9/16
----------------------------------------------------------------------------------------------------------




(1) Includes an after tax charge of $219,000 due to a change in accounting principle.

(2) Includes for the second and fourth quarter restructuring charges of $68.7 million and $(707,000), respectively.

(3) Includes for the second quarter an after tax extraordinary loss of $5.1 million resulting from the extinguishment of debt.

(4) Includes in the second and third quarter a $171.1 million and $16.2 million gain, respectively, on the sale of discontinued operations.

(5) The quarterly data includes the operations of acquired businesses from their respective dates of acquisition.

                           SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------
Primark Corporation And subsidiaries


2000 ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the Wyndham Garden Hotel, 420 Totten Pond Road, Waltham, Massachusetts on Friday, May 26, 2000 at 11:00 a.m. Information with respect to this meeting, the proxy statement and proxy will be mailed on or about April 9, 2000.

STOCK LISTED

New York and Pacific Stock Exchanges
Trading Symbol: PMK

CORPORATE INFORMATION/INVESTOR INQUIRIES

The following information is available without charge to shareholders and other interested parties:

-    Annual Report

- Annual Report on Form 10-K filed with the Securities and Exchange Commission [exhibit filed as part of this report are available upon payment of a specified fee]

-    Quarterly Reports to Shareholders

-    Quarterly Reports on Form 10-Q filed with the Securities and Exchange
     Commission


To request these publications or if you have any questions about Primark, you are invited to contact:

PRIMARK INVESTOR RELATIONS
1000 Winter Street, Suite 4300N
Waltham, MA 02451-1241
(781) 466-6611
(800) 755-1032
E-mail: investor-relations@primark.com

SHAREHOLDERS SERVICES

All inquiries regarding the following items should be directed to the Stock Transfer Agent.

-    Change of address

-    Lost stock certificate

-    Duplicate mailings

-    Transfer of stock to another person

-    Other administrative concerns

STOCK TRANSFER AGENT AND REGISTRAR

BankBoston
c/o EquiServe
P.O. Box 8040
Boston, MA 02266-8040
(781) 575-3120
(800) 730-6001
www.equiserve.com

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
200 Berkeley Street
Boston ,MA 02116-5022
(617) 437-2000

THE ANNUAL REPORT

This report is submitted for the general information of the shareholders of Primark corporation and is not intended to be used in connection with any sale or purchase of securities.